This prospectus relates to offers and sales from time to time by the persons identified in this prospectus of up to 6,117,389 currently outstanding common shares, par value $0.004 per share, which we refer to as our common shares. We refer to each person that may sell shares under this prospectus as a selling shareholder. This prospectus does not cover the issuance of any of our common shares by us and we will receive no proceeds from the sale of any of our common shares by the selling shareholders.

Our common shares are listed on the London Stock Exchange through the Alternative Investment Market, or the AIM, under the symbol “GLBS.” Our common shares will be suspended from trading on the AIM from the date we redomicile into the Marshall Islands and seek effectiveness of the registration statement to which this prospectus relates, until our shares are delisted from the AIM. We expect that our shares will be delisted from the AIM as soon as practicable after the effective date of such registration statement. Our common shares are not currently listed on any United States stock exchange, however our common shares have been approved for listing on the Nasdaq Global Market under the symbol “GLBS”, subject to effectiveness of such registration statement.

The offering price of our common shares by the selling shareholders using this prospectus to sell such shares will be $11.60 per common share, based on the closing price of our common shares on November 23, 2010, the day prior to such effective date, and an exchange rate of U.K. pounds sterling:U.S. dollar of 1.0:1.6, until our shares are listed on the Nasdaq Global Market. Thereafter, the offering price of our common shares may be at prevailing market prices or at fixed or negotiated prices. The selling shareholders will receive all of the net proceeds from the sale of our common shares. We will pay all expenses incurred in connection with the registration of our common shares covered by this prospectus.

On July 29, 2010, we effected a four-for-one reverse split of our common shares. Unless otherwise noted, all historical share numbers and per share amounts in this prospectus have been adjusted to give effect to this reverse split.

Investing in our common shares involves a high degree of risk. See “Risk Factors” on page 10 for information that should be considered by prospective investors.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

NO UNDERWRITER HAS BEEN ENGAGED TO FACILITATE THE SALE OF OUR COMMON SHARES PURSUANT TO THIS PROSPECTUS.

The date of this prospectus is November 24, 2010.

Table of Contents

PROSPECTUS SUMMARY	1
THE OFFERING	4
SUMMARY CONSOLIDATED FINANCIAL & OPERATING DATA	5
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	9
RISK FACTORS	10
USE OF PROCEEDS	32
OUR DIVIDEND POLICY AND RESTRICTIONS ON DIVIDENDS	32
CAPITALIZATION	33
DILUTION	33
MARKET FOR OUR COMMON SHARES	33
SELECTED CONSOLIDATED FINANCIAL & OPERATING DATA	35
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	39
THE DRY BULK INDUSTRY	63
BUSINESS	84
LOAN ARRANGEMENTS	101
MANAGEMENT	104
RELATED PARTY TRANSACTIONS	110
SHARES ELIGIBLE FOR FUTURE SALE	112
SELLING SHAREHOLDERS	113
PRINCIPAL SHAREHOLDERS	119
PLAN OF DISTRIBUTION	120
DESCRIPTION OF CAPITAL STOCK	122
REPUBLIC OF THE MARSHALL ISLANDS COMPANY CONSIDERATIONS	129
TAXATION	133
EXPENSES OF ISSUANCE AND DISTRIBUTION	144
LEGAL MATTERS	145
EXPERTS	145
WHERE YOU CAN FIND ADDITIONAL INFORMATION	145
ENFORCEABILITY OF CIVIL LIABILITIES	145
GLOSSARY	146
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1

Unless otherwise specified, the information in this prospectus is set forth as of the date of this prospectus, and we anticipate that changes in our affairs may occur after such date. We have not authorized any person to provide any information or to make any representations, other than as contained in this prospectus, in connection with the offer contained in this prospectus. If any person provides you any information or makes representations in connection with this offer, do not rely on it as information we have authorized. This prospectus is not an offer to sell our common shares in any state or other jurisdiction to any person to whom it is unlawful to make such offer.

PROSPECTUS SUMMARY

The following summary highlights selected information from this prospectus and may not contain all the information that is important to you. To understand our business and this offering fully, you should read this entire prospectus carefully, including the financial statements and the related notes beginning on page F-1. This prospectus contains forward-looking statements and information relating to Globus Maritime Limited. Please read “Cautionary Note Regarding Forward Looking Statements.”

Globus Maritime Limited is a holding company that redomiciled into the Republic of the Marshall Islands on November 24, 2010. In this prospectus, the “Company,” “Globus,” “Globus Maritime,” “we,” “our” and “us” refer to Globus Maritime Limited and its subsidiaries, unless the context otherwise requires.

References to our common shares are references to Globus Maritime Limited’s common shares, par value $0.004 per share, or, as applicable, the ordinary shares of Globus Maritime Limited prior to our redomiciliation into the Marshall Islands. References to our Class B shares are references to Globus Maritime Limited’s Class B shares, par value $0.001 per share, none of which are currently outstanding. We refer to both our common shares and Class B shares as our shares. Unless otherwise indicated, all references to “dollars” and “$” in this prospectus are to, and amounts are presented in, U.S. dollars. Certain financial information has been rounded, and, as a result, certain totals shown in this prospectus may not equal the arithmetic sum of the figures that should otherwise aggregate to those totals.

OUR COMPANY

We are an integrated dry bulk shipping company, which began operations in September 2006, providing marine transportation services on a worldwide basis. We own, operate and manage a fleet of dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Following the conclusion of our initial public offering, which we refer to as our IPO, on June 1, 2007, our common shares were listed on the AIM under the ticker “GLBS.” As of November 19, 2010, our issued and outstanding capital stock consisted of 7,241,865 common shares.

We intend to grow our fleet through timely and selective acquisitions of modern vessels in a manner that we believe will provide an attractive return on equity and will be accretive to our earnings and cash flow based on anticipated market rates at the time of purchase. There is no guarantee however, that we will be able to find suitable vessels to purchase or that such vessels will provide an attractive return on equity or be accretive to our earnings and cash flow.

Our operations are managed by our Athens, Greece-based wholly owned subsidiary, Globus Shipmanagement Corp., which provides in-house commercial and technical management exclusively for our vessels. Globus Shipmanagement enters into a ship management agreement with each of our wholly owned vessel-owning subsidiaries to provide services that include managing day-to-day vessel operations.

OUR FLEET

The weighted average age of the vessels in our fleet as of September 30, 2010 was 3.7 years. The following table presents information concerning our vessels as of September 30, 2010.

Vessel	Year Built	Vessel Type	Carrying Capacity (dwt)	Charter Type	Rate (per day)(1)	Earliest Anticipated Redelivery Date
m/v Tiara Globe	1998	Panamax	72,928	Time	$20,000	January 2012(2)
m/v River Globe	2007	Supramax	53,627	Spot	n/a	n/a
m/v Sky Globe	2009	Supramax	56,785	Spot	n/a	n/a
m/v Star Globe	2010	Supramax	56,785	Time	$22,000	April 2011
m/v Jin Star	2010	Kamsarmax	79,788	Bareboat	$14,250	January 2015

Total:			319,913
(1) This table shows gross rates and does not reflect any commissions payable.
(2) The time charter contains a provision that allows for redelivery plus or minus 15 days.

Our policy is to charter the majority of our vessels with durations of up to three years, while also employing a small number of our vessels on the spot market. We believe our chartering strategy provides cash flow stability and high utilization rates, while reducing our potential exposure to a market downturn, and at the same time exposing us to the potential revenues that can be generated on the spot market. We may, however, seek to employ a greater portion of our fleet on the spot market or on time charters with longer durations, should we believe it to be in our best interests. Two of the five vessels in our fleet are employed under fixed rate time charters with an average remaining life of 11.6 months as of September 30, 2010; one vessel is on a bareboat charter that is set to expire in January 2015, at the earliest; and two vessels operate on the spot market, although we evaluate opportunities to charter such vessels on a time charter basis. We continually monitor developments in the dry bulk shipping industry and, subject to market demand, will adjust the number of vessels on charters and the charter periods for our vessels according to market conditions.

LOAN ARRANGEMENTS

In November 2007, we entered into a $120.0 million secured reducing revolving credit facility with Credit Suisse, which we refer to as our credit facility. Our credit facility is available to us in connection with vessel acquisitions by our vessel-owning subsidiaries as well as for working capital purposes. Our credit facility has a remaining term of approximately five years. Our credit facility permits us to borrow funds up to the reducing facility limit which began at $120.0 million and which is reduced on “Reduction Dates” every six months (in May and November). Consequently, on every Reduction Date that the outstanding balance exceeds the applicable reduced facility limit, we must pay a principal installment to the bank to ensure that the outstanding balance remains at or below the applicable facility limit. We are not otherwise required to repay to the bank amounts less than the facility limit until November 2015. As of June 30, 2010, we had a $75.5 million outstanding balance under the credit facility, which was equal to the reduced facility limit. We therefore could not draw down any additional funds thereunder. The facility limit will be further reduced by $4.5 million in November 2010, on the Reduction Date, when we repay such amount to Credit Suisse. Our credit facility is secured by, among other things, a first preferred mortgage on the m/v Tiara Globe, m/v River Globe, m/v Sky Globe and m/v Star Globe.

In June 2010, Kelty Marine Ltd., our subsidiary that owns the m/v Jin Star, entered into a $26.7 million loan agreement with Deutsche Schiffsbank Aktiengesellschaft and used funds provided thereunder to pay part of the purchase price for the vessel. We act as guarantor for this loan. We refer to this agreement as our loan agreement. The loan agreement is payable in 28 equal quarterly installments starting three months after the draw down of the funds, as well as a balloon payment due together with the final installment in June 2017. Interest on outstanding balances under our loan agreement is payable at LIBOR plus a variable margin. The loan agreement is secured by a first preferred mortgage on the m/v Jin Star, assignment of insurances, earnings and requisition compensation on the vessel and assignment of the bareboat charter. We paid a quarterly installment of $0.5 million in September 2010 and reduced the outstanding balance to $26.2 million. The next quarterly installment is due in December 2010.

DIVIDEND POLICY

After our common shares commence trading on Nasdaq, our dividend policy will be to pay a variable quarterly dividend in excess of 50% of the net income of the previous quarter subject to any reserves our board of directors may from time to time determine are required. We believe this policy maintains an appropriate level of dividend cover taking into account the likely effects of the shipping cycle and the need to retain cash to reinvest in vessel acquisitions. We expect to pay our first quarterly cash dividend in December 2010.

In calculating our dividend, we exclude any gain on the sale of vessels and any unrealized gains or losses on derivatives. The declaration and payment of any dividend is subject at all times to the discretion of our board of directors, which can also determine in the future whether any capital surpluses arising from vessel sales are included in the calculation of a dividend. Dividends will be paid in U.S. dollars equally on a per-share basis between our shares. We did not declare or pay dividends in 2009. In September 2010, we declared and paid a cash dividend of approximately US$0.11 (GB 7.3 pence) per outstanding common share. We refer you to “Our Dividend Policy and Restrictions on Dividends” for additional information regarding our dividend policy.

CORPORATE INFORMATION

Globus Maritime Limited is a holding company originally incorporated on July 26, 2006 pursuant to the Companies (Jersey) Law 1991 (as amended), and redomiciled into the Marshall Islands on November 24, 2010 pursuant to the Marshall Islands Business Corporations Act. Because of the number of U.S. publicly traded shipping companies that are incorporated, formed or redomiciled in the Marshall Islands, we believe that a redomiciliation into the Marshall Islands would facilitate investors’ understanding of our company and corporate governance.

We own our vessels through separate wholly owned subsidiaries that are also incorporated in the Marshall Islands. Our wholly owned subsidiary, Globus Shipmanagement, is also incorporated in the Marshall Islands, and conducts our operations, including the technical and day-to-day commercial management of our vessels, in our offices in Athens, Greece. Our corporate office is located at the office of Globus Shipmanagement Corp., 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Athens, Greece. Our telephone number is +30 210 960 8300. We maintain our website at www.globusmaritime.gr. Information that will be available on or accessed through our website does not constitute part of, and is not incorporated by reference into, this prospectus.

THE OFFERING

Common shares offered by the selling shareholders	6,117,389

Common shares outstanding on November 19, 2010	7,241,865

Use of proceeds	We will not receive any proceeds from the sale of our common shares by the selling shareholders.

Nasdaq symbol	GLBS

Plan of distribution
The offering is made by the selling shareholders named in this prospectus, to the extent they sell common shares. The offering price of our common shares by the selling shareholders using this prospectus to sell such shares will be $11.60 per common share, based on the closing price of our common shares on November 23, 2010, the day prior to such effective date, and an exchange rate of U.K. pounds sterling:U.S. dollar of 1.0:1.6, until our shares are listed on the Nasdaq Global Market. Thereafter, the offering price of our common shares may be at prevailing market prices or at fixed or negotiated prices.

The offering will continue until the earlier of one year following the date our registration statement to which this prospectus relates is declared effective, and such time as all securities covered by such registration statement have been sold or may be sold without volume restrictions pursuant to Rule 144(e) under the Securities Act of 1933, as amended, which we refer to as the Securities Act.

Risk factors
Investments in our securities involve a high degree of risk. You should carefully consider all the information in this prospectus. In particular, you should evaluate the information set forth in the section of this prospectus titled “Risk Factors” beginning on page 10 before deciding whether to purchase our common shares.

SUMMARY CONSOLIDATED FINANCIAL & OPERATING DATA

The following tables set forth our summary consolidated financial and operating data. The summary consolidated financial data as of and for the years ended December 31, 2009, 2008 and 2007 are derived from our audited consolidated financial statements, included elsewhere in this prospectus, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The summary consolidated financial data as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 are derived from our unaudited consolidated interim financial statements. The data set forth below should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. Results of operations in any period are not necessarily indicative of results in any future period.

	Six Months Ended June 30, (unaudited)		Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars, except per share data)
	2010	2009	2009	2008	2007
Statements of comprehensive income data
Time charter revenue	11,618	26,540	52,812	98,597	40,960
Voyage expenses	(845)	(2,070)	(3,742)	(6,674)	(2,245)
Vessel operating expenses	(2,638)	(5,678)	(10,137)	(12,537)	(7,639)
Depreciation	(2,816)	(6,989)	(11,204)	(17,407)	(10,212)
Depreciation of drydocking costs	(260)	(836)	(1,512)	(1,572)	(1,033)
Administrative expenses	(1,005)	(907)	(2,004)	(2,122)	(1,292)
Administrative expenses payable to related parties	(518)	(541)	(1,272)	(1,216)	(1,377)
Share-based payments	(148)	(1,542)	(1,754)	(770)	(380)
Impairment loss	-	(18,826)	(28,429)	(20,224)	-
Gain/(loss) on sale of vessel	7	-	(802)	15,095	-
Other (expenses)/income, net	(31)	(20)	(106)	408	(36)
Operating profit/(loss) before financial activities	3,364	(10,869)	(8,150)	51,578	16,746

Interest income from bank balances & deposits	223	488	1,032	946	577
Interest expense and finance costs	(977)	(1,591)	(2,926)	(7,707)	(5,596)
(Loss) /gain on derivative financial instruments	(564)	309	143	(1,373)	-
Foreign exchange (losses)/gains, net	(956)	34	(178)	(626)	298
Total loss from financial activities	(2,274)	(760)	(1,929)	(8,760)	(4,721)
Total comprehensive income/(loss) for the period/year	1,090	(11,629)	(10,079)	42,818	12,025

Attributable to:
Shareholders of Globus Maritime Limited	1,090	(11,629)	(10,079)	42,818	11,210
Non-controlling interest	-	-	-	-	815
	1,090	(11,629)	(10,079)	42,818	12,025
Basic earnings/(loss) per share for the period/year	0.151	(1.619)	(1.401)	5.978	1.885
Diluted earnings/(loss) per share for the period/year	0.151	(1.619)	(1.401)	5.771	1.885
Adjusted EBITDA(1) (unaudited)	6,433	15,782	33,797	75,686	27,991

(1) Adjusted EBITDA represents net earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of drydocking costs, impairment and gains or losses from sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is not a recognized measurement under IFRS.

Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

➢	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

➢	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

➢	Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and

➢	other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of total comprehensive income/ (loss) to Adjusted EBITDA (unaudited) for the periods presented:

	Six Months Ended June 30, (unaudited)		Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars, except per share data)
	2010	2009	2009	2008	2007
Total comprehensive income/(loss) for the period/year	1,090	(11,629)	(10,079)	42,818	12,025
Interest and finance costs, net	754	1,103	1,894	6,761	5,019
Loss/(gain) on derivative financial instruments	564	(309)	(143)	1,373	-
Foreign exchange losses/(gains)	956	(34)	178	626	(298)
Depreciation	2,816	6,989	11,204	17,407	10,212
Depreciation of drydocking costs	260	836	1,512	1,572	1,033
Loss/(gain) on sale of vessel	(7)	-	802	(15,095)	-
Impairment loss	-	18,826	28,429	20,224	-
Adjusted EBITDA (unaudited)	6,433	15,782	33,797	75,686	27,991

	Six Months Ended June 30, (unaudited)	Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars)
	2010	2009	2008	2007
Statements of financial position data
Total non-current assets	196,216	93,204	216,075	273,781
Total current assets (including “Non-current assets classified as held for sale”)	24,372	94,366	68,371	11,719
Total assets	220,588	187,570	284,446	285,500
Total equity	114,696	113,458	121,783	96,677
Total non-current liabilities	90,828	36,218	79,735	157,069
Total current liabilities	15,064	37,894	82,928	31,754
Total equity and liabilities	220,588	187,570	284,446	285,500

	Six Months Ended June 30, (unaudited)		Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars)
	2010	2009	2009	2008	2007
Statements of cash flows data
Net cash generated from operating activities	5,870	16,926	33,566	70,383	30,248
Net cash (used in)/generated from investing activities	(72,723)	10,769	60,253	27,077	(183,044)
Net cash generated from/(used in) financing activities	35,531	(26,693)	(74,496)	(72,857)	159,770

	Six Months Ended June 30,		Year Ended December 31,
	2010	2009	2009	2008	2007
Ownership days(1)	538	1,267	2,314	2,878	2,017
Available days(2)	538	1,256	2,277	2,808	1,965
Operating days(3)	529	1,239	2,246	2,781	1,837
Fleet utilization(4)	98.3%	98.7%	98.6%	99.0%	93.5%
Average number of vessels(5)	3.0	7.0	6.3	7.9	5.5
Daily time charter equivalent (TCE) rate(6)	$20,060	$19,482	$21,550	$32,736	$19,702

(1) Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.
(2) Available days are the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels for employment.
(3) Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances.
(4) We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period.
(5) Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.
(6) TCE rates are our voyage and time charter revenues less voyage expenses during a period divided by the number of our available days during the period excluding bareboat charter days and net revenue, which is consistent with industry standards. TCE is a measure not in accordance with generally accepted accounting principals, or GAAP. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The following table reflects the calculation of our daily TCE rates for the years ended December 31, 2009, 2008 and 2007 and the six months ended June 30, 2010 and 2009.

	Six Months Ended June 30, (unaudited)		Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars, except number of days and daily TCE rates)
	2010	2009	2009	2008	2007

Time charter revenue	$11,618	$26,540	$52,812	$98,597	$40,960
Less: Voyage expenses	$845	$2,070	$3,742	$6,674	$2,245
Less: bareboat charter net revenue	$21	-	-	-	-
Net revenue	$10,752	$24,470	$49,070	$91,923	$38,715
Available days net of bareboat charter days	536	1,256	2,277	2,808	1,965
Daily TCE rate	$20,060	$19,482	$21,550	$32,736	$19,702

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements and information within the meaning of U.S. securities laws. Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Forward-looking statements and information can generally be identified by the use of forward-looking terminology or words, such as, “anticipate,” “approximately,” “believe,” “continue,” “estimate,” “expect,” “forecast,” “intend,” “may,” “ongoing,” “pending,” “plan,” “potential,” “predict,” “project,” “seeks,” “should,” “views,” or similar words or phrases or variations thereon, or the negatives of those words or phrases, or statements that events, conditions or results “can,” “will,” “may,” “must,” “would,” “could,” or “should” occur or be achieved and similar expressions in connection with any discussion, expectation or projection of future operating or financial performance, costs, regulations, events or trends. The absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements and information are based on management’s current expectations and assumptions, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.

Without limiting the generality of the foregoing, all statements in this prospectus concerning or relating to estimated and projected earnings, margins, costs, expenses, expenditures, cash flows, growth rates, financial results and liquidity are forward-looking statements. In addition, we, through our senior management, from time to time may make forward-looking public statements concerning our expected future operations and performance and other developments. Such forward-looking statements are necessarily estimates reflecting our best judgment based upon current information and involve a number of risks and uncertainties. Other factors may affect the accuracy of these forward-looking statements and our actual results may differ materially from the results anticipated in these forward-looking statements. While it is impossible to identify all such factors, factors that could cause actual results to differ materially from those estimated by us may include, but are not limited to, those factors and conditions described under “Risk Factors” as well as general conditions in the economy, dry bulk industry and capital markets. We undertake no obligation to revise any forward-looking statement to reflect circumstances or events after the date of this prospectus or to reflect the occurrence of unanticipated events or new information, other than any obligation to disclose material information under applicable securities laws. Forward-looking statements appear in a number of places in this prospectus including, without limitation, in the sections entitled “Our Dividend Policy and Restrictions on Dividends,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “The Dry Bulk Industry” and “Business.”

RISK FACTORS

In addition to the other information presented in this prospectus, the following should be considered carefully in evaluating us and our business. This prospectus contains forward-looking statements and information within the meaning of U.S. securities laws that involve risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements and information. Factors that may cause such a difference include those discussed below and elsewhere in this prospectus.

Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common shares. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results, ability pay dividends or the trading price of our common shares.

Risks relating to Our Industry

The seaborne transportation industry is cyclical and volatile.

The international seaborne transportation industry is both cyclical and volatile in terms of charter rates, vessel values and profitability. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products internationally carried at sea. For example, the degree of charter hire rate volatility among different types of dry bulk vessels has varied widely. After reaching historical highs in mid-2008, charter hire rates for Supramax and Panamax dry bulk vessels reached near historically low levels at the end of 2008, and have since recovered to some extent. Because from time to time we may charter some of our vessels pursuant to short-term time charters or on the spot market, we may be exposed to changes in spot market and short-term charter rates for dry bulk vessels and such changes may affect our earnings and the value of our dry bulk vessels at any given time. The supply of and demand for shipping capacity strongly influences freight rates. The factors affecting the supply and demand for vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

Factors that influence demand for vessel capacity include:

➢	supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

➢	changes in the production of energy resources, commodities, semi-finished and finished consumer and industrial products;

➢	the location of regional and global production and manufacturing facilities;

➢	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

➢	the globalization of production and manufacturing;

➢	global and regional economic and political conditions;

➢	developments in international trade;

➢	changes in seaborne and other transportation patterns, including the distance dry bulk cargo is transported by sea;

➢	environmental and other regulatory developments;

➢	currency exchange rates; and

➢	weather.

Factors that influence the supply of vessel capacity include:

➢
the number of newbuilding deliveries, which among other factors relates to the ability of shipyards to deliver newbuildings by contracted delivery dates and the ability of purchasers to finance such newbuildings;

➢	the scrapping rate of older vessels;

➢	vessel casualties;

➢	the price of steel;

➢	changes in environmental and other regulations that may limit the useful lives of vessels;

➢	the number of vessels that are out of service; and

➢	port or canal congestion.

We anticipate that the future demand for our dry bulk vessels and charter rates will be dependent upon continued economic growth in the world’s economies including China and India, seasonal and regional changes in demand and changes to the capacity of the global dry bulk vessel fleet and the sources and supply of dry bulk cargo to be transported by sea. Adverse economic, political, social or other developments could negatively impact charter rates and therefore have a material adverse effect on our business, results of operations and ability to pay dividends.

The dry bulk vessel charter market remains significantly below its high in 2008.

The revenues, earnings and profitability of companies in our industry are affected by the charter rates that can be obtained in the market, which is volatile and has experienced significant declines since its highs in the middle of 2008. For example, the Baltic Dry Index, or BDI, declined from a high of 11,793 on May 20, 2008 to a low of 663 on December 5, 2008, which represents a decline of 94% within a single calendar year. The BDI fell over 70% during October 2008 alone. During 2009 and through the six-month period ended June 30, 2010, the BDI remained volatile, reaching in 2009 a low of 772 on January 5, 2009 and a high of 4,661 on November 19, 2009, and, in such six-month period ending June 30, 2010, reaching a high of 4,209 on May 26, 2010 and a low of 2,406 on June 30, 2010. We believe the decline and volatility in charter rates has been due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in declines in cargo shipments, and the excess supply of iron ore in China, which has resulted in falling iron ore prices and increased stockpiles in Chinese ports. The decline and volatility in charter rates in the dry bulk market also affects the value of our dry bulk vessels, which follows the trends of dry bulk charter rates, and earnings on our charters, and similarly affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements.

There remains considerable instability in the world economy.

We expect that a significant number of the port calls we expect our vessels to make will likely involve the loading or discharging of raw materials in ports in the Asia Pacific region, particularly China. As a result, a negative change in economic conditions in any Asia Pacific country, particularly China, Japan and, to some extent, India, can have a material adverse effect on our business, financial position and results of operations, as well as our future prospects, by reducing demand and, as a result, charter rates and affecting our ability to charter our vessels. In the recent past, China and India have had two of the world’s fastest growing economies in terms of gross domestic product and have been the main driving force behind increases in marine dry bulk trade and the demand for dry bulk vessels. If economic growth declines in China, Japan, India and other countries in the Asia Pacific region, we may face decreases in such dry bulk trade and demand. Moreover, a slowdown in the United States and Japanese economies or the economies of the European Union or certain Asian countries may adversely affect economic growth in China, India and elsewhere. Such an economic downturn in any of these countries could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.

The international shipping industry and dry bulk market are highly competitive.

The shipping industry and dry bulk market are capital intensive and highly fragmented with many charterers, owners and operators of vessels and are characterized by intense competition. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Although we believe that no single competitor has a dominant position in the markets in which we compete, the trend towards consolidation in the industry is creating an increasing number of global enterprises capable of competing in multiple markets, which may result in a greater competitive threat to us. Our competitors may be better positioned to devote greater resources to the development, promotion and employment of their businesses than we are. Competition for the transportation of cargo by sea is intense and depends on customer relationships, operating expertise, professional reputation, price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Competition may increase in some or all of our principal markets, including with the entry of new competitors, who may operate larger fleets through consolidations or acquisitions and may be able to sustain lower charter rates and offer higher quality vessels than we are able to offer. We may not be able to continue to compete successfully or effectively with our competitors and our competitive position may be eroded in the future, which could have an adverse effect on our fleet utilization and, accordingly, business, financial condition, results of operations and ability to pay dividends.

There may be changes in the economic and political environment in China and China may adopt policies to regulate its economy.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development in respects such as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. We cannot assure you that the Chinese government will continue to pursue a policy of economic reform.

The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could, adversely affect our business, operating results, financial condition and ability to pay dividends.

We depend on spot charters in volatile shipping markets.

We charter two of our five vessels on the spot charter market, and we may charter other vessels on the spot market in the future. Although dependence on spot charters is not unusual in the shipping industry, the spot charter market is highly competitive and spot charter rates may fluctuate significantly based upon available charters and the supply of and demand for seaborne shipping capacity. While our focus on the spot market may enable us to benefit if industry conditions strengthen, we must consistently procure spot charter business. Conversely, such dependence makes us vulnerable to declining market rates for spot charters and to the off-hire periods including ballast passages. Rates within the spot charter market are subject to volatile fluctuations while longer-term time charters provide income at pre-determined rates over more extended periods of time. There can be no assurance that we will be successful in keeping our vessels fully employed in these short-term markets or that future spot rates will be sufficient to enable the vessels to be operated profitably. A significant decrease in charter rates would affect value and adversely affect our profitability, cash flows and ability to pay dividends. We cannot give assurances that future available spot charters will enable us to operate our vessels profitably.

The dry bulk vessel capacity may be oversupplied.

The market supply of dry bulk vessels has been increasing as a result of the delivery of numerous newbuilding orders over the last few years. Newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2007 and 2008. Furthermore, the number of dry bulk vessels on order is near historic highs. As of October 31, 2010, newbuilding orders had been placed for an aggregate of approximately 55.1% of the then-existing global dry bulk fleet, according to Drewry Shipping Consultants Limited, which we refer to as Drewry, with deliveries expected mainly during the succeeding 36 months. We have also seen fewer vessels being scrapped at levels observed during the economic crisis. As a result, the dry bulk fleet remains an aged fleet that has not decreased in number. An oversupply of dry bulk vessel capacity, particularly during a period of economic recession, will likely result in a reduction of charter hire rates. If we cannot enter into charters on acceptable terms, we may have to secure charters on the spot market, where charter rates are more volatile and revenues are, therefore, less predictable, or we may not be able to charter our vessels at all. In addition, a material increase in the net supply of dry bulk vessel capacity without corresponding growth in dry bulk vessel demand could have a material adverse effect on our fleet utilization and our charter rates generally, and could, accordingly, materially adversely affect our business, financial condition, results of operations and ability to pay dividends.

The market values of our vessels may decrease.

The market value of dry bulk vessels has generally experienced high volatility. The market prices for secondhand and newbuilding dry bulk vessels in the recent past have declined from historically high levels to low levels within a short period of time. The market value of our vessels may increase and decrease depending on a number of factors including:

➢	prevailing level of charter rates;

➢	general economic and market conditions affecting the shipping industry;

➢	competition from other shipping companies;

➢	configurations, sizes and ages of vessels;

➢	supply and demand for vessels;

➢	other modes of transportation;

➢	cost of newbuildings;

➢	governmental or other regulations; and

➢	technological advances.

If the market value of our vessels declines, we may incur losses if we sell one or more of our vessels, we may not be in compliance with certain provisions of our credit facility and loan agreement and we may not be able to refinance our debt or obtain additional financing, all of which would adversely affect our business and financial condition. If we sell any vessel at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel’s depreciated book value in our financial statements, resulting in a loss and a reduction in earnings. If the market values of our vessels may decrease, we may breach covenants in our credit facility and loan agreement, and such decrease and its effects could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.

Our revenues are subject to seasonal fluctuations.

Our fleet consists of dry bulk vessels that operate in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results, which could affect the amount of dividends, if any, that we pay to our shareholders from quarter to quarter. The dry bulk sector is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. As a result, revenues from our dry bulk vessels not otherwise fixed on long term charters may be weaker during the quarters ended June 30 and September 30, and, conversely, we expect our revenues from our dry bulk vessels may be stronger in quarters ended December 31 and March 31. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. This seasonality could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.

Our industry is subject to complex laws and regulations, including environmental regulations.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include but are not limited to: International U.S. Oil Pollution Act 1990, as amended, which we refer to as OPA; International Convention for the Safety of Life at Sea, 1974, which we refer to as SOLAS; International Convention on Load Lines, 1966; International Convention for the Prevention of Pollution from Ships, 1973, Protocol 1978; International Convention on Civil Liability for Bunker Oil Pollution Damage, 2001; International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, 1996; International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, which we refer to as the CLC; International Convention on the Establishment of an International Fund for Compensation for Oil Pollution Damage, 1971; and Marine Transportation Security Act of 2002, which we refer to as the MTSA.

Government regulation of vessels, particularly in the area of environmental requirements, can be expected to become more stringent in the future and could require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends.

Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our business, financial condition and results of operations. Because such conventions, laws and regulations are often revised, or the required additional measures for compliance are still under development, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. We are also required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our operations.

These requirements can also affect the resale prices or useful lives of our vessels or require reductions in capacity, vessel modifications or operational changes or restrictions. Failure to comply with these requirements could lead to decreased availability of or more costly insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and claims for natural resource, personal injury and property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. Violations of, or liabilities under, environmental regulations can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels. Events of this nature would have a material adverse effect on our business, financial condition and results of operations.

The operation of our vessels is affected by the requirements set forth in the ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. As of the date of this document, each of our vessels is ISM Code-certified.

Dividends paid by us may not constitute qualified dividend income eligible for a preferential rate of United States federal income taxation.

Unless Congress passes a law to extend the 15% preferential rate of tax on qualified dividend income, the rate of tax on qualified dividend income will increase after December 31, 2010. There can be no assurance as to whether the preferential rate of tax will be available generally if we pay a dividend before December 31, 2010, and even if the preferential rate is extended whether it would apply to dividends paid by a non-U.S. corporation such as the Company. Legislation has been previously introduced in the U.S. Congress that would deny the preferential rate of U.S. federal income tax currently imposed on qualified dividend income in certain circumstances. Some of these proposals, if enacted, may disqualify dividends from a non-U.S. corporation for the 15% preferential rate of tax on qualified dividend income.

Capital expenditures and other costs necessary to operate and maintain our vessels may increase.

Changes in safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make additional expenditures. In order to satisfy these requirements, we may, from time to time, be required to take our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate some or all of our vessels profitably during the remainder of their economic lives.

There are inherent operational risks in the seaborne transportation industry and the costs associated with these risks, such as drydocking for vessel repairs, may be substantial.

The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with floating objects, cargo or property loss or damage and business interruption due to political circumstances in foreign countries, piracy, terrorist attacks, armed hostilities and labor strikes. Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates and damage to our reputation and customer relationships generally. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. In addition, there is always the possibility of a marine disaster, including oil spills and other environmental damage.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to steam to more distant drydocking facilities would decrease our earnings.

Our insurance may not be adequate to cover our losses that may result from our operations due to the inherent operational risks of the seaborne transportation industry.

We carry insurance to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, war risk insurance, protection and indemnity insurance, which includes pollution risks, crew insurance and war risk insurance. However, we may not be adequately insured to cover losses from our operational risks, which could have a material adverse effect on us. Additionally, our insurers may refuse to pay particular claims and our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. Any significant uninsured or underinsured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends. It may also result in protracted legal litigation. In addition, we may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market conditions. We maintain, for each of our vessels, pollution liability coverage insurance for $1.0 billion per event. If damages from a catastrophic spill exceed our insurance coverage, it would have a materially adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our shareholders.

As a result of the September 11, 2001 terrorist attacks, the U.S. response to the attacks and related concern regarding terrorism, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Accordingly, premiums payable for terrorist coverage have increased substantially and the level of terrorist coverage has been significantly reduced.

In addition, we do not currently carry and may not carry loss-of-hire insurance, which covers the loss of revenue during extended vessel offhire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations, financial condition and our ability to pay dividends.

We may be subject to funding calls by our protection and indemnity clubs, and our clubs may not have enough resources to cover claims made against them.

We are indemnified for legal liabilities incurred while operating our vessels through membership of protection and indemnity, or P&I, associations, otherwise known as P&I clubs. P&I clubs are mutual insurance clubs whose members must contribute to cover losses sustained by other club members. The objective of a P&I club is to provide mutual insurance based on the aggregate tonnage of a member’s vessels entered into the club. Claims are paid through the aggregate premiums of all members of the club, although members remain subject to calls for additional funds if the aggregate premiums are insufficient to cover claims submitted to the club. Claims submitted to the club may include those incurred by members of the club, as well as claims submitted by other P&I clubs with which our club has entered into interclub agreements. We cannot assure you that the P&I club to which we belong will remain viable or that we will not become subject to additional funding calls which could adversely affect us.

There are increased inspection procedures, tighter import and export controls and new security regulations.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures can result in the seizure of the cargo and contents of our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo impractical. Any such changes or developments may have a material adverse effect on our business, financial condition, results of operations and our ability to pay dividends.

Rising fuel prices may adversely affect our profits.

While we currently have no charters under which we are bearing the cost of fuel (bunkers), fuel is a significant, if not the largest, expense if vessels are under voyage charter. Moreover, the cost of fuel will affect the profit we can earn on the spot market. Upon redelivery of vessels at the end of a time charter, we may be obliged to repurchase the fuel on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the time charter period. As a result, an increase in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical events, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

The operation of dry bulk vessels has certain unique operational risks.

The operation of certain vessel types, such as dry bulk vessels, has certain unique risks. With a dry bulk vessel, the cargo itself and its interaction with the vessel can be a risk factor. By their nature, dry bulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, dry bulk vessels are often subjected to battering during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach while at sea. Hull breaches in dry bulk vessels may lead to the flooding of the vessels holds. If a dry bulk vessel suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessels bulkheads leading to the loss of a vessel. If we are unable to adequately maintain our vessels we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, results of operations and ability to pay dividends. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

Maritime claimants could arrest our vessels, which would interrupt our business.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel, or other assets of the relevant vessel-owning company, for unsatisfied debts, claims or damages. In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels, or other assets of the relevant vessel-owning company or companies, could cause us to default on a charter, breach covenants in our credit facility and loan agreement, interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our vessels.

Governments could requisition our vessels during a period of war or emergency.

A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency, although governments may elect to requisition vessels in other circumstances. Even if we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels may negatively impact our business, financial condition, results of operations and ability to pay dividends.

World events could affect our results of operations and financial condition.

Terrorist attacks such as the attacks on the United States on September 11, 2001, in London on July 7, 2005 and in Mumbai on November 26, 2008 and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continues to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. The continuing presence of United States and other armed forces in Iraq and Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism have also affected vessels. Any of these occurrences could have a material adverse impact on our operating results, revenues, costs and ability to pay dividends.

Terrorist attacks on vessels, such as the October 2002 attack on the m.v. Limburg and the July 2010 alleged Al-Qaeda attack on the M. Star, both very large crude carriers not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility and turmoil of the financial markets in the United States and globally. Any of these occurrences could have a material adverse impact on our operating results, revenues, costs and ability to pay dividends.

Acts of piracy on ocean-going vessels have recently increased in frequency.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008 and 2009, the frequency of piracy incidents has increased significantly, particularly in the Gulf of Aden off the coast of Somalia. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult or impossible to obtain. One of our vessels was previously the subject of an attempted piracy attack, but it was able to evade such attack without damage to the vessel or its crew. In addition, crew costs, including employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could affect us.

The United States and other parts of the world are exhibiting deteriorating economic trends and have been in a recession. For example, the credit markets in the United States have experienced significant contraction, deleveraging and reduced liquidity, and the United States federal government and state governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission, which we refer to as the SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

A number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide. As of June 30, 2010 and September 30, 2010, we have total outstanding indebtedness of $102.2 million and $101.7 million, respectively, (of principal balance) under our credit facility and loan agreement.

We face risks attendant to changes in economic environments, changes in interest rates and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facility or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition, cash flows and ability to pay dividends.

Compliance with safety and other vessel requirements imposed by classification societies may be costly.

The hull and machinery of every commercial vessel must be certified as safe and seaworthy in accordance with applicable rules and regulations, and accordingly vessels must undergo regular surveys. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable and we would be in violation of certain covenants in our credit facility and loan agreement. This would also negatively impact our revenues. All of the vessels that we operate are classed by the major classification societies, including Nippon Kaiji Kyokai (Class NK), American Bureau of Shipping and Germanischer Lloyd.

Vessels must undergo annual surveys, immediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to three years for inspection of its underwater parts.

If any vessel does not maintain its class and/or fails any annual, intermediate or special survey, the vessel may be unable to trade between ports and may be unemployable which could trigger the violation of certain covenants in our credit facility and loan agreement. Such an occurrence could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends.

We expect that a limited number of financial institutions will hold our cash including financial institutions that may be located in Greece.

We expect that a limited number of financial institutions, including institutions that may be located in Greece, will hold all of our cash. Our bank accounts are with banks in Switzerland, Germany, Jersey and Greece. Of these financial institutions located in Greece, some are subsidiaries of international banks and others are Greek financial institutions. We do not expect that these balances will be covered by insurance in the event of default by these financial institutions. The occurrence of such a default could have a material adverse effect on our business, financial condition, results of operations and cash flows, and we may lose part or all of our cash that we deposit with such banks.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

We expect that our vessels will call at ports where smugglers may attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent that our vessels are found with contraband, whether inside or attached to the hull of our vessel, and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims that could have an adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Risks relating to Globus

We may be unable to attract and retain key management personnel and other employees in the shipping industry.

Our success depends to a significant extent upon the abilities and efforts of our management team, and in particular on the experience, abilities, business relationships and efforts of our chief executive officer and co-founder, George Karageorgiou. Although we have entered into employment agreements in relation to the services of Mr. Karageorgiou and our chief financial officer, Elias Deftereos, and other members of our senior management, there is no guarantee that such agreements will not be terminated or honored. Our success will depend upon our ability to hire and retain key members of our management team and to hire new members as may be necessary. The loss of any of these individuals, in particular Mr. Karageorgiou, could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could have a similar effect. We do not intend to maintain “key man” life insurance for any of our senior management.

Labor interruptions could disrupt our business.

Our vessels are manned by masters, officers and crews (totaling approximately 90 as of September 30, 2010). Seafarers employed on the vessels in our fleet are covered by industry-wide collective bargaining agreements that set basic standards. Any labor interruptions or employment disagreements with our crew members could disrupt our operations and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. We cannot assure you that collective bargaining agreements will prevent labor interruptions.

As we expand our business, we may need to improve our operating and financial systems and will need to recruit suitable employees and crew for our vessels.

Our current operating and financial systems may not be adequate as we implement our plans to expand the size of our fleet, and our attempts to improve those systems may be ineffective. In addition, as we seek to expand our internal technical management capabilities and our fleet, we or our crewing agents may need to recruit suitable additional seafarers and shore based administrative and management personnel. We cannot guarantee that we or our crewing agents will be able to hire suitable employees or a sufficient number of employees as we expand our fleet. If we or our crewing agent encounter business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to develop and maintain effective financial and operating systems or to recruit suitable employees as we expand our fleet, our financial performance may be adversely affected and, among other things, the amount of cash available for distribution as dividends to our shareholders may be reduced or eliminated.

Recently, the limited supply of and increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which we generally bear under our time and spot charters. Increases in crew costs may adversely affect our profitability.

We may be unable to successfully employ our vessels on long-term time charters or take advantage of favorable opportunities involving short-term or spot market charter rates.

Our strategy involves employing our vessels primarily on time charters generally with durations of between three months and three years. As of September 30, 2010, three of our dry bulk vessels were employed on time and bareboat charters with remaining terms of 25 months on average (based on earliest charter expiration dates). Although time charters with durations of between one to three years provide relatively steady streams of revenue, our vessels committed to such charters may not be available for rechartering or for spot market voyages when such employment would allow us to realize the benefits of comparably more favorable charter rates. In addition, in the future, we may not be able to enter into new time charters on favorable terms. The market is volatile, and in the past charter rates have declined below operating costs of vessels. If we are required to enter into a charter when charter rates are low, employ our vessels on the spot market during periods when charter rates have fallen or we are unable to take advantage of short-term opportunities on the spot or charter market, our earnings and profitability could be adversely affected. We cannot assure you that future charter rates will enable us to operate our vessels profitably or to pay dividends, or both.

Our charterers may renegotiate or default on their charters.

Our charters provide the charterer the right to terminate the charter on the occurrence of stated events or the existence of specified conditions. In addition, the ability of each of our charterers to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of the dry bulk shipping industry and the overall financial condition of the counterparties. The costs and delays associated with the default of a charterer of a vessel may be considerable and may adversely affect our business, results of operations, cash flows, financial condition and ability to pay dividends.

In the recent depressed dry bulk market conditions, there have been numerous reports of charterers renegotiating their charters or defaulting on their obligations thereunder. If our current charterers or a future charterer defaults on a charter, we will seek the remedies available to us, which may include arbitration or litigation to enforce the contract, although such efforts may not be successful. We cannot predict whether our charterers will, upon the expiration of their charters, recharter our vessels on favorable terms or at all. If our charterers decide not to recharter our vessels, we may not be able to recharter them on terms similar to the terms of our current charters or at all. In the future, we may also employ our dry bulk vessels on the spot charter market, which is subject to greater rate fluctuation than the time charter market. If we receive lower charter rates under replacement charters or are unable to recharter all of our vessels, this may adversely affect our business, results of operations, cash flows, financial condition and ability to pay dividends.

The aging of our fleet may result in increased operating costs in the future.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of September 30, 2010, the weighted average age of the vessels in our current fleet was 3.7 years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates, paid by charterers, increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, further market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

We may have difficulty managing our planned growth properly.

Any future acquisitions of additional vessels will impose additional responsibilities on our management and staff and may require us to increase the number of our personnel. In the event of a future acquisition of additional vessels, we will also have to increase our customer base to provide continued employment for the new vessels.

We intend to continue to grow our business through disciplined acquisitions of secondhand vessels that meet our selection criteria and newly-built vessels if we can negotiate attractive purchase prices. Our future growth will primarily depend on:

➢	locating and acquiring suitable vessels;

➢	identifying and consummating acquisitions;

➢	enhancing our customer base;

➢	managing our expansion; and

➢	obtaining required financing on acceptable terms.

A delay in the delivery to us of any such vessel, or the failure of the shipyard to deliver a vessel at all, could cause us to breach our obligations under a related charter and could adversely affect our earnings. In addition, the delivery of any of these vessels with substantial defects could have similar consequences. A shipyard could fail to deliver a newbuilding on time or at all because of:

➢	work stoppages or other hostilities or political or economic disturbances that disrupt the operations of the shipyard;

➢	quality or engineering problems;

➢	bankruptcy or other financial crisis of the shipyard;

➢	a backlog of orders at the shipyard;

➢	weather interference or catastrophic events, such as major earthquakes or fires;

➢	our requests for changes to the original vessel specifications or disputes with the shipyard;

➢	shortages of or delays in the receipt of necessary construction materials, such as steel; or

➢	shortages of or delays in the receipt of necessary equipment, such as main engines, electricity generators and propellers.

In addition, if we enter a newbuilding or secondhand contract in the future, we may seek to terminate the contract due to market conditions, financing limitations or other reasons. The outcome of contract termination negotiations may require us to forego deposits on construction or purchase and pay additional cancellation fees. In addition, where we have already arranged a future charter with respect to the terminated newbuilding contract, we would need to provide an acceptable substitute vessel to the charterer to avoid breaching our charter agreement.

During periods in which charter rates are high, vessel values generally are high as well, and it may be difficult to consummate vessel acquisitions or enter into newbuilding contracts at favorable prices. During periods when charter rates are low, we may be unable to fund the acquisition of newbuildings, whether through lending or cash on hand. For these reasons, we may be unable to execute our growth plans or avoid significant expenses and losses in connection with our future growth efforts.

Growing any business by acquisition presents numerous risks, such as undisclosed liabilities and obligations, the possibility that indemnification agreements will be unenforceable or insufficient to cover potential losses and difficulties associated with imposing common standards, controls, procedures and policies, obtaining additional qualified personnel, managing relationships with customers and integrating newly acquired assets and operations into existing infrastructure. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future growth.

Possible new legislative or regulatory changes in Greece may adversely affect our results from operations.

Globus Shipmanagement, our ship management subsidiary regulated under Greek Law 89/67, conducts its operations and those on our behalf primarily in Greece. Greece has been implementing new legislative measures to address its recent financial difficulties, several of which as a response from oversight by the International Monetary Fund and by European regulatory bodies such as the European Central bank. Such legislative actions may impose new regulations on our operations in Greece that will require us to incur new or additional compliance or other administrative costs and may require that Globus Shipmanagement or we pay to the Greek government new taxes or other fees. Any such taxes, fees or costs we incur could be in amounts that are significantly greater than those in the past and could adversely affect our results from operations.

Purchasing and operating secondhand vessels may result in increased operating costs and reduced fleet utilization.

While we have the right to inspect previously owned vessels prior to our purchase of them, such an inspection does not provide us with the same knowledge about their condition that we would have if these vessels had been built for and operated exclusively by us. A secondhand vessel may have conditions or defects that we are not aware of when we buy the vessel and which may require us to incur costly repairs to the vessel. These repairs may require us to put a vessel into drydocking, which would reduce our fleet utilization. Furthermore, we usually do not receive the benefit of warranties on secondhand vessels.

The declaration and payment of dividends will depend on a number of factors and will always be subject to the discretion of our board of directors.

There can be no assurance that dividends will be paid in any anticipated amounts and frequency at all. Our policy is to declare and pay a variable quarterly dividend in excess of 50% of the net income of the previous quarter subject to any reserves our board of directors may from time to time determine are required. However, we may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends, including as a result of the risks described in this section of the document. Our credit facility and loan agreement also prohibit our declaration and payment of dividends under some circumstances. Under each of our credit facility and loan agreement we will be prohibited from paying dividends if an event of default has occurred or any event has occurred or circumstance arisen which with the giving of notice or the lapse of time or the satisfaction of any other condition would constitute an event of default under our credit facility and loan agreement. Please read “Loan Arrangements” for further details. We may also enter into new financing or other agreements that will restrict our ability to pay dividends.

In addition, the declaration and payment of dividends will be subject at all times to the discretion of our board of directors, and will be paid equally on a per-share basis between our common shares and our Class B shares. We can provide no assurance that dividends will be paid in the future.

There may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends based upon, among other things:

➢	the rates we obtain from our charters as well as the rates obtained upon the expiration of our existing charters;

➢	the level of our operating costs;

➢	the number of unscheduled off-hire days and the timing of, and number of days required for, scheduled drydocking of our vessels;

➢	vessel acquisitions and related financings;

➢	restrictions in our credit facility and loan agreement and in any future debt arrangements;

➢	our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy;

➢	prevailing global and regional economic and political conditions;

➢	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

➢	our overall financial condition;

➢	our cash requirements and availability;

➢	the amount of cash reserves established by our board of directors; and

➢	restrictions under Marshall Islands law.

Marshall Islands law generally prohibits the payment of dividends other than from surplus or net profits, or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. We may not have sufficient funds, surplus or net profits to make distributions available to us.

We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, if any. Our growth strategy contemplates that we will finance the acquisition of our newbuildings or selective acquisitions of vessels through a combination of our operating cash flow and debt financing through our subsidiaries or equity financing. If financing is not available to us on acceptable terms, our board of directors may decide to finance or refinance acquisitions with a greater percentage of cash from operations to the extent available, which would reduce or even eliminate the amount of cash available for the payment of dividends. We may also enter into other agreements that will restrict our ability to pay dividends.

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which will be affected by non-cash items. We may incur other expenses or liabilities that could reduce or eliminate the cash available for distribution as dividends. As a result of these and the other factors mentioned above, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record net income, if we pay dividends at all.

We are a holding company, and we will depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or to make dividend payments.

We are a holding company and our subsidiaries, which are all directly wholly owned by us, will conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly owned subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends. We and our subsidiaries will be permitted to pay dividends under our credit facility and loan agreement only for so long as no event of default has occurred and no event has occurred or circumstance arisen which with the giving of notice or the lapse of time or the satisfaction of any other condition would constitute an event of default under the loan facility. In addition, our subsidiaries are subject to limitations on the payment of dividends under Marshall Islands law.

Management may be unable to provide reports as to the effectiveness of our internal control over financial reporting or our independent registered public accounting firm may be unable to provide us with unqualified attestation reports as to the effectiveness of our internal control over financial reporting.

Under Section 404 of the Sarbanes-Oxley Act of 2002, which we refer to as Sarbanes-Oxley, after we file our annual report on Form 20-F for our next fiscal year, we will be required to include in each of our subsequent future annual reports on Form 20-F a report containing our management’s assessment of the effectiveness of our internal control over financial reporting and a related attestation of our independent registered public accounting firm. Our manager, Globus Shipmanagement, will provide substantially all of our financial reporting, and we will depend on the procedures it has in place. If, in such future annual reports on Form 20-F, our management cannot provide a report as to the effectiveness of our internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified attestation report as to the effectiveness of our internal control over financial reporting as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common shares.

We will incur increased costs as a result of being a public company in the United States.

When we become a public company in the United States, we anticipate that we will incur costs associated with corporate governance requirements, including requirements under Sarbanes-Oxley as well as new rules implemented by the SEC and the Financial Industry Regulatory Authority, Inc., including, in particular, the need to establish an enhanced system of internal controls over financial reporting. These rules and regulations may increase our legal, accounting and financial compliance costs and may make certain corporate activities more time-consuming and costly above the costs and time spent while we were listed on the AIM. We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs or the impact such costs may have on our results of operations, profitability, cash flows and ability to pay dividends.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of a vessel’s useful life our revenues will decline.

As of December 31, 2009 and September 30, 2010, the vessels in our current fleet had a weighted average age of 10.5 and 3.7 years, respectively. Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to be 25 years from the date of their construction. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends will be materially adversely affected. Any reserves set aside for vessel replacement may not be available for dividends.

Investments in derivative instruments such as forward freight agreements could result in losses.

From time to time, we may take positions in derivative instruments including forward freight agreements, or FFAs. FFAs and other derivative instruments may be used to hedge a vessel owner’s exposure to the charter market by providing for the sale of a contracted charter rate along a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments and do not correctly anticipate charter rate movements over the specified route and time period, we could suffer losses in the settling or termination of the FFA. This could adversely affect our results of operations, cash flow and ability to pay dividends.

We depend upon a few significant customers for a large part of our revenues.

We derive a significant part of our revenue from a small number of customers. During the year ended December 31, 2009, we derived substantially all of our revenues from approximately 25 customers and a majority of our revenues from two customers, neither of which is currently a customer that time charters or bareboat charters our vessels. If one or more of our customers that contribute to a significant part of our revenues is unable to perform under a charter with us and we are not able to find a replacement charter, or if such a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition, results of operations and cash available for distribution as dividends to our shareholders.

We could lose a customer or the benefits of a time charter if, among other things:

➢	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

➢
the customer terminates the charter because of our non-performance, including failure fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, serious deficiencies in the vessel, prolonged periods of off-hire or our default under the charter; or

➢	the customer terminates the charter because the vessel has been subject to seizure for more than 30 days.

If we lose a key customer, we may be unable to obtain charters on comparable terms with charterers of comparable standing or we may have increased exposure to the volatile spot market, which is highly competitive and subject to significant price fluctuations. We would not receive any revenues from such a vessel while it remained unchartered, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. The loss of any of our customers, time charters or vessels or a decline in payments under our charters could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends.

We cannot assure you that we will be able to borrow amounts under our existing credit facility or future debt arrangements and restrictive covenants in our credit facility and loan agreement may impose financial and other restrictions on us.

Our credit facility and loan agreement impose operating and financial restrictions on us. These restrictions may limit our ability to, among other things:

➢	create or permit liens on our assets;

➢	engage in mergers or consolidations;

➢	change the flag or classification society of our vessels;

➢	pay dividends; and

➢	change the management of our vessels.

These restrictions could limit our ability to finance our future operations or capital needs, make acquisitions or pursue available business opportunities. In addition, our credit facility and loan agreement will require us to maintain specified financial ratios and satisfy financial covenants, some of which are based upon the market value of our fleet. If the market value of our fleet declines sharply, we may not be in compliance with certain provisions of our credit facility and loan agreement and we may not be able to refinance our debt or obtain additional financing. We expect that the market value of our fleet will be above the minimum market values required by our credit facility and loan agreement. However, should our time charter rate or vessel values materially decline in the future due to any of the reasons discussed in the risk factors set forth above or otherwise, we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet these ratios and satisfy these provisions.

Events beyond our control, including changes in the economic and business conditions in the shipping sectors in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will satisfy this requirement or that our lenders will waive any failure to do so.

A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our credit facility would prevent us from borrowing additional money under this facility and could result in a default under our credit facility. If a default occurs under our credit facility or loan agreement, the respective lender could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt, which could constitute all or substantially all of our assets.

Therefore, our discretion is limited because we may need to obtain consent from our lenders in order to engage in certain corporate actions. Our lenders’ interests may be different from ours, and we cannot guarantee that we will be able to obtain our lenders’ consent when needed. This may limit our ability to pay dividends to our shareholders, finance our future operations or pursue business opportunities.

We cannot assure you that we will be able to refinance any indebtedness incurred under our credit facility and loan agreement or obtain additional debt financing.

We may finance future fleet expansion with additional secured indebtedness. While we may refinance amounts drawn under our credit facility and loan agreement or secure new debt facilities with the net proceeds of future debt and equity offerings, we cannot assure you that we will be able to do so at an interest rate or on terms that are acceptable to us or at all. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including the actual or perceived credit quality of our charterers and the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial markets and contingencies and uncertainties that are beyond our control. Significant contraction, de-leveraging and reduced liquidity in credit markets worldwide is reducing the availability and increasing the cost of credit.

If we are not able to refinance our current credit facility and loan agreement or obtain new debt financing on terms acceptable to us, we will have to dedicate a portion of our cash flow from operations to pay the principal and interest of this indebtedness. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans. In addition, debt service payments under our credit facility and loan agreement or alternative financing may limit funds otherwise available for working capital, capital expenditures, the payment of dividends and other purposes. Our inability to obtain additional or replacement financing at anticipated costs or at all may materially affect our results of operation, our ability to implement our business strategy and our payment of dividends.

The superior voting rights of our Class B shares, when issued, may limit our common shareholders’ ability to influence corporate matters.

Under our articles of incorporation following our redomiciliation into the Marshall Islands, our Class B shares will have 20 votes per share, and our common shares will have one vote per share. We currently have no Class B shares outstanding, although we intend to issue in December 2010 or in 2011 a special stock dividend of Class B shares to the holders of our common shares in a ratio of one Class B share for every number of common shares owned that we will determine in the future in connection with such dividend. We plan to issue this special stock dividend to protect the voting power of the current shareholders against future dilutions in the case of additional equity issuances.

Even after we issue or otherwise sell additional common shares after we issue Class B shares, holders of our Class B shares, depending on the number, may have substantial control and influence over our management and affairs and over all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets. It is possible that, because of this dual class stock structure, holders of our Class B shares will be able to control all matters submitted to our shareholders for approval even though they may own significantly less than 50% of the aggregate number of outstanding shares of our common shares and Class B shares. This potential concentrated control could limit our common shareholders’ ability to influence corporate matters and, as a result, we may take actions that our common shareholders do not view as beneficial. As a result, the market price of our common shares could be adversely affected.

Provisions of our articles of incorporation and bylaws may have anti-takeover effects.

Several provisions of our articles of incorporation following our redomiciliation into the Marshall Islands, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire our company. However, these anti-takeover provisions could also discourage, delay or prevent the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and the removal of incumbent officers and directors.

Dual Class Stock. Our dual class stock structure, which consists of common shares and Class B shares, can provide holders of our Class B shares a significant degree of control over all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

Blank Check Preferred Shares. Under the terms of our articles of incorporation, our board of directors will have authority, without any further vote or action by our shareholders, to issue up to 100 million shares of “blank check” preferred shares. Our board could authorize the issuance of preferred shares with voting or conversion rights that could dilute the voting power or rights of the holders of common shares. The issuance of preferred shares, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us or the removal of our management and may harm the market price of our common shares. We intend to issue one preferred share to Mr. Feidakis or his affiliate that will provide the holder with the ability to appoint any one person to be a director, who may also be the chairman of our board of directors, for so long as such holder and his or its affiliates also hold in the aggregate at least 30% of the voting power of our shares. Such preferred share will have no voting or dividend rights.

Classified Board of Directors. Our articles of incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three-year terms beginning upon the expiration of the initial term for each class. Approximately one-third of our board of directors is elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for up to two years.

Election of Directors. Our articles of incorporation do not provide for cumulative voting in the election of directors. Our bylaws require parties, other than the chairman of the board of directors, board of directors and shareholders holding 30% or more of the voting power of the aggregate number of our shares issued and outstanding and entitled to vote, to provide advance written notice of nominations for the election of directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Advance Notice Requirements for Shareholder Proposals and Director Nominations. Our bylaws provide that shareholders, other than shareholders holding 30% or more of the voting power of the aggregate number of our shares issued and outstanding and entitled to vote, seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 150 days or more than 180 days prior to the first anniversary date of the immediately preceding annual meeting of shareholders. Our bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede a shareholder’s ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

We may issue additional securities in the future.

The market price of our common shares could decline due to sales of a large number of our securities in the market, including sales of shares by our large shareholders, or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of shares.

We are subject to risk relating to exchange rate fluctuations as we generate revenues from the trading of our vessels in U.S. dollars but incur a portion of our expenses in other currencies.

We generate substantially all of our revenues from the trading of our vessels in U.S. dollars, but in 2009 we incurred approximately 13% of our vessel operating expenses, and certain administrative expenses, in currencies other than the U.S. dollar. This difference could lead to fluctuations in net profit due to changes in the value of the U.S. dollar relative to the other currencies. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our revenues. We have not hedged our currency exposure, and, as a result, our results of operations and financial condition, denominated in U.S. dollars, and our ability to pay dividends could suffer.

Increases in interest rates may cause the market price of our shares to decline.

An increase in interest rates may cause a corresponding decline in demand for equity investments in general. Any such increase in interest rates or reduction in demand for our shares resulting from other relatively more attractive investment opportunities may cause the trading price of our shares to decline.

There is no guarantee that an active and liquid public market will be maintained or develop for you to resell our common shares in the United States, or that our common share price, once listed, will not decrease.

Prior to this offering, our common shares traded on the AIM. Our common shares will be suspended from trading on the AIM from the date we redomicile into the Marshall Islands and seek effectiveness of the registration statement to which this prospectus relates, until our shares are delisted from the AIM. We expect that our shares will be delisted from the AIM as soon as practicable after the effective date of such registration statement. Although our common shares have been approved for listing on the Nasdaq Global Market, subject to effectiveness of the registration statement to which this prospectus relates, a liquid trading market for our common shares may not develop in the United States. If an active, liquid trading market does not develop, you may have difficulty selling any of our common shares purchased by you. Moreover, our selling shareholders may determine to sell their common shares as soon as such common shares are listed on the Nasdaq Global Market causing the market price of our common shares to decline.

We or our vessel-owning subsidiaries may have to pay tax on United States source shipping income.

Under the United States Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of a vessel-owning or chartering company that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as United States source shipping income and such income is subject to a 4% United States federal income tax without allowance for deductions, unless that corporation qualifies for exemption from tax under section 883 of the Code and the United States Treasury regulations promulgated thereunder, which we refer to as the Section 883 Exemption. For the taxable year that includes the date of this prospectus, we expect that each of our vessel-owning subsidiaries should qualify for the Section 883 Exemption based on the beneficial ownership of more than 50% of the value of its shares by a qualifying shareholder, assuming that such shareholder meets all of the substantiation and reporting requirements under Section 883 of the Code and the United States Treasury regulations thereunder for such taxable year. However, the eligibility of our vessel-owning subsidiaries to qualify for the Section 883 Exemption is determined each taxable year and is dependent on certain circumstances related to the ownership of our shares and on interpretations of existing United States Treasury regulations, each of which could change. We can therefore give no assurance that our vessel-owning subsidiaries will in fact be eligible to qualify for the Section 883 Exemption for all future taxable years. In addition, changes to the Code, the United States Treasury regulations or the interpretation thereof by the United States Internal Revenue Service, or IRS, or the courts could adversely affect the ability of our subsidiaries to take advantage of the Section 883 Exemption.

If our subsidiaries are not entitled to the Section 883 Exemption for any taxable year, our subsidiaries would be subject to a 4% United States federal income tax on any U.S.-source shipping income for the year (or an effective rate of 2% on shipping income attributable to the transportation of freight to or from the United States). The imposition of this taxation could have a negative effect on our business and the business of our subsidiaries and would result in decreased earnings available for distribution to our shareholders.

For a more complete discussion, please read the section entitled “Taxation—United States Tax Considerations—United States Federal Income Taxation of the Company.”

United States tax authorities could treat us as a “passive foreign investment company.”

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either at least 75% of its gross income for any taxable year consists of certain types of “passive income” or at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.”

U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders). In particular, U.S. holders who are individuals would not be eligible for the 15% tax rate on qualified dividends that is in effect through December 31, 2010 (and possibly thereafter if Congress enacts legislation to extend the qualified dividend tax rate). Please read “Taxation—United States Tax Considerations—United States Federal Income Taxation of United States Holders” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

Based on our current operations and anticipated future operations, we believe that Globus Maritime Limited will not be treated as a PFIC. In this regard, we intend to treat gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities should not constitute “passive income,” and that the assets we own and operate in connection with the production of that income do not constitute passive assets.

There are legal uncertainties involved in this determination, because there is no direct legal authority under the PFIC rules addressing our current and projected future operations. Moreover, a recent case by the U.S. Court of Appeals for the Fifth Circuit held that, contrary to the position of the IRS in that case, and for purposes of a different set of rules under the Code, income received under a time charter of vessels should be treated as rental income rather than services income. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time chartering activities would be treated as rental income, and we would probably be a PFIC. Although the IRS has recently announced that it will not follow the reasoning of this case, and that it intends to treat the income from standard industry time charter as services income, no assurance can be given that a United States court will not follow the aforementioned case. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences and information reporting obligations, as more fully described under “Taxation—United States Tax Considerations—United States Federal Income Taxation of United States Holders.”

Following our redomiciliation into the Marshall Islands, we are subject to Marshall Islands corporation law, which is not well-developed.

Following our redomiciliation into the Marshall Islands, our corporate affairs are governed by our articles of incorporation, our bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. The rights of shareholders of companies incorporated in or redomiciled into the Marshall Islands may differ from the rights of shareholders of companies incorporated in the United States. While the BCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty in protecting your interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction that has developed a more substantial body of case law in the corporate law area.

It may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

Our business is operated primarily from our offices in Greece. In addition, a majority of our directors and officers are or will be non-residents of the United States, and all of our assets and a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. You may also have difficulty enforcing, both within and outside of the United States, judgments you may obtain in the United States courts against us or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws. There is also substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on United States federal or state securities laws.

The nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.

We redomiciled into the Marshall Islands on November 24, 2010, and our subsidiaries are incorporated under the laws of the Marshall Islands, and we have limited operations in the United States and maintain limited assets in the United States. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. Marshall Islands does not have a bankruptcy statute or general statutory mechanism for insolvency proceedings. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction. These factors may delay or prevent us from entering bankruptcy in the United States and may affect the ability of our shareholders to receive any recovery following our bankruptcy.

USE OF PROCEEDS

We will not receive any proceeds from the sale of securities offered by the selling shareholders.

OUR DIVIDEND POLICY AND RESTRICTIONS ON DIVIDENDS

After our common shares commence trading on Nasdaq, our dividend policy will be to pay a variable quarterly dividend in excess of 50% of the net income of the previous quarter subject to any reserves our board of directors may from time to time determine are required. We believe this policy maintains an appropriate level of dividend cover taking into account the likely effects of the shipping cycle and the need to retain cash to reinvest in vessel acquisitions. We expect to pay our first quarterly cash dividend in December 2010.

In calculating our dividend, we exclude any gain on the sale of vessels and any unrealized gains or losses on derivatives. Our board of directors, in its discretion, can determine in the future whether any capital surpluses arising from vessel sales are included in the calculation of a dividend. Dividends will be paid in U.S. dollars equally on a per-share basis between our common shares and our Class B shares, to the extent any are issued and outstanding.

We are a holding company, with no material assets other than the shares of our subsidiaries. Therefore, our ability to pay dividends depends on the earnings and cash flow of those subsidiaries and their ability to pay dividends to us. Additionally, the declaration and payment of any dividend is subject at all times to the discretion of our board of directors and will depend on, among other things, our earnings, financial condition and anticipated cash requirements and availability, additional acquisitions of vessels, restrictions in our debt arrangements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders, required capital and drydocking expenditures, reserves established by our board of directors, increased or unanticipated expenses, a change in our dividend policy, additional borrowings or future issuances of securities and other factors, many of which will be beyond our control.

Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received from the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such dividend.

As a company listed on the AIM, we historically paid dividends to our shareholders in amounts ranging from $0.03 per share to $0.50 per share. We did not declare or pay dividends in 2009. In September 2010, we declared and paid a cash dividend of approximately US$0.11 (GB 7.3 pence) per outstanding common share.

CAPITALIZATION

The following table sets forth our capitalization and indebtedness as of October 31, 2010. There has been no material change in our capitalization between October 31, 2010 and the date of this prospectus, as adjusted to reflect our redomiciliation into the Marshall Islands. The following should be read in conjunction with the historical financial statements and related notes thereto in this prospectus as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As of October 31, 2010
(In thousands of U.S. Dollars)

Long term borrowings net of current portion	$90,650
Long term borrowings, current portion	11,000
Total borrowings	101,650

Equity:
Issued share capital	29
Share premium	88,534
Retained earnings	28,461
Total Equity	117,024
Total capitalization and indebtedness	$218,674

DILUTION

Our net tangible book value as of June 30, 2010 was $114,696 or $15.84 per common share (as adjusted after the reverse split of our common shares). Net tangible book value per share is determined by dividing our tangible book value (total tangible assets less total liabilities) by the number of outstanding common shares (as adjusted after the reverse split of our common shares) on June 30, 2010.

The offering by our selling shareholders under this prospectus will not impact our net tangible book value or our net tangible book value per share and thus there is no dilution pursuant to this offering.

MARKET FOR OUR COMMON SHARES

Our common shares began trading in the United Kingdom on the London Stock Exchange through the AIM on June 6, 2007. The current stock symbol on the AIM is “GLBS.” Historical reports of transactions of our shares are available on the AIM through the London Stock Exchange under the symbol “GLBS.”

Our common shares will be suspended from trading on the AIM from the date we redomicile into the Marshall Islands and seek effectiveness of the registration statement to which this prospectus relates, until our shares are delisted from the AIM. We expect that our shares will be delisted from the AIM as soon as practicable after the effective date of such registration statement.

The following table lists the high and low sales prices and the average daily trading volume on the AIM for our common shares for the last six months; the last ten fiscal quarters; and the last three fiscal years (since we began trading on the AIM). On July 29, 2010, we effected a four-for-one reverse split of our common shares. Prices indicated below with respect to our common share price include inter-dealer prices, without retail mark up, mark down or commission and may not necessarily represent actual transactions. All prices are quoted in U.K. pounds sterling.

Period Ended	High	Low	Average Daily Trading Volume

Monthly
October 31, 2010	6.35	6.27	556
September 30, 2010	6.45	5.55	3,502
August 31, 2010	5.70	5.55	3,508
July 31, 2010	6.14	5.40	3,023
June 30, 2010	5.60	5.46	18,932
May 31, 2010	5.60	5.46	41,971

Quarterly
September 30, 2010	6.45	5.40	3,190
June 30, 2010	5.60	4.90	28,512
March 31, 2010	5.00	3.78	13,143
December 31, 2009	3.88	2.36	8,957
September 30, 2009	3.08	2.46	2,610
June 30, 2009	4.36	2.00	4,394
March 31, 2009	3.28	1.76	1,748
December 31, 2008	12.10	2.60	1,939
September 30, 2008	18.40	11.90	3,173
June 30, 2008	22.20	17.10	3,544
March 31, 2008	21.50	14.20	11,367

Yearly
December 31, 2009	4.36	1.76	4,431
December 31, 2008	22.20	2.60	4,954
December 31, 2007	25.00	12.00	14,391

SELECTED CONSOLIDATED FINANCIAL & OPERATING DATA

The following tables set forth our selected consolidated financial and operating data. The selected consolidated financial data as of and for the years ended December 31, 2009, 2008 and 2007 are derived from our audited consolidated financial statements, included elsewhere in this prospectus, which have been prepared in accordance with IFRS as issued by the IASB. The selected consolidated financial data as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 are derived from our unaudited consolidated interim financial statements. The data set forth below should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. Results of operations in any period are not necessarily indicative of results in any future period.

	Six Months Ended June 30, (unaudited)		Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars, except per share data)
	2010	2009	2009	2008	2007
Statements of comprehensive income data
Time charter revenue	11,618	26,540	52,812	98,597	40,960
Voyage expenses	(845)	(2,070)	(3,742)	(6,674)	(2,245)
Vessel operating expenses	(2,638)	(5,678)	(10,137)	(12,537)	(7,639)
Depreciation	(2,816)	(6,989)	(11,204)	(17,407)	(10,212)
Depreciation of drydocking costs	(260)	(836)	(1,512)	(1,572)	(1,033)
Administrative expenses	(1,005)	(907)	(2,004)	(2,122)	(1,292)
Administrative expenses payable to related parties	(518)	(541)	(1,272)	(1,216)	(1,377)
Share-based payments	(148)	(1,542)	(1,754)	(770)	(380)
Impairment loss	-	(18,826)	(28,429)	(20,224)	-
Gain/(loss) on sale of vessel	7	-	(802)	15,095	-
Other (expenses)/income, net	(31)	(20)	(106)	408	(36)
Operating profit/(loss) before financial activities	3,364	(10,869)	(8,150)	51,578	16,746

Interest income from bank balances & deposits	223	488	1,032	946	577
Interest expense and finance costs	(977)	(1,591)	(2,926)	(7,707)	(5,596)
(Loss) /gain on derivative financial instruments	(564)	309	143	(1,373)	-
Foreign exchange (losses)/gains, net	(956)	34	(178)	(626)	298
Total loss from financial activities	(2,274)	(760)	(1,929)	(8,760)	(4,721)
Total comprehensive income/(loss) for the period/year	1,090	(11,629)	(10,079)	42,818	12,025

Attributable to:
Shareholders of Globus Maritime Limited	1,090	(11,629)	(10,079)	42,818	11,210
Non-controlling interest	-	-	-	-	815
	1,090	(11,629)	(10,079)	42,818	12,025

Basic earnings/(loss) per share for the period/year	0.151	(1.619)	(1.401)	5.978	1.885
Diluted earnings/(loss) per share for the period/year	0.151	(1.619)	(1.401)	5.771	1.885
Adjusted EBITDA(1) (unaudited)	6,433	15,782	33,797	75,686	27,991

(1) Adjusted EBITDA represents net earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of drydocking costs, impairment and gains or losses from sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is not a recognized measurement under IFRS.

Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

➢	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

➢	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

➢	Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and

➢	other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of total comprehensive income/ (loss) to Adjusted EBITDA (unaudited) for the periods presented:

	Six Months Ended June 30, (unaudited)		Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars, except per share data)
	2010	2009	2009	2008	2007
Total comprehensive income/(loss) for the period/year	1,090	(11,629)	(10,079)	42,818	12,025
Interest and finance costs, net	754	1,103	1,894	6,761	5,019
Loss/(gain) on derivative financial instruments	564	(309)	(143)	1,373	-
Foreign exchange losses/(gains)	956	(34)	178	626	(298)
Depreciation	2,816	6,989	11,204	17,407	10,212
Depreciation of drydocking costs	260	836	1,512	1,572	1,033
Loss/(gain) on sale of vessel	(7)	-	802	(15,095)	-
Impairment loss	-	18,826	28,429	20,224	-
Adjusted EBITDA (unaudited)	6,433	15,782	33,797	75,686	27,991

	Six Months Ended June 30, (unaudited)	Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars)
	2010	2009	2008	2007
Statements of financial position data
Total non-current assets	196,216	93,204	216,075	273,781
Total current assets (including “Non-current assets classified as held for sale”)	24,372	94,366	68,371	11,719
Total assets	220,588	187,570	284,446	285,500
Total equity	114,696	113,458	121,783	96,677
Total non-current liabilities	90,828	36,218	79,735	157,069
Total current liabilities	15,064	37,894	82,928	31,754
Total equity and liabilities	220,588	187,570	284,446	285,500

	Six Months Ended June 30, (unaudited)		Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars)
	2010	2009	2009	2008	2007
Statements of cash flows data
Net cash generated from operating activities	5,870	16,926	33,566	70,383	30,248
Net cash (used in)/generated from investing activities	(72,723)	10,769	60,253	27,077	(183,044)
Net cash generated from/(used in) financing activities	35,531	(26,693)	(74,496)	(72,857)	159,770
	Six Months Ended June 30,		Year Ended December 31,
	2010	2009	2009	2008	2007
Ownership days(1)	538	1,267	2,314	2,878	2,017
Available days(2)	538	1,256	2,277	2,808	1,965
Operating days(3)	529	1,239	2,246	2,781	1,837
Fleet utilization(4)	98.3%	98.7%	98.6%	99.0%	93.5%
Average number of vessels(5)	3.0	7.0	6.3	7.9	5.5
Daily time charter equivalent (TCE) rate(6)	$20,060	$19,482	$21,550	$32,736	$19,702

(1) Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.
(2) Available days are the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels for employment.
(3) Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances.
(4) We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period.
(5) Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.
(6) TCE rates are our voyage and time charter revenues less voyage expenses during a period divided by the number of our available days during the period excluding bareboat charter days and net revenue, which is consistent with industry standards. TCE is a non-GAAP measure. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The following table reflects the calculation of our daily TCE rates for the years ended December 31, 2009, 2008 and 2007 and the six months ended June 30, 2010 and 2009.

	Six Months Ended June 30, (unaudited)		Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars, except number of days and daily TCE rates)
	2010	2009	2009	2008	2007

Time charter revenue	$11,618	$26,540	$52,812	$98,597	$40,960
Less: Voyage expenses	$845	$2,070	$3,742	$6,674	$2,245
Less: bareboat charter net revenue	$21	-	-	-	-
Net revenue	$10,752	$24,470	$49,070	$91,923	$38,715
Available days net of bareboat charter days	536	1,256	2,277	2,808	1,965
Daily TCE rate	$20,060	$19,482	$21,550	$32,736	$19,702

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus. We believe that the following discussion contains forward-looking statements that involve risks and uncertainties. Actual results or plan of operations could differ materially from those anticipated by forward-looking information due to factors discussed under “Risk Factors” and elsewhere in this prospectus.

OVERVIEW

We are an integrated dry bulk shipping company, which began operations in September 2006, providing marine transportation services on a worldwide basis. We own, operate and manage a fleet of dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Following the conclusion of our initial public offering on June 1, 2007, our common shares were listed on the AIM under the ticker “GLBS.” Our common shares will be suspended from trading on the AIM from the date we redomicile into the Marshall Islands and seek effectiveness of the registration statement to which this prospectus relates, until our shares are delisted from the AIM. We expect that our shares will be delisted from the AIM as soon as practicable after the effective date of such registration statement. As of November 19, 2010, our issued and outstanding capital stock consisted of 7,241,865 common shares. Our fleet consists of three Supramax vessels, one Panamax vessel and one Kamsarmax vessel.

We intend to grow our fleet through timely and selective acquisitions of modern vessels in a manner that we believe will provide an attractive return on equity and will be accretive to our earnings and cash flow based on anticipated market rates at the time of purchase. There is no guarantee however, that we will be able to find suitable vessels to purchase or that such vessels will provide an attractive return on equity or be accretive to our earnings and cash flow.

Our policy is to charter our vessels on charters generally with durations of up to three years, while also engaging vessels on the spot market. We may, from time to time, enter into charters with longer durations depending on our assessment of market conditions.

The composition of our fleet has changed significantly since December 2009. As of December 31, 2009, our fleet consisted of four dry bulk vessels (two Handymaxes, one Supramax and one Panamax) with an aggregate carrying capacity of 212,915 dwt. As of March 31, 2010 our fleet consisted of two dry bulk vessels (one Supramax and one Panamax) with an aggregate carrying capacity of 126,555 dwt. As of June 30, 2010 and September 30, 2010, our fleet consisted of five dry bulk vessels (three Supramaxes, one Panamax and one Kamsarmax) with an aggregate carrying capacity of 319,913 dwt.

We seek to manage our fleet in a manner that allows us to maintain profitability across the shipping cycle and thus maximize returns for our shareholders. To accomplish this objective we have deployed our vessels primarily on a mix of time charters (with terms of between six months and two years) and spot charters. According to our assessment of market conditions, we have adjusted the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with time charters or to profit from attractive spot charter rates during periods of strong charter market conditions. As of June 30, 2010, our fleet was comprised of three vessels employed on a time charter, one vessel employed on a spot charter, and one vessel employed on a bareboat charter. The time charter on one such vessel in our fleet has since expired and the vessel operates on the spot market.

The average number of vessels in our fleet for the years ended December 31, 2007, 2008, and 2009 was 5.5, 7.9 and 6.3 respectively. The average number of vessels in our fleet for the six months ended June 30, 2010 and for the nine months ended September 30, 2010 was 3.0 and 3.7 vessels, respectively.

Our operations are managed by our Athens, Greece-based wholly owned subsidiary, Globus Shipmanagement Corp., which provides in-house commercial and technical management exclusively for our vessels. Globus Shipmanagement enters into a ship management agreement with each of our wholly owned vessel-owning subsidiaries to provide such services.

FACTORS AFFECTING OUR RESULTS OF OPERATIONS

We believe that the important measures for analyzing trends in our results of operations consist of the following:

➢
Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

➢
Available days. We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels for employment. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

➢
Operating days. Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels generate revenues.

➢
Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

➢
Average number of vessels. We measure average number of vessels by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.

➢
TCE rates. We define TCE rates as our voyage and time charter revenues less voyage expenses during a period divided by the number of our available days during the period excluding bareboat charter days and net revenues, which is consistent with industry standards. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

The following table reflects our ownership days, available days, operating days, average number of vessels and fleet utilization for the periods indicated.

	Six Months Ended June 30,		Year Ended December 31,
	2010	2009	2009	2008	2007
Ownership days	538	1,267	2,314	2,878	2,017
Available days	538	1,256	2,277	2,808	1,965
Operating days	529	1,239	2,246	2,781	1,837
Fleet utilization	98.3%	98.7%	98.6%	99.0%	93.5%
Average number of vessels	3.0	7.0	6.3	7.9	5.5
Daily time charter equivalent (TCE) rate	$20,060	$19,482	$21,550	$32,736	$19,702

We utilize TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes TCE to assist them in making decisions regarding employment of our vessels. We believe that our method of calculating TCE is consistent with industry standards and is determined by dividing net revenues after deducting voyage expenses, including commissions, by available days for the relevant period excluding bareboat charter days and net revenues. Voyage expenses primarily consist of brokerage commissions, port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charter under a time charter contract.

The following table reflects the calculation of our daily TCE rates for the periods indicated.

	Six Months Ended June 30, (unaudited)		Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars, except number of days and daily TCE rates)
	2010	2009	2009	2008	2007

Time charter revenue	$11,618	$26,540	$52,812	$98,597	$40,960
Less: Voyage expenses	$845	$2,070	$3,742	$6,674	$2,245
Less: bareboat charter net revenue	$21	-	-	-	-
Net revenue	$10,752	$24,470	$49,070	$91,923	$38,715
Available days net of bareboat charter days	536	1,256	2,277	2,808	1,965
Daily TCE rate	$20,060	$19,482	$21,550	$32,736	$19,702

LACK OF HISTORICAL OPERATING DATA FOR VESSELS BEFORE THEIR ACQUISITION

Consistent with shipping industry practice, we were not and have not been able obtain the historical operating data for the secondhand vessels we purchase, in part because that information is not material to our decision to acquire such vessels, nor do we believe such information would be helpful to potential investors in our common shares in assessing our business or profitability. We purchased our vessels under a standardized agreement commonly used in shipping practice, which, among other things, provides us with the right to inspect the vessel and the vessel’s classification society records. The standard agreement does not provide us the right to inspect, or receive copies of, the historical operating data of the vessel. Accordingly, such information was not available to us. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. Typically, the technical management agreement between a seller’s technical manager and the seller is automatically terminated and the vessel’s trading certificates are revoked by its flag state following a change in ownership.

In addition, and consistent with shipping industry practice, we treat the acquisition of vessels from unaffiliated third parties as the acquisition of an asset rather than a business. We believe that, under the applicable provisions of Rule 11-01(d) of Regulation S-X under the Securities Act, the acquisition of our vessels does not constitute the acquisition of a “business” for which historical or pro forma financial information would be provided pursuant to Rules 3-05 and 11-01 of Regulation S-X.

Although vessels are generally acquired free of charter, we may in the future acquire some vessels with time charters. Where a vessel has been under a voyage charter, the vessel is usually delivered to the buyer free of charter. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer’s consent and the buyer entering into a separate direct agreement, called a novation agreement, with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter because it is a separate service agreement between the vessel owner and the charterer.

Where we identify any intangible assets or liabilities associated with the acquisition of a vessel, we record all identified assets or liabilities at fair value. Fair value is determined by reference to market data. We value any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair market value of the charter and the net present value of future contractual cash flows. When the present value of the time charter assumed is greater than the current fair market value of such charter, the difference is recorded as prepaid charter revenue. When the opposite situation occurs, any difference, capped to the vessel’s fair value on a charter free basis, is recorded as deferred revenue. Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed.

If we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

➢	obtain the charterer’s consent to us as the new owner;

➢	obtain the charterer’s consent to a new technical manager;

➢	in some cases, obtain the charterer’s consent to a new flag for the vessel;

➢	arrange for a new crew for the vessel, and where the vessel is on charter, in some cases, the crew must be approved by the charterer;

➢	replace all hired equipment on board, such as gas cylinders and communication equipment;

➢	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

➢	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

➢	implement a new planned maintenance program for the vessel; and

➢	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is comprised of the following main elements:

➢	employment and operation of our dry bulk vessels; and

➢	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our dry bulk vessels.

The employment and operation of our vessels require the following main components:

➢	vessel maintenance and repair;

➢	crew selection and training;

➢	vessel spares and stores supply;

➢	contingency response planning;

➢	onboard safety procedures auditing;

➢	accounting;

➢	vessel insurance arrangement;

➢	vessel chartering;

➢	vessel security training and security response plans (ISPS);

➢	obtain ISM certification and audit for each vessel within the six months of taking over a vessel;

➢	vessel hire management;

➢	vessel surveying; and

➢	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

➢	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

➢	management of our accounting system and records and financial reporting;

➢	administration of the legal and regulatory requirements affecting our business and assets; and

➢	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

➢	rates and periods of hire;

➢	levels of vessel operating expenses, including repairs and drydocking;

➢	purchase and sale of vessels;

➢	depreciation expenses;

➢	financing costs; and

➢	fluctuations in foreign exchange rates.

CHARTER & SPOT MARKET REVENUE

Overview

We generate revenues by charging our customers for the use of our vessels to transport their dry bulk commodities. Under a time charter, the charterer pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Under a bareboat charter, the charterer pays us a fixed daily charter hire rate and bears all voyage expenses, as well as the vessel’s operating expenses.

Spot charters can be spot voyage charters or spot time charters. Spot voyage charters involve the carriage of a specific amount and type of cargo on a load-port to discharge-port basis, subject to various cargo handling terms, and the vessel owner is paid on a per-ton basis. Under a spot voyage charter, the vessel owner is responsible for the payment of all expenses including capital costs, voyage and expenses, such as port, canal and bunker costs. A spot time charter is a contract to charter a vessel for an agreed period of time at a set daily rate. Under spot time charters, the charterer pays the voyage expenses.

Revenues

Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily hire rates that our vessels earn under charters or on the spot market, which, in turn, are affected by a number of factors, including:

➢	the duration of our charters;

➢	the number of days our vessels are hired to operate on the spot market;

➢	our decisions relating to vessel acquisitions and disposals;

➢	the amount of time that we spend positioning our vessels for employment;

➢	the amount of time that our vessels spend in drydocking undergoing repairs;

➢	maintenance and upgrade work;

➢	the age, condition and specifications of our vessels;

➢	levels of supply and demand in the dry bulk shipping industry; and

➢	other factors affecting spot market charter rates for dry bulk vessels.

Our revenues grew significantly in 2008 as a result of the enlargement of our fleet, which increased our ownership, available and operating days. Revenues also increased in 2008 due to high time charter rates negotiated on vessels before the drastic decline in the dry bulk market during the latter five months of 2008, although not all of our vessels were employed through time charters.

Our revenues in 2009 declined as we were exposed to the lower charter rates on the spot market and consequently a number of vessels were fixed to new employments at daily time charter rates considerably lower than their previous employments, in addition to the lower spot charter rates we earned. We also disposed of vessels in 2009, which led to decreased ownership, available and operating days.

Our revenues declined during the six months ended June 30, 2010 as a result of the decrease in the number of vessels in our fleet.

Employment of our Vessels

As of June 30, 2010, we employed our vessels as follows:

➢
m/v Tiara Globe – on a time charter with Transgrain Shipping that began in February 2010 and is scheduled to expire in a minimum of 24 months (maximum of 26 months) from such date, at the gross rate of $20,000 per day.

➢
m/v Star Globe – on a time charter with Transgrain Shipping that began in May 2010 and is scheduled to expire in a minimum of 11 months (maximum of 13 months) from such date, at the gross rate of $22,000 per day.

➢
m/v River Globe – on a time charter with Eastern Bulk Carriers A/S at the gross rate of $25,000 per day, which has since been redelivered to us. We currently employ such vessel on the spot market while we contemplate employing this vessel on a new time charter.

➢
m/v Jin Star – on a bareboat charter with Eastern Media International Corporation and Far Eastern Silo & Shipping (Panama) S.A. for a period of five years (which can be extended for one year at the charterer’s option, and thereafter extended one additional year at our option), at the gross rate of $14,250 per day.

➢	m/v Sky Globe – on the spot market.

Our charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should counterparties to one or more of our charters fail to honor their obligations under their agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay dividends.

VOYAGE EXPENSES

We charter our vessels primarily through time charters under which the charterer is responsible for most voyage expenses, such as the cost of bunkers (fuel oil), port expenses, agents’ fees, canal dues, extra war risks insurance and any other expenses related to the cargo.

Whenever we employ our vessels on a voyage basis (such as trips for the purpose of geographically repositioning a vessel or trip(s) after the end of one time charter and up to the beginning of the next time charter), we incur voyage expenses that include port expenses and canal charges and bunker (fuel oil) expenses.

If we charter our vessels on bareboat charters, the charterer will pay all voyage expenses.

As is common in the shipping industry, we have historically paid commissions ranging from 3.75% to 6.25% of the total daily charter hire rate of each charter to unaffiliated ship brokers and in-house brokers associated with the charterers, depending on the number of brokers involved with arranging the charter.

For 2009, 2008 and 2007, commissions amounted to $2.7 million, $4.8 million and $1.9 million, respectively. During the six-month period ended June 30, 2010, commissions amounted to $0.6 million.

We believe that the amounts and the structures of our commissions are consistent with industry practices.

These commissions are directly related to our revenues. We therefore expect that the amount of total commissions will increase as the size of our fleet grows as a result of additional vessel acquisitions and employment of those vessels.

VESSEL OPERATING EXPENSES

Vessel operating expenses include costs for crewing, insurance, repairs and maintenance, lubricants, spare parts and consumable stores, statutory and classification tonnage taxes and other miscellaneous expenses. We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period excluding bareboat charter days.

Our vessel operating expenses have historically fluctuated as a result of changes in the size of our fleet. In addition, a portion of our vessel operating expenses is in currencies other than the U.S. dollar, such as costs related to repairs, spare parts and consumables. These expenses may increase or decrease as a result of fluctuation of the U.S. dollar against these currencies.

We expect that crewing costs will increase in the future due to the shortage in the supply of qualified sea-going personnel. In addition, we expect that drydocking and maintenance costs will increase as our vessels age. Other factors that may affect the shipping industry in general, such as the cost of insurance, may also cause our expenses to increase. To the extent that we purchase additional vessels, we expect our vessel operating expenses to increase accordingly.

DEPRECIATION

The cost of our vessels is depreciated on a straight-line basis over the expected useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated residual value. We estimate the useful life of our vessels to be 25 years from the date of delivery from the shipyard. Furthermore, we estimate the residual values of our vessels to be $200 per light-weight ton. We do not expect these assumptions to change in the near future. Our depreciation charges have decreased in recent periods due to the reduction of the size our fleet which has also led to a decrease of ownership days. We expect that these charges will increase if we acquire additional vessels.

DEPRECIATION OF DRYDOCKING COSTS

Vessels are required to be drydocked for major repairs and maintenance that cannot be performed while the vessels are operating. Drydockings occur approximately every 2.5 years. The costs associated with the drydockings are capitalized and depreciated on a straight-line basis over the period between drydockings, to a maximum of 2.5 years. At the date of acquisition of a secondhand vessel, we estimate the component of the cost that corresponds to the economic benefit to be derived until the first scheduled drydocking of the vessel under our ownership and this component is depreciated on a straight-line basis over the remaining period through the estimated drydocking date.

ADMINISTRATIVE EXPENSES

Our administrative expenses include payroll expenses, traveling, promotional and other expenses associated with us being a public company, which include the preparation of disclosure documents, legal and accounting costs, director and officer liability insurance costs and costs related to compliance. We expect that our administrative expenses will increase as we enlarge our fleet.

ADMINISTRATIVE EXPENSES PAYABLE TO RELATED PARTIES

Our administrative expenses payable to related parties include cash remuneration of our executive officers and directors and rental of our office space.

SHARE-BASED PAYMENTS

We operate an equity-settled, share-based compensation plan. The value of the service received in exchange of the grant of shares is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the share awards at the grant date. The relevant expense is recognized in the income statement component of the consolidated statement of comprehensive income, with a corresponding impact in equity.

IMPAIRMENT LOSS

We assess at each reporting date whether there is an indication that a vessel may be impaired. The vessel’s recoverable amount is estimated when events or changes in circumstances indicate the carrying value may not be recoverable. If such indication exists and where the carrying value exceeds the estimated recoverable amounts, the vessel is written down to its recoverable amount. The recoverable amount is the greater of fair value less costs to sell and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the vessel. Impairment losses are recognized in the consolidated statement of comprehensive income. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of comprehensive income. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

GAIN/(LOSS) ON SALE OF VESSEL

Gain or loss on the sale of a vessel is the residual value remaining after deducting from the vessel’s sale proceeds, the carrying value of the vessel at the date of delivery to its new owners and the total expenses associated with the sale.

OTHER (EXPENSES)/INCOME, NET

We include other operating expenses or income that is not classified otherwise. It mainly consists of provisions for insurance claims deductibles and refunds from insurance claims.

INTEREST INCOME FROM BANK BALANCES & DEPOSITS

We earn interest on the funds we have deposited with banks as well as from short-term certificates of deposit.

INTEREST EXPENSE AND FINANCE COSTS

We incur interest expense and financing costs in connection with the indebtedness under our credit facility and loan agreement. We also incurred financing costs in connection with establishing those arrangements, which is included in our finance costs and amortization and write-off of deferred finance charges. As of December 31, 2009, 2008 and 2007, we had $70.6 million, $157.6 million and $183.2 million of indebtedness outstanding under our then existing credit facilities, respectively. As of June 30, 2010, outstanding bank debt is $102.2 million. We incur interest expense and financing costs relating to our outstanding debt as well as our available but undrawn credit facility. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings to finance future acquisitions.

(LOSS)/GAIN ON DERIVATIVE FINANCIAL INSTRUMENTS

We may enter into derivative instruments, which mainly consist of interest rate SWAP agreements. Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at fair value. Changes in the fair value of these derivative instruments are recognized immediately in the income statement component of the consolidated statement of comprehensive income.

FOREIGN EXCHANGE (LOSSES)/GAINS, NET

We generate substantially all of our revenues from the trading of our vessels in U.S. dollars but incur a portion of our expenses in currencies other than the U.S. dollar. While we were incorporated in Jersey, the majority of our general and administrative expenses as well as the dividends paid to shareholders were in U.K. pounds sterling. Following our redomiciliation into the Marshall Islands and the listing of our common shares on the Nasdaq Global Market, we do not anticipate having any material expenses in U.K. pounds sterling, and going forward our dividends will be declared and paid in U.S. dollars.

For cash management, or treasury, purposes, we convert U.S. dollars into foreign currencies to pay for our non-U.S. dollar expenses, which we then hold on deposit until the date of each transaction. Fluctuations in foreign exchange rates create foreign exchange gains or losses when we mark-to-market these non-U.S. dollar deposits.

For accounting purposes, expenses incurred in all foreign currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction.

Because a portion of our expenses is payable in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, which could affect the amount of net income that we report in future periods.

RESULTS OF OPERATIONS

The following is a discussion of our operating results for the six-month period ended June 30, 2010 compared to the six-month period ended June 30, 2009, for the year ended December 31, 2009 compared to the year ended December 31, 2008 and for the year ended December 31, 2008 compared to the year ended December 31, 2007.

Six-month period ended June 30, 2010 compared to the six-month period ended June 30, 2009

During the six-month period ended June 30, 2010, we had an average of 3.0 dry bulk vessels in our fleet. During the six-month period ended June 30, 2009, we had an average of 7.0 dry bulk vessels in our fleet. The m/v Sea Globe and m/v Coral Globe were sold in February 2010, the m/v Sky Globe and m/v Star Globe were delivered to us in May 2010 and the m/v Jin Star was delivered to us in June 2010.

Time charter revenue. Time charter revenue decreased by $14.9 million, or 56%, to $11.6 million during the six-month period ended June 30, 2010, compared to $26.5 million during the six-month period ended June 30, 2009. Net revenues decreased by $13.7 million, or 56%, to $10.8 million during the six-month period ended June 30, 2010, compared to $24.5 million during the six-month period ended June 30, 2009. The decrease is partly attributable to a decrease in the size of the fleet, which resulted in a 57% decrease in operating days and effectively reduced our net revenues by approximately $14 million, assuming all other variables were held constant. The decrease is also partly attributable to continued volatility of market conditions. During the six-month period ended June 30, 2010, we had total operating days of 529 and fleet utilization of 98.3%, compared to 1,239 total operating days and a fleet utilization of 98.7% during the six-month period ended June 30, 2009.

Voyage expenses. Voyage expenses decreased by $1.3 million, or 62%, to $0.8 million during the six-month period ended June 30, 2010, compared to $2.1 million during the six-month period ended June 30, 2009. This decrease is attributable to the decrease in our revenues and the reduction in the size of our fleet.

Vessel operating expenses. Vessel operating expenses decreased by $3.1 million, or 54%, to $2.6 million during the six-month period ended June 30, 2010, compared to $5.7 million during the six-month period ended June 30, 2009. This decrease is attributable to the reduction in the size of our fleet.

Average daily operating expenses were $4,922 during the six-month period ended June 30, 2010, compared to $4,481 during the six-month period ended June 30, 2009, representing an increase of 10%. This increase is mostly due to the initial supplies for the m/v Sky Globe and m/v Star Globe, which were delivered to us in May 2010.

Depreciation. Depreciation decreased by $4.2 million, or 60%, to $2.8 million during the six-month period ended June 30, 2010, compared to $7.0 million during the six-month period ended June 30, 2009. This decrease is a direct result of the decrease in the number of vessels in our fleet.

Depreciation of drydocking costs. Depreciation of drydocking costs decreased by $0.5 million, or 63%, to $0.3 million during the six-month period ended June 30, 2010, compared to $0.8 million during the six-month period ended June 30, 2009. This decrease is directly the result of the decrease in the number of vessels in our fleet.

Share-based payments. Share-based payments decreased by $1.4 million to $0.1 million during the six-month period ended June 30, 2010, compared to $1.5 million during the six-month period ended June 30, 2009. The decrease is due to a decrease in the number of shares we paid to our executives during the six-month period ended June 30, 2010. In April 2009, our board of directors, in agreement with our chief executive officer, decided to release the unvested 171,052 common shares awarded in March 2008 to our chief executive officer under our long term incentive plan, which we refer to as our incentive plan. We accounted for the cancellation of this award as an acceleration of vesting and as such, we immediately recognized the amount that otherwise would have been recognized over the remainder of the vesting period to March 2011. The amount recognized was $1.4 million.

Impairment loss. During the six-month period ended June 30, 2009, we entered into two memoranda of agreement for the sale of the m/v Island Globe and m/v Gulf Globe. From the date each memorandum of agreement was executed up until the delivery of each vessel to its respective new owner, the vessels were classified as held for sale and were measured at the lower of their carrying amount and fair value less cost to sale. As a result, we recognized an impairment loss of approximately $18.8 million for the six-month period ended June 30, 2009. We did not recognize any impairment charge during the six-month period ended June 30, 2010.

Interest income from bank balances & deposits. Interest income decreased by $0.3 million, or 60%, to $0.2 million during the six-month period ended June 30, 2010, compared to $0.5 million during the six-month period ended June 30, 2009. The decrease is attributable to the decrease in the average cash and cash balances and bank deposits during the six-month period ended June 30, 2010.

Interest expense and finance costs. Interest expense decreased by $0.6 million, or 38%, to $1.0 million during the six-month period ended June 30, 2010, compared to $1.6 million during the six-month period ended June 30, 2009. The decrease is attributable to a decrease in our average loan balances, all of which were denominated in U.S. dollars.

Loss/(gain) on derivative financial instruments. At June 30, 2010, the two interest rate SWAP agreements (for $25 million in total, or 24% of our then-existing total debt outstanding of $102.2 million) were recorded at fair value, which resulted in a $0.6 million non-cash unrealized loss compared to the valuation of the SWAP agreements for the six-month period ended June 30, 2009. The valuation of our interest rate swaps at the end of each six-month period is affected by the prevailing interest rates at the time.

Foreign exchange (losses)/gains, net. Foreign currency losses were $1.0 million during the six-month period ended June 30, 2010, compared to a gain of $0.03 million during the six-month period ended June 30, 2009. Foreign currency exchange losses resulted primarily from the change in fair value of cash deposits in Euro, as well as currency exchanges to pay for vessel operating expenses and general and administrative expenses, a material portion of which were in currencies other than the U.S. dollar.

Year ended December 31, 2009 compared to the year ended December 31, 2008

During the year ended December 31, 2009, we agreed to sell to unaffiliated third parties five vessels, each of which was built in the mid-1990s. Three of these vessels (the m/v Island Globe, m/v Gulf Globe and m/v Lake Globe) were delivered to their new owners during 2009, and two vessels (the m/v Sea Globe and m/v Coral Globe) were delivered to their new owners in February 2010. At the time in 2009 when both parties executed each of the five memoranda of agreement to sell these vessels, the book value (or carrying amount) of each of such vessels was higher than the agreed sale price. The mandatory adjustment of the book values (or carrying amount) of these five vessels resulted in a $28.4 million impairment charge for the year ended December 31, 2009 and we had an operating loss of $8.2 million, whereas during the year ended December 31, 2008, we had an operating profit of $51.6 million.

During the year ended December 31, 2008, we sold to an unaffiliated third party the m/v Ocean Globe, built in the mid-1990s, for a sale price that exceeded the book value (or carrying amount) of the vessel, which resulted in a $15.1 million profit on the sale.

During the year ended December 31, 2009, we had an average of 6.3 dry bulk vessels in our fleet. During the year ended December 31, 2008, we had an average of 7.9 dry bulk vessels in our fleet.

Time charter revenue. Time charter revenue decreased by $45.8 million, or 46%, to $52.8 million for 2009, compared to $98.6 million for 2008. Net revenues decreased by $42.8 million, or 47%, to $49.1 million for 2009, from $91.9 million for 2008. The decrease is partly attributable to a decrease in the size of the fleet, which resulted in a 19% decrease in operating days and effectively reduced our time charter revenue by approximately $17.4 million, assuming all other variables were held constant. In addition, the decrease is partly attributable to a 34% decrease in average TCE rates due to the unfavorable shipping rates in 2009 compared to 2008, which effectively reduced our net revenues by approximately $25.4 million, assuming all other variables were held constant. In 2009, we had total operating days of 2,246 and fleet utilization of 98.6%, compared to 2,781 total operating days and a fleet utilization of 99.0% in 2008.

Voyage expenses. Voyage expenses decreased by $3.0 million, or 45%, to $3.7 million in 2009, compared to $6.7 million in 2008. This decrease is attributable to the decrease in our revenues and the reduction of the size of our fleet.

Vessel operating expenses. Vessel operating expenses decreased by $2.4 million, or 19%, to $10.1 million in 2009, compared to $12.5 million in 2008. The decrease in operating expenses is attributable to the 20% decrease in ownership days resulting from the sale of vessels in our fleet. The breakdown of our operating expenses for the year 2009 was as follows:

Crew expenses	52%
Repairs and spares	17%
Insurance	11%
Stores	9%
Lubricants	9%
Other	2%

Daily operating expenses were $4,381 in 2009 compared to $4,356 in 2008, representing an increase of under 1%. This increase is a result of a combination of lower insurance costs due to the lower values of our vessels, higher crewing cost attributable to increased salaries paid to our crews and higher cost for lubricants due to increased lubricants prices.

Depreciation. Depreciation decreased by $6.2 million, or 36%, to $11.2 million for 2009, compared to $17.4 million for 2008. This decrease is directly the result of the decrease in the number of vessels in our fleet.

Depreciation of drydocking costs. Depreciation of drydocking costs decreased by $0.1 million, or 5%, to $1.5 million for 2009, compared to $1.6 million for 2008.

Administrative expenses. Administrative expenses for 2009 decreased by $0.1 million or 5% to $2.0 million, compared to $2.1 million in 2008. The decrease in administration expenses is due to our improved cost efficiency.

Share-based payments. Share-based payments for 2009 increased by $1 million or 125% to $1.8 million, compared to $0.8 million in 2008. On April 21, 2009, our board of directors in agreement with our chief executive officer, decided to release the unvested 171,052 common shares awarded on March 4, 2008 to our chief executive officer under our incentive plan. We accounted for the cancellation of the award as an acceleration of vesting and therefore recognized immediately the amount that otherwise would have been recognized over the remaining of the vesting period to March 4, 2011. The amount recognized was $1.4 million.

Impairment loss. In 2009, we entered into five memoranda of agreement for the sale of the m/v Sea Globe, m/v Coral Globe, m/v Island Globe, m/v Gulf Globe and m/v Lake Globe. From the date each memorandum of agreement was executed until the delivery of each vessel to its respective new owner, the vessels were classified as held for sale and were measured at the lower of their carrying amount and fair value less cost to sale. As a result, we recognized an impairment loss of approximately $28.4 million for the year ended December 31, 2009. As of December 31, 2008, we assessed whether any of our vessels may have been impaired. We concluded that the recoverable amount for the m/v Tiara Globe and m/v River Globe was lower than their carrying values. Subsequently, we recognized an impairment loss of approximately $20.2 million for the year ended December 31, 2008.

(Loss)/gain on sale of vessel. In 2009, we had a loss on sale of vessel of $0.8 million, compared to a gain on sale of vessel of $15.1 million in 2008. The loss is mainly attributable to a discount on the sale proceeds received due to late delivery of m/v Island Globe to its new owners.

Interest income from bank balances & deposits. Interest income increased by $0.1 million, or 11%, to $1.0 million in 2009, compared to $0.9 million in 2008. The increase is attributable to the increased cash balances on average in our accounts.

Interest expense and finance costs. Interest expense decreased by $4.8 million, or 62%, to $2.9 million in 2009, compared to $7.7 million in 2008. The decrease is attributable to the lower prevailing LIBOR rates. The total outstanding bank loans as of December 31, 2009 amounted to $70.6 million compared to $157.6 million as of December 31, 2008. All of our bank loans are denominated in U.S. dollars.

Gain/(loss) on derivative financial instruments. At December 31, 2009, the two interest rate SWAP agreements (for $25.0 million in total or 35% of our then-existing total debt outstanding of $70.6 million) were recorded at fair value, which resulted in a $0.1 million non-cash unrealized gain in favor of us as compared to the valuation of the SWAP agreements as of December 31, 2008.

Foreign exchange (losses)/gains, net. Foreign exchange losses were $0.2 million for 2009, compared to losses of $0.6 million in 2008. Foreign currency exchange losses resulted primarily from currency exchanges to pay for operating expenses of our fleet and general and administrative expenses, a material portion of which were in currencies other than the U.S. dollar.

Year ended December 31, 2008 compared to the year ended December 31, 2007

During the year ended December 31, 2008, we had an average of 7.9 dry bulk vessels in our fleet. During the year ended December 31, 2007, we had an average of 5.5 dry bulk vessels in our fleet.

During the year ended December 31, 2008, we sold the m/v Ocean Globe to an unaffiliated third party.

During the year ended December 31, 2007, we acquired the m/v Gulf Globe in January, the m/v Island Globe in July and the m/v River Globe and the m/v Tiara Globe in December.

Time charter revenue. Time charter revenue increased by $57.6 million, or 140%, to $98.6 million for 2008, compared to $41.0 million for 2007. Net revenues increased by $53.2 million, or 137%, to $91.9 million for 2008, from $38.7 million for 2007. The increase is partly attributable to an increase in the size of our fleet resulting in a 51% increase in operating days, which effectively increased our time charter revenue by approximately $16.6 million, assuming all other variables were held constant. The increase in revenues is also partly attributable to a 66% increase in TCE rates as a result of the favorable shipping rates in 2008 compared to the same period of 2007, which effectively increased our net revenues by approximately $36.6 million, assuming all other variables were held constant. The net increase in operating days during 2008 resulted from the enlargement of our fleet following our acquisition of the m/v Tiara Globe and the m/v River Globe, both in late December 2007, and was offset with days lost due to the sale of the m/v Ocean Globe in November 2008. In 2008, we had total operating days of 2,781 and fleet utilization of 99.0%, compared to 1,837 total operating days and a fleet utilization of 93.5% in 2007.

Voyage expenses. Voyage expenses increased by $4.5 million, or 205%, to $6.7 million in 2008, compared to $2.2 million in 2007. This increase is attributable to our increased revenues and the increase in the number of days some vessels in our fleet operated on the spot market as compared to 2007 when all our vessels operated under time charters.

Vessel operating expenses. Vessel operating expenses increased by $4.9 million, or 64%, to $12.5 million in 2008, compared to $7.6 million in 2007. This increase is attributable to the 43% increase in ownership days resulting from the acquisition of the m/v Tiara Globe and the m/v River Globe, both in late December 2007 as well as higher crew costs, higher insurance premiums, higher prices for lubricants and other expenses. The breakdown of our operating expenses for the year 2008 was as follows:

Crew expenses	47%
Repairs and spares	17%
Stores	13%
Insurance	12%
Lubricants	9%
Other	2%

Daily operating expenses were $4,356 in 2008 compared to $3,787 in 2007, representing an increase of 15%.

Depreciation. Depreciation increased by $7.2 million, or 71%, to $17.4 million for 2008, from $10.2 million for 2007. This increase is the result of the net increase in the number of vessels in our fleet.

Depreciation of drydocking costs. Depreciation of drydocking costs increased by $0.6 million, or 60%, to $1.6 million for 2008, from $1.0 million for 2007. This increase is the result of the net increase in the number of vessels in our fleet.

Administrative expenses. Administrative expenses increased by $0.8 million, or 62%, to $2.1 million for 2008, compared to $1.3 million in 2007. The increase is due mainly to higher employee related expenses and higher general administration costs associated with the compliance requirements of an AIM listed company.

Administrative expenses payable to related parties. Administrative expenses payable to related parties decreased by $0.2 million, or 14%, to $1.2 million in 2008, compared to $1.4 million in 2007. The difference is attributable to a cash bonus paid to our executive directors in 2007.

Share-based payments. Share-based payments increased by $0.4 million, or 100%, to $0.8 million for 2008, compared to $0.4 million for 2007. The increase is due to the shares we paid to our executives in 2008, in compliance with our incentive plan, after our total shareholder return in 2007, which was calculated based on changes in share price and dividends paid over a calendar year, was higher relative to a peer group of publicly listed dry bulk shipping companies.

Impairment loss. As of December 31, 2008, due to the general decrease in vessel values worldwide, we assessed whether a vessel may be impaired, in compliance with our policy to assess at each reporting date whether there is an indication that our vessels may be impaired. We concluded that the recoverable amount for the m/v Tiara Globe and m/v River Globe was lower than their carrying values. Subsequently, we recognized an impairment loss of $20.2 million. We did not recognize any impairment in 2007.

(Loss)/gain on sale of vessel. In 2008, we gained $15.1 million on the sale of the m/v Ocean Globe, which selling price was higher than the carrying amount. We did not sell any vessels in 2007.

Interest income from bank balances & deposits. Interest income increased by $0.3 million, or 50%, to $0.9 million in 2008, compared to $0.6 million in 2007. The increase is attributable to increased cash generated by the operations of our growing fleet activities.

Interest expense and finance costs. Interest expense increased by $2.1 million, or 38%, to $7.7 million in 2008, compared to $5.6 million in 2007. The increase is attributable to the drawing of new debt in December 2007 to finance the acquisition of the m/v Tiara Globe and the m/v River Globe.

(Gain)/loss on derivative financial instruments. In November 2008, we entered into two interest rate SWAP agreements for $25.0 million in total, or 16% of our then-existing total debt outstanding of $157.6 million. As LIBOR interest rates fell, as of December 31, 2008 the two SWAP agreements had a total value of $1.4 million in favor of the SWAP counterparties, resulting in a non-cash mark-to-market valuation loss.

Foreign exchange (losses)/gains, net. Foreign currency losses were $0.6 million for 2008, compared to gains of $0.3 million in 2007. Foreign currency exchange gains and losses resulted primarily from currency exchanges to pay for the operating expenses of our fleet and general and administrative expenses, a material portion of which were in currencies other than the U.S. dollar. All of our bank loans are denominated in U.S. dollars.

INFLATION

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2009, we had $59.2 million in “cash and bank balances and bank deposits” that consisted of cash short-term bank deposits with original maturities shorter than three months.

As of December 31, 2009, we had an aggregate bank debt outstanding of $70.6 million of which $34.2 million was payable within the next 12 months, including the entire outstanding balance of $27.0 million for the loan secured by the m/v Sea Globe and the m/v Coral Globe, which were shown on our Statement of Financial Position as “held for sale” under memoranda of agreement signed in November 2009. We fully repaid this loan to Deutsche Schiffsbank in February 2010 upon the delivery of these two vessels to their new unaffiliated third party owners. In addition, at December 31, 2009, we had committed undrawn funds up to $36.4 million under the facility with Credit Suisse. As of June 30, 2010, we had an aggregate bank debt outstanding of $102.2 million, which includes $35.5 million drawn from Credit Suisse to finance the purchase of the m/v Sky Globe and m/v Star Globe and $26.7 million borrowed by Kelty Marine Ltd., a subsidiary that owns the m/v Jin Star, to finance the purchase of such vessel, and which has since paid a quarterly installment of $0.5 million and reduced the outstanding balance to $26.2 million.

Our primary uses of funds have been capital expenditures for the acquisition of vessels, vessel operating expenses, general and administrative expenses, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, financing expenses and repayments of bank loans and payments of dividends to our shareholders. We do not have any commitments for newbuilding contracts.

Since our operations began in 2006, we have financed our capital requirements with equity contributions from shareholders, long-term bank debt and cash from operations, including cash from sales of vessels. To finance further vessel acquisitions of either new or secondhand vessels, we anticipate that our primary sources of funds will be our current cash, cash from continuing operations, additional indebtedness to be raised and, possibly, future equity financings.

Working capital, which is current assets, including non-current assets held for sale minus current liabilities, including the current portion of long-term debt, amounted to $56.5 million as of December 31, 2009.

As of June 30, 2010, we had $102.2 million outstanding debt and cash (including bank balances and bank deposits that consisted of short-term bank deposits with original maturities shorter than three months) of $22.7 million. Our working capital amounted to $9.3 million as of June 30, 2010. As of September 30, 2010, our cash and bank balances and bank deposits exceeded $26.7 million and our outstanding debt was $101.7 million.

Because of the global economic downturn that has affected the international dry bulk industry we may not be able to obtain financing either from our credit facility or the equity markets. Based on our planned expenditures and assuming no unanticipated expenses, we believe that our cash reserves and expected cash from operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the next twelve months.

Cash Flows

Cash and bank balances and bank deposits decreased to $59.2 million as of December 31, 2009, compared to $65.3 million as of December 31, 2008. While $21.4 million, or 33%, was pledged as collateral at the end of 2008, only $6 million, or 10%, was pledged as collateral at the end of 2009. Cash and bank balances and bank deposits decreased to $22.7 million as of June 30, 2010, compared to $59.2 million as of December 31, 2009. We consider highly liquid investments such as bank time deposits with an original maturity of three months or less to be cash equivalents.

Net Cash Generated From Operating Activities

Net cash generated from operating activities decreased by $36.8 million, or 52%, to $33.6 million in 2009, compared to $70.4 million in 2008. The decrease was primarily attributable to the decrease in the number of operating days that we achieved during the year due to the operation of a smaller fleet and the decrease in time charter equivalent rate, which resulted in decreased revenues. Net cash provided by operating activities increased by $40.2 million, or 133%, to $70.4 million in 2008, compared to $30.2 million in 2007. This increase was primarily attributable to an increase in the charter equivalent rate, the increase of the average number of vessels in our fleet and the improved fleet utilization.

Net cash generated from operating activities decreased by $11.0 million to $5.9 million during the six-month period ended June 30, 2010, compared to $16.9 million during the six-month period ended June 30, 2009. The decrease was primarily attributable to the decrease in the number of operating days during the six-month period ended June 30, 2010 due to the operation of a smaller fleet.

Net Cash Generated From (Used In) Investing Activities

Net cash generated from investing activities was $60.3 million for 2009, which consisted mainly of the $49.0 million received from the sale of three vessels during 2009, plus $10.0 million which was reclassified upon the maturity of a time deposit with original maturity of four months, as compared to net cash from investing activities in 2008 of $27.1 million that related mostly to $36.8 million proceeds from the sale of the m/v Ocean Globe reduced by $10.0 million which was invested on a time deposit with maturity of four months.

Net cash generated from investing activities was $27.1 million for 2008, related mostly to the proceeds from the sale of the m/v Ocean Globe as compared to net cash used in investing activities of $183.0 million for 2007, mainly consisting of the acquisition of the m/v Gulf Globe, m/v Island Globe, m/v Tiara Globe and m/v River Globe for $22.3 million, $38.0 million, $66.9 million and $57.6 million, respectively.

Net cash used in investing activities was $72.7 million during the six-month period ended June 30, 2010, compared to net cash generated from investing activities of $10.8 million during the six-month period ended June 30, 2009. This was attributable to net cash of $106.1 million used for the acquisition of the m/v Star Globe, m/v Sky Globe and m/v Jin Star and $33.0 million generated from the sale of the m/v Sea Globe and m/v Coral Globe during the six-month period ended June 30, 2010, compared to $10.0 million that was reclassified upon the maturity of a time deposit with original maturity of four months during the six-month period ended June 30, 2009.

Net Cash Generated From (Used In) Financing Activities

Net cash used in financing activities in 2009 amounted to $74.5 million and consisted of $87.0 million of indebtedness that we repaid under our then-existing credit and loan facilities, plus $2.9 million of interest paid on our loans, reduced by $15.4 million of pledged cash, which was released by the bank.

Net cash used in financing activities in 2008 amounted to $72.9 million and consisted of $120.6 million of indebtedness that we repaid under our then-existing credit and loan facilities, $21.4 million which was pledged in favor of the bank, $18.5 million of dividends paid to shareholders and $7.8 million of interest paid on our loans. Net cash generated by financing activities in 2008 consisted of $95.0 million of proceeds drawn under our then-existing credit and loan facilities.

Net cash generated from financing activities in 2007 was $159.8 million, mainly consisting of $5.6 million equity financing prior to our IPO, $46.6 million equity financing upon the conclusion of our IPO on June 1, 2007 and $147.0 million of proceeds drawn under our then-existing credit and loan facilities for the acquisition of the m/v Island Globe, m/v Gulf Globe, m/v Tiara Globe and m/v River Globe. Net cash used in financing activities in 2007 includes an amount of $5.5 million of interest paid on our loans, $30 million indebtedness that we repaid under our then-existing credit and loan facilities and $2.9 million which was paid as dividends to shareholders in 2007.

Net cash generated from financing activities during the six-month period ended June 30, 2010 amounted to $35.5 million and consisted of $62.2 million of proceeds drawn for the acquisition of the m/v Star Globe, m/v Sky Globe and m/v Jin Star, $30.6 million of indebtedness that we repaid under our then-existing credit and loan facilities, plus $0.9 million of interest paid on our loans, reduced by $5.0 million of pledged cash, which was released by the bank.

Indebtedness

As of December 31, 2009 and 2008, we and our vessel-owning subsidiaries had outstanding borrowings under our credit facility from Credit Suisse and a loan from Deutsche Schiffsbank of an aggregate of $70.6 million and $157.6 million, respectively. We repaid such Deutsche Schiffsbank loan in full in February 2010.

As of June 30, 2010, our loan arrangements consisted of the following:

➢
our reducing revolving credit facility with Credit Suisse, which we entered into in November 2007. Interest on outstanding balances are payable at 0.95% per annum over LIBOR, except when the aggregate security value of the mortgaged vessels is more than 200% of the outstanding balances, in which case the interest is 0.75% per annum over LIBOR. As of December 31, 2009, the reduced facility limit of our credit facility with Credit Suisse stood at $80 million, approximately $43.6 million of which was outstanding while approximately $36.5 million was undrawn and available. The credit facility limit reduces in 11 semi-annual reduction dates after May 2010, and $30.5 million is due on the final reduction date in November 2015. As of June 30, 2010, the outstanding balance of our credit facility with Credit Suisse was $75.5 million, which was equal to the reduced facility limit. We therefore cannot draw down any additional funds thereunder unless and until we repay a portion of the debt. The facility limit will be further reduced by $4.5 million in November 2010, on the Reduction Date, when we repay such amount to Credit Suisse; and

➢
a loan agreement with Deutsche Schiffsbank, which our vessel-owning subsidiary, Kelty Marine, entered into in June 2010. Interest on outstanding balances under our loan agreement is payable at LIBOR plus a variable margin. The margin will depend on the “loan to value ratio,” which is a fraction where the numerator is the principal amount outstanding under our loan agreement and the denominator is the charter free market value of the vessel securing our loan agreement and any amount of free liquidity maintained with Deutsche Schiffsbank. As of June 30, 2010, $26.7 million remained outstanding, which is payable in 28 equal quarterly installments of $500,000, as well as a balloon payment of $12.65 million due together with the final installment in June 2017. As of September 30, 2010, $26.2 million remained outstanding.

Our loan arrangements generally contain, in addition to provisions relating to events of default, covenants requiring us, among other things, to ensure that:

➢	we or Kelty Marine must maintain a minimum liquidity; and

➢	the fair market value of the mortgaged vessel(s) must be no less than a certain percentage (which is greater than 100%) of outstanding borrowings under the respective loan arrangement.

As of December 31, 2008, we were in breach of the loan to value ratio covenant in our credit facility, for which we obtained a waiver from the bank that was valid until January 31, 2010. As of December 31, 2009 and June 30, 2010, we were not in breach of any provisions of our credit facility.

As of December 31, 2008, we had breached a loan to value ratio covenant on a loan that has since been repaid. In order to rectify such breach, we had pledged an amount of $21.4 million in favor of the lending bank.

Financial Instruments

The major trading currency of our business is the U.S. dollar. Movements in the U.S. dollar relative to other currencies can potentially impact our operating and administrative expenses and therefore our operating results.

In November 2008, in an effort to mitigate the exposure to interest rate movements, we entered into two interest rate swap agreements for a notional amount of $25 million in total, which remain in place on the date of this prospectus.

We believe that we have a low risk approach to treasury management. Cash balances are invested in term deposit accounts, with their maturity dates projected to coincide with our liquidity requirements. Credit risk is diluted by placing cash on deposit with a variety of institutions in Europe, including a small number of banks in Greece, which are selected based on their credit ratings. We have policies to limit the amount of credit exposure to any particular financial institution.

As of December 31, 2009, 2008 and 2007 and as of the date of this prospectus, we did not use and have not used any financial instruments designated in our financial statements as those with hedging purposes.

Capital Expenditures

We make capital expenditures from time to time in connection with our vessel acquisitions. We have no agreements to purchase any additional vessels, but may do so in the future. We expect that any purchases of vessels will be paid for with cash from operations, with funds from new credit facilities from banks with whom we currently transact business, with loans from banks with whom we do not have a banking relationship but will provide us funds at terms acceptable to us, with funds from equity issuances or any combination thereof.

We incur additional capital expenditures when our vessels undergo surveys. This process of recertification may require us to reposition these vessels from a discharge port to shipyard facilities, which will reduce our operating days during the period. The loss of earnings associated with the decrease in operating days, together with the capital needs for repairs and upgrades, is expected to result in increased cash flow needs. We expect to fund these expenditures with cash on hand.

Research and Development, Patents and Licenses, etc.

We incur, from time to time, expenditures relating to inspections for acquiring new vessels that meet our standards. Such expenditures are insignificant and they are expensed as they incur.

Trend Information

Our results of operations depend primarily on the charter hire and spot market rates that we are able to realize. Charter hire and spot market rates paid for dry bulk vessels are primarily a function of the underlying balance between vessel supply and demand. To the extent that either supply or demand is significantly affected, we believe this would cause rates to fluctuate.

RECENT DEVELOPMENTS

On November 12, 2010, we issued a press release that contained certain of our unaudited financial and operating information for the nine months ended September 30, 2010 and for the third quarter in 2010. We disclosed in the press release that on September 30, 2010, our cash and bank balances and bank deposits exceeded $26.7 million while the total outstanding debt under our credit facility and loan agreement was $101.7 million (consisting of $75.5 million owed to Credit Suisse and $26.2 million owed to Deutsche Schiffsbank).

The following tables set forth certain selected consolidated financial and operating data for the three-month and nine-month periods ended September 30, 2010 and 2009 that we included in the press release.

	Three Months Ended September 30, (unaudited)		Nine Months Ended September 30, (unaudited)
	(Expressed in Thousands of U.S. Dollars)
	2010	2009	2010	2009

Time charter revenue	8,828	14,958	20,446	41,498
Vessel operating expenses	1,486	2,530	4,124	8,208
Total comprehensive income/(loss) for the period	2,289	2,730	3,379	(8,899)
Cash generated from operations	5,818	9,536	11,688	26,462

Adjusted EBITDA reconciliation with Total comprehensive income/(loss) for the period

Total comprehensive income/(loss) for the period	2,289	2,730	3,379	(8,899)
Interest expense and finance costs, net	583	490	1,337	1,593
(Gain)/loss on derivative financial instruments	395	261	959	(48)
Foreign exchange losses/(gains), net	(96)	204	860	170
Depreciation	2,263	2,550	5,079	9,539
Depreciation of drydocking costs	132	505	392	1,341
Loss/(gain) on sale of vessel	-	896	(7)	896
Impairment loss	-	3,499	-	22,325
Adjusted EBITDA(1)	5,566	11,135	11,999	26,917

(1) Adjusted EBITDA represents net earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of drydocking costs, impairment and gains or losses from sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is not a recognized measurement under IFRS.

Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

➢	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

➢	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

➢	Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and

➢	other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

	Three Months Ended September 30, (unaudited)		Nine Months Ended September 30, (unaudited)
	2010	2009	2010	2009

Ownership days	460	615	998	1,882
Available days	460	589	998	1,845
Operating days	460	579	989	1,818
Fleet utilization	100%	98.3%	99.1%	98.5%
Average number of vessels	5	6.68	3.66	6.89
Time charter equivalent (TCE) rate	$18,234	$24,496	$19,316	$21,083

The following table reflects the calculation of our daily TCE rates for the periods indicated.

	Three Months Ended September 30, (unaudited)		Nine Months Ended September 30, (unaudited)
	(Expressed in Thousands of U.S. Dollars, except daily < /font>TCE rate)
	2010	2009	2010	2009

Time charter revenue	8,828	14,958	20,446	41,498
Less: Voyage expenses	856	530	1,701	2,600
Less: Bareboat charter net revenue	1,262	-	1,283	-
Net Revenue	6,710	14,428	17,462	38,898
AAAAA Available days net of bareboat charter days	368	589	904	1,845
Daily TCE rate	18,234	24,496	19,316	21,083

Our performance during the third quarter of 2010 as compared to the third quarter of 2009 and during the nine month period ending September 30, 2010 as compared to the nine month period ending September 30, 2009 mainly reflect the results from changes to the size of our fleet and that the m/v Tiara Globe was chartered in 2009 for a greater amount than such vessel was able to obtain in 2010 and that voyage expenses were greater in 2010 than in 2009.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rates

We are exposed to market risks associated with changes in interest rates relating to our loan arrangements with Credit Suisse and Deutsche Schiffsbank. As of June 30, 2010, we had a $75.5 million outstanding balance under our credit facility with Credit Suisse. As of June 30, 2010, Kelty Marine has a $26.7 million principal balance outstanding under its loan agreement with Deutsche Schiffsbank. Interest costs incurred under our loan arrangements are included in our statement of income.

In 2009, the weighted average interest rate for our then-outstanding facilities was 1.91% and the respective interest rates ranged from 1.16 % to 3.04%, including margins. An average increase of 1% in the interest rates of 2009 would have resulted in interest costs of $3.7 million instead of $ 2.7 million, an increase of 37%.

In 2009, the weighted average interest rate relating to our credit facility with Credit Suisse was 1.97% and the respective interest rates ranged from 1.19% to 2.27%, including margins. An average increase of 1% in the interest rates of 2009 would have resulted in interest expenses of $2.1 million, instead of $1.7 million, an increase of 24%.

In 2009, the weighted average interest rate relating to our credit facility with Deutsche Schiffsbank (which has since been repaid in full) was 1.84% and the respective interest rates ranged from 1.16% to 3.04%, including margins. An average increase of 1% in the interest rates of 2009 would have resulted in interest expenses of $1.6 million, instead of $1.0 million, an increase of 60%.

We will continue to have debt outstanding, which could impact our results of operations and financial condition. Although we may in the future prefer to generate funds through equity offerings on terms acceptable to us rather than through the use of debt arrangements, we may not be able to do so. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

Currency and Exchange Rates

We generate revenues from the trading of our vessels in U.S. dollars but historically incur certain amounts of our operating expenses in currencies other than the U.S. dollar. While we were incorporated in Jersey, the majority of our general and administrative expenses (including stock exchange fees and advisor fees) were payable in U.K. pounds sterling. For cash management, or treasury, purposes, we convert U.S. dollars into foreign currencies which we then hold on deposit until the date of each transaction. Fluctuations in foreign exchange rates create foreign exchange gains or losses when we mark-to-market these non-U.S. dollar deposits.

For accounting purposes, expenses incurred in Euro and other foreign currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a portion of our expenses are incurred in currencies other than the U.S. Dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, which could affect the amount of net income that we report in future periods. While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may determine to employ such instruments from time to time in the future in order to minimize this risk. Our use of financial derivatives would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

Commodity Risk Exposure

The price and supply of fuel is unpredictable and fluctuates as a result of events outside our control, including geo-political developments, supply and demand for oil and gas, actions by members of the Organization of Petroleum Exporting Countries, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. Because we do not intend to hedge our fuel costs, an increase in the price of fuel beyond our expectations may adversely affect our profitability, cash flows and ability to pay dividends.

Inflation

We do not expect inflation to be a significant risk to us in the current and foreseeable economic environment. In the event that inflation becomes a significant factor in the global economy, inflationary pressures would result in increased operating, voyage and finance costs.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements in place at this time.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2009, as adjusted to reflect an additional draw down of $35.5 million from our credit facility, and Kelty Marine’s entry into the loan agreement with Deutsche Schiffsbank for $26.7 million. The table does not include any amounts payable under our ship management agreements, as those amounts are eliminated upon consolidation of our accounts.

	Within One Year		One to Three Years	Three to Five Years	More than Five years	Total
	(in thousands of U.S. Dollars)
Long term debt(1)	$36,082	(3)	22,000	22,000	52,650	$132,732
Operating lease obligations(2)	247		513	538	185	1,483

(1) Our long term debt includes both our credit facility with Credit Suisse and Kelty Marine’s loan agreement with Deutsche Schiffsbank, each of which is described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”
(2) We rent our office space from Cyberonica S.A. for an amount of €14,577 per month, which we expect will increase at a rate of 2.5% per year. We expect that the Euro:U.S. dollar exchange rate is 1.0:1.4.
(3) As of September 30, 2010, we had paid $31.1 million out of the $36.1 million scheduled to be paid within the year ending December 31, 2010.

CRITICAL ACCOUNTING POLICIES

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in material different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all our significant accounting policies, see Note 2 to our consolidated financial statements included in this prospectus.

Impairment of Long-Lived Assets. We assess at each reporting date whether there is an indication that a vessel may be impaired. The vessel’s recoverable amount is estimated when events or changes in circumstances indicate the carrying value may not be recoverable.

If such indication exists and where the carrying value exceeds the estimated recoverable amounts, the vessel is written down to its recoverable amount. The recoverable amount is the greater of fair value less costs to sell and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the vessel. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available. We determine the fair value of our assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations.

The estimated future cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days, based on the most recent 10 year historical average of the six-month, one-year and three-year time charter rates over the remaining estimated life of each vessel assuming an annual growth rate as published by the International Monetary Fund, or IMF, net of brokerage commissions. Expected outflows for scheduled vessels’ maintenance and vessel operating expenses are based on historical rates, and adjusted annually assuming an average annual inflation rate as published by the IMF. Effective fleet utilization is assumed to be 92%, taking into account the period(s) each vessel is expected to undergo drydocking and estimated off-hire days during the year. We have assumed no change in the remaining estimated useful lives of the current fleet, and scrap values based on $200 per lightweight ton at disposal.

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, these assumptions are highly subjective and we are not able to estimate the variability between the assumptions used and actual results that is reasonably likely to result in the future.

Impairment losses are recognized in the consolidated statement of comprehensive income. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of comprehensive income. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Vessels, net. Vessels are stated at cost, less accumulated depreciation and accumulated impairment losses. Vessel cost consists of the contract price for the vessel and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Any seller’s credit, i.e., amounts received from the seller of the vessels until date of delivery, is deducted from the cost of the vessel. Subsequent expenditures for conversions and major improvements are also capitalized when the recognition criteria are met. Otherwise, these amounts are charged to expenses as incurred. When we acquire a vessel with a time charter agreement assumed, the cost of acquisition is allocated between the individual assets and/or liabilities assumed based on their relative fair values at the time of acquisition. The time charter agreement assumed can be assigned a positive value (asset) or a negative value (deferred revenue) or zero value.

Depreciation. We depreciate our vessels based on a straight line basis over the expected useful life of each vessel, which is 25 years from the date of their initial delivery from the shipyard, which we believe is within industry standards and represents the most reasonable useful life for each of our vessels. Depreciation is based on the cost of the vessel less its estimated residual value at the date of the vessel’s acquisition, which is estimated at $200 per lightweight ton, which we believe is common in the shipping industry. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful lives. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

Deferred drydocking costs. Vessels are required to be drydocked for major repairs and maintenance that cannot be performed while the vessels are operating. Drydockings occur approximately every 2.5 years. The costs associated with the drydockings are capitalized and depreciated on a straight-line basis over the period between drydockings, to a maximum of 2.5 years. At the date of acquisition of a secondhand vessel, management estimates the component of the cost that corresponds to the economic benefit to be derived until the first scheduled drydocking of the vessel under our ownership and this component is depreciated on a straight-line basis over the remaining period through the estimated drydocking date.

Costs capitalized are limited to actual costs incurred, such as shipyard rent, paints and related works and surveyor fees in relation to obtaining the class certification. If a drydocking is performed prior to the scheduled date, the remaining unamortized balances of previous drydockings are immediately written off. Unamortized balances of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the period of the vessel’s sale.

Non-current assets held for sale. Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. We determine the fair value of our assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. If the carrying amount exceeds fair value less costs to sell, we recognize a loss under impairment loss in the income statement component of the consolidated statement of comprehensive income. Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a complete sale within one year from the date of classification. Property, plant and equipment and intangible assets once classified as held for sale are not depreciated or amortized.

Revenue. We generate our revenues from charterers for the charter hire of our vessels. Vessels are chartered using time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a time charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized on a straight line basis over the period of the time charter. Such revenues are treated in accordance with IAS 17 as lease income. Associated voyage expenses, which primarily consist of commissions, are recognized on a pro-rata basis over the duration of the period of the time charter. Deferred revenue relates to cash received prior to the financial position date and is related to revenue earned after such date. Deferred revenue also includes the value ascribed to time charter agreements assumed upon the purchase of a vessel, if any. This ascribed amount is amortized over the remaining term of the time charter and the amortized portion for the period is included in revenue for the period.

Voyage expenses. Primarily consisting of port expenses and owner’s expenses paid by the charterer, canal and bunker expenses that are unique to a particular charter under time charter arrangements or by us under voyage charter arrangements. Furthermore, voyage expenses include commission on income paid by us. We defer bunker expenses under voyage charter agreements and amortize them over the related voyage.

Trade receivables, net. The amount shown as trade receivables at each financial position date includes estimated recoveries from charterers for hire, freight and demurrage billings, net of an allowance for doubtful accounts. Trade receivables are measured at amortized cost less impairment losses, which are recognized in the consolidated statement of comprehensive income. At each financial position date, all potentially uncollectible accounts are assessed individually for the purpose of determining the appropriate allowance for doubtful accounts. Although we may believe that our provisions are based on fair judgment at the time of their creation, it is possible that an amount under dispute will not be recovered and the estimated provision of doubtful accounts would be inadequate. If any of our revenues become uncollectible, these amounts would be written-off at that time.

Derivative financial instruments. Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at fair value. The fair value of these instruments at each reporting date is derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined. Changes in the fair value of these derivative instruments are recognized immediately in the income statement component of the consolidated statement of comprehensive income.

THE DRY BULK INDUSTRY

All the information and data presented in this section, including the analysis of the various sectors of the dry bulk shipping industry, has been provided by Drewry Shipping Consultants Ltd, or Drewry. Drewry has advised that the statistical and graphical information contained herein is drawn from its database and other sources. In connection therewith, Drewry has advised that:

➢	certain information in Drewry’s database is derived from estimates or subjective judgments;

➢	the information in the databases of other maritime data collection agencies may differ from the information in Drewry’s database; and

➢
while Drewry has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

Drewry’s methodologies for collection information and data, and therefore the information discussed in this section, may differ from those of other sources, and do not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the dry bulk industry.

INDUSTRY OVERVIEW

The seaborne transportation industry is a vital link in international trade, with ocean going vessels representing the most efficient, and often the only, method of transporting large volumes of basic commodities and finished products. In 2009, approximately 4.8 billion tons of dry cargo was transported by sea, which represents approximately 60% of total global seaborne trade. Dry bulk cargo is cargo that is shipped in large quantities and can be easily stowed in a single hold with little risk of cargo damage. The following table presents the breakdown of global seaborne trade by type of cargo in 2000 and 2009.

World Seaborne Trade: 2000 & 2009

	Trade - Million Tons		CAGR(1) 2000-09	% Total Trade
	2000	2009	%	2000	2009
Dry Cargo
Major Bulks	1,249	1,952	5.1	21.2	23.4
Coal	539	784	4.3	9.1	9.4
Iron Ore	489	959	7.8	8.3	11.5
Grain	221	209	-0.6	3.7	2.5
Minor Bulks	901	1,080	2.0	15.3	12.9
Total Dry Bulk	2,150	3,032	3.9	36.5	36.3
Container Cargo	620	1,205	7.7	10.5	14.4
Non Container/General Cargo	720	590	-2.2	12.2	7.1
Total Dry Cargo	3,490	4,827	3.7	59.2	57.8

Liquid Cargo	2977	3,526	1.9	40.8	42.2

Total Seaborne Trade	6,467	8,353	2.9	100.0	100.0
(1) Compound annual growth rate
Source: Drewry

Dry bulk cargo is generally categorized as either major dry bulk or minor dry bulk. Major dry bulk cargo constitutes the vast majority of dry bulk cargo by weight, and includes, among other things, iron ore, coal and grain. Minor dry bulk cargo includes products such as agricultural products (other than grain), mineral cargoes, cement, forest products and steel products and represents the balance of the dry bulk industry. Other dry bulk cargo is categorized as container cargo, which is shipped in 20- or 40- foot containers and includes a wide variety of either finished products, or non-container cargo, which includes other dry bulk cargoes that cannot be shipped in a container due to size, weight or handling requirements, such as large manufacturing equipment or large industrial vehicles. The balance of seaborne trade involves the transport of liquids or gases in tanker vessels and includes products such as oil, refined oil products and chemicals.

In 2009, in line with the downturn in the world economy, the volume of seaborne trade in some of the major commodity groups has declined from the levels achieved in 2008.

DRY BULK TRADE

Dry bulk trade is influenced by the underlying demand for the dry bulk commodities which, in turn, is influenced by the level of worldwide economic activity. Generally, growth in gross domestic product, or GDP, and industrial production correlate with peaks in demand for marine dry bulk transportation services. The following chart demonstrates the change in world dry bulk trade between 2000 and 2009.

Dry Bulk Trade Development: 2000 to 2009
(Million Tons)

Source: Drewry

Historically, certain economies have acted as the primary drivers of dry bulk trade. In the 1990s, Japan was the driving force of increases in ton-miles, when buoyant Japanese industrial production stimulated demand for imported dry bulk commodities. More recently, China and, to a lesser extent, India have been the main drivers behind the recent increase in seaborne dry bulk trade, as high levels of economic growth have generated increased demand for imported raw materials. The downturn in economic activity in 2009 has obviously had a negative impact on world trade; however, the economic stimulus packages announced by several countries have had a positive effect on economic development. The following table illustrates China’s and India’s gross domestic product growth rates compared to those of the United States, Europe, Japan and the world during the periods indicated.

Real GDP Growth: 2000 to 2010
(% change previous period)

GDP	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	*
Global Economy	4.8	2.4	3.0	4.1	5.3	4.4	4.9	5.0	2.8	-0.8	4.7
USA	3.8	0.3	1.6	2.7	3.9	3.1	2.7	2.1	0.4	-2.6	2.7
Europe	3.4	1.7	1.1	1.1	2.1	1.8	3.1	2.7	0.5	-4.1	1.7
Japan	2.8	0.4	-0.3	1.8	2.7	1.9	2.0	2.4	-1.2	-5.2	3.0
China	8.0	7.5	8.3	10.0	10.1	10.4	11.6	13.0	9.6	9.1	10.0
India	5.1	4.4	4.7	7.4	7.0	9.1	9.9	9.3	7.5	6.7	8.5
* Provisional
Source: Drewry

The impact of the rapid expansion of Asian economies on dry bulk trade growth can be seen below. In the 1990s, the average CAGR in seaborne trade was 2.4%, but in the period 2000-2009, the average annual rate increased to 3.9%.

Dry Bulk Trade*—Growth Rates by Period
(CAGR—Percent)

* Based on tons
Source: Drewry

The following is an overview of changes in seaborne trade in major and minor bulk cargoes in the period 2000 to 2009.

Dry Bulk Seaborne Trade: 2000 to 2009
(Million Tons)

											CAGR%
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2000/2009
Coal	539	587	590	619	650	675	769	833	830	784	4.3
Iron Ore	489	503	544	580	644	715	759	823	886	959	7.8
Grain	221	213	210	211	208	212	221	228	235	209	-0.6
Minor Bulks	901	890	900	957	1,025	1,000	1,035	1,075	1,087	1,080	2.1
Total	2,150	2,193	2,244	2,367	2,526	2,602	2,783	2,958	3,037	3,032	3.9
Source: Drewry

Coal

Asia’s rapid industrial development has contributed to strong demand for coal, which accounted for roughly one third of the total growth of seaborne dry bulk trade between 2000 and 2009. Coal is divided into two main categories: thermal (or steam) and coking (or metallurgical). Thermal coal is used mainly for power generation, whereas coking coal is used to produce coke to feed blast furnaces in the production of steel. Chinese and Indian electricity consumption has grown at a rapid pace. China is the second largest consumer of electricity in the world, even though generally highly populated developing economies have low per capita electricity consumption.

Expansion in air conditioned office and factory space, along with industrial use, has increased demand for electricity, of which nearly half is generated from coal-fired plants, thus increasing demand for thermal coal. In addition, Japan’s domestic nuclear power generating industry has suffered from safety problems in recent years, leading to increased demand for oil, gas and coal-fired power generation. Furthermore, the high cost of oil and gas has led to increasing development of coal-fired electricity plants around the world, especially in Asia. Future prospects are heavily tied to the steel industry. Coking coal is of a higher quality than thermal coal (i.e., more carbon and fewer impurities) and its price is both higher and more volatile.

The following chart illustrates trends in the Chinese coal trade in recent years. From January to December 2009, China’s coal imports exceeded 126.6 million tons, a year-on-year increase of approximately 310%.

Chinese Coal Trade: 2007 to 2010
(Thousand Tons)

Source: Drewry

Increases in steam coal demand have been significant, as both developed and developing nations require increasing amounts of electric power. The main exporters of coal are Australia, South Africa, Russia, Indonesia, United States, Colombia and Canada. The main importers of coal are Europe, Japan, South Korea, Taiwan, India and China, as illustrated in the first chart below. China has recently become a net importer of coal, and Indian imports have doubled in less than five years. Coal is transported primarily by Capesize, Panamax and Supramax vessels.

Coal Imports: 2002 to 2010
(Thousand Tons)

Source: Drewry

Iron Ore

Iron ore is used as a raw material for the production of steel, along with limestone and coking (or metallurgical) coal. Steel is the most important construction and engineering material in the world. In 2009, approximately 928 million tons of iron ore were exported worldwide, with the main importers being China, the European Union, Japan and South Korea. The main producers and exporters of iron ore are Australia and Brazil.

Chinese imports of iron ore have grown significantly due to increased steel production in the last few years and have been a major driving force in the dry bulk sector. In 2008, Chinese iron ore imports increased by approximately 15.7% to 444.1 million tons and despite the downturn in the world economy and global trade they continued to grow in 2009. In 2009, total Chinese imports of iron ore amounted to 628.2 million tons.

Iron Ore Imports: 2000 to 2010
(Thousand Tons)

Source: Drewry

Chinese Iron Ore Imports and Steel Production: 2000 to 2010
(Thousand Tons)

Source: Drewry

Chinese imports of iron ore have traditionally come primarily from Australia, Brazil and India. The shares of Indian and Brazilian imports into China have increased since 2000. Australia and Brazil together account for approximately two-thirds of global iron ore exports. Although both countries have seen strong demand from China, Australia continues to benefit the most from China’s increased demand for iron ore. India is also becoming a major exporter of iron ore. Unlike Australia and Brazil, which tend to export primarily in the larger Capesize vessels, much of India’s exports are shipped in smaller Panamax, Supramax and Handymax vessels.

The following chart shows how Chinese market share of world iron ore seaborne trade developed between 2000 and 2009.

World Seaborne Iron Ore Trades and Chinese Market Share

Source: Drewry

The growth in iron ore trades is closely linked to trends in global steel production. World steel production rose steadily between 2000 and 2009, as did Chinese market share, as indicated by the following chart.

World Steel Production and Chinese Market Share

Source: Drewry

Globally, Chinese steel production and consumption was the principal driver of the dry bulk shipping boom supported by the iron ore trades. From about 127.2 million tons of crude steel output in 2000, Chinese production increased to approximately 498 million tons in 2008 and 566 million tons in 2009.

Industrialization of emerging economies, primarily China and India, will continue to drive an increasing demand for steel commodities. On a per capita basis, emerging economies are consuming less steel than developed countries and thus have a great potential for growth in consumption. As a country builds infrastructure, steel consumption increases on a per capita basis. This is illustrated by Chinese construction sector demand, which accounts for close to 50% of the country’s total steel consumption.

Grains

Grains include wheat, coarse grains (corn, barley, oats, rye and sorghum) and oil seeds extracted from different crops such as soybeans and cotton seeds. In general, wheat is used for human consumption, while coarse grains are used as feed for livestock. Oil seeds are used to manufacture vegetable oil for human consumption or for industrial use, while their protein-rich residue is used as food for livestock.

Global grain production is dominated by the United States. Argentina is the second largest producer, followed by Canada and Australia. International trade in grains is dominated by four key exporting regions: North America, South America, Oceania and Europe (including the former Soviet Union). These regions collectively account for over 90% of global exports. In terms of imports, the Asia/Pacific region (excluding Japan) ranks first, followed by Latin America, Africa and the Middle East.

Historically, international grain trade volumes have fluctuated considerably as a result of regional weather conditions and the long history of grain price volatility and government interventionism. However, demand for wheat and coarse grains are fundamentally linked in the long-term to population growth and rising per capita income.

Minor Dry Bulks

The balance of dry bulk trade, minor dry bulks, can be subdivided into two types of cargo. The first type includes secondary dry bulks or free-flowing cargo, such as agricultural cargoes, bauxite and alumina, fertilizers and cement. The second type is neo-bulks, which include non-free flowing or part manufactured cargo that is principally forest products and steel products, including scrap.

Major Dry Bulk Vessel Routes

Dry bulk vessels are one of the most versatile elements of the global shipping fleet in terms of employment alternatives. They seldom operate on round trip voyages with high ballasting times. Rather, the norm is often triangular or multi-leg voyages. Hence, trade distances assume greater importance in the demand equation, and increases in long-haul shipments will have greater impact on overall vessel demand. The following map represents the major global dry bulk trade routes:

Major Dry Bulk Seaborne Trades

Source: Drewry

DEMAND FOR DRY BULK VESSELS

Globally, total seaborne trade in all dry bulk commodities increased from 2.15 billion tons in 2000 to 2.97 billion tons in 2009, representing a CAGR of 3.7%. Another industry measure of vessel demand is ton-miles, which is calculated by multiplying the volume of cargo moved on each route by the distance of such voyage. Between 2000 and 2009, ton-mile demand in the dry bulk sector increased by 37% to 15.3 billion ton-miles, equivalent to a CAGR of 3.6%. The following table illustrates this measure.

Dry Bulk Vessel Demand: 2000 to 2009*
(Billion Ton-Miles)
											CAGR
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2000/2009%
Coal	2,831	3,082	3,115	3,250	3,412	3,544	3,842	4,166	4,151	3,830	3.4
Iron Ore	2,690	2,766	2,990	3,193	3,525	3,899	4,098	4,443	4,782	5,011	7.2
Grain	1,161	1,118	1,103	1,108	1,089	1,113	1,161	1,196	1,231	1,128	-0.3
Minor Bulks	4,457	4,404	4,452	4,724	5,059	4,927	5,096	5,289	5,354	5,296	1.9
Total	11,138	11,371	11,641	12,274	13,086	13,728	14,197	15,094	15,518	15,265	3.6

* includes ton-mile demand for vessels less than 10,000 dwt.
Source: Drewry

Seasonality

Two of the three largest commodity drivers of the dry bulk industry, coal and grains, are affected by seasonal demand fluctuations. Thermal coal is linked to the energy markets and in general encounters upswings towards the end of the year in anticipation of the forthcoming winter period as power supply companies try to increase their stocks, or during hot summer periods when increased electricity demand is required for air conditioning and refrigeration purposes. Grain production is also seasonal and is driven by the harvest cycle of the northern and southern hemispheres. However, with four nations and the European Union representing the largest grain producers (the United States, Canada and the European Union in the northern hemisphere and Argentina and Australia in the southern hemisphere), harvests and crops reach seaborne markets throughout the year. In 2009, seasonal trading patterns were also disrupted due to Chinese iron ore price negotiations. Taken as a whole, seasonal factors mean that the market for dry bulk vessels is often stronger during the winter months.

Supply of Dry Bulk Vessels

The world dry bulk fleet is generally divided into six major categories, based on a vessel’s cargo carrying capacity. These categories consist of: Handysize, Handymax/Supramax, Panamax, Post Panamax, Capesize and Very Large Ore Carrier.

Category	Size Range - Dwt
Handysize	10-39,999
Handymax/Supramax	40-59,999
Panamax	60-79,999
Post Panamax	80-109,999
Capesize	110-199,999
VLOC	200,000 +

➢      Handysize. Handysize vessels have a carrying capacity of up to 39,999 dwt. These vessels are primarily involved in carrying minor bulk cargoes. Increasingly, vessels of this type operate on regional trading routes, and may serve as trans-shipment feeders for larger vessels. Handysize vessels are well suited for small ports with length and draft restrictions. Their cargo gear enables them to service ports lacking the infrastructure for cargo loading and unloading.

➢      Handymax/Supramax. Handymax vessels have a carrying capacity of between 40,000 and 59,999 dwt. These vessels operate on a large number of geographically dispersed global trade routes, carrying primarily iron ore, coal, grains and minor bulks. Within the Handymax category there is also a sub-sector known as Supramax. Supramax bulk vessels are vessels between 50,000 to 59,999 dwt, normally offering cargo loading and unloading flexibility with on-board cranes, while at the same time possessing the cargo carrying capability approaching conventional Panamax bulk vessels. Hence, the earnings potential of a Supramax dry bulk vessel, when compared to a conventional Handymax vessel of 45,000 dwt, is greater.

➢      Panamax. Panamax vessels have a carrying capacity of between 60,000 and 79,999 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. Panamax vessels are able to pass through the Panama Canal, making them more versatile than larger vessels.

➢      Post Panamax. (sometimes known as Kamsarmax). Post Panamax vessels typically have a carrying capacity of between 80,000 and 109,999 dwt. These vessels tend to be shallower and have a larger beam than a standard Panamax vessel with a higher cubic capacity. They have been designed specifically for loading high cubic cargoes from draught restricted ports. This type of vessel cannot transit the Panama Canal. The term Kamsarmax stems from Port Kamsar in Guinea, where large quantities of bauxite are exported from a port with only 13.5 meter draught and a 229 meter length overall restriction, but no beam restriction.

➢      Capesize. Capesize vessels have carrying capacities of between 110,000 and 199,999 dwt. Only the largest ports around the world possess the infrastructure to accommodate vessels of this size. Capesize vessels are mainly used to transport iron ore or coal and, to a lesser extent, grains, primarily on long-haul routes.

➢      VLOC. Very large ore carriers are in excess of 200,000 dwt and are a comparatively new sector of the dry bulk vessel fleet. VLOCs are built to exploit economies of scale on long-haul iron ore routes.

Dry Bulk Vessels: Indicative Deployment by Size Category

Cargo Type	Handysize	Handymax	Supramax	Panamax	Post Panamax/ Kamsarmax	Capesize	VLOC
Iron Ore						X	X
Coal			X	X	X	X	X
Grains			X	X	X
Alumina, Bauxite			X	X	X
Steel Products		X	X	X	X
Forest Products		X	X
Fertilizers		X	X	X
Minerals		X	X	X
Minor Bulks-Other	X	X	X	X
Source: Drewry

The supply of dry bulk shipping capacity, measured by the amount of suitable vessel tonnage available to carry cargo, is determined by the size of the existing worldwide dry bulk fleet, the number of new vessels on order, the scrapping of older vessels and the number of vessels out of active service (i.e., laid up or otherwise not available for hire). In addition to prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other voyage expenses, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing fleets in the market and government and industry regulation of marine transportation practices.

The supply of dry bulk vessels is not only a result of the number of vessels in service, but also the operating efficiency of the fleet. For example, during times of very heavy commodity demand, bottlenecks develop in the form of port congestion, which absorbs fleet capacity through delays in loading and discharging of cargo.

As of October 31, 2010, the world fleet of dry bulk vessels consisted of 7,858 vessels, totaling 518 million dwt in capacity. These figures are, however, based on pure dry bulk vessels and exclude a small number of combination vessels.

The following table presents the world dry bulk vessel fleet by size as of October 31, 2010.

Dry Bulk  Fleet: October 31, 2010

Size Category	Deadweight Tons		Number of Vessels	% of Total Fleet	Total Capacity	% of Total Fleet
				(number)	(million dwt)	(dwt)
Handysize	10-39,999		2,878	36.6	79.2	15.3
Handymax	40-59,999		2,070	26.3	103.8	20.0
Panamax	60-79,999		1,420	18.1	102.0	19.7
Post Panamax	80-109,999		376	4.8	33.0	6.4
Capesize	110-199,999		923	11.8	154.2	29.7
VLOC	200,000	+	191	2.4	45.9	8.9
Total			7,858	100.0	518.0	100.0

Source: Drewry

As the table below illustrates, ownership of the world dry bulk fleet remains fragmented with no single owner accounting for more than 6% of any one sector.

The average age of dry bulk vessels in service as of October 31, 2010 was approximately 14.0 years, and 22% of the fleet is more than 20 years old. The following chart illustrates the age profile of the global dry bulk vessel fleet as of October 31, 2010.

Dry Bulk Vessel Fleet Age Profile: October 31, 2010
(Millions of Dwt & No. of Vessels)

Source: Drewry

The supply of dry bulk vessels depends on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss.

As of October 31, 2010, the global dry bulk orderbook (excluding options) amounted to 285.4 million dwt, or 55.1% of the then-existing dry bulk fleet. The size of orderbook built up rapidly in the period 2006 to 2008, when strong freight encouraged high levels of new ordering. Although there was decreased new ordering in the dry sector in 2009, new ordering levels increased during the first six months of 2010.

Dry Bulk Vessel Orderbook: October 31, 2010

Size	2010		2011		2012		2013		2014		2015+		Total
	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	% of fleet
10-40,000	350	10,949	287	9,436	135	4,581	17	572	0	0	0	0	789	25,538	32.3%
40-60,000	409	22,864	338	19,135	119	6,695	17	931	0	0	0	0	883	49,624	47.8%
60-80,000	78	5,817	77	5,477	55	3,594	16	1,006	2	121	0	0	228	16,015	15.7%
80-110,000	208	18,156	243	21,029	89	7,592	19	1,646	4	330	0	0	563	48,753	148.0%
110-200,000	303	51,722	210	35,001	72	11,724	18	2,875	1	180	0	0	604	101,502	65.8%
200,000+	19	5,415	61	17,975	56	16,285	14	3,726	2	545	0	0	152	43,946	95.7%
Total	1,367	114,923	1,216	108,053	526	50,472	101	10,755	9	1,176	0	0	3,219	285,379	55.1%

Dry Bulk Vessel Orderbook (‘000 Dwt) by Delivery Date: as of October 31, 2010
(By Scheduled Year of Delivery)

Source: Drewry

Deliveries & Slippage

If all the vessels currently on order are delivered on time and to schedule, there would be a large influx of newbuildings in 2010 and 2011 in the dry bulk sector. However, it is clear that not all vessels currently on order will be delivered on time for a number of reasons, including the following:

➢	In the most recent new ordering spree, which peaked in early 2008, shipowners were quoted unrealistic delivery times by some of the less experienced and new emerging shipyards.

➢
The current economic and financial crisis and the steep depression in shipping markets generally may lead to further orderbook cancellations. A significant number of dry bulk vessel orders have been cancelled since the crisis began in the second half of 2008.

➢	Financing is not in place for all of the vessels on order and in the current climate some owners will find it difficult to secure adequate funding.

➢	Orders have been placed at “greenfield” shipyards, some of which are also finding it difficult to secure funding for yard development.

➢	Even before the crisis, the less experienced shipyards were experiencing delays in deliveries.

Delays in deliveries are often referred to as slippage. Historically, slippage rates have tended to be less than 10%, which means that 10% of the vessels due to be delivered in any year are in fact delivered in subsequent years. However, in 2007 and 2008 slippage rates rose, as the high level of new ordering that occurred across all market sectors since 2004 led to the commercial vessel orderbook reaching its highest point in history. This placed pressure on shipbuilding capacity, which in turn has forced shipowners to place orders for new vessels in countries or shipyards which have little or no experience in building vessels for international customers. Indeed, in some cases the orders have been placed with new shipyards which have yet to construct the actual shipbuilding facilities—the so called “greenfield” shipyards.

In the dry bulk sector, the evidence suggests that the slippage rate was slightly less than 20% in 2008 and that it increased further in 2009. At the start of 2009, approximately 70 million dwt was scheduled for delivery in the year, but by the year end only 43 million dwt had been completed. Although late reports may inflate the 43 million dwt, it seems that slippage rates have increased in the dry bulk sector. As previously explained, one reason for the delay in deliveries is the inexperience of some of the shipyards constructing dry bulk vessels. Indeed, almost 50% of the current dry bulk vessel orderbook is with Chinese shipyards.

Dry Bulk Vessel Orderbook—By Place of Build: October 31, 2010

Source: Drewry

Taken as whole, slippage is a manifestation of the combined effects of (1) shipyards initially quoting unrealistic delivery times, (2) inexperience among new shipbuilders, and (3) financing problems associated with both shipowners securing finance and new shipyards obtaining development capital.

The outcome is that the delivery of new vessels to the marketplace has been at a slower pace than the headline newbuilding orderbook delivery schedule would suggest. If this situation persists, the increases in dry bulk vessel supply will be spread out over a longer period of time.

Vessel Scrapping

The level of scrapping activity is generally a function of the age profile of the fleet, as all vessels have finite lives, together with charter market conditions, and operating, repair and survey costs. While strong freight markets persisted, there was minimal scrapping activity, but as freight markets weakened, scrapping activity has increased. The following chart illustrates the scrapping rates of dry bulk vessels for the periods indicated. It can be seen there was a marked increase in scrapping activity in 2008, 2009 and the first eight months of 2010.

Dry Bulk Vessel Scrapping: 2000 to October 2010
(‘000 Dwt)

* January to October 2010
Source: Drewry

CHARTER MARKET

Dry bulk vessels are employed in the market through a number of different chartering options. The general terms typically found in these types of contracts are described below.

➢    Time Charter. A charter under which the vessel owner is paid charterhire on a per-day basis for a specified period of time. Typically, the shipowner receives semi-monthly charterhire payments on a U.S. dollar-per-day basis and is responsible for providing the crew and paying vessel operating expenses while the charterer is responsible for paying the voyage expenses and additional voyage insurance. Under time charters, including trip time charters, the charterer pays voyage expenses such as port, canal and fuel costs and bunkers.

➢    Trip Charter. A time charter for a trip to carry a specific cargo from a load port to a discharge port at a set daily rate.

➢    Voyage Charter. A voyage charter involves the carriage of a specific amount and type of cargo on a load port-to-discharge port basis, subject to various cargo handling terms. Most of these charters are of a single voyage nature, as trading patterns do not encourage round voyage trading. The owner of the vessel receives one payment derived by multiplying the tonnage of cargo loaded on board by the agreed upon freight rate expressed on a U.S. dollar-per-ton basis. The owner is responsible for the payment of all voyage and operating expenses, as well as the capital costs of the vessel.

➢    Spot Charter. A spot charter generally refers to a voyage charter or a trip charter, which generally last from 10 days to three months. Under both types of spot charters, the shipowner would pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and for commissions on gross revenues. The shipowner would also be responsible for each vessel’s intermediate and special survey costs.

➢    Contract of Affreightment. A contract of affreightment, or CoA, relates to the carriage of multiple cargoes over the same route and enables the CoA holder to nominate different vessels to perform the individual voyages. Essentially, it constitutes a series of voyage charters to carry a specified amount of cargo during the term of the CoA, which usually spans a number of years. The entire vessel’s operating expenses, voyage expenses and capital costs are borne by the shipowner. Freight normally is agreed on a U.S. dollar-per-ton basis.

➢    Bareboat Charter. A bareboat charter involves the use of a vessel usually over longer periods of time ranging over several years. In this case, all voyage related costs, mainly vessel fuel and port dues, as well as all vessel operating expenses, such as day-to-day operations, maintenance, crewing and insurance, are for the charterer’s account. The owner of the vessel receives monthly charter hire payments on a U.S. dollar per day basis and is responsible only for the payment of capital costs related to the vessel. A bareboat charter is also known as a “demise charter” or a “time charter by demise.”

Charter Rates

In the time charter market, rates vary depending on the length of the charter period and vessel specific factors such as age, speed, size and fuel consumption. In the voyage charter market, rates are influenced by cargo size, commodity, port dues and canal transit fees, as well as delivery and redelivery regions. In general, a larger cargo size is quoted at a lower rate per ton than a smaller cargo size. Routes with costly ports or canals generally command higher rates. Voyages loading from a port where vessels usually discharge cargo, or discharging from a port where vessels usually load cargo, are generally quoted at lower rates. This is because such voyages generally increase vessel efficiency by reducing the unloaded portion (or ballast leg) that is included in the calculation of the return charter to a loading area.

Within the dry bulk shipping industry, the freight rate indices issued by the Baltic Exchange in London are the references most likely to be monitored. These references are based on actual charter hire rates under charters entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers. The Baltic Exchange, an independent organization comprised of shipbrokers, shipping companies and other shipping players, provides daily independent shipping market information and has created freight rate indices reflecting the average freight rates (that incorporate actual business concluded as well as daily assessments provided to the exchange by a panel of independent shipbrokers) for the major bulk vessel trading routes. These indices include the Baltic Panamax Index, or BPI, the index with the longest history and, more recently, the Baltic Capesize Index, or BCI. The following chart details the movement of the BPI, BCI and Baltic Supramax Index.

Baltic Exchange Freight Indices: 2000 to 2010
(Index Points)

* The Baltic Supramax Index (BSI) is included from January 7, 2005, the date of its initial calculation.
Source: Baltic Exchange

Charter (or hire) rates paid for dry bulk vessels are generally a function of the underlying balance between vessel supply and demand. Over the past 25 years, dry bulk cargo charter rates have passed through cyclical phases and changes in vessel supply and demand have created a pattern of rate “peaks” and “troughs,” which can been from the chart above. Generally, spot/voyage charter rates will be more volatile than time charter rates, as they reflect short term movements in demand and market sentiment. The BDI declined from a high of 11,793 on May 20, 2008 to a low of 663 on December 5, 2008, which represents a decline of 94% within a single calendar year. The BDI fell over 70% during October 2008 alone. During 2009 and through the six-month period ended June 30, 2010, the BDI remained volatile, reaching in 2009 a low of 772 on January 5, 2009 and a high of 4,661 on November 19, 2009, and, in such six-month period ending June 30, 2010, reaching a high of 4,209 on May 26, 2010 and a low of 2,406 on June 30, 2010.

The trend in voyage rates expressed in terms of a time charter equivalent is shown in the following chart for representative dry bulk vessels.

Dry Bulk Vessels TCE Rates: 2002 to 2010
(U.S. Dollars per Day)

Source: Drewry

In the time charter market, rates vary depending on the length of the charter period as well as vessel specific factors, such as age, speed and fuel consumption. Generally, short-term time charter rates are higher than long-term charter rates. The market benchmark tends to be a 12-month time charter rate, based on a modern vessel.

From early 2006 until the middle of 2008, rates for all sizes of dry bulk vessels increased significantly and in most cases reached record levels. However, the severe downturn in the global economy in the second half of 2008 and the collapse in demand for dry bulk vessels led rates to plummet to record lows. Since the early part of 2009 rates have been volatile, but they have gradually recovered from the market lows, with further improvements taking place in the first half of 2010, before leveling out in the period July to October 2010.

The following charts show one year time charter rates for Capesize, Panamax, Supramax and Handysize class vessels between 2000 and October 2010.

One Year Time Charter Rates: 2000 to October 2010
(U.S. Dollars per Day)

Source: Drewry

The following table illustrates a comparison of average one year time charter rates for Handysize, Supramax, Panamax, Capesize and VLOC dry bulk vessels between 2000 and October 2010.

Dry Bulk Vessels—One Year Time Charter Rates (Period Averages)
(U.S. Dollars per Day)
	Handysize	Supramax	Panamax	Capesize	VLOC
	28,000 dwt	55,000 dwt	75,000 dwt	170,000 dwt	200,000 dwt+
	10-15 years old	1-5 years old	1-5 years old	1-5 years old	1-5 years old
2000	7,371	9,433	11,063	18,021	n/a
2001	5,629	8,472	9,543	14,431	n/a
2002	4,829	7,442	9,102	13,608	n/a
2003	8,289	13,736	17,781	30,021	n/a
2004	14,413	31,313	36,708	55,917	n/a
2005	12,021	23,038	27,854	49,333	54,330
2006	12,558	21,800	22,475	45,646	50,650
2007	23,021	43,946	52,229	102,875	107,920
2008	24,110	48,310	56,480	116,180	119,240
2009	9,425	15,179	19,650	35,285	30,950
October 2010(1)	13,000	19,700	23,000	43,000	44,000
(1) Average rate for October 2010
Source: Drewry

Newbuilding Prices

Newbuilding prices are determined by a number of factors, including the underlying balance between shipyard output and newbuilding demand, raw material costs, freight markets and exchange rates. From 2003 to 2007, high levels of new ordering were recorded across all sectors of shipping, and as a result, newbuilding prices increased significantly, as can be seen in the chart below. However, as freight markets declined in the second half of 2008, new vessel ordering came to an almost complete stop, which made the assessment of newbuilding prices very difficult. Nevertheless, based on the few contracts which have been reported, it is evident that prices for new vessels also weakened in line with the general downturn in the market, but have shown some signs of stabilizing in 2010.

The following chart depicts changes in newbuilding contract prices for dry bulk vessels on a monthly basis since 2000 to October 2010.

Dry Bulk Vessel Newbuilding Prices: 2000 to October 2010
(Million U.S. Dollars)

Source: Drewry

Secondhand Prices

The dramatic increase in newbuilding prices and the strength of the charter market have also affected values in the secondhand market, to the extent that prices for dry bulk vessels rose sharply from 2004 reaching a peak in mid 2008. With vessel earnings running at relatively high levels and a limited availability of newbuilding berths, the ability to deliver a vessel early has resulted in increases in secondhand prices, especially for modern tonnage. Consequently, secondhand prices of modern dry bulk vessels in 2008 reached higher levels than those of comparably sized newbuildings.

However, this situation changed quickly when the freight market fell and values for all types of bulk vessels declined steeply in the second half of 2008. There were very few recorded sales in the second half of 2008 after the market collapsed and the trend in prices during this period can only be taken as an assessment. In 2009, there were more reported sales and the details of these sales seem to suggest that after reaching a low in the early part of 2009, prices for modern secondhand dry bulk vessels have since staged a modest recovery that has continued in the first ten months of 2010.

Dry Bulk Vessel Secondhand Prices: 2000 to October 2010
5 Year Old Vessels*
(Million U.S. Dollars)

* Handysize vessel is 10 years old
Source: Drewry

Port Congestion

Supply of dry bulk vessel capacity is also affected by the operating efficiency of the global fleet. In recent years, the growth in trade has led to port congestion, with vessels at times being forced to wait outside port to either load or discharge due to limited supply of berths at major ports. At major Australian coal and iron ports in 2009/ 2010, delays were several days for most vessels, and there have also been delays in unloading at Chinese dry bulk terminals. In effect, port delays absorb shipping capacity, and the potential impact of this type of delay on capacity is illustrated in the chart below.

Port Delays—Impact on Shipping Capacity
Indicates reduction in shipping capacity of a 170,000 dwt Capesize bulk vessel trading iron ore on round voyages

Source: Drewry

Based on a Capesize bulk vessel trading iron ore on a round voyage pattern from Australia to China, a 10-day delay for loading on each voyage would reduce the overall transportation capacity of the vessel by 30%. Hence, delays at major bulk vessel loading ports have reduced the amount of available shipping capacity in the sector, and in doing so have led to a much tighter balance between overall supply and demand.

BUSINESS

OUR COMPANY

We are an integrated dry bulk shipping company, which began operations in September 2006, providing marine transportation services on a worldwide basis. We own, operate and manage a fleet of dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Following the conclusion of our IPO on June 1, 2007, our common shares were listed on the AIM under the ticker “GLBS.” As of November 19, 2010, our issued and outstanding capital stock consisted of 7,241,865 common shares.

We intend to grow our fleet through timely and selective acquisitions of modern vessels in a manner that we believe will provide an attractive return on equity and will be accretive to our earnings and cash flow based on anticipated market rates at the time of purchase. There is no guarantee however, that we will be able to find suitable vessels to purchase or that such vessels will provide an attractive return on equity or be accretive to our earnings and cash flow.

Our policy is to charter our vessels on charters generally with durations of up to three years, while also engaging vessels on the spot market. We may, from time to time, enter into charters with longer durations depending on our assessment of market conditions.

Our operations are managed by our Athens, Greece-based wholly owned subsidiary, Globus Shipmanagement, which provides in-house commercial and technical management exclusively for our vessels. Globus Shipmanagement enters into a ship management agreement with each of our wholly owned vessel-owning subsidiaries to provide services that include managing day-to-day vessel operations, such as supervising the crewing, supplying, maintaining of vessels and other services.

OUR FLEET

As of December 31, 2009, our fleet comprised a total of four dry bulk vessels, consisting of two Handymaxes, one Supramax and one Panamax, with a weighted average age of approximately 10.5 years and a total carrying capacity of 212,915 dwt.

In February 2010, we sold both Handymax vessels, the m/v Sea Globe and the m/v Coral Globe, for an aggregate total selling price of $34.0 million. In May 2010, we purchased two sister ships, the m/v Sky Globe and m/v Star Globe, for a total purchase price of approximately $65.7 million. In June 2010, we purchased one Kamsarmax vessel, the m/v Jin Star, for $41.1 million.

The weighted average age of the vessels in our fleet as of September 30, 2010 was 3.7 years. The following table presents information concerning our vessels.

Vessel	Year Built	Flag	Direct Owner	Shipyard	Vessel Type	Delivery Date	Carrying Capacity (dwt)	Charter Type	Rate (per day)(1)	Earliest Anticipated Redelivery Date
m/v Tiara Globe	1998	Marshall Islands	Elysium Maritime Limited	Hudong Zhonghua	Panamax	December 2007	72,928	Time	$20,000	January 2012	(2)
m/v River Globe	2007	Marshall Islands	Devocean Maritime Ltd.	Yangzhou Dayang	Supramax	December 2007	53,627	Spot	n/a	n/a
m/v Sky Globe	2009	Marshall Islands	Domina Maritime Ltd.	Taizhou Kouan	Supramax	May 2010	56,785	Spot	n/a	n/a
m/v Star Globe	2010	Marshall Islands	Dulac Maritime S.A.	Taizhou Kouan	Supramax	May 2010	56,785	Time	$22,000	April 2011
m/v Jin Star	2010	Panama	Kelty Marine Ltd.	Jiangsu Eastern	Kamsarmax	June 2010	79,788	Bareboat	$14,250	January 2015
						Total:	319,913

(1) This table shows gross rates and does not reflect any commissions payable.
(2) The time charter contains a provision that allows for redelivery plus or minus 15 days.

We own each of our vessels through separate, wholly owned subsidiaries, all incorporated in the Marshall Islands. The Panamax vessel and all of our Supramax vessels are geared. Geared vessels can operate in ports with minimal shore-side infrastructure. Due to the ability to switch between various dry bulk cargo types and to service a wider variety of ports, the day rates for geared vessels tend to have a premium.

We budget 20 days per drydocking per vessel. Actual length will vary based on the condition of each vessel, shipyard schedules and other factors.

The following table provides information about vessels we previously owned since we began our operations and subsequently sold:

Vessel	Type	Year Built	Month-Year of Delivery	Month-Year Sold
m/v Ocean Globe	Handymax	1995	September 2006	November 2008
m/v Island Globe	Panamax	1995	July 2007	September 2009
m/v Gulf Globe	Handymax	1994	January 2007	October 2009
m/v Lake Globe	Handymax	1994	December 2006	November 2009
m/v Coral Globe	Handymax	1994	November 2006	February 2010
m/v Sea Globe	Handymax	1995	September 2006	February 2010

All the vessels that we purchased and sold since we began our operations were purchased from and sold to unaffiliated third parties.

Our capital expenditures, which principally consist of purchasing, operating and maintaining dry bulk vessels, for the previous three fiscal years consisted of deferred drydocking costs. We paid deferred drydocking costs of $1.1 million in 2009, of $2.8 million in 2008 and of $1.7 million in 2007. During the six-month period ended June 30, 2009, we paid deferred drydocking costs of $0.3 million. We did not incur any deferred drydocking costs during the six-month period ended June 30, 2010.

VESSEL EMPLOYMENT

Our policy is to charter the majority of our vessels with durations of up to three years, while also employing a small number of our vessels on the spot market. We believe our chartering strategy provides cash flow stability and high utilization rates, while reducing our potential exposure to a market downturn, and at the same time exposing us to the potential revenues that can be generated on the spot market. We may, however, seek to employ a greater portion of our fleet on the spot market or on time charters with longer durations, should we believe it to be in our best interests. We continually monitor developments in the dry bulk shipping industry and, subject to market demand, will adjust the number of vessels on charters and the charter periods for our vessels according to market conditions.

We and Globus Shipmanagement have developed relationships with a number of international charterers, vessel brokers, financial institutions, insurers and shipbuilders. We have also developed a network of relationships with vessel brokers who help facilitate vessel charters and acquisitions.

Employment of our Vessels

The m/v Tiara Globe is employed on a time charter with Transgrain Shipping that began in February 2010, at the gross rate of $20,000 per day, for a minimum of 24 months (maximum of 26 months) from such date.

The m/v Star Globe is employed on a time charter with Transgrain Shipping that began in May 2010, at the gross rate of $22,000 per day, and is scheduled to expire in 11 months (maximum 13 months) from such date.

The m/v River Globe was employed on a time charter with Eastern Bulk Carriers A/S at the gross rate of $25,000 per day, which has since been redelivered to us. We currently employ such vessel on the spot market while we contemplate employing this vessel on a new time charter.

The m/v Jin Star is employed on a bareboat charter with Eastern Media International Corporation and Far Eastern Silo & Shipping (Panama) S.A., at the gross rate of $14,250 per day, for a period of five years (which can be extended for one year at the charterer’s option, and thereafter extended one additional year at our option).

The m/v Sky Globe is employed on the spot market.

Each of our vessels travels across the world and not on any particular route. The charterers of our vessels, whether time, bareboat or on the spot market, select the locations to which our vessels travel.

TIME CHARTER

A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel owner provides crewing, insuring, repairing and maintenance and other services related to the vessel’s operation, the cost of which is included in the daily rate, and the customer is responsible for substantially all of the vessel voyage costs, including the cost of bunkers (fuel oil) and canal and port charges. The owner also pays commissions typically ranging from 0% to 6.25% of the total daily charter hire rate of each charter to unaffiliated ship brokers and to in-house brokers associated with the charterer, depending on the number of brokers involved with arranging the charter. Two of the vessels in our fleet are hired out under time charters, and we intend to continue to hire out our vessels under time charters in the future.

Basic Hire Rate and Term

“Basic hire rate” refers to the basic payment from the customer for the use of the vessel. The hire rate is generally payable semi-monthly or 15 days, in advance, in U.S. dollars as specified in the charter. The following chart discloses when such vessels are contracted to be redelivered to us at the end of the charter period.

Vessel Name	Earliest Anticipated Redelivery Date
m/v Tiara Globe	January 2012(1)
m/v Star Globe	April 2011
 (1) The time charter contains a provision that allows for redelivery plus or minus 15 days.

Off-hire

When the vessel is “off-hire,” the charterer generally is not required to pay the basic hire rate, and we are responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of the time charter. A vessel generally will be deemed off-hire if there is a loss of time due to, among other things, operational deficiencies; drydocking for examination or painting the bottom; equipment breakdowns; damages to the hull; or similar problems. The charterers for the m/v Tiara Globe and the m/v Star Globe have the option to extend the charter for the number of days that the vessel was off-hire.

Ship Management and Maintenance

We are responsible for the technical management of the vessel and for maintaining the vessel, periodic drydocking, cleaning and painting and performing work required by regulations. Globus Shipmanagement provides the technical, commercial and day-to-day operational management of our vessels. Technical management includes crewing, maintenance, repair and drydockings. We pay Globus Shipmanagement $700 per vessel per day. All fees payable to Globus Shipmanagement are eliminated upon consolidation of our accounts.

Termination

We are generally entitled to suspend performance under the time charter if the customer defaults in its payment obligations. Either party may terminate the charter in the event of war in specified countries.

Commissions

During 2009, we paid commissions ranging from 3.75% to 6.25% relevant to each time charter agreement. During the first six months of 2010, we paid commissions ranging from 5% to 6.25%.

BAREBOAT CHARTER

A bareboat charter is a contract pursuant to which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, and the charterer provides for all of the vessel’s operating expenses including crewing, repairs, maintenance, insurance, stores, lube oils and communication expenses in addition to the voyage costs, and generally assumes all risk of operation. The charterer undertakes to maintain the vessel in a good state of repair and efficient operating condition and drydock the vessel during this period as per the classification society requirements. We have bareboat chartered the m/v Jin Star to Eastern Media International Corporation and Far Eastern Silo & Shipping (Panama) S.A.

Basic Hire Rate and Term

Our bareboat charter commenced upon the vessel’s delivery for a five year term at a rate of $14,250 per day. Our bareboat charter includes an option to extend the charter’s term for one additional year at the charterer’s option. After such one year extension, we can extend the charter for one additional year.

Redelivery

Upon the expiration of the bareboat charter, the charterer is required to redeliver the vessel in as good structure, state, condition and class as that in which the vessel was delivered, fair wear and tear not affecting class excepted.

Ship Management and Maintenance

Under the bareboat charter, the charterer is responsible for crewing, insuring, maintaining and repairing the vessel including any drydocking as well as for all other operating costs with respect to the vessel. The charterer will cover the costs associated with the vessel’s special surveys and related drydocking falling within the charter period.

Termination

We have the right to terminate the charter if the charterer fails (following a short grace period in which the charterer may have an opportunity to cure) to make punctual hire payments, to insure the vessel or to maintain and/or repair the vessel as agreed.

Either party may terminate the charter in the event of war. The charterer may also terminate the charter if the charterer is deprived of ownership of the vessel for 14 days. In addition, the bareboat charter terminates automatically upon a total or constructive loss of the vessel.

Commissions

We pay a 3.75% commission on our bareboat charter.

INDEBTEDNESS

We have one credit facility and one loan agreement outstanding. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness” and “Loan Arrangements.”

OUR CUSTOMERS

We seek to charter our vessels to customers who we perceive as creditworthy thereby minimizing the risk of default by our charterers. We also try to select charterers depending on the type of product they want to carry and the geographical areas in which they tend to trade.

Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. We generally charter our vessels to operators, trading houses (including commodities traders), shipping companies and producers and government-owned entities and generally avoid chartering our vessels to speculative or undercapitalized entities. Since our operations began in September 2006, our customers have included COSCO Bulk Carrier Co., Ltd, Dampskibsselskabet NORDEN A/S, ED & F Man Shipping Limited, STX Pan Ocean Co., Ltd, Transgrain, and Korea Line Corporation. In addition, during the periods when some of our vessels were trading on the spot market, they have been chartered to charterers such as Cargill International SA, Oldendorff Carriers GmbH & Co. KG, Western Bulk Carriers KS and others, thus expanding our customer base.

COMPETITION

Our business fluctuates in line with the main patterns of trade of the major dry bulk cargoes and varies according to changes in the supply and demand for these items. We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an owner and operator. We compete with other owners of dry bulk vessels in the Panamax, Supramax and Kamsarmax dry bulk vessels, but we also compete with owners for the purchase and sale of vessels of all sizes.

According to Drewry, ownership of dry bulk vessels is highly fragmented. It is likely that we will face substantial competition for long-term charter business from a number of experienced companies. Many of these competitors will have larger dry bulk vessel fleets and greater financial resources than us, which may make them more competitive. It is also likely that we will face increased numbers of competitors entering into our transportation sectors, including in the dry bulk sector. Many of these competitors have strong reputations and extensive resources and experience. Increased competition may cause greater price competition, especially for long-term charters. We believe that no single competitor has a dominant position in the markets in which we compete. For a more detailed description of our competitive environment, please read “The Dry Bulk Industry.”

The process for obtaining longer term time charters generally involves a lengthy and intensive screening and vetting process and the submission of competitive bids. In addition to the quality and suitability of the vessel, longer term shipping contracts may be awarded based upon a variety of other factors relating to the vessel operator, including:

➢	environmental, health and safety record;

➢	compliance with regulatory industry standards;

➢	reputation for customer service, technical and operating expertise;

➢	shipping experience and quality of vessel operations, including cost-effectiveness;

➢	quality, experience and technical capability of crews;

➢	the ability to finance vessels at competitive rates and overall financial stability;

➢	relationships with shipyards and the ability to obtain suitable berths;

➢	construction management experience, including the ability to procure on-time delivery of new vessels according to customer specifications;

➢	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

➢	competitiveness of the bid in terms of overall price.

As a result of these factors, we may be unable to expand our relationships with existing customers or obtain new customers for long-term time charters on a profitable basis, if at all. However, even if we are successful in employing our vessels under longer term charters, our vessels will not be available for trading on the spot market during an upturn in the market cycle, when spot trading may be more profitable. If we cannot successfully employ our vessels in profitable charters, our results of operations and operating cash flow could be materially adversely affected.

SEASONALITY

Our fleet consists of dry bulk vessels that operate in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. The dry bulk sector is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. Such seasonality will affect the rates we obtain on the vessels in our fleet that operate on the spot market.

PERMITS AND AUTHORIZATIONS

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of a vessel. We have been able to obtain all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of us doing business.

INSPECTION BY CLASSIFICATION SOCIETIES

Every oceangoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned. For maintenance of the class certification, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

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Annual Surveys. For seagoing vessels, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

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Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

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Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the vessel’s hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the shipowner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society that is a member of the International Association of Classification Societies. All our vessels that we operate are certified as being “in class” by Nippon Kaiji Kyokai (Class NK), American Bureau of Shipping and Germanischer Lloyd. Typically, all new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memorandum of agreement. Under our standard purchase contracts, unless negotiated otherwise, if the vessel is not certified on the date of closing, we would have no obligation to take delivery of the vessel. Although we may not have an obligation to accept any vessel that is not certified on the date of closing, we may determine nonetheless to purchase the vessel, should we determine it to be in our best interests. If we do so, we may be unable to charter such vessel after we purchase it until it obtains such certification, which could increase our costs and affect the earnings we anticipate from the employment of the vessel.

RISK MANAGEMENT AND INSURANCE

General

The operation of any cargo vessel embraces a wide variety of risks, including the following:

➢	mechanical failure or damage, for example by reason of the seizure of a main engine crankshaft;

➢	cargo loss, for example arising from hull damage;

➢	personal injury, for example arising from collision or piracy;

➢	losses due to piracy, terrorist or war-like action between countries;

➢	environmental damage, for example arising from marine disasters such as oil spills and other environmental mishaps;

➢	physical damage to the vessel, for example by reason of collision;

➢	damage to other property, for example by reason of cargo damage or oil pollution; and

➢	business interruption, for example arising from strikes and political or regulatory change.

The value of such losses or damages may vary from modest sums, for example for a small cargo shortage damage claim, to catastrophic liabilities, for example arising out of a marine disaster, such as a serious oil or chemical spill, which may be virtually unlimited. While we maintain the traditional range of marine and liability insurance coverage for our fleet (hull and machinery insurance, war risks insurance and protection and indemnity coverage) in amounts and to extents that we believe are prudent to cover normal risks in our operations, we cannot insure against all risks, and we cannot be assured that all covered risks are adequately insured against. Furthermore, there can be no guarantee that any specific claim will be paid by the insurer or that it will always be possible to obtain insurance coverage at reasonable rates. Any uninsured or under-insured loss could harm our business and financial condition.

Hull and Machinery and War Risks

The principal coverages for marine risks (covering loss or damage to the vessels, rather than liabilities to third parties) are hull and machinery insurance and war risk insurance. These address the risks of the actual (or constructive) total loss of a vessel and accidental damage to a vessel’s hull and machinery, for example from running aground or colliding with another ship. These insurances provide coverage which is limited to an agreed “insured value” which, as a matter of policy, is never less than the particular vessel’s fair market value. Reimbursement of loss under such coverage is subject to policy deductibles which vary according to the vessel and the nature of the coverage. Hull and machinery deductibles may, for example, be between $75,000 and $150,000 per incident whereas the war risks insurance has a more modest incident deductible of, for example, $30,000.

Protection and Indemnity Insurance

We are a member of a P&I association, or P&I club, which covers our third party liabilities in connection with our shipping activities. This includes third-party liability and other expenses and claims in connection with injury or death of crew, passengers and other third parties, loss or damage to cargo, damage to other third-party property, pollution arising from oil or other substances, wreck removal and related costs. Subject to the “capping” discussed below, our coverage, except for pollution, is unlimited. Our current protection and indemnity insurance coverage for oil pollution is $1 billion per vessel per incident. The Company’s P&I policies are subject to deductibles per each accident or occurrence.

The P&I club of which we are a member is one of the P&I clubs that compose the International Group of P&I clubs, which insure more than 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each P&I club has capped its exposure to this pooling agreement at $4.25 billion. A member of a P&I club that is a member of the International Group is typically subject to possible supplemental amounts or calls, payable to its P&I club based on its claim records as well as the claim records of all other members of the individual associations, and members of the International Group. To the extent the Company experiences supplemental calls, its policy is to expense such amounts.

Uninsured Risks

Not all risks are insured and not all risks are insurable. The principal insurable risks which nevertheless remain uninsured across our fleet are “loss of hire” and “strikes.” We will not insure these risks because the costs are regarded as disproportionate. These insurances provide, subject to a deductible, a limited indemnity for hire that is not receivable by the shipowner for reasons set forth in the policy. For example, loss of hire risk may be covered on a 14/90/90 basis, with a 14 days deductible, 90 days cover per incident and a 90-day overall limit per vessel per year. Should a vessel on time charter, where the vessel is paid a fixed hire day by day, suffer a serious mechanical breakdown, the daily hire will no longer be payable by the charterer. The purpose of the loss of hire insurance is to secure the loss of hire during such periods.

ENVIRONMENTAL REGULATION

Sources of Applicable Rules and Standards

Shipping is one of the world’s most heavily regulated industries, and it is subject to many industry standards. Government regulation significantly affects the ownership and operation of vessels. These regulations consist mainly of rules and standards established by international conventions, but they also include national, state and local laws and regulations in force in jurisdictions where vessels may operate or are registered, and which may be more stringent than international rules and standards. This is the case particularly in the United States and, increasingly, in Europe.

A variety of governmental and private entities subject vessels to both scheduled and unscheduled inspections. These entities include local port authorities (the U.S. Coast Guard, harbor masters or equivalent entities), classification societies, flag state administration (country vessel of registry), and charterers, particularly terminal operators. Certain of these entities require vessel owners to obtain permits, licenses and certificates for the operation of their vessels. Failure to maintain necessary permits or approvals could require a vessel owner to incur substantial costs or temporarily suspend operation of one or more of its vessels.

Heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers continue to lead to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. Vessel owners are required to maintain operating standards for all vessels that will emphasize operational safety, quality maintenance, continuous training of officers and crews and compliance with U.S. and international regulations. Because laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

The International Maritime Organization, or IMO, has negotiated a number of international conventions concerned with preventing, reducing or controlling pollution from vessels. These fall into two main categories, consisting firstly of those concerned generally with vessel safety standards, and secondly of those specifically concerned with measures to prevent pollution.

Ship Safety Regulation

In the former category the primary international instrument is the Safety of Life at Sea Convention of 1974, as amended, or SOLAS, together with the regulations and codes of practice that form part of its regime. Much of SOLAS is not directly concerned with preventing pollution, but some of its safety provisions are intended to prevent pollution as well as promote safety of life and preservation of property. These regulations have been and continue to be regularly amended as new and higher safety standards are introduced with which we are required to comply.

An amendment of SOLAS introduced the International Safety Management, or ISM, Code, which has been effective since July 1998. Under the ISM Code, the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by the respective flag state for the vessel, under the ISM Code.

Another amendment of SOLAS, made after the terrorist attacks in the United States on September 11, 2001, introduced special measures to enhance maritime security, including the International Ship and Port Facilities Security Code, or ISPS Code.

The vessels that we operate maintain ISM and ISPS certifications for safety and security of operations.

Regulations to Prevent Pollution from Ships

In the secondary main category of international regulation, the primary instrument is the International Convention for the Prevention of Pollution from Ships, or MARPOL, which imposes environmental standards on the shipping industry set out in Annexes I-VI of MARPOL. These contain regulations for the prevention of pollution by oil (Annex I), by noxious liquid substances in bulk (Annex II), by harmful substances in packaged forms within the scope of the International Maritime Dangerous Goods Code (Annex III), by sewage (Annex IV), by garbage (Annex V) and by air emissions (Annex VI).

These regulations have been and continue to be regularly amended as new and higher standards of pollution prevention are introduced with which we are required to comply.

For example, MARPOL Annex VI sets limits on Sulphur Oxides (SOx) and Nitrogen Oxides (NOx) emissions from vessel exhausts, prohibits deliberate emissions of ozone depleting substances and limits the emission of volotile organic compound (VOC). Limiting worldwide SOx emissions will mean a cap on the content of sulphur in fuel oil and such cap will be reduced from the current 4.5% to 3.5% on or after January 2012. For special areas (SECAS) the cap is lower at currently at 1.0% and will reduce to 0.1% after January 1, 2015. In addition, within the EU Member States the current cap is now at 0.1%. Limiting NOx emissions is set on a three tier reduction, the final one of which comes into force on January 1, 2016. We anticipate incurring costs at each stage of implementation on all these areas. Currently we are compliant in all our vessels.

Greenhouse Gas Emissions

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the greenhouse gas emissions from international shipping do not come under the Kyoto Protocol. The European Union confirmed in April 2007 that it plans to expand the European Union emissions trading scheme by adding vessels. In the United States, the California Attorney General and a coalition of environmental groups petitioned the U.S. Environmental Protection Agency, or EPA, in October 2007 to regulate greenhouse gas emissions from ocean-going vessels under the Clean Air Act. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union or individual countries where we operate that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures, which we cannot predict with certainty at this time.

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the Anti-fouling Convention. The Anti-fouling Convention prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels after September 1, 2003. The exteriors of vessels constructed prior to January 1, 2003 that have not been in drydock must, as of September 17, 2008, either not contain the prohibited compounds or have coatings applied to the vessel exterior that act as a barrier to the leaching of the prohibited compounds. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-Fouling System Certificate and undergo a survey before the vessel is put into service or when the anti-fouling systems are altered or replaced.

Other International Regulations to Prevent Pollution

In addition to MARPOL, other more specialized international instruments have been adopted to prevent different types of pollution or environmental harm from vessel. In February 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, beginning in 2009, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35.0% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard by governments that are members of the convention for it to take force. Moreover, the IMO has supported deferring the requirements of this convention that would first come into effect until December 31, 2011, even if it were to be adopted earlier.

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the CLC and its Protocols. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain defenses. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels between 5,000 and 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability is limited to approximately 4.51 million SDR plus 631 SDR for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to 89.77 million SDR. The exchange rate between SDRs and U.S. dollars was 0.63364 SDR per U.S. dollar on November 9, 2010. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless conduct. Vessels trading with states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the convention. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

IMO regulations also require owners and operators of vessels to adopt Ship Oil Pollution Emergency Plans. Periodic training and drills for response personnel and for vessels and their crews are required.

European Regulations

European regulations in the maritime sector are in general based on international law most of which were promulgated by the IMO and then adopted by the Member States. However, since the Erika incident in 1999, when the Erika broke in two off the coast of France while carrying heavy fuel oil, the European Community has become increasingly active in the field of regulation of maritime safety and protection of the environment. It has been the driving force behind a number of amendments of MARPOL (including, for example, changes to accelerate the timetable for the phase-out of single hull tankers, and prohibiting the carriage in such tankers of heavy grades of oil), and if dissatisfied either with the extent of such amendments or with the timetable for their introduction it has been prepared to legislate on a unilateral basis. In some instances where it has done so, international regulations have subsequently been amended to the same level of stringency as that introduced in Europe, but the risk is well established that EU regulations (and other jurisdictions) may from time to time impose burdens and costs on shipowners and operators which are additional to those involved in complying with international rules and standards.

In some areas of regulation the EU has introduced new laws without attempting to procure a corresponding amendment of international law. Notably, it adopted in 2005 a directive on ship-source pollution, imposing criminal sanctions for pollution not only where this is caused by intent or recklessness (which would be an offense under MARPOL), but also where it is caused by “serious negligence.” The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. Experience has shown that in the emotive atmosphere often associated with pollution incidents, retributive attitudes towards vessel interests have found expression in negligence being alleged by prosecutors and found by courts on grounds which the international maritime community has found hard to understand. Moreover, there is skepticism that the notion of “serious negligence” is likely to prove any narrower in practice than ordinary negligence. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

Compliance Enforcement

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all vessels granted the right to fly its flag. The “Shipping Industry Guidelines on Flag State Performance” evaluates flag states based on factors such as sufficiency of infrastructure, ratification of international maritime treaties, implementation and enforcement of international maritime regulations, supervision of surveys, casualty investigations and participation at IMO meetings. The vessels that we operate are flagged in the Marshall Islands. Marshall Islands-flagged vessels have historically received a good assessment in the shipping industry.

Noncompliance with the ISM Code or other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have, for example, indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this prospectus, each of our vessels is ISM Code certified. However, there can be no assurance that such certificate will be maintained.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations may have on our operations.

United States Environmental Regulations and Laws Governing Civil Liability for Pollution

Environmental legislation in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which shipowners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution.

U.S. federal legislation, including notably the OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including bunker oil spills from dry bulk vessels as well as cargo or bunker oil spills from tankers. The OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under the OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges of oil from their vessels. In addition to potential liability under the OPA as the relevant federal legislation, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred.

Title VII of the U.S. Coast Guard and Maritime Transportation Act of 2004 amended the OPA to require the owner or operator of any non-tank vessel of 400 gross tons or more that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel on or before August 8, 2005. Prior to this amendment, these provisions of the OPA applied only to vessels that carried oil in bulk as cargo. The vessel response plans must include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of oil from the vessel due to operational activities or casualties. The OPA limits the liability of responsible parties to the greater of $1,000 per gross ton or approximately $855,000 per containership that is over 300 gross tons (subject to possible adjustment for inflation).

These limits of liability do not apply if an incident was proximately caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

In addition, the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $0.5 million for vessels not carrying hazardous substances as cargo or residue, unless the incident is caused by gross negligence, willful misconduct or a violation of certain regulations, in which case liability is unlimited.

We maintain, for each of our owned vessels, insurance coverage against pollution liability risks in the amount of $1.0 billion per event. The insured risks include penalties and fines as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage is subject to exclusions, deductibles and other terms and conditions. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the $1.0 billion limitation of coverage per event, our cash flow, profitability and financial position could be adversely impacted.

The OPA requires owners and operators of all vessels over 300 gross tons, even those that do not carry petroleum or hazardous substances as cargo, to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under the OPA. The U.S. Coast Guard has implemented regulations requiring evidence of financial responsibility for containerships in the amount of $1,300 per gross ton, which includes the OPA limitation on liability of $1,000 per gross ton and the CERCLA liability limit of $300 per gross ton for vessels not carrying hazardous substances as cargo or residue. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance or guaranty. We believe our insurance coverage as described above meets the requirements of the OPA.

Under the OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under the OPA. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility.

The U.S. Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with the OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party.

The OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states that have enacted such legislation have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

The United States Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under CERCLA. Pursuant to regulations promulgated by the EPA in the early 1970s, the discharge of sewage and effluent from properly functioning marine engines was exempted from the permit requirements of the National Pollution Discharge Elimination System. This exemption allowed vessels in U.S. ports to discharge certain substances, including ballast water, without obtaining a permit to do so. However, on March 30, 2005, a U.S. District Court for the Northern District of California granted summary judgment to certain environmental groups and U.S. states that had challenged the EPA regulations, arguing that the EPA exceeded its authority in promulgating them. On September 18, 2006, the U.S. District Court issued an order invalidating the exemption in EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing the EPA to develop a system for regulating all discharges from vessels by that date.

The EPA enacted rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters. Under the rules, commercial vessels 79 feet in length or longer (other than commercial fishing vessels), or Regulated Vessels, are required to obtain a CWA permit regulating and authorizing such normal discharges. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporates the current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, and includes limits applicable to specific discharge streams, such as deck runoff, bilge water and gray water.

For each discharge type, among other things, the VGP establishes effluent limits pertaining to the constituents found in the effluent, including best management practices, or BMPs, designed to decrease the amount of constituents entering the waste stream. Unlike land-based discharges, which are deemed acceptable by meeting certain EPA-imposed numerical effluent limits, each of the VGP discharge limits is deemed to be met when a Regulated Vessel carries out the BMPs pertinent to that specific discharge stream. The VGP imposes additional requirements on certain Regulated Vessel types that emit discharges unique to those vessels. Administrative provisions, such as inspection, monitoring, recordkeeping and reporting requirements are also included for all Regulated Vessels.

The VGP application procedure, known as the Notice of Intent, or NOI, may be accomplished through the “eNOI” electronic filing interface, which became operational in June 2009. Owners and operators of Regulated Vessels must have filed their NOIs prior to September 19, 2009, or the Deadline. Any Regulated Vessel that did not file an NOI by the Deadline will, as of that date, no longer be covered by the VGP and will not be allowed to discharge into U.S. navigable waters until it has obtained a VGP. Any Regulated Vessel that was delivered on or before the Deadline will receive final VGP permit coverage on the date that the EPA receives such Regulated Vessel’s complete NOI. Regulated Vessels delivered after the Deadline will not receive VGP permit coverage until 30 days after their NOI submission. We submitted NOIs for all our vessels to which the CWA applies.

In addition, pursuant to section 401 of the CWA, which requires each state to certify federal discharge permits such as the VGP, certain states have enacted additional discharge standards as conditions to their certification of the VGP. These local standards bring the VGP into compliance with more stringent state requirements, such as those further restricting ballast water discharges and preventing the introduction of non-indigenous species considered to be invasive. The VGP and related state-specific regulations and any similar restrictions enacted in the future will increase the costs of operating in the relevant waters.

The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by vessels in foreign ports. NISA established a ballast water management program for vessels entering U.S. waters. Under NISA, mid-ocean ballast water exchange is voluntary, except for vessels heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil. However, NISA’s reporting and record keeping requirements are mandatory for vessels bound for any port in the United States. Although ballast water exchange is the primary means of compliance with NISA’s guidelines, compliance can also be achieved through the retention of ballast water on board the ship, or the use of environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. If the mid-ocean ballast exchange is made mandatory throughout the United States, or if water treatment requirements or options are instituted, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on the dry bulk shipping industry. In April 2008, the U.S. House of Representatives passed a bill that amends NISA by prohibiting the discharge of ballast water unless it has been treated with specified methods or acceptable alternatives. Similar bills have been introduced in the U.S. Senate, but we cannot predict which bill, if any, will be enacted into law. In the absence of federal standards, states have enacted legislation or regulations to address invasive species through ballast water and hull cleaning management and permitting requirements. For instance, in 2007 the state of California enacted legislation extending its ballast water management program to regulate the management of “hull fouling” organisms attached to vessels and adopted regulations limiting the number of organisms in ballast water discharges. In addition, in November 2008, the Sixth Circuit affirmed a District Court’s dismissal of challenges to the state of Michigan’s ballast water management legislation mandating the use of various techniques for ballast water treatment. Other states may proceed with the enactment of similar requirements that could increase the costs of operating in state waters.

Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the MTSA came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect on July 1, 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created ISPS Code. Among the various requirements are:

➢	on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;

➢	on-board installation of ship security alert systems;

➢	the development of vessel security plans; and

➢	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. The vessels in our fleet that we operate have on board valid International Ship Security Certificates and, therefore, will comply with the requirements of the MTSA.

International Laws Governing Civil Liability to Pay Compensation or Damages

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of vessels over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, or the 1976 Convention). The Bunker Convention entered into force on November 21, 2008, and in early 2009 it was in effect in 22 states. In other jurisdictions, liability for spills or releases of oil from vessels’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Outside the United States, national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability. The most widely applicable international regime limiting maritime pollution liability is the 1976 Convention. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowners’ intentional or reckless conduct. Some states have ratified the 1996 LLMC Protocol to the 1976 Convention, which provides for liability limits substantially higher than those set forth in the 1976 Convention to apply in such states. Finally, some jurisdictions are not a party to either the 1976 Convention or the 1996 LLMC Protocol, and, therefore, shipowners’ rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

ORGANIZATIONAL STRUCTURE

We own six operational subsidiaries, all of which are Marshall Islands corporations. Five of our operational subsidiaries each own one vessel and our sixth operational subsidiary, Globus Shipmanagement, provides the technical and day-to-day commercial management of our fleet. Globus Shipmanagement maintains ship management agreements with each of our vessel-owning subsidiaries.

PROPERTY

In August 2006, Globus Shipmanagement entered into a rental agreement for 350 square meters of office space for our operations within a building owned by Cyberonica S.A., a company related to us through common control. Rental expense is currently €14,577 per month. The rental agreement provides for an annual increase in rent of 2% above the rate of inflation as set by the Bank of Greece. The contract runs for nine years and can be terminated by us with six months notice. We do not presently own any real estate.

We have no manufacturing capacity, nor do we produce any products.

We believe that our existing facilities are adequate to meet our needs for the foreseeable future.

EXCHANGE CONTROLS

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

CORPORATE INFORMATION

Globus Maritime Limited is a holding company originally incorporated on July 26, 2006 pursuant to the Companies (Jersey) Law 1991 (as amended), and redomiciled into the Marshall Islands on November 24, 2010 pursuant to the BCA. Because of the number of U.S. publicly traded shipping companies that are incorporated, formed or redomiciled in the Marshall Islands, we believe that a redomiciliation into the Marshall Islands would facilitate investors’ understanding of our company and corporate governance. Our executive office is located at the office of Globus Shipmanagement Corp., 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Athens, Greece. Our telephone number is +30 210 960 8300. Our registered agent in the Marshall Islands is The Trust Company of the Marshall Islands, Inc. and our registered address in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. We maintain our website at www.globusmaritime.gr. Information that will be available on or accessed through our website does not constitute part of, and is not incorporated by reference into, this prospectus.

LEGAL PROCEEDINGS

We have not been involved in any legal proceedings which may have, or have had, a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

LOAN ARRANGEMENTS

The following summary of the material terms of our credit facility and loan agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the credit facility and loan agreement. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read each of the credit facility and loan agreement filed as an exhibit to the registration statement of which this prospectus forms a part.

CREDIT SUISSE CREDIT FACILITY

General

In November 2007, we entered into a $120.0 million secured reducing revolving credit facility with Credit Suisse, which we have supplemented from time to time. Our credit facility is available to us in connection with vessel acquisitions by our vessel-owning subsidiaries as well as for working capital purposes. Our credit facility had an original term of eight years and has a remaining term of approximately five years.

Our credit facility permits us to borrow funds up to the reducing facility limit which began at $120.0 million and which is reduced on “Reduction Dates” every six months (in May and November) according to the following agreed schedule: (1) by $10.0 million on each of the first to fourth Reduction Dates, inclusive, (2) by $4.5 million on each of the fifth to fifteenth Reduction Dates, inclusive, and (3) $30.5 million on the sixteenth and final Reduction Date, which is November 2015. Consequently, on every Reduction Date that the outstanding balance exceeds the applicable reduced facility limit, we must pay a principal installment to the bank to ensure that the outstanding balance remains at or below the applicable facility limit. As of June 30, 2010, we had a $75.5 million outstanding balance under the credit facility, which was equal to the reduced facility limit. We therefore could not draw down any additional funds thereunder. The facility limit will be further reduced by $4.5 million in November 2010, on the Reduction Date, when we repay such amount to Credit Suisse.

We can voluntarily prepay principal installments to the bank without penalty at any time between Reduction Dates. Such voluntarily prepaid principal amounts become undrawn amounts under the credit facility and we can re-borrow such amounts, or parts thereof, subject to the reducing facility limit. Our credit facility has commitment fees of 0.25% per annum on any undrawn amounts under the facility, other than undrawn amounts currently relating to approximately $15.5 million, in which the commitment fee is 0.5%. Interest on outstanding balances is payable at 0.95% per annum over LIBOR, except when the aggregate security value of the mortgaged vessels is more than 200% of the outstanding balances, in which case the interest is 0.75% per annum over LIBOR.

Our ability to borrow amounts under our credit facility is subject to satisfaction of certain customary conditions precedent and compliance with terms and conditions included in our credit facility documentation. To the extent that the vessels in our fleet that secure our obligations under our credit facility are insufficient to satisfy minimum security requirements, we will be required to grant additional security or obtain a waiver or consent from the lender.

Security

Our obligations under our credit facility are secured by a first preferred mortgage on one or more vessels in our fleet, currently on four vessels (the m/v Tiara Globe, m/v River Globe, m/v Sky Globe and m/v Star Globe), and such other vessels that we may from time to time include with the approval of our lender, and a first priority assignment of any time charter or other contract of employment of any vessel that acts as security, a first priority account pledge over the operating account of the vessel-owning company and an assignment of the vessel’s insurances and earnings. We may grant additional security from time to time in the future. Each of the vessel-owning subsidiaries that owns a vessel pledged as security under our credit facility has guaranteed our obligations under the facility.

Covenants

Our credit facility contains financial and other covenants requiring us, among other things, to ensure that:

➢
the aggregate market value of the four vessels in our fleet financed by our credit facility at all times is or exceeds 133% of the outstanding balance under our credit facility plus the notional or actual cost of terminating any relating hedging arrangements minus the aggregate amount, if any, standing to the credit of our operating accounts or any bank accounts opened with Credit Suisse, which are subject to an encumbrance in favor of Credit Suisse and designated as a “security account” by Credit Suisse for purposes of the credit facility;

➢	the ratio of our consolidated market adjusted net worth to our total assets will not be less than 0.35:1.0;

➢	Mr. Feidakis maintains at least 35% of our total issued voting share capital; and

➢	we maintain an aggregate of $10.0 million of consolidated cash and cash equivalents.

Our credit facility also contains general covenants that require us to comply with the ISPS Code, carry all required licenses and provide financial statements to the bank. In addition, our credit facility includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents. We are permitted to pay dividends so long as we are not in default of our credit facility at the time of the declaration or payment of the dividends and the dividends do not exceed 75% of our net profit for such period.

We believe we are not in default of our covenants relating to our credit facility.

DEUTSCHE SCHIFFSBANK LOAN AGREEMENT

In June 2010, Kelty Marine Ltd., our subsidiary that owns the m/v Jin Star, entered into a $26.7 million loan agreement with Deutsche Schiffsbank and used the funds to pay part of the purchase price for the vessel. We act as guarantor for this loan.

The loan agreement has a term of seven years and is payable in 28 equal quarterly installments of $500,000 starting three months after the draw down of the funds, as well as a balloon payment of $12.65 million due together with the 28th and final installment due in June 2017. Interest on outstanding balances under our loan agreement is payable at LIBOR plus a variable margin. The margin depends on the “loan to value ratio,” which is a fraction where the numerator is the principal amount outstanding under our loan agreement and the denominator is the charter free market value of the m/v Jin Star and any amount of free liquidity maintained with Deutsche Schiffsbank. Set forth below is the margin that will apply to the loan, depending on the applicable loan to value ratio in any given application period:

Loan to Value Ratio	Margin

Less than 45%	2.25%

45% or greater and less than or equal to 60%	2.40%

Greater than 60% and less than or equal to 70%	2.50%

Greater than 70%	2.75%

Kelty Marine can prepay up to $2 million per year in minimum prepayment amounts of $1 million without any penalty. Our loan agreement has a commitment fee of 0.5% per annum on the amount of the undrawn balance of the agreement through September 30, 2010, and had a 0.75% flat management fee on the loan amount. As of June 30, 2010, the loan was fully drawn and the outstanding balance was $26.7 million. We paid a quarterly installment of $0.5 million in September 2010 and reduced the outstanding balance to $26.2 million. The next quarterly installment is due in December 2010.

Security

The loan is secured by a first preferred mortgage on the m/v Jin Star, assignment of insurances, earnings and requisition compensation on the vessel and assignment of the bareboat charter.

Covenants

The loan agreement with Deutsche Schiffsbank contains financial and other covenants requiring Kelty Marine to, among other things, ensure that:

➢	Kelty Marine does not undergo a change of control;

➢	Kelty Marine maintain at least $1 million in minimum liquidity;
➢	the ratio of our shareholders’ equity to total assets is not less than 25%;

➢	we must have a minimum equity of $50 million;

➢	the market value of the m/v Jin Star is or exceeds 130% of the aggregate principal amount of debt outstanding under our loan agreement; and

➢	Mr. Feidakis and Mr. Karageorgiou, our founders, maintain at least 37% of the shareholding in us.

Our loan agreement permits us to declare and pay dividends without prior written permission of the lender so long as there is no event of default under the loan agreement.

As of the date of this prospectus, we have a $75.5 million balance outstanding under our credit facility with Credit Suisse and $26.2 million outstanding under the loan agreement with Deutsche Schiffsbank.

MANAGEMENT

The following table sets forth information regarding our executive officers and our directors. Our articles of incorporation following our redomiciliation provide for a board of directors serving staggered, three-year terms, other than any members of our board of directors that may serve at the option of the holders of preferred shares, if any. The term of our Class I directors expires at our annual general meeting of shareholders in 2011, the term of our Class II directors expires at our annual general meeting of shareholders in 2012 and the term of our Class III directors expires at our annual general meeting of shareholders in 2013. The business address of each of the directors and officers is c/o Globus Shipmanagement Corp., 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Athens, Greece.

Name	Position	Age
Georgios Feidakis	Chairman of the Board of Directors	60
Georgios Karageorgiou	Director and Chief Executive Officer	45
Elias S. Deftereos	Director and Chief Financial Officer	50
Amir Eilon	Director	62
Jeffrey O. Parry	Director	51

Georgios (“George”) Feidakis, a Class III director, is our founder and principal shareholder and has served as chairman of the board of directors since inception. Mr. Feidakis is also the major shareholder and Chairman of FG Europe, a company Mr. Feidakis has been involved with since 1994 and that has been listed on the Athens Stock Exchange since 1968, and acts as a director and executive for several of its subsidiaries. FG Europe is active in four lines of business and distributes well known brands in Greece, the Balkans, Turkey and Italy. FG Europe is in the air-conditioning and white/brown electric goods market in Greece and is active in power generation and mobile telephony. Mr. Feidakis is also the director and chief executive officer of R.F. Energy S.A., a company that plans, develops and controls the operation of energy projects, and acts as a director and executive for several of its subsidiaries.

Georgios (“George”) Karageorgiou, a Class I director, has served as our chief executive officer since our inception. From 1992 to March 2004, Mr. Karageorgiou worked as a director and corporate secretary for Stelmar Shipping Limited, a shipping company listed on the New York Stock Exchange between 2001 and 2004. Mr. Karageorgiou worked as a projects engineer for Kassos Maritime Enterprises from 1990 to 1992. Mr. Karageorgiou was also a director of easyGroup Ltd, easyJet Holdings Ltd, easyInternetCafe Ltd, easyCruise Ltd, Stelinvest Corp. and a number of other easyGroup subsidiaries from 1995 through March 2005. Mr. Karageorgiou holds a B.E. in Mechanical Engineering and an M.E. in Ocean Engineering from Stevens Institute of Technology and an M.Sc. in Shipping Trade and Finance from City University Business School.

Elias S. Deftereos, a Class II director, has served as our chief financial officer and a member of our board of directors since April 2007. Mr. Deftereos previously worked as a finance director at Astron Maritime from March 2005 to July 2006 and as the finance director of Konkar Shipping Agencies S.A. from January 2004 to February 2005, each of which company managed fleets of dry bulk vessels. Mr. Deftereos worked as the group treasurer of Mytilineos Holdings from 1999 to 2001, a company listed on the Athens Stock Exchange, and as an investment manager for Lehman Brothers from 1997 to 1998. Mr. Deftereos worked as an account officer for ship financing for ABN AMRO Bank from 1994 to 1996, and an analyst for Olympic Maritime of the Onassis Group from 1988 to 1991. Mr. Deftereos holds a B.A. in Economics from the State University of New York at Buffalo and an MBA in Finance from the University of Chicago.

Amir Eilon, a Class III director, has served as our director since June 2007. Mr. Eilon has been a director of Eilon & Associates Limited since February 1999, which provides general corporate advice. Mr. Eilon was previously a non-executive chairman of Spring plc, listed on the London Stock Exchange, from mid-2004 to August 2009 and a director of Flamingo Holdings, a venture capital backed private company, from March 2007 to April 2009. Mr. Eilon was the managing director of Credit Suisse First Boston Private Equity from 1998 to 1999, the managing director of BZW from 1990 to 1998, where he was head of global capital markets, and the managing director of Morgan Stanley, London from 1985 to 1990, where he was responsible for international equity capital markets.

Jeffrey O. Parry, a Class II director, has served as our director since July 2010. Mr. Parry is currently the president of Mystic Marine Advisors LLC, a Connecticut-based advisory firm specializing in turnaround and emerging shipping companies, and has been affiliated with such company since August 1998. From July 2008 to October 2009, he was president and chief executive officer of Nasdaq-listed Aries Maritime Transport Limited (now named NewLead Holdings Ltd.). Mr. Parry has also served as the managing director of A.G. Pappadakis & Co. Ltd, an Athens-based shipowner from March 2007 to July 2008, and managing director of Poten Capital Services LLC, a U.S. broker/dealer firm specializing in shipping from February 2003 to March 2007. Mr. Parry holds a B.A. from Brown University and an MBA from Columbia University. Mr. Parry started his career as a stevedore on the New York waterfront.

There are no family relationships between any of our directors or senior management. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

BOARD & COMMITTEE PRACTICES

Our board of directors and executive officers will oversee and supervise our operations.

Mr. Parry has a letter of appointment, which contains a provision that the director may be terminated by us upon three months’ notice. Each director holds office until his successor is elected or appointed, unless his office is earlier vacated in accordance with the articles of incorporation or with the provisions of the BCA. In addition to cash compensation as described below under “Compensation—Non-Executive Directors’ Fees,” we intend to pay to Mr. Eilon, and the letter of appointment with Mr. Parry provides that we will pay to Mr. Parry, £12,000 in our shares annually. If Mr. Parry ceases to be a director as a result of a change of control in us, then he will immediately receive the number of shares that he would have otherwise received had his appointment been for two years. The members of our senior management are appointed to serve at the discretion of our board of directors. Our board of directors and committees of our board of directors schedule regular meetings over the course of the year. Under the Nasdaq rules, we believe that Mr. Eilon and Mr. Parry are independent.

While a number of the Nasdaq’s corporate governance standards do not apply to us as a foreign private issuer, we intend to comply with a number of those rules. The practices that we will follow in lieu of Nasdaq’s corporate governance rules are as follows:

➢
in lieu of a nomination committee and remuneration committee comprised entirely of independent directors, our nomination and remuneration committees will be comprised of a majority of independent directors. Each of these committees will be comprised of a minimum of two individuals. There is nothing to prohibit shareholders identifying and recommending potential candidates to become board members;

➢	in lieu of holding regularly scheduled meetings of the board of directors at which only independent directors are present, we will not be holding such regularly scheduled meetings;

➢	in lieu of a board of directors that is comprised by a majority of independent directors, our board of directors is not comprised of a majority of independent directors; and

➢	in lieu of an audit committee comprised of three independent directors, our audit committee has two members.

We have an Audit Committee, a Remuneration Committee and a Nomination Committee.

The Audit Committee is comprised of Amir Eilon and Jeffrey Parry. It is responsible for ensuring that our financial performance is properly reported on and monitored, for reviewing internal control systems and the auditors’ reports relating to our accounts and for reviewing and approving all related party transactions. Our board of directors has determined that Amir Eilon is our audit committee financial expert. Each Audit Committee member has experience in reading and understanding financial statements, including statements of financial position, statements of comprehensive income and statements of cash flows.

The Remuneration Committee is comprised of George Feidakis, Amir Eilon and Jeffrey Parry. It is responsible for determining, subject to approval from our board of directors, the remuneration guidelines to apply to our executive officers, secretary and other members of the executive management as our board of directors designates the Remuneration Committee to consider. It is also responsible for determining the total individual remuneration packages of each director including, where appropriate, bonuses, incentive payments and share options. The Remuneration Committee will also liaise with the Nomination Committee to ensure that the remuneration of newly appointed executives falls within our overall remuneration policies.

The Nomination Committee is comprised of George Feidakis, Amir Eilon and Jeffrey Parry. It is responsible for reviewing the structure, size and composition of our board of directors and identifying and nominating candidates to fill board of directors’ positions as and when they arise.

CODE OF ETHICS

We have adopted a code of ethics that applies to our directors, officers and employees. Our code of ethics is posted on our website and is available upon written request by our shareholders at no cost.

EMPLOYEES

As of December 31, 2009, we had approximately 13 full-time employees and five consultants, including the senior management, all of whom were hired through Globus Shipmanagement. All of these employees are located in Greece and are engaged in the service and management of our fleet. None of our employees are covered by collective bargaining agreements, although certain crew members are parties to collective bargaining agreements. We do not employ a significant number of temporary employees.

COMPENSATION

Non-Executive Directors’ Fees

We intend to pay to Mr. Eilon, and the letter of appointment with Mr. Parry provides that we will pay Mr. Parry, £25,000 in cash annually, and we intend to pay the chairman of our board of directors £40,000 in cash annually. Our three non-executive directors were remunerated in 2009 by quarterly cash payments as well as by quarterly issuances of shares, as follows:

Name	Date	Cash (GBP)	Share Issuances(1)

Mr. George Feidakis	March 12, 2009	10,000	-
	June 16, 2009	10,000	-
	September 15, 2009	10,000	-
	December 9, 2009	10,000	-

Mr. Amir Eilon	April 9, 2009	6,250	4,225
	June 16, 2009	6,250	4,000
	September 15, 2009	6,250	4,444
	December 9, 2009	6,250	4,286

Mr. Arjun Batra(2)	April 9, 2009	6,250	4,225
	June 16, 2009	6,250	4,000
	September 15, 2009	6,250	4,444
	December 9, 2009	6,250	4,286

TOTAL		£90,000	33,910
(1) Does not take into account the 4:1 reverse split of shares that took place on July 29, 2010.
(2) Mr. Batra resigned as a director in 2010.

Executives of Globus

Globus Shipmanagement has entered into employment agreements with each of Mr. Karageorgiou and Mr. Deftereos for work performed in Greece and we have entered into separate consulting agreements with companies wholly owned by each of them for them to assist and advise the chief executive officer and chief financial officer, respectively, in respect of his duties performed outside of Greece.

Compensation Philosophy and Objectives

We believe that our executive compensation program should reward executives for enhancing our long-term performance while delivering favorable annual operating results. The Remuneration Committee evaluates both performance and compensation so that we may attract and retain superior executives and maintain compensation competitive to that of our peer companies for similarly situated executives. The principal components of compensation for our executives currently are salary, annual cash bonuses and equity awards in the form of common shares issued pursuant to our incentive plan.

Annual Salary and Bonus

The salaries of our executive officers are reviewed on an annual basis. Adjustments in salary are based on the evaluation of individual performance, our overall performance during a given financial year and the individual’s contribution to our overall performance. With respect to determining bonuses, the Remuneration Committee considers the following factors:

➢	average operating expenses per vessel per day;

➢	overall fleet utilization;

➢	average overhead burden per vessel per day (excluding corporate-related expenses);

➢	unplanned incidents;

➢	drydocking budget performance; and

➢	growth in earnings before interest, taxes, depreciation and amortization (EBITDA).

An individual may not be granted a bonus in excess of 100% of his annual base salary in any fiscal year.

In 2009, our chief executive officer and our chief financial officer received the following aggregate amounts shown in Euro, net of contributions and taxes:

Salary and Fees (Euro)	Benefits (Euro)	Cash Bonus (Euro)	Share Issuances
€480,000	€6,000	€78,448	256,812	*
* This number of shares does not take into account the 4:1 reverse split.

We expect that the aggregate compensation that we will pay members of our senior management will be approximately $800,000 in 2010, using a Euro:U.S. dollar exchange rate of 1.0:1.4.

THE INCENTIVE PLAN

We allocate a portion of annual compensation to awards of our common shares, or awards, under our incentive plan, because we believe that equity awards are important to align our employees’ interests with those of our shareholders. Our incentive plan is administered by our Remuneration Committee.

Our board of directors believes that these awards will keep our employees focused on our growth, as well as dividend growth and its impact on our share price, over an extended time period. In addition, our board of directors believes the gradual vesting schedule of these awards will help us retain both our executive officers and key employees. The amount of awards we grant to any person under our incentive plan is subject to the performance condition as set out below.

Grant of Awards

Awards will be granted on an annual basis. Awards may generally only be granted in the period of four weeks commencing on the day following any amendment to our incentive plan taking effect; or an announcement by us of our results for any period, or the issue by us of a prospectus or similar document. The grant of any awards under our incentive plan will be subject to performance conditions.

Performance Condition

The Remuneration Committee generally compares our performance in terms of total shareholder return, which is calculated based on changes in share price and dividends paid over a calendar year, and which we refer to as TSR, relative to a peer group of publicly listed dry bulk shipping companies. The current peer group that we use is comprised of the following companies, which is subject to change at the discretion of our Remuneration Committee:

➢	United Kingdom: Hellenic Carriers Ltd. and Goldenport Holdings Inc.; and

➢
United States: Diana Shipping Inc., Excel Maritime Carriers Ltd., Paragon Shipping Inc., DryShips Inc., Eagle Bulk Shipping Inc., Euroseas Ltd., FreeSeas Inc., Genco Shipping & Trading Limited, OceanFreight Inc. and Seanergy Maritime Holdings Corp.

We believe that TSR, measured relative to the performance of comparable companies, is the best way of evaluating our performance and measuring value creation for shareholders.

If, on the purported date of grant, we rank below the twentieth percentile within the peer group, then no awards may be granted. If we achieve or exceed the twentieth percentile, the number of common shares which may be made subject to an award to a particular individual on the date of grant shall be restricted to a percentage of the “individual limit” referred to below. This percentage shall be calculated on a straight-line basis from 17.5% of the individual limit (if we achieve the twentieth percentile) to the maximum value we are permitted to grant under our incentive plan (if we achieve the hundredth percentile and therefore rank first compared to our then existing peer group). These targets will be reviewed annually.

Individual Limit

In any fiscal year, no participant may be granted awards over common shares with a market value (on the relevant date(s) of grant) in excess of 200% of the aggregate of the participant’s annual salary and bonus.

Vesting of Awards

Subject to what is set out below, awards vest proportionally over a three-year period from their date of grant and vested common shares subject to awards will be delivered to participants within the 30 days that follow the first, second and third anniversaries of the date of grant of the relevant award. If the participant is summarily dismissed from his employment, his award in respect of vested and unvested common shares will lapse in its entirety. In all other circumstances of cessation of employment (unless the Remuneration Committee acting in its absolute discretion otherwise determines), the participant shall retain his vested award but any unvested award shall lapse. Vested common shares subject to awards in such circumstances will be delivered to participants within the 30 days that follow cessation of employment.

Lock In

After shares are issued under our incentive plan, they are subject to a one-year “lock-in” period pursuant to the terms of our incentive plan.

Overall Limit

Not more than 10% of our issued share capital (including shares held in treasury) may be made subject to awards or options granted under our incentive plan or any other share-based employee incentive plan established by us in any ten-year period.

2009 Grants

On December 10, 2009, we granted to our two executive officers and a number of managers and staff of our wholly owned subsidiary Globus Shipmanagement a conditional award of 575,199 shares, which following our four-for-one reverse split of our common shares, became an effective award of 143,799, with a conditional right for the shares to be allotted and delivered to them in the future at no cost. If a cash dividend is paid during the vesting period, additional shares will be granted and calculated in accordance with the terms of our incentive plan. Due to the cash dividend declared and paid during September 2010, an additional 1,631 common shares of the Company were added to the initially granted shares. The outstanding award adjusted for the effects of the dividend paid, award forfeitures and reverse split became as follows:

➢
255,536 ordinary shares were granted to George Karageorgiou, our chief executive officer, which following our four-for-one reverse split of our common shares and dividend paid, became an effective award of 64,618;

➢
94,679 ordinary shares were granted to Elias Deftereos, our chief financial officer, which following our four-for-one reverse split of our common shares and dividend paid, became an effective award of 23,942; and

➢
224,984 ordinary shares were granted to fourteen managers and staff of Globus Shipmanagement, which following our four-for-one reverse split of our common shares, dividend paid and award forfeitures, became an effective award of 54,910, making the total effective award 143,470 shares.

The shares above will only be issued if, prior to December 31, 2010, our shares are listed on Nasdaq or we have raised more than $30 million from third parties. Our incentive plan provides that these shares will vest on a daily basis over the next three years, and one-third of these shares will be allotted and delivered to them at no cost on each of the first, second and third anniversaries subject to their continuing employment.

There are no other outstanding awards.

RELATED PARTY TRANSACTIONS

Globus Maritime Limited or Globus Shipmanagement has entered into various agreements that will effect our business. These agreements are not the result of third party negotiations as they were negotiated with related parties. According to its charter, our Audit Committee will review and approve all related party transactions.

CONSULTING AGREEMENTS

We have entered into separate consulting agreements with companies wholly owned by each of our executive officers for them to assist and advise the chief executive officer and chief financial officer, respectively, in respect of his duties performed outside of Greece.

LEASE

During the 2009, 2008 and 2007 fiscal years, we paid $239,000 $242,000 and $214,000 respectively, to Cyberonica S.A., a company owned by Mr. Feidakis, for the rental of 350 square meters of office space for our operations. During the six-month period ended June 30, 2010, we paid $118,000 to Cyberonica S.A for the rental of the office space.

BROKERAGE SERVICES

In November 2009, we entered into memoranda of agreement for the sale of m/v Sea Globe and m/v Coral Globe for an aggregate price of $34 million, for which North South Maritime Ltd provided brokerage services. The managing director of North South Maritime Ltd, Arjun Batra, was a member of our board of directors who resigned in 2010 as a result of his family’s relocation from the United Kingdom to Singapore. North South Maritime Ltd received brokerage commission fees of 2.5% on the total sale price of the vessels, which amounted to $850,000.

SHIP MANAGEMENT

In September 2006, Globus Shipmanagement entered into an agreement with Eolos Shipmanagement S.A., a company related through common control. The agreement provided for a fee of $100,000 per month for services rendered in connection with the management of dry bulk vessels. The amount of the service fee was unaffected by the number of vessels and timing of delivery or sale of any such vessels. During the year ended December 31, 2007, an amount of $204,000 was included in the consolidated statement of comprehensive income for the fee payable to Eolos Shipmanagement. The agreement was terminated on March 31, 2007 and there was no balance outstanding as of that date.

BUSINESS OPPORTUNITIES AGREEMENT

In November 2010, Mr. Feidakis entered into a business opportunities arrangement with us. Under this agreement, Mr. Feidakis is required to disclose to us any business opportunities relating to dry bulk shipping that may arise during his service to us as a member of our board of directors that could reasonably be expected to be a business opportunity that we may pursue. Mr. Feidakis agreed to disclose all such opportunities, and the material facts attendant thereto, to our board of directors for our consideration and if our board of directors fails to adopt a resolution regarding an opportunity within seven business days of disclosure, we will be deemed to have declined to pursue the opportunity, in which event Mr. Feidakis will be free to pursue it. Mr. Feidakis is also prohibited for six months after the termination of the agreement to solicit any of our or our subsidiaries’ senior employees or officers. Mr. Feidakis’s obligations under the business opportunities agreement will also terminate when he no longer beneficially owns our shares representing at least 30% of the combined voting power of all our outstanding shares or any other equity, or no longer serves as our director. Mr. Feidakis remains free to conduct his other businesses that are not related to dry bulk shipping.

REGISTRATION RIGHTS AGREEMENT

In November 2010, we entered into a registration rights agreement with Firment Trading Limited and Kim Holdings S.A., pursuant to which we granted to them and their affiliates (including Mr. George Feidakis and Mr. George Karageorgiou) and certain of their transferees, the right, under certain circumstances and subject to certain restrictions to require us to register under the Securities Act our common shares held by them. Under the registration rights agreement, these persons have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, these persons have the ability to exercise certain piggyback registration rights in connection with registered offerings requested by shareholders or initiated by us.

RELATIONSHIP AGREEMENT

In May 2007, we, Firment Trading Limited and Mr. George Feidakis entered into a relationship agreement, which provided that Firment Trading is entitled to appoint the chairman of our board of directors for so long as Firment Trading and Mr. Feidakis held directly or indirectly at least 30% of our outstanding shares. The agreement also provided, among other things, that Firment Trading and Mr. Feidakis would not compete with us, and contained provisions relating to related party transactions. We intend to terminate this agreement shortly after our common shares are delisted from the AIM. In connection with such termination, we intend to issue one preferred share to Mr. Feidakis or his affiliate that will provide the holder with the ability to appoint any one person to be a director, who may also be the chairman of our board of directors, for so long as such holder and his or its affiliates also hold in the aggregate at least 30% of the voting power of our shares. Such preferred share will have no voting or dividend rights.

ACQUISITION OF NON-CONTROLLING INTERESTS

In March 2007, prior to the consummation of our IPO, we acquired from related parties all outstanding non-controlling interests in two subsidiaries, over which we had already exercised full operational control. We issued common shares as consideration for such acquisition.

SHARES ELIGIBLE FOR FUTURE SALE

We cannot predict what effect, if any, market sales of our common shares in the United States or the availability of our common shares for sale in the United States will have on the market price of our common shares. Nevertheless, sales of substantial amounts of our common shares in the public market, or the perception that such sales may occur, could materially and adversely affect the market price of our common shares and could impair our ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

7,241,865 of our common shares are outstanding, and no Class B shares are outstanding, although we intend to issue in December 2010 or in 2011 a special stock dividend of Class B shares to the holders of our common shares in a ratio of one Class B share for every number of common shares owned that we will determine in the future in connection with such dividend. The common shares registered in our registration statement to which this prospectus relates will be freely transferable in the United States without restriction under the Securities Act. The remaining outstanding common shares, if any, may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 under the Securities Act, which is summarized below, or another SEC rule.

Under Rule 144, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned our common shares to be sold for at least six months, would be entitled to sell an unlimited number of our common shares, provided current public information about us is available. In addition, under Rule 144, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned our common shares to be sold for at least one year, would be entitled to sell an unlimited number of shares.

In general, under Rule 144 as currently in effect, our affiliates who have beneficially owned our common shares for at least one year are entitled to sell within any three month period a number of shares that does not exceed the greater of:

➢	1.0% of our then-outstanding common shares; and

➢	the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales of restricted shares under Rule 144 by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell our common shares that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Shares sold outside the United States pursuant to Regulation S would not be subject to these restrictions.

We entered into a registration rights agreement in November 2010 with Firment Trading Limited and Kim Holdings S.A. pursuant to which we granted to them and their affiliates and certain of their transferees, the right, under certain circumstances and subject to certain restrictions to require us to register under the Securities Act our common shares held by them. When registered under any registration statement, our common shares held by them will be available for sale in the open market unless restrictions apply. Please see “Related Party Transactions—Registration Rights Agreement.” In addition, these common shares would be available for sale into the public market after one year pursuant to Rule 144, Regulation S and other exemptions under the Securities Act, subject to the limitations contained therein, as described above.

SELLING SHAREHOLDERS

The following table identifies the selling shareholders, and the number and percentage of common shares beneficially owned by the selling shareholders as of November 19, 2010, the number of common shares that the selling shareholders may offer or sell, the number and percentage of common shares beneficially owned by the selling shareholders assuming they sell all of the shares that may be sold by them and their relationship with us over the past three years, if any. We have prepared this table solely based upon information furnished to us by or on behalf of the selling shareholders. The selling shareholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the common shares after the date on which each selling shareholder provided the information set forth in the table below. As used in this prospectus, “selling shareholders” includes pledgees, assignees, successors-in-interest, donees, transferees or others who may later hold the selling shareholders’ common shares. Unless otherwise provided, the address of each of the selling shareholders is c/o Globus Shipmanagement Corp., 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Athens, Greece. We have assumed for purposes of the following table that all of the securities covered by this prospectus held by such selling shareholders are sold. Unless otherwise noted, none of the following selling shareholders have, or have had in the past three years, a material relationship with us.

Name and Address of Selling Shareholder	Beneficial Ownership of Common Shares as of November 19, 2010	Percentage of Common Shares Owned as of November 19, 2010	Number of Common Shares Offered for Sale	Beneficial Ownership of Common Shares After Giving Effect to Proposed Sale	Percentage to be Owned After Offering
Firment Trading Limited (1)(2)	4,474,475	61.8%	4,474,475	-	*

Lipati Shipping Company Limited (1)(3) 56 Pindou Street, Chalandri 152 33, Athens, Greece	428,928	5.9%	428,928	-	*

Alpine Navigation Co. (4) Ajeltake Road, Ajeltake Island Majuro, Marshall Islands, MH 96960	328,075	4.5%	328,075	-	*

Muse Trading Co. (5) Ajeltake Road, Ajeltake Island Majuro, Marshall Islands, MH 96960	326,577	4.5%	326,577	-	*

Kim Holdings S.A. (1)	250,157	3.5%	250,157	-	*

Jupiter Dividend & Growth Trust plc (6) 1 Grosvenor Place London, SW1X 7JJ, U.K.	178,833	2.5%	178,833	-	*

Unis Investments Ltd. (7) Trust Company Complex Ajeltake Road, Ajeltake Island Majuro, Marshall Islands, MH 96960	25,000	*	25,000	-	*

Elias S. Deftereos (1)	15,000	*	15,000	-	*

Amir Eilon (1)	10,401	*	10,401	-	*

Avery Holding Corp. (8) Trust Company Complex Ajeltake Road, Ajeltake Island Majuro, Marshall Islands, MH 96960	7,500	*	7,500	-	*

Arjun Batra (9) #06-04 Astrid Meadows 46B Coronation Road West Singapore 269262	6,250	*	6,250	-	*

Sherman Revocable Trust (10) 5840 East Joshua Tree Paradise Valley, Arizona 85253, U.S.A.	5,250	*	5,250	-	*

John Archibald Burdon-Cooper Cret William, Crieff Perthshire, PH7 4JY, Scotland	5,000	*	5,000	-	*

Malcolm John Morrisby 331 Chartridge Lane Chesham, Bucks HP5 2SQ, U.K.	5,000	*	5,000	-	*

George Nikas 25 Columbus Circle New York, New York 10019	4,975	*	4,975	-	*

Patricia Mary Morrisby 331 Chartridge Lane Chesham, Bucks HP5 2SQ, U.K.	4,000	*	4,000	-	*

Richard A. Hurowitz, Sasha C. Hurowitz M/NY/UTMA (11) 985 Fifth Avenue, Apt. 2B New York, New York 10075-0142	3,250	*	3,250	-	*

Richard A. Hurowitz, Asher C. Hurowitz M/NY/UTMA (11) 985 Fifth Avenue, Apt. 2B New York, New York 10075-0142	3,250	*	3,250	-	*

Bettina von Meyenburg Seestrasse 1 8704 Herrliberg, Switzerland	3,000	*	3,000	-	*

Claudia von Meyenburg Seestrasse 1 8704 Herrliberg, Switzerland	3,000	*	3,000	-	*

Olav zu Ermgassen 3 Cranmore Avenue, Osterley Isleworth, TW7 4QW, U.K.	2,556	*	2,556	-	*

George Charalambous 29 Dimitriou Biskini Str. 157 71, Athens, Greece	2,500	*	2,500	-	*

Jason Richard Higgins 3, The Granary Buildings, Millow Biggleswade, Bedfordshire SG18 8RH, U.K.	2,035	*	2,035	-	*

Winterflood Securities Ltd. (12) The Atrium Building, Cannon Bridge House 25 Dowgate Hill London, EC4R 2GA, U.K.	1,525	*	1,525	-	*

Christopher John Baker 7 Avenue Road, Dorridge Solihull, B93 8LD, U.K.	1,455	*	1,455	-	*

Raymond Edward Oakley The Old School House, Westbury Brackley, Northamptonshire, NN13 5JR, U.K.	1,250	*	1,250	-	*

Christopher William Owens 24, Pembridge Mews London, W11 3EQ, U.K.	1,250	*	1,250	-	*

Alastair Dickson 16 Charlotte Square Edinburgh, EH2 4DF, U.K.	1,150	*	1,150	-	*

IPM Sipp Administration Limited (13) Cintel House, Watton Road, Ware Hertfordshire, SG12 0AD, U.K.	1,091	*	1,091	-	*

Ioannis Papaioannou 27 Proteos Street 145 64, Kifisia, Greece	1,000	*	1,000	-	*

Graham Stewart Brandon Street Impstone House, Pamber Road, Silchester Reading, Berkshire RG7 2NU, U.K.	1,000	*	1,000	-	*

Ioannis Triarchos 3 Rue Adrien Lachenal Geneva 1207, Switzerland	1,000	*	1,000	-	*

Alastair Marshall Flat 28, Churchfield Mansions 321-345 New King’s Road Parsons Green, London SW6 4RA, U.K.	758	*	758	-	*

Brian Gregory Burroughs 6 Queen Mary Road Chesterfield, S40 3LB, U.K.	750	*	750	-	*

Charles Albert Vanbergen 24 Castle Court, Hadlow Road Tonbridge, Kent TN9 1QU, U.K.	750	*	750	-	*

Lazaridis Vassilis 24 B Kifissias Ave. 151 25, Marousi, Greece	750	*	750	-	*

Michael Emanuel Flat 7, 260 Elgin Avenue London, W9 1JD, U.K.	670	*	670	-	*

Jillian Sandra Kay Hellen 7 Owen Drive, Failand, Bristol, BS8 3UE, U.K.	597	*	597	-	*

Kishor Pindoria 66 Chapman Crescent, Harrow Middlesex, HA3 0TE U.K.	550	*	550	-	*

Kouniniotis Anoliki 8 D Tripia Street 151 21, Pefki, Greece	500	*	500	-	*

Kathleen Rowe Heigh Head, Mewith, Bentham Lancaster, LA2 7AV, U.K.	500	*	500	-	*

Jeffrey O. Parry (1)	472	*	472	-	*

Paul Lyon 7 Lime Road, Southville Bristol, BS3 ILS, U.K.	452	*	452	-	*

Robert David Cole Pastures Farm, Farm town, Coleorton Leicestershire, LE67 BFH, U.K.	379	*	379	-	*

Michael Francis and Margaret Woodhouse 45 St. Peter’s Road West Mersea, Essex C05 8LL, U.K.	330	*	330	-	*

Stephen Sharrock 58 Milnthorpe Road, Kendal Cumbria, LA9 5ND, U.K.	325	*	325	-	*

Peter Berchtold 5 Whitethorn Close Marple, Stockport SK6 6XP, U.K.	323	*	323	-	*

Andrew Timothy Harwood Green Farm House, Green Lane Hucclecote, Gloucester, U.K.	260	*	260	-	*

Christina Costaridi Crosby 51 Holland Park London, W11 3RS, U.K.	250	*	250	-	*

David Paul Fletcher 4 Waveney Hill, Oulton Broad Suffolk, NR32 3PR, U.K.	250	*	250	-	*

Christos Karaindros 24 B Kifissias Ave. 151 25, Marousi, Greece	250	*	250	-	*

Robert Woodland-Ferrari Eyot Lodge, Walton Lane Weybridge, Surrey, KT13 8LU	250	*	250	-	*

Carl Pollard 47 Avenue Clamart, Scunthorpe North Lincolnshire, DN15 8EQ, U.K.	216	*	216	-	*

Grahame Booth 64 Prince Charles Road Worksop, Nottinghamshire S81 7ER, U.K.	175	*	175	-	*

Robert Oliver Drummond Pine Ridge, Common Road, Ightham Sevenoaks, Kent TN15 9AY, U.K.	164	*	164	-	*

Andrew James Leese The School House, Fimber, Driffield East Yorkshire, YO25 9LY, U.K.	140	*	140	-	*

Lady DM White Aim c/o Kirkland House, Bruce Street Whithorn, Newton Stewart, Wigtownshire DG8 8PY, U.K.	135	*	135	-	*

Anthony King 1 Dean Road, Colebrode Plymouth, Devon, U.K.	121	*	121	-	*

Robert Neil Essex 22 Woodstock Road Bristol, BS6 7EJ, U.K.	111	*	111	-	*

Nikolaos Economides 6 Fokilidou Str 106 73 , Athens, Greece	100	*	100	-	*

Vosinaki Eleftheria 54 Papanastasiou 154 52, Athens, Greece	100	*	100	-	*

Sofia Gavriilidou 3 Psatha 152 37, Athens, Greece	100	*	100	-	*

Elias Konstantinidis 54 Papanastasiou 154 52, Athens, Greece	100	*	100	-	*

Vasilios Konstantinidis 30 Vas. Pavlou St 154 52, Athens, Greece	100	*	100	-	*

Giourgas Marinos 3 Psatha 152 37, Athens, Greece	100	*	100	-	*

Julia Naiboropenko Pontou 26 Athens 14572 Greece	100	*	100	-	*

Maria Platanopoulou Pontou 26 145 72, Athens, Greece	100	*	100	-	*

Stefanos Platanopoulos Pontou 26 145 72, Athens, Greece	100	*	100	-	*

Brian Sampson 114 Pinehurst Road Swindon, England, U.K.	100	*	100	-	*

Paul Charles Philip Bernardes 18 Carnarvon Grove Carlton, Nottingham, NG4 IRN, U.K.	72	*	72	-	*

Sandeep Modi 1F1, 13 Wardlaw Place Edinburgh, EH11 IUD, U.K.	50	*	50	-	*

James Barry Fox 40 Drumlee Road, Dungannon County Tyrone, Northern Ireland, BT71 7QD	44	*	44	-	*

Jennifer Mary Jackson 183 Pompallier Estate Drive, Maunu Whangarei, New Zealand, 0110	33	*	33	-	*

Sippdeal Trustees Limited (14) Trafford House, Chester Road Manchester, M32 0RS, U.K.	29	*	29	-	*

TOTAL	6,117,389		6,117,389	-

* Less than one percent.
(1) Individual or entity listed is one of our officers, directors or 5% shareholders, or owned by one of our officers or directors.
(2) Firment Trading Limited is beneficially owned by George Feidakis, the chairman of our board of directors, and owns more than 50% of our outstanding common shares.
(3) Ioannis Panayiotopoulos exercises dispositive and voting authority over the common shares owned by this entity.
(4) Poulengeris Sotiris exercises dispositive and voting authority over the common shares owned by this entity.
(5) Kazantzidis Ioannis exercises dispositive and voting authority over the common shares owned by this entity.
(6) Anthony Nutt, fund manager for Jupiter Asset Management Ltd, exercises dispositive and voting authority over the common shares held by Jupiter Dividend & Growth Trust plc.
(7) Georgios Melisanidis exercises dispositive and voting authority over the common shares owned by this entity.
(8) Mileua Maria Pappa exercises dispositive and voting authority over the common shares owned by this entity.
(9) Arjun Batra previously served as one of our non-executive directors.
(10) Aaron and Paula G. Sherman share beneficial ownership of the trust and both exercise dispositive and voting authority over the common shares owned by the trust.
(11) Richard A. Horowitz,is the indirect beneficial owner of, and, in his capacity as trustee, exercises dispositive and voting authority over, the common shares owned by the trust.
(12) Winterflood Securities Ltd is beneficially owned by Close Brothers Group plc, a publicly traded company listed on the London Stock Exchange.
(13) Maurice Daley exercises dispositive and voting authority over the common shares owned by this entity.
(14) Philip Sloan, in his capacity as trustee, exercises dispositive and voting authority over the common shares owned by the trust.

PRINCIPAL SHAREHOLDERS

The following table sets forth information concerning ownership of our common shares as of November 9, 2010 by persons who beneficially own more than 5.0% of our outstanding common shares, each person who is a director of our company, each executive officer named in this Prospectus and all directors and executive officers as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated in the footnotes to this table and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

The numbers of shares and percentages of beneficial ownership are based on approximately 7,241,865 common shares outstanding. All common shares owned by the shareholders listed in the table below have the same voting rights as other of our outstanding common shares.

The address for those individuals for which an address is not otherwise indicated is: c/o Globus Shipmanagement Corp., 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Athens, Greece.

Name and address of beneficial owner	Number of common shares beneficially owned as of November 19, 2010	Percentage of common shares beneficially owned as of November 19, 2010
George Feidakis(1)	4,474,475	61.8%
George Karageorgiou(2)	250,157	3.5%
Ioannis Panayiotopoulos(3)	428,928	5.9%
Commerzbank AG(4)	480,250	6.6%
Elias S. Deftereos	15,000	*
Amir Eilon	10,401	*
Jeffrey O. Parry	472	*

All executive officers and directors as a group (five persons)	4,750,505	65.6%

*Less than 1.0% of the outstanding shares.
(1) Mr. George Feidakis beneficially owns his common shares through Firment Trading Limited, a Cypriot company, for which he exercises sole voting and investment power through two companies that hold Firment Trading’s shares in trust for Mr. Feidakis.
(2) Mr. George Karageorgiou beneficially owns his common shares through Kim Holdings S.A., a Marshall Islands company, for which we believe he exercises sole voting and investment power.
(3) Mr. Ioannis Panayiotopoulos beneficially owns his common shares through Lipati Shipping Company Limited, a Cypriot company, for which we believe he exercises sole voting and investment power. Its address is 56 Pindou Street, Halandri, 152 33 Athens, Greece.
(4) To our knowledge, Commerzbank AG, a publicly traded company in Germany, purchased and holds the common shares for use in “contract for difference” transactions in order to hedge the trades of its own clients. Its address is P.O. Box 52715, 30 Gresham Street, London EC2P 2XY.

To the best of our knowledge, except as disclosed in the table above, we are not owned or controlled, directly or indirectly, by another corporation or by any foreign government. To the best of our knowledge, there are no agreements in place that could result in a change of control of us.

In the normal course of business, there have been institutional investors that buy and sell our shares. It is possible that significant changes in the percentage ownership of these investors will occur. Kairos Fund Limited, a company unrelated to us other than by its ownership of our shares, held more than five percent of our shares in 2009 and no longer holds any of our shares.

PLAN OF DISTRIBUTION

The selling shareholders of our common shares and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their common shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. The offering price of our common shares by the selling shareholders using this prospectus to sell such shares will be $11.60 per common share, based on the closing price of our common shares on November 23, 2010, the day prior to such effective date, and an exchange rate of U.K. pounds sterling:U.S. dollar of 1.0:1.6, until our shares are listed on the Nasdaq Global Market. Thereafter, the offering price of our common shares may be at prevailing market prices or at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

➢	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

➢	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

➢	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

➢	an exchange distribution in accordance with the rules of the applicable exchange;

➢	privately negotiated transactions;

➢	settlement of short sales entered into after the date of this prospectus;

➢	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

➢	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise entered into after the date of this prospectus; or

➢	any other method of sale permitted pursuant to applicable law; and

➢	a combination of any such methods of sale.

The selling shareholders may also transfer the securities by gift or sell the common shares in accordance with Rule 144 under the Securities Act. Please read “Shares Eligible for Future Sale.”

Agents or broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved, however compensation to a particular broker-dealer may be in excess of customary commissions. If the broker-dealer is unable to sell securities acting as agent for a selling shareholder, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire securities as principals may thereafter resell the securities from time to time in transactions on any stock exchange on which the securities are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.

The selling shareholders and any broker-dealers or agents that participate in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions.

In connection with the sale of our common shares or interests therein, the selling shareholders after the date the registration statement in which this prospectus forms a part is declared effective by the SEC may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common shares in the course of hedging the positions they assume.

The selling shareholders after the date the registration statement in which this prospectus forms a part is declared effective by the SEC may also sell our common shares short and deliver these securities to close out their short positions, or loan or pledge the common shares to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus.

Each selling shareholder has informed us that it is not a broker-dealer registered pursuant to Section 15(b) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, or an affiliate of a broker-dealer registered under the Exchange Act, and does not have any agreement or understanding, directly or indirectly, with any person to distribute these securities.

Any person participating in the distribution of common shares covered by this prospectus will be subject to applicable provisions of the Exchange Act and the applicable SEC rules and regulations, including, among others, Regulation M, which may limit the timing of purchases and sales of our common shares by that person.

We may suspend offers and sales of the common shares pursuant to the registration statement to which this prospectus relates in certain circumstances.

The offering by our selling shareholders pursuant to the registration statement to which this prospectus relates will continue until the earlier of one year following the date our registration statement to which this prospectus relates is declared effective, and such time as all securities covered by such registration statement have been sold or may be sold without volume restrictions pursuant to Rule 144(e) under the Securities Act.

We cannot assure you that the selling shareholders will sell all or any portion of the shares offered by this prospectus. In addition, we cannot assure you that a selling shareholder will not transfer shares by other means not described in this prospectus.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our articles of incorporation and bylaws that we adopted in connection with our redomiciliation into the Marshall Islands. The description does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the articles of incorporation and bylaws. Because the following is only a summary, it does not contain all information that you may find important.

AUTHORIZED CAPITAL

As of November 24, 2010, the authorized number of shares of us consisted of (1) 500,000,000 shares of common stock, par value $0.004 per share, (2) 100,000,000 shares of Class B common stock, par value $0.001 per share, which we refer to as the Class B shares, and (3) 100,000,000 preferred shares, par value $0.001 per share, which we refer to as the preferred shares. As of November 19, 2010, 7,241,865 of our common shares are outstanding. No Class B shares or preferred shares have been issued, nor has any series of preferred shares been designated. We intend to issue in December 2010 or in 2011 a special stock dividend of Class B shares to the holders of our common shares in a ratio of one Class B share for every number of common shares owned that we will determine in the future in connection with such dividend. We plan to issue this special stock dividend to protect the voting power of the current shareholders against future dilutions in the case of additional equity issuances. We also intend to issue one preferred share to Mr. Feidakis or his affiliate that will provide the holder with the ability to appoint any one person to be a director, who may also be the chairman of our board of directors, for so long as such holder and his or its affiliates also hold in the aggregate at least 30% of the voting power of our shares. Such preferred share will have no voting or dividend rights. There is no limitation on the right to own securities or the rights of non-resident shareholders to hold or exercise voting rights on our securities under Marshall Islands law or our articles of incorporation or bylaws.

We have financed our operations through funds raised in public and private placements of common shares. We also issued shares to our officers and employees as part of our incentive plan.

The following table shows our history of share capital for the last three years. None of the share numbers below prior to August 2010 reflect the 4:1 reverse split of our shares:

Effective Date of Issuance	Number of ordinary shares Issued	Price per share	Gross Proceeds or Fair Value of Share Transaction	Process/ Consideration
October 8, 2010	472	-	n/a	Payment for acting as board member
September 13, 2010	541	-	n/a	Payment for acting as board member
June 29, 2010	2,256	-	n/a	Payment for acting as board member
March 16, 2010	4,980	-	n/a	Payment for acting as board member
December 9, 2009	8,572	-	n/a	Payment for acting as board member
November 19,2009	171,052	-	n/a	Bonus payment for services rendered
September 15, 2009	8,888	-	n/a	Payment for acting as board member
June 16, 2009	8,000	-	n/a	Payment for acting as board member
April 9, 2009	8,450	-	n/a	Payment for acting as board member
March 5, 2009	85,760	-	n/a	Part of the annual compensation award
December 9, 2008	8,282	-	n/a	Payment for acting as board member
September 3, 2008	1,412	-	n/a	Payment for acting as board member
June 2, 2008	1,206	-	n/a	Payment for acting as board member
May 1, 2008	16,897	-	n/a	Bonus payment for services rendered
March 12, 2008	1,500	-	n/a	Payment for acting as board member
December 31, 2007	35,586	-	n/a	Bonus payment for services rendered
December 4, 2007	1,240	-	n/a	Payment for acting as board member
October 3, 2007	920	-	n/a	Payment for acting as board member
September 26, 2007	920	-	n/a	Payment for acting as board member
May 31, 2007	8,423,333	$5.9391	$50,027,000	Initial public offering on the AIM

Please read “Management—Board & Committee Practices” and “Management—The Incentive Plan—2009 Grants” and for a discussion of shares that may be awarded in the near future.

PURPOSE

Our objects and purposes, as provided in Section 1.3 of our articles of incorporation, are to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA.

COMMON SHARES AND CLASS B SHARES

Generally, Marshall Islands law provides that the holders of a class of stock of a Marshall Islands corporation are entitled to a separate class vote on any proposed amendment to the relevant articles of incorporation that would change the aggregate number of authorized shares or the par value of that class of shares or alter or change the powers, preferences or special rights of that class so as to affect it adversely. Except as described below, holders of our common shares and Class B shares will have equivalent economic rights, but holders of our common shares will be entitled to one vote per share and holders of our Class B shares will be entitled to 20 votes per share. Each holder of Class B shares (not including the Company and the Company’s subsidiaries) may convert, at its option, any or all of the Class B shares held by such holder into an equal number of common shares.

Except as otherwise provided by the BCA, holders of our common shares and Class B shares will vote together as a single class on all matters submitted to a vote of shareholders, including the election of directors.

The rights, preferences and privileges of holders of our shares are subject to the rights of the holders of any preferred shares which we may issue in the future.

Holders of our common shares do not have conversion, redemption or pre-emptive rights to subscribe to any of our securities.

PREFERRED SHARES

Our articles of incorporation authorize our board of directors to establish and issue up to 100 million preferred shares and to determine, with respect to any series of preferred shares, the rights and preferences of that series, including:

➢	the designation of the series;

➢	the number of preferred shares in the series;

➢	the preferences and relative participating option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

➢	the voting rights, if any, of the holders of the series (subject to terms set forth below with regard to the policy of our board of directors regarding preferred shares).

Our board of directors may issues preferred shares on terms calculated to discourage, delay or prevent a change of control of us or the removal of management. We intend to issue one preferred share to Mr. Feidakis or his affiliate that will provide the holder with the ability to appoint any one person to be a director, who may also be the chairman of our board of directors, for so long as such holder and his or its affiliates also hold in the aggregate at least 30% of the voting power of our shares. Such preferred share will have no voting or dividend rights.

LIQUIDATION

In the event of our dissolution, liquidation or winding up, whether voluntary or involuntary, after payment in full of the amounts, if any, required to be paid to our creditors and the holders of preferred shares, our remaining assets and funds shall be distributed pro rata to the holders of our common shares and Class B shares, and the holders of common shares and the holders of Class B shares shall be entitled to receive the same amount per share in respect thereof.

DIVIDENDS

Declaration and payment of any dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments will depend on a series of factors and risks described under “Risk Factors,” and includes risks relating to earnings, financial condition, cash requirements and availability, restrictions in our current and future loan arrangements, the provisions of the Marshall Islands law affecting the payment of dividends and other factors. The BCA generally prohibits the payment of dividends other than from paid-in capital in excess of par value and our earnings or while we are insolvent or if we would be rendered insolvent upon paying the dividend.

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common shares and Class B shares will be entitled to share equally in any dividends that our board of directors may declare from time to time out of funds legally available for dividends.

CONVERSION

Our common shares will not be convertible into any other shares of our capital stock. Each of our Class B shares will be convertible at any time at the election of the holder thereof into one of our common shares. All conversions will be effected on a one-for-one basis. We will not reissue or resell any Class B shares that shall have been converted into common shares.

DIRECTORS

Our directors will be elected by the vote of the plurality of the votes cast by holders with voting power of our voting shares. Our articles of incorporation provide that our board of directors must consist of at least three members. Shareholders may change the number of directors only by the affirmative vote of holders of a majority of the total voting power of our outstanding capital stock (subject to the rights of any holders of preferred shares). The board of directors may change the number of directors only by a majority vote of the entire board of directors. We intend to issue one preferred share to Mr. Feidakis or his affiliate that will provide the holder with the ability to appoint any one person to be a director, who may also be the chairman of our board of directors, for so long as such holder and his or its affiliates also hold in the aggregate at least 30% of the voting power of our shares. Such preferred share will have no voting or dividend rights.

No contract or transaction between us and one or more of our directors or officers will be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of our board of directors or committee thereof which authorizes the contract or transaction, or solely because his or her or their votes are counted for such purpose, if (1) the material facts as to his or her or their relationship or interest and as to the contract or transaction are disclosed or are known to our board of directors or the committee and the board of directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, or, if the votes of the disinterested directors are insufficient to constitute an act of the board of directors, by unanimous vote of the disinterested directors; or (2) the material facts as to his or her or their relationship or interest and as to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the shareholders.

CLASSIFIED BOARD OF DIRECTORS

Our articles of incorporation provide for a board of directors serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year.

REMOVAL OF DIRECTORS; VACANCIES

Our articles of incorporation provides that directors may be removed with or without cause upon the affirmative vote of holders of 66-2/3% of the total voting power of our outstanding capital stock. Our bylaws require parties to provide advance written notice of nominations for the election of directors other than the board of directors and shareholders holding 30% or more of the voting power of the aggregate number of our shares issued and outstanding and entitled to vote.

NO CUMULATIVE VOTING

The BCA provides that shareholders are not entitled to the right to cumulate votes in the election of directors unless our articles of incorporation provide otherwise. Our articles of incorporation prohibit cumulative voting.

SHAREHOLDER MEETINGS

Under our bylaws, annual shareholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called by the chairman of our board of directors, by resolution of our board of directors or by holders of 30% or more of the voting power of the aggregate number of our shares issued and outstanding and entitled to vote at such meeting. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.

DISSENTERS’ RIGHTS OF APPRAISAL AND PAYMENT

Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any amendment of our articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange to fix the value of the shares.

SHAREHOLDERS’ DERIVATIVE ACTIONS

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

AMENDMENT OF OUR ARTICLES OF INCORPORATION

Except as otherwise provided by law, any provision in our articles of incorporation requiring a vote of shareholders may only be amended by such a vote. Further, certain sections may only be amended by affirmative vote of the holders of at least a majority of the voting power of the voting shares.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF OUR ARTICLES OF INCORPORATION AND BYLAWS

Certain provisions of our articles of incorporation and bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a takeover attempt or hostile change of control that a shareholder may consider in its best interest, including those attempts that may result in a premium over the market price for our common shares held by shareholders.

Two Classes of Shares

As discussed above, our Class B shares will have 20 votes per share, while our common shares, which is the only class of shares that is currently outstanding and will be the only class of shares to be listed on an established U.S. securities exchange, will have one vote per share. Because of this share structure, any issuance of Class B shares may cause such holders to be able to significantly influence matters submitted to our shareholders for approval even if such holders and its affiliates come to own significantly less than 50% of the aggregate number of outstanding common shares and Class B shares. This control over shareholder voting could discourage others from initiating any potential merger, takeover or other change of control transaction that other shareholders may view as beneficial and which would require shareholder approval.

Blank Check Preferred Shares

Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 100 million shares of blank check preferred shares.

Classified Board of Directors

Our articles of incorporation provide for a board of directors serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. This classified board of directors provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

No Cumulative Voting

The BCA provides that shareholders are not entitled to the right to cumulate votes in the election of directors unless our articles of incorporation provide otherwise. Our articles of incorporation prohibit cumulative voting.

Calling of Special Meetings of Shareholders

Our bylaws provide that special meetings of our shareholders may be called only by the chairman of our board of directors, by resolution of our board of directors or by holders of 30% or more of the voting power of the aggregate number of our shares issued and outstanding and entitled to vote at such meeting.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our bylaws provide that, with a few exceptions, shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 150 days nor more than 180 days prior to the first anniversary date of the immediately preceding annual meeting of shareholders. Our bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

BUSINESS COMBINATIONS

Although the BCA does not contain specific provisions regarding “business combinations” between companies organized under or redomiciled pursuant to the laws of the Marshall Islands and “interested shareholders,” these provisions are contained in our articles of incorporation. Specifically, our articles of incorporation contain provisions that prohibit us from engaging in a business combination with an interested shareholder for a period of three years following the date of the transaction in which the person became an interested shareholder, unless, in addition to any other approval that may be required by applicable law:

➢
prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, our board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

➢
upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85.0% of our voting shares outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (1) persons who are directors and officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

➢
at or after the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the voting power of the voting shares that are not owned by the interested shareholder.

Among other transactions, a “business combination” includes any merger or consolidation of us or any directly or indirectly majority-owned subsidiary of ours with (1) the interested shareholder or any of its affiliates or (2) with any corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested shareholder. Generally, an “interested shareholder” is any person or entity (other than us and any direct or indirect majority-owned subsidiary of ours) that:

➢	owns 15.0% or more of our outstanding voting shares;

➢
is an affiliate or associate of ours and was the owner of 15.0% or more of our outstanding voting shares at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested shareholder; or

➢
is an affiliate or associate of any person listed in the first two bullets, except that any person who owns 15.0% or more of our outstanding voting shares, as a result of action taken solely by us will not be an interested shareholder unless such person acquires additional voting shares, except as a result of further action by us and not caused, directly or indirectly, by such person.

Additionally, the restrictions regarding business combinations do not apply to persons that became interested shareholders prior to the effectiveness of our articles of incorporation.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties. Our articles of incorporation include a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by law and provides that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses to our directors and officers and expect to carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and the directors’ and officers’ insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our articles of incorporation may discourage shareholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, may otherwise benefit us and our shareholders. In addition, an investor in our common shares may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for our common shares is Computershare Trust Company, N.A. Its principal business address is 250 Royall Street, Canton, Massachusetts 02021.

LISTING

Our common shares have been approved for listing on the Nasdaq Global Market under the symbol “GLBS,” subject to the effectiveness of the registration statement to which this prospectus relates.

REPUBLIC OF THE MARSHALL ISLANDS COMPANY CONSIDERATIONS

Upon our redomiciliation on November 24, 2010, our corporate affairs are governed by our articles of incorporation and bylaws and the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. While the BCA specifically incorporates the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, the rights and fiduciary responsibilities of directors under Marshall Islands law are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions and there have been few judicial cases in the Marshall Islands interpreting the BCA. Shareholder rights may differ as well. We cannot predict whether the Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more uncertainty and difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction that has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law, or DGCL, relating to shareholders’ rights.

BCA	DGCL
Shareholder Meetings
➢ Held at a time and place as designated in the bylaws	➢ May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors
➢ May be held within or outside the Marshall Islands	➢ May be held within or outside Delaware
➢ Notice:
o     Whenever shareholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting and indicate that it is being issued by or at the direction of the person calling the meeting
o     A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting

➢ Notice:
o     Whenever shareholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given that shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any
o     Written notice shall be given not less than 10 nor more than 60 days before the meeting

Shareholder’s Voting Rights
➢ Any action required to be taken by meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote	➢ Shareholders may act by written consent signed by the holders of outstanding shares having the number of votes necessary to take action at a meeting
➢ Any person authorized to vote may authorize another person to act for him by proxy	➢ Any person authorized to vote may authorize another person or persons to act for him by proxy
➢ Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting

➢ For stock corporations, the certificate of incorporation or bylaws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum

BCA	DGCL
➢ The articles of incorporation may provide for cumulative voting	➢ The certificate of incorporation may provide for cumulative voting

➢ Any two or more domestic corporations may merge into a single corporation if approved by the board and if authorized by a majority vote of the holders of outstanding shares at a shareholder meeting
➢ Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote by stockholders of each constituent corporation at an annual or special meeting

➢ Any sale, lease, exchange or other disposition of all or substantially all the assets of a corporation, if not made in the corporation’s usual or regular course of business, once approved by the board, shall be authorized by the affirmative vote of two-thirds of the shares of those entitled to vote at a shareholder meeting

➢ Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when and as so authorized by a resolution adopted by the holders of a majority of the outstanding stock of a corporation entitled to vote

➢ Any domestic corporation owning at least 90.0% of the outstanding shares of each class of another domestic corporation may merge such other corporation into itself without the authorization of the shareholders of any corporation

➢ Any corporation owning at least 90.0% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of stockholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called stockholder meeting

➢ Any mortgage, pledge of or creation of a security interest in all or any part of the corporate property may be authorized without the vote or consent of the shareholders, unless otherwise provided for in the articles of incorporation

➢ Any mortgage or pledge of a corporation’s property and assets may be authorized without the vote or consent of stockholders, except to the extent that the certificate of incorporation otherwise provides

Directors
➢ Board must consist of at least one member	➢ Board must consist of at least one member
➢ Number of members can be changed by an amendment to the bylaws, by the shareholders or by action of the board
➢ Number of members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation

➢ If the board is authorized to change the number of directors, it can only do so by an absolute majority (majority of the entire board)

BCA	DGCL
➢ Removal:	➢ Removal:
o     Any or all of the directors may be removed for cause by vote of the shareholders
o     If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the shareholders

o     Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote except: (1) unless the certificate of incorporation otherwise provides, in the case of a corporation whose board is classified, stockholders may effect such removal only for cause, or (2) if the corporation has cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there be classes of directors, at an election of the class of directors of which such director is a part

Dissenter’s Rights of Appraisal
➢ Shareholders have a right to dissent from a merger or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares	➢ Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to exceptions
➢ A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:
o     Alters or abolishes any preferential right of any outstanding shares having preference;
o     Creates, alters or abolishes any provision or right in respect to the redemption of any outstanding shares;
o     Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or
o     Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class

➢ The certificate of incorporation may provide that appraisal rights are available for shares as a result of an amendment to the certificate of incorporation, any merger or consolidation or the sale of all or substantially all of the assets

BCA	DGCL
Shareholder’s Derivative Actions
➢ An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law

➢ In any derivative suit instituted by a shareholder or a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law

➢ Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort
➢ Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic of the Marshall Islands
➢ Attorney’s fees may be awarded if the action is successful
➢ Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5.0% of any class of stock and the shares have a value of less than $50,000

TAXATION

MARSHALL ISLANDS TAX CONSIDERATIONS

The following discussion is the opinion of Watson, Farley & Williams (New York) LLP, our counsel as to matters of the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands and is applicable only to persons who do not reside in, maintain offices in or engage in business in the Marshall Islands.

Because we do not, and we do not expect that we or any of our future subsidiaries will, conduct business or operations in the Marshall Islands, and because we anticipate that all documentation related to any offerings of our securities will be executed outside of the Marshall Islands, under current Marshall Islands law our shareholders will not be subject to Marshall Islands taxation or withholding tax on our distributions. In addition, our shareholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of our common shares, and our shareholders will not be required by the Marshall Islands to file a tax return related to our common shares.

Each shareholder is encouraged to consult its own tax counsel or other advisor with regard to the legal and tax consequences under the laws of all pertinent jurisdictions, including the Marshall Islands, of its investment in us.

UNITED STATES TAX CONSIDERATIONS

This section is a discussion of the material United States federal income tax considerations that may be relevant to holders of our common shares who are individual citizens or residents of the United States and is the opinion of Watson, Farley & Williams (New York) LLP, counsel to the Company, insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. This discussion is based upon provisions of the Code, existing final, temporary and proposed regulations thereunder and current administrative rulings and court decisions, all as in effect on the effective date of the registration statement to which this prospectus relates and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. No rulings have been or are expected to be sought from the Internal Revenue Service, or IRS, with respect to any of the United States federal income tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions.

Further, the following summary does not deal with all United States federal income tax consequences applicable to any given holder of our common shares, nor does it address the United States federal income tax considerations applicable to categories of investors subject to special taxing rules, such as expatriates, banks, real estate investment trusts, regulated investment companies, insurance companies, tax-exempt organizations, dealers or traders in securities or currencies, partnerships, S corporations, estates and trusts, investors that hold their common shares as part of a hedge, straddle or an integrated or conversion transaction, investors whose “functional currency” is not the United States dollar or investors that own, directly or indirectly 10% or more of our stock by vote or value. Furthermore, the discussion does not address alternative minimum tax consequences or estate or gift tax consequences, or any state tax consequences, and is generally limited to people that will hold their common shares as “capital assets” within the meaning of Section 1221 of the Code. Each prospective shareholder is encouraged to consult, and discuss with his or her own tax advisor the United States federal, state, local and non-United States tax consequences particular to him or her of the acquisition, ownership or disposition of common shares. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. federal, tax returns that may be required of it.

Pursuant to U.S. Department of the Treasury regulations, the Company and its tax advisors hereby inform you that: (1) any tax advice contained in the registration statement to which this prospectus relates is not intended and was not written to be used, and cannot be used by any taxpayer, for the purposes of avoiding penalties that may be imposed on the taxpayer; and (2) each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

United States Federal Income Taxation of the Company

Taxation of Operating Income

Unless exempt from United States federal income taxation under the rules described below in “—The Section 883 Exemption,” a foreign corporation that earns only transportation income is generally subject to United States federal income taxation under one of two alternative tax regimes: (1) the 4% gross basis tax or (2) the net basis tax and branch profits tax. Because the Company following its redomiciliation and its subsidiaries are incorporated in the Marshall Islands and there is no comprehensive income tax treaty between the Marshall Islands and the United States, the Company and such subsidiaries cannot claim an exemption from this tax under a treaty.

The 4% Gross Basis Tax

The United States imposes a 4% United States federal income tax (without allowance of any deductions) on a foreign corporation’s United States source gross transportation income to the extent such income is not treated as effectively connected with the conduct of a United States trade or business. For this purpose, transportation income includes income from the use, hiring or leasing of a vessel, or the performance of services directly related to the use of a vessel (and thus includes time charter, spot charter and bareboat charter income). The United States source portion of transportation income is 50% of the income attributable to voyages that begin or end, but not both begin and end, in the United States. As a result of this sourcing rule the effective tax rate is 2% of the gross income attributable to U.S. voyages. Generally, no amount of the income from voyages that begin and end outside the United States is treated as United States source, and consequently none of the transportation income attributable to such voyages is subject to this 4% tax. Although the entire amount of transportation income from voyages that begin and end in the United States would be United States source, neither the Company nor any of its subsidiaries expects to have any transportation income from voyages that begin and end in the United States.

The Net Basis Tax and Branch Profits Tax

The Company and each of its subsidiaries do not expect to engage in any activities in the United States (other than port calls of its vessels) or otherwise have a fixed place of business in the United States. Nonetheless, if this situation were to change or if the Company or a subsidiary of the Company were to be treated as engaged in a United States trade or business, all or a portion of the Company’s or such subsidiary’s taxable income, including gain from the sale of vessels, could be treated as effectively connected with the conduct of this United States trade or business, or effectively connected income. Any effectively connected income, net of allowable deductions, would be subject to United States federal corporate income tax (with the highest statutory rate currently being 35%). In addition, an additional 30% branch profits tax would be imposed on the Company or such subsidiary at such time as the Company’s or such subsidiary’s after-tax effectively connected income is deemed to have been repatriated to the Company’s or subsidiary’s offshore office. The 4% gross basis tax described above is inapplicable to income that is treated as effectively connected income. A non-United States corporation’s United States source transportation income would be considered to be effectively connected income only if the non-United States corporation has or is treated as having a fixed place of business in the United States involved in the earning of the transportation income and substantially all of its United States source transportation income is attributable to regularly scheduled transportation (such as a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States). The Company and its vessel-owning subsidiaries believe that their vessels will not operate to and from the United States on a regularly scheduled basis. Based on the intended mode of shipping operations and other activities, the Company and its vessel-owning subsidiaries do not expect to have any effectively connected income.

The Section 883 Exemption

Both the 4% gross basis tax and the net basis and branch profits taxes described above are inapplicable to transportation income that qualifies for the Section 883 Exemption. To qualify for the Section 883 Exemption a foreign corporation must, among other things:

➢	be organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States (an “Equivalent Exemption”);

➢
satisfy one of the following three ownership tests (discussed in more detail below): (1) the more than 50% ownership test, or 50% Ownership Test, (2) the controlled foreign corporation test, or CFC Test or (3) the “Publicly Traded Test”; and

➢	meet certain substantiation, reporting and other requirements (which include the filing of United States income tax returns).

Following the Company’s redomiciliation into the Marshall Islands, it will be a Marshall Islands corporation, and each of the vessels in its fleet is owned by a separate wholly owned subsidiary organized in the Marshall Islands. The U.S. Department of the Treasury recognizes the Marshall Islands as a jurisdiction that grants an Equivalent Exemption; therefore, the Company and each of its vessel-owning subsidiaries meets the first requirement for the Section 883 Exemption.

The 50% Ownership Test

In order to satisfy the 50% Ownership Test, a non-United States corporation must be able to substantiate that more than 50% of the value of its shares is owned, directly or indirectly, by “qualified shareholders.” For this purpose, qualified shareholders are: (1) individuals who are residents (as defined in the Treasury regulations promulgated under Section 883 of the Code, or Section 883 Regulations) of countries, other than the United States, that grant an Equivalent Exemption, (2) non-United States corporations that meet the Publicly Traded Test of the Section 883 Regulations and are organized in countries that grant an Equivalent Exemption, or (3) certain foreign governments, non-profit organizations, and certain beneficiaries of foreign pension funds. In order for a shareholder to be a qualified shareholder, there generally cannot be any bearer shares in the chain of ownership between the shareholder and the taxpayer claiming the exemption (unless such bearer shares are maintained in a dematerialized or immobilized book-entry system as permitted under the Section 883 Regulations). A corporation claiming the Section 883 exemption based on the 50% Ownership Test must obtain all the facts necessary to satisfy the IRS that the 50% Ownership Test has been satisfied (as detailed in the Section 883 Regulations). For the taxable year that includes the effective date of the registration statement to which this prospectus relates, the Company believes that each of its vessel-owning subsidiaries should satisfy the 50% Ownership Test based on the beneficial ownership of more than 50% of the value of its shares by a qualifying shareholder, assuming that such shareholder meets all of the substantiation and reporting requirements under Section 883 of the Code and the Section 883 Regulations for such taxable year, and that each such subsidiary should therefore qualify for the Section 883 Exemption for such taxable year.

The CFC Test

The CFC Test requires that a non-United States corporation be treated as a controlled foreign corporation, or a CFC, for United States federal income tax purposes for more than half of the days in the taxable year. A CFC is a foreign corporation, more than 50% of the vote or value of which is owned by significant U.S. shareholders (meaning U.S. persons who own at least 10% of the voting power of the foreign corporation). In addition, more than 50% of the value of the shares of the CFC must be owned by qualifying U.S. persons for more than half of the days during the taxable year concurrent with the period of time that the company qualifies as a CFC. For this purpose, a qualifying U.S. person is defined as a U.S. citizen or resident alien, a domestic corporation or domestic trust, in each case, if such U.S. person provides the company claiming the exemption with an ownership statement. Please read “—United States Federal Income Taxation of the Company—The Publicly Traded Test.” Each of the Company and its subsidiaries will not be a CFC on the effective date of the registration statement to which this prospectus relates and, hence, the Company does not believe that the requirements of the CFC Test will be met in the near future with respect to the Company or any of its subsidiaries.

The Publicly Traded Test

The Publicly Traded Test requires that one or more classes of equity representing more than 50% of the voting power and value in a non-United States corporation be “primarily and regularly traded” on an established securities market either in the United States or in a foreign country that grants an Equivalent Exemption. The Section 883 Regulations provide, in relevant part, that the shares of a non-United States corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of shares that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. The Section 883 Regulations also generally provide that shares will be considered to be “regularly traded” on an established securities market if one or more classes of shares in the corporation representing in the aggregate more than 50% of the total combined voting power and value of all classes of shares of the corporation are listed on an established securities market. Also, with respect to each class relied upon to meet this requirement (1) such class of shares must be traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year, and (2) the aggregate number of shares of such class of shares traded on such market during the taxable year is at least 10% of the average number of shares of such class of shares outstanding during such year or as adjusted for a short taxable year. These two tests are deemed to be satisfied if such class of shares is traded on an established market in the United States and such shares are regularly quoted by dealers making a market in such shares.

Notwithstanding the foregoing, the Section 883 Regulations provide, in relevant part, that a class of shares will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of outstanding shares, to which we refer as the 5 Percent Override Rule.

For purposes of being able to determine the person who actually or constructively own 5% or more of the vote and value of the Company’s common shares, or 5% Shareholders, the Section 883 Regulations permit the Company to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as owning 5% or more of the Company’s common shares.

In the event the 5 Percent Override Rule is triggered, the Section 883 Regulations provide that such rule will not apply if the Company can establish that within the group of 5% Shareholders, there are sufficient qualified shareholders within the meaning of Section 883 and the Section 883 Regulations to preclude non-qualified shareholders in such group from owning 50% or more of the total value of the Company’s common shares for more than half the number of days during the taxable year.

The Company and its vessel-owning subsidiaries do not expect to rely on the Publicly Traded Test immediately after the registration statement to which this prospectus relates is declared effective because they expect to satisfy the 50% Ownership Test. The stock in the Company’s vessel-owning subsidiaries is not publicly traded, but if the Company meets the Publicly Traded Test described above, the Company may be a qualifying shareholder for purposes of applying the 50% Ownership Test as to any subsidiary claiming the Section 883 Exemption. However, if for any period after the Company issues the Class B shares, the common shares represent less than 50% of the voting power of the Company, the Company would not be able to satisfy the Publicly Traded Test for such period because less than 50% of the stock of the Company, measured by voting power, would be listed on an established securities market.

A foreign corporation can only claim the Section 883 Exemption if it receives the ownership statements required under the Section 883 Regulations certifying as to the matters required to satisfy the relevant ownership test, each an ownership statement. Each of our vessel-owning subsidiaries has received, or expects to receive, ownership statements, relating to the current taxable year, certifying the qualifying shareholder status of a shareholder beneficially owning more than 50% of the value of each such subsidiary’s stock and the status of intermediaries as required to support a claim by each vessel-owning subsidiary of the Section 883 Exemption.

Each of the Company’s vessel-owning subsidiaries has claimed the Section 883 Exemption on the basis that it satisfies the 50% Ownership Test and the Company intends to continue to comply with the substantiation, reporting and other requirements that are applicable under Section 883 of the Code to enable such subsidiaries to claim the exemption on this basis.

In the future, if the shareholders or the relative ownership in the Company changes, if the Company believes that it (or its subsidiaries) can qualify for the Section 883 Exemption, each shareholder who is or may be a qualifying person will be asked to provide to the Company an ownership statement for purposes of substantiating the relevant company’s entitlement for the exemption. An ownership statement is required to be signed by the shareholder under penalties of perjury and contains information regarding the residence of the shareholder and its ownership in the company claiming the Section 883 Exemption. If the Company or a subsidiary needs to obtain additional ownership statements in order to establish a Section 883 Exemption, there is no guarantee that shareholders representing a sufficient ownership interest in the Company or any of its subsidiaries will provide ownership statements to the relevant company so that it will satisfy any of the Section 883 ownership tests and the Section 883 Exemption would not apply to the Company. If in future years the shareholders fail to update or correct such statements, the Company and its subsidiaries may not continue to qualify for the Section 883 Exemption.

A corporation’s qualification for the Section 883 Exemption is determined for each taxable year. If the Company and/or its subsidiaries were not to qualify for the Section 883 Exemption in any year, the United States income taxes that become payable would have a negative effect on the business of the Company and its subsidiaries, and would result in decreased earnings available for distribution to the Company’s shareholders.

United States Taxation of Gain on Sale of Vessels

If the Company’s subsidiaries qualify for the Section 883 Exemption, then gain from the sale of any vessel would be exempt from tax under Section 883. If, however, the gain is not exempt from tax under Section 883, the Company will not be subject to United States federal income taxation with respect to such gain provided that the income from the vessel has never constituted effectively connected income and that the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. To the extent possible, the Company will attempt to structure any sale of a vessel so that it is considered to occur outside of the United States.

United States Federal Income Taxation of United States Holders

As used herein, “United States Holder” means a beneficial owner of the Company’s common shares that is an individual citizen or resident of the United States for United States federal income tax purposes, a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), an estate the income of which is subject to United States federal income taxation regardless of its source or a trust where a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Code) have the authority to control all substantial decisions of the trust (or a trust that has made a valid election under U.S. Department of the Treasury regulations to be treated as a domestic trust). A “Non-United States Holder” generally means any owner (or beneficial owner) of common shares that is not a United States Holder, other than a partnership. If a partnership holds common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding common shares should consult their own tax advisors regarding the tax consequences of an investment in the common shares (including their status as United States Holders or Non-United States Holders).

Distributions

Subject to the discussion of PFICs below, any distributions made by the Company with respect to the common shares to a United States Holder will generally constitute dividends, which may be taxable as ordinary income or qualified dividend income as described in more detail below, to the extent of the Company’s current or accumulated earnings and profits as determined under United States federal income tax principles. Distributions in excess of the Company’s earnings and profits will be treated as a nontaxable return of capital to the extent of the United States Holder’s tax basis in its common shares and, thereafter, as capital gain. United States Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us.

Dividends paid on the shares of a non-U.S. corporation to an individual generally will not be treated as qualified dividend income that is taxable at a maximum tax rate of 15% through 2010. The preferential rate of federal tax on qualified dividends will expire unless Congress enacts legislation to extend it beyond December 31, 2010. However, under the law in effect through December 31, 2010, dividends paid in respect of the Company’s common shares may qualify as qualified dividend income if: (1) the common shares are readily tradable on an established securities market in the United States; (2) the Company is not a PFIC for the taxable year during which the dividend is paid or in the immediately preceding taxable year; (3) the United States Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend and (4) the United States Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. The first requirement is expected to be met shortly after the registration statement to which this prospectus relates is declared effective after our common shares are listed on the Nasdaq Global Market. The second requirement is expected to be met as more fully described below under “—Consequences of Possible PFIC Classification.” Satisfaction of the final two requirements will depend on the particular circumstances of each United States Holder. Consequently, if any of these requirements are not met, the dividends paid to individual United States Holders in respect of the Company’s common shares would not to be treated as qualified dividend income and would be taxed as ordinary income at ordinary rates.

After December 31, 2010, dividend income will be taxed at ordinary interest rates and, therefore, the rate on such dividend income will increase, unless Congress enacts legislation to extend the preferential rates. However, legislation has been proposed in the past and may again be proposed in the future that would have the effect of classifying dividends paid by the Company as other than qualified dividends, with the result that no United States Holder would be eligible for the preferential tax rates applicable to qualified dividend income even if the preferential rate is extended.

Amounts taxable as dividends generally will be treated as income from sources outside the United States and will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. However, if (1) the Company is 50% or more owned, by vote or value, by United States persons and (2) at least 10% of the Company’s earnings and profits are attributable to sources within the United States, then for foreign tax credit purposes, a portion of our dividends would be treated as derived from sources within the United States. Under such circumstances, with respect to any dividend paid for any taxable year, the United States source ratio of the Company’s dividends for foreign tax credit purposes would be equal to the portion of the Company’s earnings and profits from sources within the United States for such taxable year, divided by the total amount of the Company’s earnings and profits for such taxable year.

Consequences of Possible PFIC Classification

A non-United States entity treated as a corporation for United States federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either: (1) 75% or more of its gross income is “passive” income or (2) 50% or more of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income. If a corporation is a PFIC in any taxable year that a person holds shares in the corporation (and was not a qualified electing fund with respect to such year, as discussed below), the shares held by such person will be treated as shares in a PFIC for all future years (absent an election which, if made, may require the electing person to pay taxes in the year of the election). A United States Holder of shares in a PFIC would be required to file an annual information return on IRS Form 8621 containing information regarding the PFIC as required by U.S. Department of the Treasury regulations.

While there are legal uncertainties involved in this determination, including as a result of adverse recent case law described herein, based upon the Company’s and its subsidiaries’ expected operations as described herein and based upon the current and expected future activities and operations of the Company and its subsidiaries, the income of the Company and such subsidiaries from time charters should not constitute “passive income” for purposes of applying the PFIC rules, and the assets that the Company owns for the production of this time charter income should not constitute passive assets for purposes of applying the PFIC rules.

Although there is no legal authority directly on point, this view is based principally on the position that the gross income that the Company and its subsidiaries derive from time charters constitutes services income rather than passive rental income. Recently, the Fifth Circuit Court of Appeals decided in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir., April 13, 2009), that a typical time charter is a lease, and not a contract for the provision of transportation services. In that case, the court was considering a tax issue that turned on whether the taxpayer was a lessor where a vessel was under a time charter, and the court did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of the Tidewater case is applied to the Company’s situation and the Company’s or its subsidiaries’ time charters are treated as leases, the Company’s or its subsidiaries’ time charter income could be classified as rental income and the Company would be a PFIC unless more than 25% of the income of the Company (taking into account the subsidiary look through rule) is from spot charters plus other active income or an active leasing exception applies. The IRS has announced that it will not follow the reasoning of the Tidewater case and would have treated the income from the time charters at issue in that case as services income, including for other purposes of the Code. The Company intends to take the position that all of its time, voyage and spot chartering activities will generate active services income and not passive leasing income, but in the absence of direct legal authority specifically relating to the Code provisions governing PFICs, the IRS or a court could disagree with this position. Although the matter is not free from doubt as described herein, based on the current operations and activities of the Company and its subsidiaries and on the relative values of the vessels in the Company’s fleet and the charter income in respect of the vessels, Globus Maritime Limited should not be treated as a PFIC during the taxable year in which the registration statement to which this prospectus relates is declared effective.

Based on the Company’s intention and expectation that the Company’s subsidiaries’ income from spot, time and voyage chartering activities plus other active operating income will be greater than 25% of the Company’s total gross income at all relevant times and that the gross value of the vessels subject to such time, voyage or spot charters will exceed the gross value of all other assets the Company owns at all relevant times, Globus Maritime Limited does not expect that it will constitute a PFIC with respect to a taxable year in the near future.

The Company will try to manage its vessels and its business so as to avoid being classified as a PFIC for a future taxable year; however there can be no assurance that the nature of the Company’s assets, income and operations will remain the same in the future (notwithstanding the Company’s current expectations). Additionally, no assurance can be given that the IRS or a court of law will accept the Company’s position that the time charters that the Company’s subsidiaries have entered into or any other time charter that the Company or a subsidiary may enter into will give rise to active income rather than passive income for purposes of the PFIC rules, or that future changes of law will not adversely affect this position. The Company has not obtained a ruling from the IRS on its time charters or its PFIC status and does not intend to seek one. Any contest with the IRS may materially and adversely impact the market for the common shares and the prices at which they trade. In addition, the costs of any contest on the issue with the IRS will result in a reduction in cash available for distribution and thus will be borne indirectly by the Company’s shareholders.

If Globus Maritime Limited were to be classified as a PFIC in any year, each United States Holder of the Company’s shares will be subject (in that year and all subsequent years) to special rules with respect to: (1) any “excess distribution” (generally defined as any distribution received by a shareholder in a taxable year that is greater than 125% of the average annual distributions received by the shareholder in the three preceding taxable years or, if shorter, the shareholder’s holding period for the shares), and (2) any gain realized upon the sale or other disposition of the common shares. Under these rules:

➢	the excess distribution or gain will be allocated ratably over the United States Holder’s holding period;

➢	the amount allocated to the current taxable year and any year prior to the first year in which the Company was a PFIC will be taxed as ordinary income in the current year; and

➢
the amount allocated to each of the other taxable years in the United States Holder’s holding period will be subject to United States federal income tax at the highest rate in effect for the applicable class of taxpayer for that year, and an interest charge will be added as though the amount of the taxes computed with respect to these other taxable years were overdue.

In order to avoid the application of the PFIC rules, United States Holders may make a qualified electing fund, or a QEF, election provided in Section 1295 of the Code in respect of their common shares. Even if a United States Holder makes a QEF election for a taxable year of the Company, if the Company was a PFIC for a prior taxable year during which such holder held the common shares and for which such holder did not make a timely QEF election, the United States Holder would also be subject to the more adverse rules described above. Additionally, to the extent any of the Company’s subsidiaries is a PFIC, an election by a United States Holder to treat Globus Maritime Limited as a “Qualifying Electing Fund” would not be effective with respect to such holder’s deemed ownership of the stock of such subsidiary and a separate QEF election with respect to such subsidiary is required. In lieu of the PFIC rules discussed above, a United States Holder that makes a timely, valid QEF election will, in very general terms, be required to include its pro rata share of the Company’s ordinary income and net capital gains, unreduced by any prior year losses, in income for each taxable year (as ordinary income and long-term capital gain, respectively) and to pay tax thereon, even if no actual distributions are received for that year in respect of the common shares and even if the amount of that income is not the same as the amount of actual distributions paid on the common shares during the year. If the Company later distributes the income or gain on which the United States Holder has already paid taxes under the QEF rules, the amounts so distributed will not again be subject to tax in the hands of the United States Holder. A United States Holder’s tax basis in any common shares as to which a QEF election has been validly made will be increased by the amount included in such United States Holder’s income as a result of the QEF election and decreased by the amount of nontaxable distributions received by the United States Holder. On the disposition of a common share, a United States Holder making the QEF election generally will recognize capital gain or loss equal to the difference, if any, between the amount realized upon such disposition and its adjusted tax basis in the common share. In general, a QEF election should be made by filing a Form 8621 with the United States Holder’s federal income tax return on or before the due date for filing such Holder’s federal income tax return for the first taxable year for which the Company is a PFIC or, if later, the first taxable year for which the United States Holder held common shares. In this regard, a QEF election is effective only if certain required information is made available by the PFIC. Subsequent to the date that the Company first determines that it is a PFIC, the Company will use commercially reasonable efforts to provide any United States Holder of common shares, upon request, with the information necessary for such United States Holder to make the QEF election.

In addition to the QEF election, Section 1296 of the Code permits United States Holders to make a “mark-to-market” election with respect to marketable shares in a PFIC, generally meaning shares regularly traded on a qualified exchange or market and certain other shares considered marketable under U.S. Department of the Treasury regulations. As the Company’s common shares are expected to be listed on an established securities market after the registration statement to which this prospectus relates is declared effective, such common shares may be marketable for purposes of this election. If a United States Holder makes a mark-to-market election in respect of its common shares, such United States Holder generally would, in each taxable year: (1) include as ordinary income the excess, if any, of the fair market value of the common shares at the end of the taxable year over such United States Holder’s adjusted tax basis in the common shares, and (2) be permitted an ordinary loss in respect of the excess, if any, of such United States Holder’s adjusted tax basis in the common shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election (with the United States Holder’s basis in the common shares being increased and decreased, respectively, by the amount of such ordinary income or ordinary loss). The consequences of this election are generally less favorable than those of a QEF election for United States Holders that are sensitive to the distinction between ordinary income and capital gain, although this is not necessarily the case.

United States Holders are urged to consult their tax advisors as to the consequences of making a mark-to-market or QEF election, as well as other United States federal income tax consequences of holding shares in a PFIC.

As previously indicated, if the Company were to be classified as a PFIC for a taxable year in which the Company pays a dividend or the immediately preceding taxable year, dividends paid by the Company would not constitute “qualified dividend income” and, hence, would not be eligible for the reduced rate of United States federal income tax that is available through 2010.

Consequences of Controlled Foreign Corporation Classification of the Company

If more than 50% of either the total combined voting power of the shares of the Company entitled to vote or the total value of all of the Company’s outstanding shares were owned, directly, indirectly or constructively by (i) citizens or residents of the United States, (ii) U.S. partnerships or corporations, or U.S. estates or trusts (as defined for U.S. federal income tax purposes), each of which owned, directly, indirectly or constructively 10% or more of the total combined voting power of the Company shares entitled to vote (each a “U.S. Shareholder”), the Company and its wholly owned subsidiaries generally would be treated as CFCs. U.S. Shareholders of a CFC are treated as receiving current distributions of their shares of Subpart F Income of the CFC even if they do not receive actual distributions. The Company or its subsidiaries may have income that would be treated as Subpart F Income, such as interest income, services income of Globus Shipmanagement or passive leasing income in respect of vessel charters. (Please read “—United States Federal Income Taxation of United States Holders—Consequences of Possible PFIC Classification”). Consequently, any United States Holders who are also U.S. Shareholders may be required to include in their U.S. federal taxable income their pro rata share of the Subpart F income of the Company and its subsidiaries, regardless of the amount of cash distributions received. The Company believes that its time charter income will not be treated as passive rental income, but there can be no assurance that the IRS will accept this position. Please read “—United States Federal Income Taxation of United States Holders—Consequences of Possible PFIC Classification.”

In the case where the Company and its subsidiaries are CFCs, to the extent that the Company’s distributions to a United States Holder who is also a U.S. Shareholder are attributable to prior inclusions of Subpart F income of such United States Holder, such distributions are not required to be reported as additional income of such United States Holder.

Whether or not the Company or a subsidiary will be a CFC will depend on the identity of the shareholders of the Company during each taxable year of the Company. As of the date of this prospectus, the Company should not be a CFC based on the current shareholders in the Company.

If the Company or one of its subsidiaries is a CFC, certain burdensome U.S. federal income tax and administrative requirements would apply to United States Holders that are U.S. Shareholders, but such United States Holders generally would not also be subject to all of the requirements generally applicable to owners of a PFIC. For example, a United States Holder that is a U.S. Shareholder will be required to annually file IRS Form 5471 to report certain aspects of its indirect ownership of a CFC. United States Holders should consult with their own tax advisors as to the consequences to them of being a U.S. Shareholder in a CFC.

Sale, Exchange or Other Disposition of Common Shares

A United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of common shares in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder’s tax basis in such common shares. Assuming the Company does not constitute a PFIC for any taxable year, this gain or loss will generally be treated as long-term capital gain or loss if the United States Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. A United States Holder’s ability to deduct capital losses is subject to severe limitations.

A United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of common shares in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder’s tax basis in such shares.

If a United States Holder’s holding period for the common shares is more than one year, the gain or loss will be long-term capital gain or loss assuming that the Company does not constitute a PFIC for any taxable year.

United States Federal Income Taxation of Non-United States Holders

A Non-United States Holder will generally not be subject to United States federal income tax on dividends paid in respect of the common shares or on gains recognized in connection with the sale or other disposition of the common shares provided that the Non-United States Holder makes certain tax representations regarding the identity of the beneficial owner of the common shares, that such dividends or gains are not effectively connected with the Non-United States Holder’s conduct of a United States trade or business and that, with respect to gain recognized in connection with the sale or other disposition of the common shares by a non-resident alien individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition and other conditions are met. If the Non-United States Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common shares, including dividends and gain from the sale, exchange or other disposition of the common stock, that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed above relating to the taxation of United States Holders.

Backup Withholding and Information Reporting

Information reporting to the IRS may be required with respect to payments on the common shares and with respect to proceeds from the sale of the common shares. With respect to Non-United States Holders, copies of such information returns may be made available to the tax authorities in the country in which the Non-United States Holder resides under the provisions of any applicable income tax treaty or exchange of information agreement. A “backup” withholding tax may also apply to those payments if:

➢
a holder of the common shares fails to provide certain identifying information (such as the holder’s taxpayer identification number or an attestation to the status of the holder as a Non-United States Holder);

➢	such holder is notified by the IRS that he or she has failed to report all interest or dividends required to be shown on his or her federal income tax returns; or

➢	in certain circumstances, such holder has failed to comply with applicable certification requirements.

Backup withholding is not an additional tax and may be refunded (or credited against the holder’s United States federal income tax liability, if any), provided that certain required information is furnished to the IRS in a timely manner.

United States Holders of common shares may be required to file forms with the IRS under the applicable reporting provisions of the Code. For example, such United States Holders may be required, under Sections 6038, 6038B and/or 6046 of the Code, to supply the IRS with certain information regarding the United States Holder, other United States Holders and the Company if (1) such person owns at least 10% of the total value or 10% of the total combined voting power of all classes of shares entitled to vote or (2) the acquisition, when aggregated with certain other acquisitions that may be treated as related under applicable regulations, exceeds $100,000. In the event a United States Holder fails to file a form when required to do so, the United States Holder could be subject to substantial tax penalties.

Non-United States Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

We encourage each United States Holder and Non-United States Holder to consult with his, her or its own tax advisor as to the particular tax consequences to him, her or it of holding and disposing of the Company’s common shares, including the applicability of any federal, state, local or foreign tax laws and any proposed changes in applicable law.

EXPENSES OF ISSUANCE AND DISTRIBUTION

We estimate our expenses in connection with the distribution by our selling shareholders of our common shares in this offering, other than the underwriting discounts and commissions, which, if any, will be paid by our selling shareholders, will be as follows:

SEC Registration Fee	$4,065
Printing and Engraving Expenses	6,000
Legal Fees and Expenses	150,000
Accountants’ Fees and Expenses	170,000
Nasdaq Listing Fee	125,000
Transfer Agent’s Fees and Expenses	6,000
Miscellaneous Costs	50,000
Total	$511,065

LEGAL MATTERS

The validity of our common shares and certain other legal matters with respect to the laws of the Marshall Islands and other legal matters relating to United States law will be passed upon for us by Watson, Farley & Williams (New York) LLP, New York, New York.

EXPERTS

The consolidated financial statements of Globus Maritime Limited as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009, appearing in this prospectus and registration statement have been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A., independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The sections in this prospectus entitled “Risk Factors,” “The Dry Bulk Industry,” and the statistical and graphical information contained therein, and “Business,” and in any other instance where Drewry has been identified as the source of information included in this prospectus, have been reviewed by Drewry, which has confirmed to us that it accurately describes the dry bulk shipping market industry.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to our common shares offered by this prospectus. This prospectus is a part of that registration statement. For the purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement we filed. Each statement made in this prospectus concerning a document filed as an exhibit to the registration statement is qualified by reference to that exhibit for a complete statement of its provisions. The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

As a “foreign private issuer,” we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. In addition, as a “foreign private issuer,” our officers, directors and principal shareholders will be exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

ENFORCEABILITY OF CIVIL LIABILITIES

As of November 24, 2010, we are a Marshall Islands corporation and our executive offices are located outside of the United States. Certain of our directors, executive officers and some of the experts named in this prospectus reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors, executive officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

Furthermore, there is substantial doubt that the courts of the Marshall Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

GLOSSARY

The following are definitions of certain terms that are commonly used in the shipping industry and in this prospectus:

Annual survey. The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

Ballast. A voyage during which the vessel is not laden with cargo.

Bareboat charter. A charter of a vessel under which the shipowner is usually paid a fixed daily or monthly rate for a certain period of time during which the charterer is responsible for the vessel operating expenses and voyage expenses of the vessel and for the management of the vessel. In this case, all voyage related costs, including vessel fuel, or bunker, and port dues as well as all vessel operating expenses, such as day-to-day operations, maintenance, crewing and insurance are paid by the charterer. A bareboat charter is also known as a “demise charter” or a “time charter by demise” and involves the use of a vessel usually over longer periods of time ranging over several years. The owner of the vessel receives monthly charter hire payments on a per day basis and is responsible only for the payment of capital costs related to the vessel.

Bunkers. Fuel oil used to operate a vessel’s engines, generators and boilers.

Capesize. A dry bulk vessel with a cargo-carrying of approximately 110,000 to 199,999 dwt. These vessels generally operate along long haul iron ore and coal trade routes. Only the largest ports around the world possess the infrastructure to accommodate vessels of this size.

Charter. The hire of a vessel for a specified period of time or to carry a cargo for a fixed fee from a loading port to a discharging port. The contract for a charter is called a charterparty.

Charterer. The company that hires a vessel pursuant to a charter.

Charter hire. Money paid to the shipowner by a charterer for the use of a vessel under a time charter or bareboat charter. Such payments are usually made during the course of the charter every 15 or 30 days in advance or in arrears by multiplying the daily charter rate times the number of days and, under a time charter only, subtracting any time the vessel was deemed to be off-hire. Under a bareboat charter such payments are usually made monthly and are calculated on a 360 or 365 day calendar year basis.

Charter rate. The amount of money agreed between the charterer and the shipowner accrued on a daily or monthly basis that is used to calculate the vessel’s charter hire.

Classification society. An independent society that certifies that a vessel has been built and maintained according to the society’s rules for that type of vessel and complies with the applicable rules and regulations of the country in which the vessel is registered, as well as the international conventions which that country has ratified. A vessel that receives its certification is referred to as being “in class” as of the date of issuance.

Deadweight ton or “dwt”. A unit of a vessel’s capacity for cargo, fuel oil, stores and crew, measured in metric tons. A vessel’s dwt or total deadweight is the total weight the vessel can carry when loaded to a particular load line.

Draft. Vertical distance between the waterline and the bottom of the vessel’s keel.

Dry bulk. Non-liquid cargoes of commodities shipped in an unpackaged state.

Dry bulk vessels. Vessels which are specially designed and built to carry large volumes of dry bulk.

Drydocking. The removal of a vessel from the water for inspection and/or repair of those parts of a vessel which are below the water line. During drydockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications issued. Drydockings are generally required once every 30 to 60 months.

Freight. Money paid to the shipowner by a charterer for the use of a vessel under a voyage charter. Such payment is usually made on a lump-sum basis upon loading or discharging the cargo and is derived by multiplying the tons of cargo loaded on board by the cost per cargo ton, as agreed to transport that cargo between the specific ports.

Gross ton. A unit of measurement for the total enclosed space within a vessel equal to 100 cubic feet or 2.831 cubic meters used in arriving at the calculation of gross tonnage.

Handymax. Handymax vessels have a cargo carrying capacity of approximately 40,000 to 59,999 dwt. These vessels operate on a large number of geographically dispersed global trade routes, carrying primarily grains and minor bulks. Vessels that are less than 60,000 dwt are sometimes built with on-board cranes enabling them to load and discharge cargo in countries and ports with limited infrastructure. These vessels are generally called “geared” vessels.

Handysize. Handysize vessels have a cargo carrying capacity of approximately 10,000 to 39,999 dwt. These vessels carry exclusively minor bulk cargo. Increasingly, these vessels are operating on regional trading routes. Handysize vessels are well suited for small ports with length and draft restrictions that may lack the infrastructure for cargo loading and unloading.

Hull. Shell or body of a vessel.

IMO. International Maritime Organization, a United Nations agency that issues international regulations and standards for seaborne transportation.

Intermediate survey. The inspection of a vessel by a classification society surveyor which takes place between two and three years before and after each special survey for such vessel pursuant to the rules of international conventions and classification societies.

Kamsarmax. Kamsarmax vessels (sometimes known as Post Panamax) have a cargo carrying capacity of approximately 80,000 to 109,999 dwt. These vessels tend to be shallower and have a larger beam than a standard Panamax vessel with a higher cubic capacity. These vessels have been designed specifically for loading high cubic cargoes from draught restricted ports, and cannot transit the Panama Canal.

Metric ton. A unit of weight equal to 1,000 kilograms.

Newbuilding. A new vessel under construction or just completed.

Off-hire. The period a vessel is unable to perform the services for which it is required under a time charter. Off-hire periods typically include days spent undergoing repairs and drydocking, whether or not scheduled.

OPA. Oil Pollution Act of 1990 of the United States, as amended.

Orderbook. The orderbook refers to the total number of currently placed orders for the construction of vessels or a specific type of vessel worldwide.

Panamax. Panamax vessels have a cargo carrying capacity of approximately 60,000 to 79,999 dwt of maximum length, depth and draft capable of passing fully loaded through the Panama Canal. The ability of Panamax vessels to pass through the Panama Canal makes them more versatile than larger vessels. Panamax dry bulk vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers.

Protection and indemnity (or P&I) insurance. Insurance obtained through mutual associations (called “P&I clubs”) formed by vessel-owners to provide liability insurance protection against a large financial loss by one member by contribution towards that loss by all members. To a great extent, the risks are reinsured.

Scrapping. The disposal of old or damaged vessel tonnage by way of sale as scrap metal.

Sister ships. Vessels of the same type and specification which were built by the same shipyard.

SOLAS. The International Convention for the Safety of Life at Sea 1974, as amended, adopted under the auspices of the IMO.

Special survey. An extensive inspection of a vessel by classification society surveyors that must be completed within five years. Special surveys require a vessel to be drydocked.

Spot charter. A spot charter is an industry term referring to both voyage and trip time charters. These charters are referred to as spot charters or spot market charters due to their short term duration, consisting mostly of a single voyage between one load port and one discharge port.

Strict liability. Liability that is imposed without regard to fault.

Supramax. Supramax vessels have a cargo carrying capacity of approximately 50,000 to 59,999 dwt. These vessels normally offer cargo loading and unloading flexibility with on-board cranes, while at the same time possess the cargo carrying capability approaching conventional Panamax bulk vessels.

Tanker. Vessel designed for the carriage of liquid cargoes in bulk with cargo space consisting of many tanks. Tankers carry a variety of products including crude oil, refined petroleum products and liquid chemicals. The vessel may have equipment designed for the loading and unloading of cargoes with a high viscosity.

TCE. Time charter equivalent, a standard industry measure of the average daily revenue performance of a vessel. The TCE rate achieved on a given voyage is expressed in U.S. dollars/day and is generally calculated by subtracting voyage expenses, including bunkers and port charges, from voyage revenue and dividing the net amount (time charter equivalent revenues) by the round-trip voyage duration. TCE is a standard seaborne transportation industry performance measure used primarily to compare period-to-period changes in a seaborne transportation company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed during specific periods.

Time charter. A time charter is a contract under which a charterer pays a fixed daily hire rate on a semi-monthly or monthly basis for a fixed period of time for use of the vessel. Subject to any restrictions in the charter, the charterer decides the type and quantity of cargo to be carried and the ports of loading and unloading. The charterer pays the voyage related expenses such as fuel, canal tolls, and port charges. The shipowner pays all vessel operating expenses such as the management expenses and crew costs as well as for the capital costs of the vessel. Any delays at port or during the voyages are the responsibility of the charterer, save for certain specific exceptions such as loss of time arising from vessel breakdown and routine maintenance.

Vessel operating expenses. The costs of operating a vessel that is incurred during a charter, primarily consisting of crew wages and associated costs, insurance premiums, lubricants and spare parts, and repair and maintenance costs. Vessel operating expenses exclude fuel and port charges, which are known as
“voyage expenses.” For a time charter, the vessel-owner pays vessel operating expenses. For a bareboat charter, the charterer pays vessel operating expenses.

Voyage charter. A voyage charter involves the carriage of a specific amount and type of cargo from specific load port(s) to specific discharge port(s), subject to various cargo handling terms. Most of these charters are of a single voyage nature between two specific ports, as trading patterns do not encourage round voyage trading. The owner of the vessel receives one payment derived by multiplying the tons of cargo loaded on board by the cost per cargo ton, as agreed to transport that cargo between the specific ports. The owner is responsible for the payment of all expenses including voyage, operating and capital costs of the vessel. The charterer is typically responsible for any delay at the loading or discharging ports.

Voyage expenses. Expenses incurred due to a vessel’s traveling from a loading port to a discharging port, such as fuel (bunker) cost, port expenses, agent’s fees, canal dues and extra war risk insurance, as well as commissions.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Globus Maritime Limited

We have audited the accompanying consolidated statements of financial position of Globus Maritime Limited (“the Company”) as of December 31, 2009 and 2008, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Globus Maritime Limited at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
November 24, 2010

GLOBUS MARITIME LIMITED
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Expressed in thousands of U.S. Dollars)

		December 31,
	Notes	2009	2008
ASSETS

NON-CURRENT ASSETS
Vessels, net	5	93,166	216,007
Office furniture and equipment		28	58
Other non-current assets		10	10
Total non-current assets		93,204	216,075
CURRENT ASSETS
Cash and bank balances and bank deposits	3	59,157	65,342
Trade accounts receivable, net		336	830
Inventories	6	355	565
Prepayments and other assets	7	1,488	1,634
Total current assets		61,336	68,371
Non-current assets classified as held for sale	2.29, 5	33,030	-
		94,366	68,371
TOTAL ASSETS		187,570	284,446

EQUITY AND LIABILITIES

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF GLOBUS MARITIME LIMITED
Share capital	10	29	29
Share premium	10	88,516	87,600
Retained earnings		24,913	34,154
Total equity		113,458	121,783
NON-CURRENT LIABILITIES
Long-term borrowings, net of current portion	12	36,175	79,705
Provision for staff retirement indemnities		43	30
Total non-current liabilities		36,218	79,735
CURRENT LIABILITIES
Current portion of long-term borrowings	12	33,900	77,278
Trade accounts payable	8	1,158	2,212
Accrued liabilities and other payables	9	1,095	707
Derivative financial instruments	19	1,230	1,373
Deferred revenue		511	1,358
Total current liabilities		37,894	82,928
TOTAL LIABILITIES		74,112	162,663
TOTAL EQUITY AND LIABILITIES		187,570	284,446

The accompanying notes form an integral part of these financial statements.

GLOBUS MARITIME LIMITED
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(Expressed in thousands of U.S. Dollars, except per share data)

		Year ended December 31
	Notes	2009	2008	2007
REVENUE:
Time charter revenue		52,812	98,597	40,960

EXPENSES & OTHER OPERATING INCOME:
Voyage expenses	15	(3,742)	(6,674)	(2,245)
Vessel operating expenses	15	(10,137)	(12,537)	(7,639)
Depreciation	5	(11,204)	(17,407)	(10,212)
Depreciation of drydocking costs	5	(1,512)	(1,572)	(1,033)
Administrative expenses	16	(2,004)	(2,122)	(1,292)
Administrative expenses payable to related parties	4	(1,272)	(1,216)	(1,377)
Share-based payments	13	(1,754)	(770)	(380)
Impairment loss	5	(28,429)	(20,224)	-
(Loss)/gain on sale of vessel	20	(802)	15,095	-
Other (expenses)/income, net		(106)	408	(36)

Operating (loss)/profit before financial activities		(8,150)	51,578	16,746

Interest income from bank balances & deposits		1,032	946	577
Interest expense and finance costs	17	(2,926)	(7,707)	(5,596)
Gain/(loss) on derivative financial instruments	19	143	(1,373)	-
Foreign exchange (losses)/gain, net		(178)	(626)	298
Total loss from financial activities		(1,929)	(8,760)	(4,721)

TOTAL (LOSS)/PROFIT FOR THE YEAR		(10,079)	42,818	12,025
Other comprehensive income		-	-	-
TOTAL COMPREHENSIVE (LOSS)/INCOME FOR THE YEAR		(10,079)	42,818	12,025

Attributable to:

Shareholders of Globus Maritime Limited		(10,079)	42,818	11,210
Non-controlling interests		-	-	815
		(10,079)	42,818	12,025

(Loss)/earnings per share (U.S.$):

- Basic (loss)/earnings per share for the year	11	(1.401)	5.978	1.885
- Diluted (loss)/earnings per share for the year	11	(1.401)	5.771	1.885

The accompanying notes form an integral part of these financial statements.

GLOBUS MARITIME LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(Expressed in thousands of U.S. Dollars, except share and per share data)

	Common Stock
			Post reverse split
			equivalent (note 26)		Issued			Non-
	Number of Shares	Par Value	Number of Shares	Par Value	Share Capital	Share Premium	Retained Earnings	Controlling Interests	Total Equity
	(note 10)							(note 14)

Balance at January 1, 2007	7,333	2	-	-	14	28,783	940	5,298	35,035
Profit for the year	-	-	-	-	-	-	11,210	815	12,025
Other comprehensive income	-	-	-	-	-	-	-	-	-
Total comprehensive income for the year	-	-	-	-	-	-	11,210	815	12,025
Issuance of share capital	402	2	-	-	1	-	-	-	1
Capital contributions	-	-	-	-	-	1,575	-	4,000	5,575
Acquisition of non-controlling interests (note 14)	2,342	2	-	-	4	10,109	-	(10,113)	-
Conversion of share capital	20,174,154	0.001	5,043,539	0.004	-	-	-	-	-
Proceeds from initial public offering	8,423,333	0.001	2,105,833	0.004	10	50,017	-	-	50,027
Transaction costs	-	-	-	-	-	(3,449)	-	-	(3,449)
Share-based payment (note 13)	38,666	0.001	9,667	0.004	-	376	4	-	380
Dividends (note 18)	-	-	-	-	-	-	(2,917)	-	(2,917)
Balance as of December 31, 2007	28,636,153	0.001	7,159,039	0.004	29	87,411	9,237	-	96,677
Profit for the year	-	-	-	-	-	-	42,818	-	42,818
Other comprehensive income	-	-	-	-	-	-	-	-	-
Total comprehensive income for the year	-	-	-	-	-	-	42,818	-	42,818
Share-based payment (note 13)	29,297	0.001	7,324	0.004	-	189	581	-	770
Dividends (note 18)	-	-	-	-	-	-	(18,482)	-	(18,482)
Balance as of December 31, 2008	28,665,450	0.001	7,166,363	0.004	29	87,600	34,154	-	121,783
Loss for the year	-	-	-	-	-	-	(10,079)	-	(10,079)
Other comprehensive income	-	-	-	-	-	-	-	-	-
Total comprehensive loss for the year	-	-	-	-	-	-	(10,079)	-	(10,079)
Share-based payment (note 13)	290,722	0.001	72,680	0.004	-	916	838	-	1,754
Balance as of December 31, 2009	28,956,172	0.001	7,239,043	0.004	29	88,516	24,913	-	113,458

The accompanying notes form an integral part of these financial statements.

GLOBUS MARITIME LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
(Expressed in thousands of U.S. Dollars)

		Year ended December 31,
	Notes	2009	2008	2007
Cash flows from operating activities:
(Loss)/profit for the year		(10,079)	42,818	12,025
Adjustments for:
Depreciation	5	11,204	17,407	10,212
Depreciation of deferred drydocking costs	5	1,512	1,572	1,033
Payment of deferred drydocking costs		(1,135)	(2,823)	(1,688)
Loss/(gain) on sale of vessel	20	802	(15,095)	-
Impairment loss	5	28,429	20,224	-
Provision for staff retirement indemnities		13	-	30
(Gain)/loss on derivative financial instruments	19	(143)	1,373	-
Interest expense and finance costs		2,926	7,707	5,596
Interest income		(1,032)	(946)	(577)
Foreign exchange losses/(gains), net		178	626	(298)
Share-based payment	13	1,754	770	380
(Increase)/decrease in:
Due from related parties		-	-	489
Trade accounts receivables, net		494	(795)	(16)
Inventories		210	(12)	(171)
Prepayments and other assets		(46)	(591)	(1,020)
Increase/(decrease) in:
Due to related parties		-	-	(77)
Trade accounts payable		(1,054)	(881)	2,480
Accrued liabilities and other payables		380	110	234
Deferred revenue		(847)	(1,081)	1,616
Net cash generated from operating activities		33,566	70,383	30,248

Cash flows from investing activities:
Vessel acquisitions		-	-	(184,841)
Sellers credit		-	-	1,294
Vessel improvements		-	(307)	-
Time deposits with maturity of three months or more		10,000	(10,000)	-
Net proceeds from sale of vessels		49,031	36,752	-
Purchases of office furniture and equipment		(2)	(24)	(80)
Interest received		1,224	656	583
Net cash generated from/(used in) investing activities		60,253	27,077	(183,044)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	12	-	95,000	147,000
Repayment of long-term debt	12	(87,038)	(120,635)	(30,115)
Capital contributions		-	-	5,575
Proceeds from issuance of share capital, net of costs		-	-	46,593
Pledged bank deposits	12	15,400	(21,400)	-
Restricted cash	2.7	-	732	(364)
Payment of financing costs		-	(284)	(549)
Dividends paid	18	-	(18,482)	(2,917)
Interest paid		(2,858)	(7,788)	(5,453)
Net cash (used in)/generated from financing activities		(74,496)	(72,857)	159,770

Net increase in cash and cash equivalents		19,323	24,603	6,974
Foreign exchange (losses)/gains on cash and cash equivalents		(108)	(2)	298
Cash and cash equivalents at the beginning of the year	3	33,942	9,341	2,069
Cash and cash equivalents at the end of the year	3	53,157	33,942	9,341
The accompanying notes form an integral part of these financial statements.

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share and per share data, unless otherwise stated)

1.	General Information

The consolidated financial statements of Globus Maritime Limited (the “Company”) and its subsidiaries (the “Group”) include the financial statements of the following companies:

Company	Country of Incorporation	Date of Incorporation	Activity

Globus Maritime Limited	Jersey	July 26, 2006	Holding Company
Globus Shipmanagement Corp.	Marshall Islands	July 26, 2006	Management Company

Globus Shipmanagement Corp. (the “Manager”) is a wholly owned subsidiary of the Company. The consolidated financial statements also include the financial statements of the following vessel-owning subsidiaries, all of which are wholly owned as of December 31, 2009, 2008 and 2007:

Company	Country of Incorporation	Vessel Delivery Date	Vessel Owned

Chantal Maritime Co.	Marshall Islands	September 15, 2006	m/v Ocean Globe (sold in November 2008)
Sibelle Marine Inc.	Marshall Islands	September 26, 2006	m/v Sea Globe (Delivered to its new owners in February 2010, see note 25)
Supreme Navigation Co.	Marshall Islands	November 14, 2006	m/v Coral Globe (Delivered to its new owners in February 2010, see note 25)
Adagio Marine S.A.	Marshall Islands	December 6, 2006	m/v Lake Globe (sold in November 2009)
Abrosa Shipping Inc.	Marshall Islands	January 11, 2007	m/v Gulf Globe (sold in October 2009)
Eleanor Maritime Limited	Marshall Islands	July 9, 2007	m/v Island Globe (sold in September 2009)
Devocean Maritime Ltd.	Marshall Islands	December 18, 2007	m/v River Globe
Elysium Maritime Limited	Marshall Islands	December 18, 2007	m/v Tiara Globe

The principal business of the Group is the ownership and operation of a fleet of dry bulk motor vessels (“m/v”), providing maritime services for the transportation of dry cargo products on a worldwide basis. The Group conducts its operations through its vessel-owning companies.

On June 1, 2007, the Company consummated its initial public offering in the United Kingdom and its shares were admitted for trading on the Alternative Investment Market of the London Stock Exchange (“AIM”).

The address of the registered office of the Company is Walker House, P.O. Box 498, 28-34 Hill Street, St Helier, Jersey, JE4 5TF, Channel Islands. On November 24, 2010, the Company redomiciled from Jersey into the Marshall Islands. Upon redomiciliation, the existence of the Company shall be deemed to have commenced on the date the Company commenced its existence in Jersey (note 26).

The operations of the vessels are managed by the Manager, a wholly owned Marshall Islands corporation. The Manager has an office in Greece, located at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece and provides the commercial, technical, cash management and accounting services necessary for the operation of the fleet in exchange for a management fee. The management fee is eliminated on consolidation.

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share and per share data, unless otherwise stated)

1.	General Information (continued)

The consolidated financial statements as of December 31, 2009 and 2008 and for the three years ended December 31, 2009, were approved for issuance by the board of directors on November 24, 2010.

2.	Basis of Preparation and Significant Accounting Policies

2.1
Basis of Preparation: The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The consolidated financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand, except when otherwise indicated.

Statement of Compliance: These consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), for the first time. The Company also previously prepared consolidated financial statements as of December 31, 2009 and 2008 and for the three years ended December 31, 2009, in accordance with IFRS as endorsed by the European Union (“EU”). There are no significant differences between the Company’s consolidated financial statements prepared in accordance with IFRS as issued by the IASB and the Company’s consolidated financial statements prepared in accordance with IFRS as endorsed by the EU.

Basis of Consolidation: The consolidated financial statements comprise the financial statements of the Company and its subsidiaries listed in note 1. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All intra-group balances and transactions have been eliminated upon consolidation. Subsidiaries are fully consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.

2.2	Standards, Amendments and Interpretations:

IFRS and IFRIC Interpretations that became effective in the year ended December 31, 2009:
The following Standards and Interpretations became effective within the year ended December 31, 2009. None of the Standards and Interpretations had an impact on the consolidated financial statements of the Group.

•
IFRS 8, “Operating Segments”. This standard requires disclosure of information about the Group’s operating segments and replaces the requirement to determine primary and secondary reporting segments of the Group. The Group has previously determined that it operates under one reportable segment and, accordingly, this standard had no impact on its consolidated financial statements.

•
IAS 1, “Presentation of Financial Statements” (Revised). The main requirements are: that the statement of changes in equity includes only transactions with shareholders; the introduction of a new statement of comprehensive income that combines all items of income and expense recognized in profit or loss together with “other comprehensive income” either in one single statement or in two linked statements. The Group has elected to present one statement.

•	IAS 23, “Borrowing Costs” (Revised).
•	IFRIC 13, “Customer Loyalty Programs”.
•	IFRIC 15, “Agreements for the Construction of Real Estate”.
•	IFRIC 16, “Hedges of a net investment in a foreign operation”.
•	IFRIC 9, “Remeasurement of Embedded Derivatives” (Amended) and IAS 39 “Financial Instruments: Recognition and Measurement” (Amended).
•	IFRS 2, “Share-based Payments” vesting conditions and cancellations (Amended).
•	IAS 32, “Financial instruments: Presentation” (Amended) and IAS 1, “Puttable Financial Instruments and obligations arising on liquidation” (Amended).
•	IFRS 7, “Financial Instruments: Disclosures” (Amended).

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share and per share data, unless otherwise stated)

2.	Basis of Preparation and Significant Accounting Policies (continued)

2.2	Standards, Amendments and Interpretations (continued):

•	IFRS 1, “First time adoption of International Financial Reporting Standards” (Amended) and IAS 27, “Consolidated and Separate Financial Statements” (Amended).
•	IFRIC 18 “Transfers of Assets from Customers”.

Improvements to IFRS: In May 2008 the IASB issued its first omnibus of amendments to its standards, primarily with a view to remove inconsistencies and providing clarification. The standards affected were as follows:

•	IFRS 5 Non-current Assets Held for Sale and Discontinued Operations
•	IFRS 7 Financial Instruments: Disclosures
•	IAS 1 Presentation of Financial Statements
•	IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors
•	IAS 10 Events after the Reporting Period
•	IAS 16 Property, Plant and Equipment
•	IAS 18 Revenue
•	IAS 19 Employee Benefits
•	IAS 20 Accounting for Government Grants and Disclosure of Government Assistance
•	IAS 23 Borrowing Costs
•	IAS 27 Consolidated and Separate Financial Statements
•	IAS 28 Investment in Associates
•	IAS 29 Financial Reporting in Hyperinflationary Economies
•	IAS 31 Interest in Joint ventures
•	IAS 34 Interim Financial Reporting
•	IAS 36 Impairment of assets
•	IAS 38 Intangible Assets
•	IAS 39 Financial instruments recognition and measurement
•	IAS 40 Investment property
•	IAS 41 Agriculture

IFRS and IFRIC Interpretations not yet effective: The Group has not applied the following IFRS and International Financial Reporting Interpretations Committee (“IFRIC”) Interpretations that have been issued but are not yet effective:

•
IFRIC 17, “Distributions of Non-cash Assets to Owners”. This interpretation is effective for annual periods beginning on or after July 1, 2009 with early application permitted. The interpretation provides guidance on how to account for non-cash distributions to owners. The interpretation clarifies when to recognize a liability, how to measure it and the associated assets and when to derecognize the asset and liability. The Group does not expect IFRIC 17 to have an impact on its consolidated financial statements as it has not made any non-cash distributions to shareholders in the past.

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share and per share data, unless otherwise stated)

2.	Basis of Preparation and Significant Accounting Policies (continued)

2.2	Standards, Amendments and Interpretations (continued):

•
IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments”. The interpretation is effective for annual periods beginning on or after July 1, 2010. This interpretation addresses the accounting treatment when there is a renegotiation between the entity and the creditor regarding the terms of a financial liability and the creditor agrees to accept the entity’s equity instruments to settle the financial liability fully or partially. IFRIC 19 clarifies such equity instruments are “consideration paid” in accordance with paragraph 41 of IAS 39. As a result, the financial liability is derecognized and the equity instruments issued are treated as consideration paid to extinguish that financial liability. The Group does not expect that the amendment will have impact on its financial position or performance.

•
IFRIC 14, “Prepayments of a Minimum Funding Requirement” (Amended). The amendment is effective for annual periods beginning on or after January 1, 2011. The purpose of this amendment is to permit entities to recognize as an asset some voluntary prepayments for minimum funding contributions. Earlier application is permitted and must be applied retrospectively. The Group does not expect that the amendment will have impact on its financial position or performance.

•
IFRS 3, “Business Combinations” (Revised) and IAS 27, “Consolidated and Separate Financial Statements” (Amended). The revision and amendment is effective for annual periods beginning on or after July 1, 2009. The revised IFRS 3 introduces a number of changes in the accounting for business combinations which will impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs and future reported results. Such changes include the expensing of acquisition-related costs and recognizing subsequent changes in fair value of contingent consideration in the income statement, rather than by adjusting goodwill. The amended IAS 27 requires that a change in ownership interest of a subsidiary is accounted for as an equity transaction. Therefore, such a change will have no impact on goodwill, nor will it give rise to a gain or loss. Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary. The changes introduced by IFRS 3 (Revised) and IAS 27 (Amendment) must be applied prospectively and will affect future acquisitions and transactions with non-controlling interests.

•
IAS 39, “Financial Instruments: Recognition and Measurement” (Amended) – eligible hedged items. The amendment is effective for annual periods beginning on or after July 1, 2009. The amendment clarifies that an entity is permitted to designate a portion of the fair value changes or cash flow variability of a financial instrument as hedged item. This also covers the designation of inflation as a hedged risk or portion in particular situations. The Group does not expect that the amendment will have any impact on its financial position or performance.

•
IFRS 9, “Financial Instruments” – Phase 1 financial assets, classification and measurement. The new standard is effective for annual periods beginning on or after January 1, 2013. Phase 1 of this new IFRS introduces new requirements for classifying and measuring financial assets. Early adoption is permitted. The Group is in the process of assessing the impact of the new standard on its financial position or performance.

•
IFRS 2, “Group Cash-settled Share-based Payment Transactions” (Amended). The amendment is effective for annual periods beginning on or after January 1, 2010. This amendment clarifies the accounting for group cash-settled share-based payment transactions and how such transactions should be arranged in the individual financial statements of the subsidiary. The Group does not expect that the amendment will have any impact on its financial position or performance.

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share and per share data, unless otherwise stated)

2.	Basis of Preparation and Significant Accounting Policies (continued)

2.2	Standards, Amendments and Interpretations (continued):

•
IAS 32, “Classification on Rights Issues” (Amended). The amendment is effective for annual periods beginning on or after February 1, 2010. This amendment relates to the rights issues offered for a fixed amount of foreign currency which were treated as derivative liabilities by the existing standard. The amendment states that if certain criteria are met, these should be classified as equity regardless of the currency in which the exercise price is denominated. The amendment applies retrospectively. The Group does not expect that this amendment will have an impact on its financial position or performance.

•
IAS 24, “Related Party Disclosures” (Revised). The revision is effective for annual periods beginning on or after January 1, 2011. This revision relates to the judgment which is required to assess whether a government and entities known to the reporting entity to be under the control of that government are considered a single customer. The reporting entity, in its assessment, shall consider the extent of economic integration between those entities. Early application is permitted and adoption is applied retrospectively. The Group does not expect that this amendment will have an impact on its financial position or performance.

•
IFRS 1, “Additional Exemptions for First-time Adopters (Amended)”. The amendment is effective for annual periods beginning on or after January 1, 2010. The Group does not expect that this amendment will have an impact on its financial position or performance.

•	IFRS 1, “Limited Exemption from Comparative”, IFRS 7, “Disclosures for first time adopters” (Amended). The amendment is effective for annual periods beginning on or after July 1, 2010.

•
In April 2009, the IASB issued its second omnibus of amendments to its standards, primarily with a view to removing inconsistencies and clarifying wording. The effective dates of the improvements vary, and the earliest is for the financial year beginning July 1, 2009. These amendments are as follows:

o
IFRS 2 Share-based Payment, is effective for annual periods beginning on or after July 1, 2009. This amendment clarifies that the contribution of a business on formation of a joint venture and combinations under common control are not within the scope of IFRS 2 even though they are out of scope of IFRS 3 (revised). If an entity applies IFRS 3 (revised) for an earlier period, the amendment shall also be applied for that earlier period.

o
IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, is effective for annual periods beginning on or after January 1, 2010. This amendment clarifies that the disclosures required in respect of non-current assets and disposal groups classified as held for sale or discontinued operations are only those set out in IFRS 5. The disclosure requirements of other IFRS apply only if specifically required for such non-current assets or discontinued operations.

o
IFRS 8 Operating Segment Information, is effective for annual periods beginning on or after January 1, 2010. This amendment clarifies that segment assets and liabilities need only be reported when those assets and liabilities are included in measures that are used by the chief operating decision maker.

o
IAS 1 Presentation of Financial Statements, is effective for annual periods beginning on or after January 1, 2010. The terms of a liability that could result, at any time, in its settlement by the issuance of equity instruments at the option of the counterparty do not affect its classification.

o
IAS 7 Statement of Cash Flows, is effective for annual periods beginning on or after January 1, 2010. This amendment states that only expenditure that results in recognizing an asset can be classified as a cash flow from investing activities.

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share and per share data, unless otherwise stated)

2.	Basis of Preparation and Significant Accounting Policies (continued)

2.2	Standards, Amendments and Interpretations (continued):

•
IAS 17 Leases, is effective for annual periods beginning on or after January 1, 2010. The amendment removes the specific guidance on classifying land as a lease so that only the general guidance remains.

•	IAS 18 Revenue, has added guidance (which accompanies the standard) to determine whether an entity is acting as a principal or as an agent. The features to consider are whether the entity:

o	has primary responsibility for providing the goods or service;

o	has inventory risk;

o	has discretion in establishing prices; and

o	bears the credit risk.

•
IAS 36 Impairment of Assets, is effective for annual periods beginning on or after January 1, 2010. The amendment clarifies that the largest unit permitted for allocating goodwill acquired in a business combination is the operating segment as defined in IFRS 8 before aggregation for reporting purposes.

•
IAS 38 Intangible Assets, is effective for annual periods beginning on or after July 1, 2009. This amendment clarifies that if an intangible asset acquired in a business combination is identifiable only with another intangible asset, the acquirer may recognize the group of intangible assets as a single asset, provided the individual assets have similar useful lives. It also clarifies that the valuation techniques presented for determining the fair value of intangible assets acquired in a business combination that are not traded in active markets are only examples and are not restrictive on the methods that can be used. If an entity applies IFRS 3 (revised) for an earlier period, the amendment shall also be applied for that earlier period.

•	IAS 39 Financial Instruments: Recognition and Measurement, is effective for annual periods beginning on or after January 1, 2010. The amendment clarifies that:

o
A prepayment option is considered closely related to the host contract when the exercise price of a prepayment option reimburses the lender up to the approximate present value of lost interest for the remaining term of the host contract.

o
The scope exemption for contracts between an acquirer and a vendor in a business combination to buy or sell a target at a future date applies only to binding forward contracts and not derivative contracts where further actions by either party are still to be taken. (Applicable to all unexpired contracts for annual periods beginning on or after January 1, 2010.)

o
Gains and losses on cash flow hedges of a forecast transaction that subsequently results in the recognition of a financial instrument or on cash flow hedges of recognized financial instruments should be reclassified in the period that the hedged forecast cash flows affect profit or loss. (Applicable to all unexpired contracts for annual periods beginning on or after January 1, 2010.)

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share and per share data, unless otherwise stated)

2.	Basis of Preparation and Significant Accounting Policies (continued)

2.2	Standards, Amendments and Interpretations (continued):

•
IFRIC 9 Reassessment of Embedded Derivatives, is effective for annual periods beginning on or after July 1, 2009. The scope paragraph of IFRIC 9 was amended to clarify that it does not apply to possible reassessment, at the date of acquisition, to embedded derivatives in contracts acquired in a combination between entities or business under common control or the formation of a joint venture. If an entity applies IFRS 3 (revised) for an earlier period, the amendment shall also be applied for that earlier period.

•
IFRIC 16 Hedges of a Net Investment in a Foreign Operation, is effective for annual periods beginning on or after July 1, 2009. The amendment states that, in a hedge of a net investment in a foreign operation, qualifying hedging instruments may be held by any entity or entities within the group, including the foreign operation itself, as long as the designation, documentation and effectiveness requirements of IAS 39 that relate to a net investment hedge are satisfied.

-
In May 2010, the IASB issued its third omnibus of amendments to its standards, primarily with a view to removing inconsistencies and providing clarification. The effective dates of the improvements vary and the earliest is for the financial year beginning on or after July 1, 2010. The amendments relate to:

•	IFRS 1 First-time Adoption of International Financial Reporting Standards
•	IFRS 3 Business Combinations
•	IFRS 7 Financial Instruments: Disclosures
•	IAS 1 Presentation of Financial Statements
•	IAS 27 Consolidated and Separate Financial Statements
•	IAS 34 Interim Financial Reporting
•	IFRC 13 Customer Loyalty Programmes

None of the above amendments have any impact on the accounting policies, financial position or performance of the Group.

2.3
Significant Accounting Judgments, Estimates and Assumptions: The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses recognized during the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability affected in the future.

Judgments: In the process of applying the Group’s accounting policies, management has made the following judgments that had a significant effect on the amounts recognized in the financial statements.

•
Non-current assets held for sale: On November 11, 2009, the Group entered into memoranda of agreement for the sale of two vessels, the m/v Sea Globe and m/v Coral Globe. The Group determined the vessels met the criteria to be classified as held for sale at that date for the following reasons:

o	The sale was considered highly probable and the vessels were available for immediate sale in their present condition.

o	The delivery was expected to take place during February 2010. The actual delivery of the vessels took place on February 17, 2010 (see note 26).

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share and per share data, unless otherwise stated)

2.	Basis of Preparation and Significant Accounting Policies (continued)

2.3	Significant Accounting Judgments, Estimates and Assumptions (continued):

For more details on non-current assets held for sale refer to note 5.

Estimates and Assumptions: The key assumptions concerning the future, and other key sources of estimation uncertainty at the financial position date, which have a significant risk of causing a significant adjustment to the carrying amount of assets and liabilities within the next financial year are discussed below.

•
Carrying amount of Vessels, net: Vessels are stated at cost, less accumulated depreciation and accumulated impairment losses. The estimates and assumptions that have the most significant effect on the vessels carrying amount are estimations in relation to useful lives of vessels, their salvage value and estimated drydocking dates. The key assumptions used are further explained in notes 2.10 to 2.12.

•
Impairment of Non-Financial Assets: The Group’s impairment test for non-financial assets is based on the assets’ recoverable amount, where the recoverable amount is the greater of fair value, less costs to sell and value in use. The Group engaged independent valuation specialists to determine the fair value of non-financial assets as of December 31, 2009. The value in use calculation is based on a discounted cash flow model. The value in use calculation is most sensitive to the discount rate used for the discounted cash flow model as well as the expected net cash flows and the growth rate used for extrapolation (refer to note 5).

2.4
Accounting for Revenue and Related Expenses: The Group generates its revenues from charterers for the charter hire of its vessels. Through December 31, 2009, vessels were chartered using time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a time charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized on a straight line basis over the period of the time charter. Such revenues are treated in accordance with IAS 17 as lease income as explained in note 2.23 below. Associated voyage expenses, which primarily consist of commissions, are recognized on a pro-rata basis over the duration of the period of the time charter.

Deferred revenue relates to cash received prior to the financial position date and is related to revenue earned after such date. Deferred revenue also includes the value ascribed to time charter agreements assumed upon the purchase of a vessel, if any. This ascribed amount is amortized over the remaining term of the time charter and the amortized portion for the period is included in revenue for the period. During the years ended December 31, 2009, 2008 and 2007, no vessels were purchased with a time charter agreement attached.

Interest Income: Revenue is recognized as interest accrues (using the effective interest method).

Voyage Expenses: Voyage expenses primarily consist of port expenses and owners’ expenses paid by the charterer, canal and bunker expenses that are unique to a particular charter under time charter arrangements or by the Group under voyage charter arrangements. Furthermore, voyage expenses include commission on income paid by the Group. The Group defers bunker expenses under voyage charter agreements and amortizes them over the related voyage.

Vessel Operating Expenses: Vessel operating expenses are accounted for on an accruals basis.

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share and per share data, unless otherwise stated)

2	Basis of Preparation and Significant Accounting Policies (continued)

2.5
Foreign Currency Translation: The functional currency of the Company and its subsidiaries is the U.S. dollar, which is also the presentation currency of the Group, because the Group’s vessels operate in international shipping markets, where the U.S. dollar is the currency used for transactions. Transactions involving other currencies during the period are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the financial position dates, monetary assets and liabilities, which are denominated in currencies other than the U.S. dollar, are translated into the functional currency using the period-end exchange rate. Gains or losses resulting from foreign currency transactions are included in foreign currency gain or loss in the consolidated statement of comprehensive income.

2.6
Cash and Cash Equivalents: The Group considers highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less to be cash and cash equivalents.

2.7	Restricted Cash: Restricted cash refers to retention accounts that can only be used to fund the loan installments coming due.

Under a loan facility, the Company was required to hold bank deposits, which were used to fund the loan installments coming due. These funds could only be used for the purpose of loan repayments and are shown as “Restricted cash” under current assets that as of December 31, 2009, December 31, 2008 and December 31, 2007 amounted to nil, nil and $732, respectively, in the accompanying consolidated statement of financial position. The relevant loan facility was fully repaid during March 2008.

2.8
Trade Accounts Receivable, net: The amount shown as trade accounts receivable at each financial position date includes estimated recoveries from charterers for hire and freight and demurrage billings, net of an allowance for doubtful accounts. Trade accounts receivable are measured at amortized cost less impairment losses, which are recognized in the consolidated statement of comprehensive income. At each financial position date, all potentially uncollectible accounts are assessed individually for the purpose of determining the appropriate allowance for doubtful accounts. There is no provision for doubtful accounts as of December 31, 2009 and 2008.

2.9	Inventories: Inventories consist of lubricants and gas cylinders and are stated at the lower of cost or net realizable value. The cost is determined by the first-in, first-out method.

2.10
Vessels, net: Vessels are stated at cost, less accumulated depreciation and accumulated impairment losses. Vessel cost consists of the contract price for the vessel and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Any seller’s credit, i.e., amounts received from the seller of the vessels until date of delivery, is deducted from the cost of the vessel. Subsequent expenditures for conversions and major improvements are also capitalized when the recognition criteria are met. Otherwise these amounts are charged to expenses as incurred. When the Group acquires a vessel with a time charter agreement assumed, the cost of acquisition is allocated between the individual assets and/or liabilities assumed based on their relative fair values at the time of acquisition. The time charter agreement assumed can be assigned a positive value (asset) or a negative value (deferred revenue) or zero value. During the years ended December 31, 2009 and 2008, no vessels were purchased with a time charter agreement attached.

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share and per share data, unless otherwise stated)

2	Basis of Preparation and Significant Accounting Policies (continued)

2.11
Deferred Drydocking Costs: Vessels are required to be drydocked for major repairs and maintenance that cannot be performed while the vessels are operating. Drydockings occur approximately every 2.5 years. The costs associated with the drydockings are capitalized and depreciated on a straight-line basis over the period between drydockings, to a maximum of 2.5 years. At the date of acquisition of a secondhand vessel, management estimates the component of the cost that corresponds to the economic benefit to be derived until the first scheduled drydocking of the vessel under the ownership of the Group, and this component is depreciated on a straight-line basis over the remaining period through the estimated drydocking date.

2.12
Depreciation: The cost of each of the Group’s vessels is depreciated on a straight-line basis over each vessel’s remaining useful economic life, after considering the estimated salvage value of each vessel, beginning when the vessel is ready for its intended use. Management estimates that the useful life of new vessels is 25 years, which is consistent with industry practice. The salvage value of a vessel is the product of its lightweight tonnage and estimated scrap value per lightweight ton.

2.13
Impairment of Long-Lived Assets: The Group assesses at each reporting date whether there is an indication that a vessel may be impaired. The vessel’s recoverable amount is estimated when events or changes in circumstances indicate the carrying value may not be recoverable. If such indication exists and where the carrying value exceeds the estimated recoverable amounts, the vessel is written down to its recoverable amount. The recoverable amount is the greater of fair value less costs to sell and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the vessel. Impairment losses are recognized in the consolidated statement of comprehensive income. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. In that case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of comprehensive income. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

2.14
Long-Term Debt: Long-term debt is initially recognized at the fair value of the consideration received net of financing costs directly attributable to the borrowing. After initial recognition, long-term debt is subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any financing costs and any discount or premium on settlement. Gains and losses are recognized in net profit or loss when the liabilities are derecognized or impaired, as well as through the amortization process.

2.15
Financing Costs: Fees incurred for obtaining new loans or refinancing existing loans are deferred and amortized over the life of the related debt, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made.

2.16
Borrowing Costs: Borrowing costs are expensed to the income statement component of the consolidated statement of comprehensive income as incurred except borrowing costs that relate to a qualifying asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use. Borrowing costs that relate to qualifying assets are capitalized. For the years ended December 31, 2009 and 2008, the Group had no qualifying assets.

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share and per share data, unless otherwise stated)

2	Basis of Preparation and Significant Accounting Policies (continued)

2.17
Operating Segment: The Group reports financial information and evaluates its operations by charter revenues and not by length of ship employment for its customers, i.e., spot or time charters. The Group does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters.

As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Group has determined that it operates under one operating segment. Furthermore, when the Group charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.

2.18
Provisions and Contingencies: Provisions are recognized when (i) the Group has a present legal or constructive obligation as a result of past events, (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (3) a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each financial position date and adjusted to reflect the present value of the expenditure expected to be required to settle the obligation. Contingent liabilities are not recognized in the financial statements but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote, in which case there is no disclosure. Contingent assets are not recognized in the financial statements but are disclosed when an inflow of economic benefits is probable.

2.19
Pension and Retirement Benefit Obligations: The crew on board the Group’s vessels is under short-term contracts (usually up to nine months) and, accordingly, no one is liable for any pension or post retirement benefits payable to the crew.

Provision for Employees’ Severance Compensation: The Greek employees of the Group are bound by the Greek Labour law. Accordingly, compensation is payable to such employees upon dismissal or retirement. The amount of compensation is based on the number of years of service and the amount of remuneration at the date of dismissal or retirement. If the employees remain in the employment of the Group until normal retirement age, they are entitled to retirement compensation which is equal to 40% of the compensation amount that would be payable if they were dismissed at that time. The number of employees that will remain with the Group until retirement age is not known.

The Group has provided for the employees’ retirement compensation liability, amounting to $43 as of December 31, 2009 (2008: $30), calculated by using the Projected Unit Credit Method and disclosed under non-current liabilities in the consolidated statement of financial position.

2.20
Offsetting of Financial Assets and Liabilities: Financial assets and liabilities are offset and the net amount is presented in the consolidated financial position only when the Group has a legally enforceable right to set off the recognized amounts and intend either to settle such asset and liability on a net basis or to realize the asset and settle the liability simultaneously.

2.21	Derecognition of Financial Assets and Liabilities:

(i)	Financial assets: A financial asset, or where applicable a part of a financial asset or part of a group of similar financial assets, is derecognized where:

•	the rights to receive cash flows from the asset have expired;

•	the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a “pass-through” arrangement; or

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share and per share data, unless otherwise stated)

2	Basis of Preparation and Significant Accounting Policies (continued)

2.21	Derecognition of Financial Assets and Liabilities (continued):

•
the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the assets, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Group continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

(ii)
Financial liabilities: A financial liability is derecognized when the obligation under the liability is discharged, is cancelled or expires. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in profit or loss.

2.22
Leases – where the Group is the lessee: Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement component of the consolidated statement of comprehensive income on a straight-line basis over the period of the lease.

2.23
Leases – where a Group entity is the lessor: Leases of vessels where the Group does not transfer substantially all the risks and benefits of ownership of the vessel are classified as operating leases. Lease income on operating leases is recognized on a straight-line basis over the lease term. Contingent rents are recognized as revenue in the period in which they are earned.

2.24
Insurance: The Group recognizes insurance claim recoveries for insured losses incurred on damage to vessels. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Group’s vessels suffer insured damages. They include the recoveries from the insurance companies for the claims, provided there is evidence the amounts are virtually certain to be received.

2.25
Share Based Compensation: The Group operates an equity-settled, share-based compensation plan. The value of the service received in exchange of the grant of shares is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the share awards at the grant date. The relevant expense is recognized in the income statement component of the consolidated statement of comprehensive income, with a corresponding impact in equity.

2.26	Share Capital: Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are recognized in equity as a deduction from the proceeds.

2.27	Dividends: Dividends to shareholders are recognized in the period in which the dividends are declared and appropriately authorized and are accounted for as dividends payable until paid.

2.28
Derivative Financial Instruments at Fair Value through profit and loss: Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at fair value. Changes in the fair value of these derivative instruments are recognized immediately in the income statement component of the consolidated statement of comprehensive income.

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share and per share data, unless otherwise stated)

2	Basis of Preparation and Significant Accounting Policies (continued)

2.29
Non-current assets held for sale: Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. If the carrying amount exceeds fair value less costs to sell, the Group recognizes a loss under impairment loss in the income statement component of the consolidated statement of comprehensive income. Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a complete sale within one year from the date of classification. Property, plant and equipment and intangible assets once classified as held for sale are not depreciated or amortized.

3.	Cash and Bank Balances and Bank Deposits

For the purpose of the consolidated statement of financial position, cash and bank balances and bank deposits were comprised of the following:

	December 31,
	2009	2008
Cash on hand	$8	$9
Bank balances	1,315	939
Bank deposits	57,834	64,394
Total	$59,157	$65,342

Cash held in banks earns interest at floating rates based on daily bank deposit rates. Bank deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective bank deposit rates. The fair value of cash and bank balances and bank deposits as of December 31, 2009 and 2008 were $59,157 and $65,342 respectively.

On December 31, 2009 and 2008, the Group had available $36,445 and nil (note 12), respectively, of undrawn committed borrowing facilities in respect of which all conditions precedent had been met.

As of December 31, 2009 and 2008, the Group had pledged a part of its bank deposits in order to fulfill collateral requirements. Refer to note 12 for further details.

For the purpose of the consolidated statement of cash flow, the following reconciliation with cash and cash equivalents as of December 31 is provided:

	December 31,
	2009	2008
Cash and bank balances and bank deposits	$59,157	$65,342
Less: Restricted cash	-	-
Less: bank deposits with maturity of three months or more	-	(10,000)
Less: pledged bank deposits (note 12)	(6,000)	(21,400)
Cash and cash equivalents	$53,157	$33,942

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share and per share data, unless otherwise stated)

4.	Transactions with Related Parties

The Group is controlled by Firment Trading Limited (incorporated in Cyprus) which, as of December 31, 2009, 2008 and 2007, owned 61.8%, 62.3% and 62%, respectively, of the Company’s shares. The remaining percentage of the shares is widely held. The ultimate controlling party of the Group is Mr. George Feidakis. The following are the major transactions, which have been entered into with related parties during the years ended December 31, 2009, 2008 and 2007:

On August 20, 2006, the Manager entered into a rental agreement for 350 square meters of office space for its operations within a building owned by Cyberonica S.A. (a company related through common control). Rental expense is Euro 14 ($20) per month up to August 20, 2009. The rental agreement provides for an annual increase in rent of 2% above the rate of inflation as set by the Bank of Greece. The duration of the rental agreement is for 9 years and can be terminated by the Group with 6 months notice. During the years ended December 31, 2009, 2008 and 2007, rent expense was $239, $242 and $214, respectively.

On September 1, 2006, the Manager entered into an agreement with Eolos Shipmanagement S.A. (“Eolos”) a company related through common control. The agreement provided for a fee of $100 per month for services rendered in connection with the management of dry bulk vessels. The amount of the service fee was unaffected by the number of vessels and timing of delivery or sale of any such vessels. During the year ended December 31, 2007, an amount of $204 was included in the consolidated statement of comprehensive income for the fee payable to Eolos. The agreement was terminated on March 31, 2007 and there was no balance outstanding as of that date.

In November 2009, the Group entered into memoranda of agreement for the sale of m/v Sea Globe and m/v Coral Globe for an aggregate price of $34,000. North South Maritime Ltd offered brokerage services on the aforementioned agreements. The Managing director of North South Maritime Ltd was a non-executive director of the Company’s board of directors as of December 31, 2009. Upon completion of the sale that took place in February 2010 (note 26), the related party company received brokerage commission fees of 2.5% on the total sale price, which was $850.

Compensation of Key Management Personnel of the Group:

In May 2007, the Company agreed to pay its three non-executive directors a total of Pound Sterling (“GBP”) 90 ($143) cash in total. The Company also agreed to issue an aggregate amount of GBP24 (US$38) quarterly to two of the non-executive directors in ordinary shares of the Company per annum, less any tax and/or National Insurance contributions payable, from the date the Company was admitted to the AIM in arrears. The relevant number of shares is calculated based on the Company’s share price published in the Financial Times on the date of issue. During the years ended December 31, 2009, 2008 and 2007, total compensation to the Company’s non-executive directors amounted to $181, $202 and $133, respectively.

Compensation to the Company’s executive directors is analyzed as follows:

	For the year ended December 31,
	2009	2008	2007
Executive directors’ remuneration	$849	$752	$792
Executive directors employer’s contributions	33	30	43
Share-based payments (note 13)	307	726	273
Other benefits	8	34	19
Total	$1,197	$1,542	$1,127

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share and per share data, unless otherwise stated)

5.	Vessels, net

The amounts in the consolidated statement of financial position are analyzed as follows:

Vessels Cost	Cost	Accumulated Depreciation	Net Book Value
Balance as of December 31, 2007	$283,455	$(11,449)	$272,006
Vessel improvements	307	-	307
Vessel disposals (note 20)	(24,817)	3,319	(21,498)
Impairment loss	-	(20,224)	(20,224)
Depreciation for the year	-	(17,390)	(17,390)
Balance as of December 31, 2008	258,945	(45,744)	213,201
Vessel disposals (note 20)	(63,032)	14,545	(48,487)
Impairment loss	-	(28,429)	(28,429)
Depreciation for the year	-	(11,172)	(11,172)
Vessels held for sale	(42,761)	10,404	(32,357)
Balance as of December 31, 2009	$153,152	$(60,396)	$92,756

Drydocking Cost	Cost	Accumulated Depreciation	Net Book Value
Balance as of December 31, 2007	$2,880	$(1,166)	$1,714
Drydocking additions	2,823	-	2,823
Disposals (note 20)	(406)	247	(159)
Depreciation for the year	-	(1,572)	(1,572)
Balance as of December 31, 2008	5,297	(2,491)	2,806
Drydocking additions	1,135	-	1,135
Disposals (note 20)	(3,104)	1,758	(1,346)
Depreciation for the year	-	(1,512)	(1,512)
Drydocking costs on vessels held for sale	(1,947)	1,274	(673)
Balance as of December 31, 2009	1,381	(971)	410
Vessels net book value as of December 31, 2008	264,242	(48,235)	216,007
Vessels net book value as of December 31, 2009	$154,533	$(61,367)	$93,166

For the purpose of the consolidated statement of comprehensive income, depreciation comprises the following:

	For the year ended December 31,
	2009	2008	2007
Depreciation on vessels cost	$11,172	$17,390	$10,180
Depreciation on office furniture and equipment	32	17	32
Total	$11,204	$17,407	$10,212

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share and per share data, unless otherwise stated)

5.	Vessels, net (continued)

During the year ended December 31, 2007, the Group took delivery of four vessels, the m/v Gulf Globe, for a purchase price of $24.8 million; the m/v Island Globe, for a purchase price of $37.9 million; the m/v Tiara Globe for a purchase price of $66.8 million; and the m/v River Globe, a newbuilding, for a purchase price of $57 million. The vessels were delivered charter free. The Group estimated, as of the date of acquisition of the three secondhand vessels, the m/v Gulf Globe, m/v Island Globe and m/v Tiara Globe, an aggregate amount of $64, $190 and $65, respectively, representing the component of the cost of the purchase price of the vessels that related to the economic benefits derived from the vessel’s previous drydocking. These amounts were included in drydocking cost. Upon entering into the purchase agreements for m/v Gulf Globe and m/v Island Globe, the Company agreed with the sellers that, from a pre-agreed date, a seller’s credit would accrue daily until the date of delivery of the vessel. This credit was in proportion to the hire earned by the vessel up to the date of delivery and was received shortly after delivery. The seller’s credit has been accounted for as a reduction of the vessels cost.

During the year ended December 31, 2008, the Group sold the m/v Ocean Globe for a selling price of $37,000 (note 20). The vessel was delivered on November 12, 2008.

During the year ended December 31, 2009, the Group sold and delivered to their new owners the m/v Island Globe, m/v Gulf Globe and m/v Lake Globe for a selling price of $19,100, $15,500 and $16,500, respectively. These vessels were measured at the lower of carrying amount and fair value less costs to sell, once the conditions described in note 2.29 were satisfied. In this respect, the Group recognized an impairment loss of $22,325.

During November 2009, the Group entered into memoranda of agreement for the sale of the m/v Sea Globe and m/v Coral Globe for a selling price of $17,500 and $16,500, respectively. The conditions described in Note 2.29 were satisfied and the vessels were classified as held for sale and measured at the lower of their carrying amount and fair value less cost to sale. The Group recognized an impairment loss of $6,104. Both vessels were delivered to their new owners in February 2010 (note 26).

The Group assesses at each reporting date whether there is an indication that its vessels may be impaired. The vessels’ recoverable amount is estimated when events or changes in circumstances indicate the carrying value may not be recoverable. If such indication exists and where the carrying value exceeds the estimated recoverable amounts, the vessel is written down to its recoverable amount. The recoverable amount is the greater of fair value less costs to sell and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the vessel. Impairment losses are recognized in the consolidated statement of comprehensive income. Since mid-August 2008, the charter rates in the dry bulk charter market have declined significantly and dry bulk vessel values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates, which are conditions that the Group considered indicators of impairment as of December 31, 2008.

Discounted future cash flows for each vessel were determined and compared to the vessel’s carrying value. The projected net discounted future cash flows were determined by considering an estimate daily time charter equivalent (based on the most recent blended (for modern and older vessels) average historical one-year time charter rates available for each type of vessel) over the remaining estimated life of each vessel, net of brokerage commissions, expected outflows for scheduled vessels maintenance and vessel operating expenses assuming an average annual inflation rate of 4%. Historical ten-year blended average one-year time charter rates used in the impairment test exercise were in line with the overall chartering strategy, especially in periods/years of depressed charter rates, reflecting the full operating history of vessels of the same type and particulars with the Group’s operating fleet (Handymax and Panamax vessels with deadweight (“dwt”) over 40,000 and 70,000, respectively) and they covered at least a full business cycle. The average annual inflation rate applied on vessels’ maintenance and operating costs approximated current projections for global inflation rate for the remaining useful life of the Group’s vessels. Effective fleet utilization was assumed at 90%, taking into account the period(s) each vessel is expected to undergo scheduled maintenance (drydocking and special surveys), as well as an estimate of the period(s) needed for finding suitable employment and off-hire for reasons other than scheduled maintenance, which are assumptions in line with the Group’s expectations for future fleet utilization under the current fleet deployment strategy. The Company concluded that the recoverable amount for two of the vessels namely, the m/v Tiara Globe and m/v River Globe, was lower than their carrying values. Subsequently, the Group recognized an impairment loss of $20,224 in 2008. As of December 31, 2009, none of the aforementioned assumptions have changed significantly and no indication for impairment existed.

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share and per share data, unless otherwise stated)

6.	Inventories

Inventories in the consolidated statement of financial position are analyzed as follows:

	December 31,
	2009	2008
Lubricants	$314	$502
Gas cylinders	41	63
Total	$355	$565

7.	Prepayments and Other Assets

Prepayments and other assets in the consolidated statement of financial position are analyzed as follows:

	December 31,
	2009	2008
Insurance claims	$26	$-
Interest receivable	106	298
Bunkers prepaid	1,155	988
Other prepayments	201	348
Total	$1,488	$1,634

8.	Trade Accounts Payable

Trade accounts payable in the consolidated statement of financial position as of December 31, 2009 and 2008, amounted to $1,158 and $2,212, respectively. Trade accounts payable are non-interest bearing and are normally settled on 60-day terms.

9.	Accrued Liabilities and Other Payables

Accrued liabilities and other payables in the consolidated statement of financial position are analyzed as follows:
	December 31,
	2009	2008
Accrued interest	$161	$153
Accrued audit fees	80	52
Other accruals	739	334
Other payables	115	168
Total	$1,095	$707
➢	Interest is normally settled quarterly throughout the year.

➢	Other payables are non-interest bearing and are normally settled on monthly terms.

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share and per share data, unless otherwise stated)

10.	Share Capital and Share Premium

The share capital of the Company consisted of the following:

	December 31,
	2009	2008
	USD	USD
Authorized
100,000,000 Ordinary Shares of $0.001 each	100,000	100,000
25,000,000 Ordinary Shares of $0.004 each post-reverse split (note 26)	100,000	100,000

Ordinary shares issued and fully paid	Number of shares	Number of shares post reverse split (note 26)	GBP	USD
At January 1, 2007	7,333		7,333	-
Issued on March 23, 2007 and on May 7, 2007 for cash	402		402	-
Issued on March 21, 2007 in exchange of non-controlling interests (note14)	2,342		2,342	-
Total share capital at May 14, 2007	10,077		10,077	-

Conversion and subdivision of share capital on May 14, 2007	20,174,154	5,043,539	-	20,174
Issued on June 1, 2007 for cash on its initial public offering	8,423,333	2,105,833	-	8,423
Issued during the year as part of share based compensation (note 13)	38,666	9,667	-	39
As of December 31, 2007	28,636,153	7,159,039	-	28,636
Issued during the year as part of share based compensation (note 13)	29,297	7,324	-	29
As of December 31, 2008	28,665,450	7,166,363	-	28,665
Issued during the year as part of share based compensation (note 13)	290,722	72,680	-	291
As of December 31, 2009	28,956,172	7,239,043	-	28,956

The Company was incorporated with an authorized share capital of GBP10,000 divided into 10,000 ordinary shares of GBP1 each.

As of December 31, 2006, the Company had issued 7,333 ordinary shares.

On March 23, 2007, the Company issued 2,342 ordinary shares that were exchanged for the non-controlling interest shares in Adagio Marine S.A. and Abrosa Shipping Inc., as described in note 14 below. In addition, the Company issued another 325 ordinary shares at par value to Firment Trading Limited.

By a shareholders’ resolution dated May 7, 2007, the Company increased its authorized share capital to GBP10,077 by the creation of an additional 77 ordinary shares of GBP1 each. Following this increase, the Company’s authorized and issued share capital was GBP10,077 divided into 10,077 ordinary shares of GBP1 each.

By a shareholders’ resolution dated May 14, 2007, the Company converted its authorized and issued share capital from Pounds Sterling to U.S. dollars at an exchange rate of GBP1=US$2.002 and divided the authorized share capital into ordinary shares of $0.001 each. Following this conversion and sub-division, the Company’s authorized share capital was $20,174.15 divided into 20,174,154 ordinary shares of $0.001 each (equivalent to 5,043,539 ordinary shares of $0.004 each post 2010 reverse split).

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share and per share data, unless otherwise stated)

10.	Share Capital and Share Premium (continued)

By a shareholders’ resolution also dated May 14, 2007, the Company increased its authorized share capital to 100,000 by the creation of an additional 79,825,846 ordinary shares of $0.001 each (equivalent to 19,956,461 ordinary shares of $0.004 each post 2010 reverse split). Following this conversion and sub-division, the Company’s authorized share capital was $100,000 divided into 100,000,000 ordinary shares of $0.001 each (equivalent to 25,000,000 ordinary shares of $0.004 each post 2010 reverse split).

On June 1, 2007, the Company consummated its initial public offering in the United Kingdom of 8,423,333 (equivalent to 2,105,833 post 2010 reverse split) ordinary shares at an offering price of $5.9391 per share (GBP3). The net proceeds of the offering after expenses were $46,578.

During the years ended December 31, 2009, 2008 and 2007, the Company issued 290,722, 29,297 and 38,666, respectively (equivalent to 72,680, 7,324 and 9,667, respectively, post 2010 reverse split), ordinary shares as share-based payments (note 13).

Share premium includes the contribution by the Group’s shareholders to the acquisition of the Group’s vessels. Firment Trading Limited contributed $1,275 in connection with the purchase of the m/v Gulf Globe and $300 in connection with the advance payment for the purchase of the m/v Island Globe. Another party, related through common control, contributed $4,000 to the purchase price of the m/v Gulf Globe. Additionally, share premium includes the effects of the acquisition of non-controlling interests, the effects of the Company’s initial public offering and the effects of the share-based payments described in note 13. Accordingly, as of December 31, 2009, 2008 and 2007, the Company’s share premium amounted to $88,516, $87,600 and $87,411, respectively.

11.	(Loss)/ Earnings per Share

Basic (loss)/ earnings per share are calculated by dividing the (loss)/ profit for the year attributable to the Company’s shareholders by the weighted average number of shares issued, paid and outstanding.

Diluted earnings per share amounts are calculated by dividing the net (loss)/ profit attributable to ordinary equityholders of the parent by the weighted average shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

The following reflects the (loss)/ profit and share data used in the basic and diluted earnings per share computations:

	Year ended December 31,
	2009	2008	2007
Net (loss)/profit attributable to ordinary equityholders	$(10,079)	$42,818	$11,210
Weighted average number of shares prior to the share reverse split (note 26)	28,769,477	28,650,255	23,785,402
Weighted average number of shares after the share reverse split (note 26)	7,192,369	7,162,564	5,946,350

Effect of dilution:
Effect of shares awarded treated as options (note 13)	-	256,812	-
Weighted average number of shares adjusted for the effect of dilution	7,192,369	7,419,375	5,946,350

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share and per share data, unless otherwise stated)

12.	Long-Term Debt, net

Long-term debt in the consolidated statement of financial position is analyzed as follows:

	Borrower	Loan Balance	Unamortized Debt Discount	Total Borrowings
(a)	Globus Maritime Limited	$43,555	$(295)	$43,260
(b)	Globus Maritime Limited	27,007	(192)	26,815

	Total as of December 31, 2009	70,562	(487)	70,075
	Less: Current Portion	34,157	(257)	33,900
	Long-Term Portion	36,405	(230)	36,175

	Total as of December 31, 2008	157,600	(617)	156,983
	Less: Current Portion	77,600	(322)	77,278
	Long-Term Portion	$80,000	$(295)	$79,705

(a)
In November 2007, the Company entered into a secured reducing revolving credit facility for $120,000 with a bank in order to: (i) refinance the existing indebtedness on the m/v Island Globe, (ii) finance part of the purchase price of the m/v Tiara Globe and the m/v River Globe, and (iii) provide general working capital to the Group.

The $120,000 facility is in the name of the Company as borrower and, at the time of execution, was guaranteed by the vessel-owning subsidiaries of the m/v Island Globe, m/v Tiara Globe and m/v River Globe collateralized by first preferred mortgages over their vessels.

This reducing revolving credit facility bears interest at LIBOR plus a margin of 0.95% per annum if the aggregate market value of the mortgaged vessels is less than 200% of the outstanding balance of the credit facility, and 0.75% per annum if their market value exceeds 200% of the outstanding balance.

On September 2, 2009, following the sale of the m/v Island Globe, the Company repaid $18,500. The outstanding balance as of December 31, 2009, was $43,555 (2008: $95,000).

Following the sale of the m/v Island Globe in September 2009, the facility was secured as follows:

➢	First preferred mortgage over the m/v Tiara Globe and m/v River Globe.

➢	Guarantees from the owning companies of these vessels.

➢	First preferred assignment of all insurances and earnings of the mortgaged vessels.

➢	General pledge of earnings account or any other accounts to be held with the lender.

Committed undrawn amounts under this credit facility

As of December 31, 2009, under this credit facility, the Group had available a total of $36,445 (2008: nil) of committed undrawn amounts, in two tranches, for financing further vessel acquisitions.

Tranche 1, in the amount of $20,000, had a commitment fee of 0.25% per annum while undrawn. This tranche was available to be drawn in one or multiple drawings, until the maturity of the credit facility in November 28, 2015, in order to finance one or more vessel acquisitions under the following conditions: (i) the vessel(s) to be acquired must not be smaller than Handysize type (10,000 – 39,999 dwt) dry bulk vessels and must not be older than 10 years at the time of the time of the granting of each security, and the bank would be granted security over the vessel(s) in its favor (including a mortgage over the vessel(s), guarantees from the owning company(ies) and assignment(s) of insurances and earnings) and (ii) the market value(s) of the vessel(s) acquired would be no less than 125% of the amount(s) drawn.

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share and per share data, unless otherwise stated)

12.	Long-Term Debt, net (continued)

Tranche 2 in the amount of $16,445 had a commitment fee of 0.50% per annum while undrawn. This tranche was available to be drawn in one or multiple drawings, but the maximum amount that could be drawn would be reduced every six months (in May and November) by twelve equal reductions of $925 each followed by a balloon reduction of $5,345 in November 2015, being the final maturity of the credit facility. Funds were to be used in order to finance one or more vessel acquisitions under the following conditions: (i) the vessel(s) to be acquired must not be smaller than Handymax type (40,000 – 59,999 dwt) dry bulk vessel and must not be older than 10 years at the time of the granting of each security, and the bank would be granted security over the vessel(s) in its favor (including a mortgage over the vessel(s), guarantees from the owning company(ies) and assignment(s) of insurances and earnings) and (ii) the market value(s) of the vessel(s) acquired would be no less than 166.67% of the amount(s) drawn. During May 2010, tranche 2 was reduced to $15,520. The Company drew the total amount available under both tranches, $35,520, and used the proceeds to finance the acquisitions of the m/v Sky Globe and m/v Star Globe (note 26). The credit facility is fully drawn and no amounts are available for further drawing.

The credit facility contains various covenants, including, among others, restrictions (a) that prohibit changes in management and ownership of the mortgaged vessel without prior written consent of the lender, (b) that prohibit the incurrence of additional indebtedness other than in the normal course of business without the prior written consent of the lender, (c) relating to mortgaging the vessel, (d) that prohibit payment of dividends in excess of 75% of the net income of the preceding financial year without the bank’s prior consent, (e) that set forth minimum requirements for the vessels’ market value and insured value in relation to the outstanding balance, and (f) that set forth the requirement to maintain at the end of each accounting period and all other times during the security period, consolidated cash and bank balances and bank deposits of at least $10,000. The global economic conditions during the fourth quarter of the fiscal year 2008, including the significant disruptions in global trade and the slowdown in the availability of credit, had broad effects on the industry. Since mid-August 2008, the spot and time charter rates in the dry bulk market fell significantly and as a result the market values of dry bulk vessels also declined. This correction of vessel values caused a breach of the relevant covenants as of December 31, 2008, for which the Company obtained a waiver from the bank through January 31, 2010. As of December 31, 2009, all breaches of covenants have been remediated.

(b)	BBBBB
In March 2008, the Company entered into a credit facility of up to $85,000 with a bank in order to: (i) refinance the existing indebtedness on the m/v Coral Globe, m/v Gulf Globe, m/v Lake Globe, m/v Ocean Globe, and m/v Sea Globe and (ii) provide general working capital to the Group. The Company was the borrower in the $85,000 loan and the subsidiaries owning the vessels m/v Coral Globe, m/v Gulf Globe, m/v Lake Globe, m/v Ocean Globe, and m/v Sea Globe were guarantors. The loan was secured by first preferred mortgages over such vessels. The m/v Ocean Globe was sold in November 2008. The loan bore interest at LIBOR plus a margin of 0.80% per annum if the ratio of the outstanding loan less cash deposits to the market value of the mortgaged vessels was less than 30% and 0.85% over LIBOR per annum at all other times. Following the sale of the m/v Gulf Globe in October 22, 2009 and of the m/v Lake Globe in November 12, 2009, an amount of $15,301 and $14,014 was repaid, respectively. The balance outstanding as of December 31, 2009, was $27,007 (2008: $62,600).

Following the sale of the m/v Gulf Globe and m/v Lake Globe, the loan was secured as follows:

➢	First preferred mortgage over the m/v Coral Globe and m/v Sea Globe (the m/v Ocean Globe was sold during November 2008).

➢	Guarantees from the owning companies of the vessels.

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share and per share data, unless otherwise stated)

12.	Long-Term Debt, net (continued)

➢	First specific assignment of time charters in excess of 12 months.

➢	First preferred assignment of all insurances and earnings of the mortgaged vessels.

The loan agreement contains various covenants, including, among others, restrictions (a) that prohibit changes in management and ownership of the mortgaged vessel without prior written consent of the lender, (b) that prohibit the incurrence of additional indebtedness other than in the normal course of business without the prior written consent of the lender, (c) relating to mortgaging the vessel, (d) that prohibit payment of dividends that exceed 75% of the net income recorded for the preceding financial year without the bank’s prior consent, (e) that set forth minimum requirements for the vessel’s market value and insured value in relation to the loan’s outstanding balance, and (f) that set forth the requirement to maintain freely available cash deposits of an amount in aggregate not less than $1,000 in respect of each vessel mortgaged to this bank.

The global economic conditions during the fourth quarter of the fiscal year 2008, including the significant disruptions in global trade and the slowdown in the availability of credit, had broad effects on the industry. Since mid-August 2008, the spot and time charter rates in the dry bulk market fell significantly and as a result the market values of dry bulk vessels also declined. This correction of vessel values caused a breach of the relevant covenant as of December 31, 2008 and, as agreed with the bank, the Company pledged an amount of $21,400 in favor of the bank and included total amount outstanding as of December 31, 2008 of $62,600 in the current portion of long term borrowings. As of December 31, 2009, and following the sale of the m/v Gulf Globe, and m/v Lake Globe the bank agreed to release $15,400 and retained the amount of $6,000 as a pledge (note 3). Following the sale of the m/v Sea Globe and m/v Coral Globe in February 2010, the outstanding debt of $27,007 as of December 31, 2009 was fully repaid (note 26).

The contractual annual loan principal payments per bank loan anticipated to be made subsequent to December 31, 2009, were as follows:

	Bank Loan
December 31	(a)	(b)	Total
2010	$7,150	$3,510	$10,660
2011	7,150	3,510	10,660
2012	7,150	3,510	10,660
2013	7,150	3,510	10,660
2014	7,150	3,510	10,660
2015 and thereafter	7,805	9,457	17,262
Total	$43,555	$27,007	$70,562

During November 2009, the Group entered into memoranda of agreement for the sale of the m/v Sea Globe and m/v Coral Globe, which were delivered to their new owners in February 2010. The balance outstanding as of December 31, 2009, for loan (b) therefore, is classified under current portion of long-term borrowings in the consolidated statement of financial position. The outstanding amount of $27,007 was fully repaid in February 2010 (note 26).

The contractual annual loan principal payments to be made subsequently to December 31, 2008, were as follows:

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share and per share data, unless otherwise stated)

12.	Long-Term Debt, net (continued)

	Bank Loan
December 31,	(a)	(b)	Total
2009	$15,000	$7,200	$22,200
2010	9,000	7,200	16,200
2011	9,000	7,200	16,200
2012	9,000	7,200	16,200
2013	9,000	7,200	16,200
2014 and thereafter	44,000	26,600	70,600
Total	$95,000	$62,600	$157,600

13.	Share-Based Payment

Share-based payment comprise the following:

	Year ended December 31, 2007
	Ordinary Shares	Ordinary Shares post reverse split (note 26)	Share Premium	Retained earnings
Non executive directors payment	3,080	770	24	4
Extra payment	35,586	8,897	352	-
Total	38,666	9,667	376	4

	Year ended December 31, 2008
	Ordinary Shares	Ordinary Shares post reverse split (note 26)	Share Premium	Retained earnings
Non executive directors payment	12,400	3,100	44	-
Extra payment	16,897	4,224	145	-
“LTIP” accrued current year	-	-	-	581
Total	29,297	7,324	189	581

	Year ended December 31, 2009
	Ordinary Shares	Ordinary Shares post reverse split (note 26)	Share Premium	Retained earnings
Non executive directors payment	33,910	8,477	38	-
Extra payment	171,052	42,763	175	-
“LTIP” shares issued	85,760	21,440	703	-
“LTIP” reversal of prior year accrual	-		-	(581)
“LTIP” accrued current year	-		-	17
“LTIP” portion cancelled	-		-	1,402
Total	290,722	72,680	916	838

In May 2007, the Company agreed to pay two of its non-executive directors GBP12 ($22) each in ordinary shares in the Company per annum, less any tax and/or National Insurance contributions payable, quarterly in arrears. The relevant number of shares is calculated based on the Company’s share price published in the Financial Times on the date of issue. For the years ended December 31, 2009, 2008 and 2007, the Company recognized an expense of $38, $44 and $28, respectively, in the consolidated statement of comprehensive income with a corresponding increase in equity under share capital, share premium and retained earnings.

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share and per share data, unless otherwise stated)

13.	Share-Based Payment (continued)

The board of directors on December 12, 2007 decided to allot 35,586 (equivalent to 8,897 post 2010 reverse split) ordinary shares of the Company to the executive directors of the Company and to various members of the personnel of the Manager as extra payment for services rendered. The Group recorded an expense of $352 equal to the fair (market) value of the shares as of December 12, 2007 (the grant date), which amount is included in the consolidated statement of comprehensive income with a corresponding increase in equity, under share capital and share premium. All shares were issued as of December 31, 2007.

The remuneration committee on April 15, 2008 decided to allot 16,897 (equivalent to 4,224 post 2010 reverse split) ordinary shares of the Company to the chief financial officer of the Company as an extra payment for services rendered. The Company recorded an expense of $145 equal to the fair (market) value of the shares on April 21, 2008 (the grant date), which amount is included in the consolidated statement of comprehensive income, under share-based payments, with a corresponding increase in equity under share capital and share premium. All shares were issued on May 1, 2008.

The remuneration committee on November 12, 2009 decided to allot 171,052 (equivalent to 42,763 post 2010 reverse spilt) ordinary shares of the Company to the chief executive officer of the Company as an extra payment for services rendered. The Company recorded an expense of $175 equal to the fair (market) value of the shares as of November 12, 2009 (the grant date), which amount is included in the consolidated statement of comprehensive income, under share-based payments, with a corresponding increase in equity under share capital and share premium. All shares were issued and allotted on November 19, 2009.

The remuneration committee on March 4, 2008 decided to grant a conditional award to the chief executive officer of the Company of 237,342 (equivalent to 59,335 post 2010 reverse split) ordinary shares of the Company under the Long Term Incentive Plan (“LTIP”), with the conditional right for the shares to be allotted and delivered to him in the future at nil cost.

According to the rules of the LTIP, subject to the executives continuing service, the awarded shares will vest on a daily basis over the next three years, and one third of the awarded shares will be allotted and delivered to the executive at nil cost on each of the first, second and third anniversaries of the grant date. If a cash dividend is paid during the vesting period, additional shares will be granted calculated in accordance with the rules of the LTIP.

Due to the Company paying cash dividends to shareholders after the date of grant of the conditional award to the chief executive officer of the Company (note 18), the Company added an additional 19,469 (equivalent to 4,867 post 2010 reverse split) ordinary shares to the initial grant.

For the year ended December 31, 2009, the Company recorded an expense of $122 (2008: $581) relating to the LTIP in the consolidated statement of comprehensive income with a corresponding increase in equity under retained earnings. On March 5, 2009, 85,760 (equivalent to 21,440 post 2010 reverse split) ordinary shares of the Company were issued and allotted to the chief executive officer of the Company pursuant to the terms of his grant. The fair (market) value as of March 4, 2008 (grant date) of the shares issued and allotted to the director on March 5, 2009 was $703. On April 21, 2009, the board of directors in agreement with the chief executive officer of the Company decided to release the unvested 171,052 (equivalent to 42,763 post 2010 reverse split) ordinary shares awarded to him under the LTIP on March 4, 2008. The Company accounted for the cancellation of the award as an acceleration of vesting, and therefore recognized immediately the amount that otherwise would have been recognized for services received over the remaining of the vesting period to March 4, 2011. The amount recognized due to the cancellation of the unvested award was $1,402 and is included in the income statement component of the consolidated statement of comprehensive income under share-based payments with a corresponding increase in equity under retained earnings.

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share and per share data, unless otherwise stated)

13.	Share-Based Payment (continued)

The board of directors of the Company on December 10, 2009 decided to grant a conditional award of an aggregate of 575,199 (equivalent to 143,799 post 2010 reverse split) ordinary shares to all employees of the Group existing as of that date under the LTIP, with the conditional right for the shares to be allotted and delivered to them in the future at nil cost. In addition to the LTIP rules, the award was subject to (i) the employee remaining in employment on the date of vesting, and (ii) the Company’s shares being listed on Nasdaq or have raised more than $30,000 from third parties or both in the year ended December 31, 2010. For the year ended December 31, 2009, the Company recorded an expense of $17 in the consolidated statement of comprehensive income with a corresponding increase in equity under retained earnings.

14.	Acquisition of Non-controlling Interests

Non-controlling interests in the equity of the consolidated subsidiaries at January 1, 2007 related to the participation in Adagio Marine S.A. by a company related through common control. As of January 1, 2007, the related party owned 67% of the share capital of Adagio Marine S.A. and the Group owned the remaining 33%. As the Company had, by virtue of an agreement with the related party, full operational control over Adagio Marine S.A. and power to appoint the board of directors of Adagio Marine S.A., the latter was consolidated in the Group’s financial statements with the capital invested by the related party and the net profit attributable to the related party disclosed as non-controlling interests.

On January 11, 2007, the related party referred to above obtained a 52% ownership in Abrosa Shipping Inc. (prior to January 11, 2007, 100% of Abrosa Shipping Inc.’s issued share capital was owned by the Company).

The Company had, by virtue of an agreement with the related party, full operational control over Abrosa Shipping Inc. and power to appoint the board of directors of this subsidiary, therefore, the latter was consolidated in the Group’s financial statements, with the capital invested by the related party and the net profit attributable to the related party disclosed as non-controlling interests.

On March 21, 2007, the non-controlling interests sold its ownership in Adagio Marine S.A. and Abrosa Shipping S.A. to a third party, Lipati Shipping Company Limited (“Lipati”). On March 22, 2007, the share certificates of Lipati in the two entities were cancelled and new share certificates in the name of the Company were issued. As a result, as of March 22, 2007, the Company was the 100% shareholder of all its subsidiaries.

On March 21, 2007, the Company issued 2,342 shares, with a nominal value of GBP1 each, to Lipati as consideration for the shares held in Adagio Marine S.A. and Abrosa Shipping S.A. As of that date, the non-controlling interests in these entities was $10,113. This transaction was effectively treated as an acquisition by the Company of the non-controlling interests with issuance of shares in the Company as consideration. The difference between the carrying value of the non-controlling interests at transaction date and the nominal value of share capital issued as consideration ($4) was accounted for in accordance with the Company’s policy for acquisition of non-controlling interests (entity concept method), i.e., reflected as an equity transaction in share premium. There was no cash flow impact as a result of the reorganization.

15.	Voyage Expenses and Vessel Operating Expenses

Voyage expenses and vessel operating expenses in the consolidated statement of comprehensive income consist of the following:

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share and per share data, unless otherwise stated)

15.	Voyage Expenses and Vessel Operating Expenses (continued)

Voyage expenses consist of:

	Year ended December 31,
	2009	2008	2007
Commissions	$2,717	$4,788	$1,945
Bunkers expenses	521	1,597	232
Other voyage expenses	504	289	68
Total	$3,742	$6,674	$2,245

Vessel operating expenses consist of:

	Year ended December 31,
	2009	2008	2007
Crew wages and related costs	$5,268	$5,930	$3,684
Insurance	1,114	1,523	800
Spares, repairs and maintenance	1,753	2,080	1,237
Lubricants	949	1,174	821
Stores	868	1,595	886
Other	185	235	211
Total	$10,137	$12,537	$7,639

16.	Administrative Expenses

The amount shown in the consolidated statement of comprehensive income is analyzed as follows:

	Year ended December 31,
	2009	2008	2007
Personnel expenses	$1,556	$1,435	$843
Audit fees	78	96	126
Travelling expenses	12	44	28
Consulting fees	89	149	56
Communication	74	70	45
Stationery	7	14	13
Other	188	314	181
Total	$2,004	$2,122	$1,292

17.	Interest Expense and Finance Costs

The amounts in the consolidated statement of comprehensive income are analyzed as follows:

	Year ended December 31,
	2009	2008	2007
Interest payable on long-term borrowings	$2,669	$6,872	$5,377
Commitment fees payable on long-term borrowings	71	37	14
Bank charges	40	38	23
Amortization of debt discount	130	386	137
Other finance expenses	16	374	45
Total	$2,926	$7,707	$5,596

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share and per share data, unless otherwise stated)

18.	Dividends Paid

Dividends declared and paid during the years ended December 31, 2009, 2008 and 2007 are as follows:

	GBp per share	US cents per share	US$000s	Date declared	Date Paid
Extraordinary interim dividend	-	10.4	2,100	May 31, 2007	September 24, 2007
Interim dividend for 2007	1.44	2.9	817	August 21, 2007	September 7, 2007
Final dividend for 2007	7.31	14.5	4,154	February 29, 2008	May 9, 2008
Interim dividend for 2008	26.9	50.0	14,328	August 26, 2008	September 18, 2008

19.	Derivative Financial Instruments

	December 31,
	2009		2008
	Assets	Liabilities	Assets	Liabilities
Interest rate swaps	-	$1,220	-	$1,373
Foreign exchange forward contracts	-	10	-	-
Total	-	$1,230	-	$1,373

During November 2008, the Group entered into an interest rate swap agreement of a notional amount of $10,000 effective from November 28, 2008 to November 29, 2013. For the period from November 28, 2008 to November 23, 2010, the Group will exchange 6 month LIBOR interest rate with a fixed interest rate of 2.4%. On November 23, 2010, the swap counterparty has the option to select either (a) to exchange 6 month LIBOR interest rate with a fixed interest rate of 3.6%, or (b) to exchange 6 month LIBOR interest rate with 6 month LIBOR interest rate minus 20 basis points for the remaining period to maturity. As of December 31, 2009 and 2008, the aforementioned interest rate swap had a fair value of $430 and $485, respectively, in favor of the swap counterparty.

During November 2008, the Group entered into an interest rate swap agreement of a notional amount of $15,000, effective from November 28, 2008 to November 28, 2013. For the period from November 28, 2008 to November 29, 2010, the Group will exchange 3 month LIBOR interest rate with a fixed interest rate of 2.45%.

On November 29, 2010, and for the remaining period to maturity, the swap counterparty has the option to select either (a) to exchange 3 month LIBOR interest rate with a fixed interest rate of 3.64%, or (b) to exchange 3 month LIBOR interest rate with 3 month LIBOR interest rate minus 20 basis points. As of December 31, 2009 and 2008, the aforementioned interest rate swap had a fair value of $790 and $888, respectively, in favor of the swap counterparty.

Gains and losses on interest rate swap contracts are recognized in the income statement component of the consolidated statement of comprehensive income in finance costs.

20.	(Loss)/Gain on Sale of Vessel

During the year ended December 31, 2008, the Group sold the m/v Ocean Globe for $37,000.

During the year ended December 31, 2009, the Group sold the m/v Island Globe, m/v Gulf Globe and m/v Lake Globe for $19,100, $15,500 and $16,500, respectively.

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share and per share data, unless otherwise stated)

20.	(Loss)/Gain on Sale of Vessel (continued)

The (loss)/gain on the sale of the vessels was calculated as follows:

	Year ended December 31,
	2009	2008	2007
Proceeds (note 5)	$51,100	$37,000	-
Carrying amount of vessels sold (note 5)	(49,833)	(21,657)	-
Other selling expenses	(2,069)	(248)	-
Net (loss) / gain on sale	$(802)	$15,095	-

21.	Contingencies

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Group’s vessels. Currently, management is not aware of any such claims or contingent liabilities that are material for disclosure.

22.	Commitments

Through December 31, 2009, the Group entered into time charter arrangements on its vessels. These non-cancellable arrangements had remaining terms between ten days to five months as of December 31, 2009, and between one to twelve months as of December 31, 2008, assuming redelivery at the earliest possible date.

The expected minimum gross future lease revenues receivable upon non-cancellable operating leases as of December 31, 2009 and 2008 are as follows (vessel off-hires, drydocking days and early delivery of the vessels that could occur but are not currently known are not taken into consideration or accounted for below):

	2009	2008
Within one year	$2,925	$26,380
After one year but not more than five years	-	-
More than five years	-	-
Total	$2,925	$26,380

These amounts include consideration for other elements of the arrangement apart from the right to use the vessel, such as maintenance and crewing and its related costs.

As of December 31, 2009 and 2008, the Group was a party to an operating lease agreement as lessee. The operating lease relates to the office premises of the Group (expiring in August 2015).

The future minimum lease payments under this agreement as of December 31, 2009 and 2008, were as follows:

	2009	2008
Within one year	$247	$252
After one year but not more than five years	1,051	1,144
More than five years	185	545
Total	$1,483	$1,941

Total rent expense under operating leases for the years ended December 31, 2009, 2008 and 2007, amounted to $239, $242 and $214 respectively.

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share and per share data, unless otherwise stated)

23.	Income Tax

Under Article 123A of the Income Tax (Jersey) law 1961, as amended, the Company has obtained Jersey exempt company status for the year and is therefore exempt from Jersey income tax on non Jersey source income and bank interest (by concession). A GBP600 annual exempt fee was payable by the Company. The exempt company regime no longer applies as of January 1, 2009. The general rate of corporation tax for companies resident in Jersey will be 0% from this date. Also, under the laws of the respective jurisdictions of the consolidated subsidiaries of the Group, the Group is not subject to tax on international shipping income. Instead, a tax is levied based on the tonnage of the vessels, which is included in operating expenses in the consolidated income statement.

Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements: (a) the company is incorporated in a foreign country that grants an equivalent exception to corporations incorporated in the United States and (b) either (i) more than 50% of the value of the company’s stock is owned, directly or indirectly, by individuals who are “residents” of the company’s country of incorporation or of another foreign country that grants an “equivalent exemption” to corporations incorporated in the United States (50% Ownership Test) or (ii) the company’s stock is “primarily and regularly traded on an established securities market” in its country of incorporation, in another country that grants an “equivalent exemption” to United States corporations, or in the United States (Publicly-Traded Test). Under the regulations, company’s stock will be considered to be “regularly traded” on an established securities market if (1) one or more classes of stock representing 50% or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (2) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year. Notwithstanding the foregoing, the regulations provide, in pertinent part, that each class of the company’s stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of the company’s outstanding stock.

The Group anticipates its income will continue to be exempt in the future, including U.S. federal income tax. However, in the future, the Group may not continue to satisfy certain criteria in the U.S. tax laws and as such, may become subject to the U.S. federal income tax on future U.S. source shipping income.

24.	Financial Risk Management Objectives and Policies

The Group’s financial liabilities are bank loans, trade and other payables. The main purpose of these financial liabilities is to assist in the financing of Group’s operations and the acquisition of vessels. The Group has various financial assets such as trade accounts receivable, cash and bank balances and bank deposits, which arise directly from its operations.

The main risks arising from the Group’s financial instruments are cash flow interest rate risk, credit risk, liquidity risk and foreign currency risk.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s long-term debt obligations with floating interest rates. To manage this, the Group enters into interest rate swap, in which the Group agrees to exchange, at specific intervals, the difference between fixed and variable interest rate. Interest amounts are calculated by reference to an agreed upon notional principal amount. After taking into account the effect of interest rate swaps, approximately 35% of the Group’s borrowings as of December 31, 2009 and 16% as of December 31, 2008, were at a fixed rate of interest.

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share and per share data, unless otherwise stated)

24.	Financial Risk Management Objectives and Policies (continued)

Interest Rate Risk Table

The following table demonstrates the sensitivity to a reasonably possible change in interest rates, with all other variables held constant, of the Group’s profit. There is no impact on the Group’s equity.

	Increase/Decrease in basis points	Effect on profit

2009
LIBOR	+15	$(219)
	-20	292
2008
LIBOR	+15	$(257)
	-20	343

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s operating activities.

Foreign Currency Sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in the Euro exchange rate, with all other variables held constant, of the Group’s profit due to changes in the fair value of monetary assets and liabilities. The Group’s exposure to foreign currency changes for all other currencies as of December 31, 2009 and 2008 was not material.

	Change in rate	Effect on profit

2009	+10%	$404
	-10%	(404)

2008	+10%	$(46)
	-10%	46

Credit Risk

The Group operates only with recognized, creditworthy third parties including major charterers, commodity traders and government owned entities. Receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to impairment on trade accounts receivable is not significant. The maximum exposure is the carrying value of trade accounts receivable as indicated in the consolidated statement of financial position. With respect to the credit risk arising from other financial assets of the Group, such as cash and cash equivalents, the Group’s exposure to credit risk arises from default of the counterparties, which are recognized financial institutions. The Group performs annual evaluations of the relative credit standing of these counterparties. The exposure of these financial instruments is equal to their carrying amount as indicated in the consolidated statement of financial position.

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share and per share data, unless otherwise stated)

24.	Financial Risk Management Objectives and Policies (continued)

Concentration of Credit Risk Table

The following table provides information with respect to charterers who individually accounted for more than 10% of the Group’s revenue for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
Cosco Bulk Carrier Co. Ltd.	-	$15,756	$16,943
Atlas Shipping A/S	-	-	8,166
STX Pan Ocean Co. Ltd.	-	-	6,777
D/S Norden A/S	7,373	10,371	5,241
Korea Line Corp.	23,162	21,553	-
Other	22,277	50,917	3,833
Total	$52,812	$98,597	$40,960

Liquidity Risk

The Group mitigates liquidity risk by managing cash generation by its operations and applying cash collection targets appropriately. The vessels are normally chartered under time charter agreements where, in accordance with industry practice, the charterer pays for the transportation service 15 days in advance, supporting the management of cash generation. Vessel acquisitions are carefully controlled, with authorization limits operating up to board level and cash payback periods applied as part of the investment appraisal process. This way, the Group maintains a good credit rating to facilitate fund raising. The Group’s funding strategy objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans. Excess cash used in managing liquidity is only invested in financial instruments exposed to insignificant risk of changes in market value, such as being placed on interest bearing deposits with maturities fixed at no more than 3 months. The Group monitors its risk to shortage of funds by considering the maturity of its financial liabilities and its projected cash flows from operations.

The table below summarizes the maturity profile of the Group’s financial liabilities as of December 31, 2009 and 2008, based on contractual undiscounted cash flows.

Year ended December 31, 2009	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Long-term debt	-	949	10,522	56,222	5,964	73,657
Interest rate swap, net	-	44	615	2,340	-	2,999
Accrued liabilities and other payables	-	1,095	-	-	-	1,095
Trade accounts payable	-	1,158	-	-	-	1,158
Total	-	$3,246	$11,137	$58,562	$5,964	$78,909

Year ended December 31, 2008	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Long-term Debt	-	2,140	23,715	93,599	55,751	175,205
Interest rate swap, net	-	25	177	1,796	-	1,998
Accrued liabilities and other payables	-	707	-	-	-	707
Trade accounts payable	-	2,212	-	-	-	2,212
Total	-	$5,084	$23,892	$95,395	$55,751	$180,122

Capital Management

The primary objective of the Group’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value. The Group manages its capital structure, and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue shares as well as managing the outstanding level of debt. No changes were made in the objectives, policies or processes during the years ended December 31, 2009 and 2008.

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share and per share data, unless otherwise stated)

24.	Financial Risk Management Objectives and Policies (continued)

Capital Management (continued):

The Group monitors capital using the ratio of net debt to book capitalization adjusted for the market value of the Group’s vessels plus net debt. The Group includes within net debt interest bearing loans gross of unamortized debt discount, less cash and bank balances and bank deposits. Market values of the vessels are provided by independent internationally recognized firms of shipbrokers.

Adjusted book capitalization refers to total equity adjusted for the market value of the Group’s vessels plus net debt. The Group’s policy is to keep the ratio described above, below 60%

	December 31,
	2009	2008
Interest bearing loans	$70,562	$157,600
Cash and bank balances and bank deposits	(59,157)	(65,342)
Net debt	11,405	92,258

Equity	113,458	121,783
Adjustment for the market value of vessels (charter-free)	(36,696)	(92,507)
Book capitalization	76,762	29,276

Adjusted book capitalization plus net debt	$88,167	$121,534
Ratio	13%	76%

Net debt as calculated above is not consistent with the IFRS definition of debt. The following reconciliation is provided:

	December 31,
	2009	2008
Debt in accordance with IFRS	$70,075	$156,983
Add: Unamortized debt discount	487	617
	70,562	157,600
Less: Cash and bank balances and bank deposits	(59,157)	(65,342)
Net debt	$11,405	$92,258

25.	Financial Instruments

Fair Values

Derivative financial instruments are recorded at fair value, while all other financial assets and financial liabilities are recorded at amortized cost which approximates fair value as of December 31, 2009 and 2008.

Fair Value Hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:	quoted (unadjusted) prices in active markets for identical assets or liabilities.

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share and per share data, unless otherwise stated)

25.	Financial Instruments (continued)

Fair Value Hierarchy (continued):

Level 2:	other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3:	techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

As of December 31, 2009 and 2008, the Group held the following financial instruments measured at fair value:

Liabilities at fair value	December 31, 2009	Level 1	Level 2	Level 3
Interest rate swaps	$1,220	-	$1,220	-
Foreign exchange forward contracts	10	-	10	-
Total	$1,230	-	$1,230	-

Liabilities at fair value	December 31, 2008	Level 1	Level 2	Level 3
Interest rate swaps	1,373	-	1,373	-
Total	$1,373	-	$1,373	-

26.	Events after the Reporting Date

Delivery of Vessels Sold

On February 17, 2010, the m/v Sea Globe and m/v Coral Globe were delivered to their new owners (note 5).

Debt Repayment

On February 17, 2010, following the delivery of the aforementioned vessels, the Company repaid outstanding debt of $27,007 relating to the loan in which the aforementioned vessels were used as collateral (note 12).

Vessels Acquisition

a)
On March 26, 2010, Domina Maritime Ltd and Dulac Maritime S.A. (wholly owned subsidiaries of the Company) entered into memoranda of agreement for the purchase of two dry bulk sister ships, the m/v Sky Globe and m/v Star Globe respectively, for a total purchase price of $65,650. The vessels were delivered to the Group on May 19, 2010 and May 25, 2010, respectively. The acquisition of the vessels was financed partly by the $35,520 undrawn committed borrowing facility (note 3, 12) and the remaining balance from the Group’s available cash. The credit facility with Credit Suisse was then fully drawn and no amounts were available for further drawing.

b)
On June 7, 2010, Kelty Marine Ltd., a wholly owned subsidiary of the Company, entered into a memorandum of agreement for the purchase of a dry bulk vessel, the m/v Jin Star, with a bareboat agreement attached at a daily rate of $14, for a purchase price of $41,112. The vessel was delivered to the Group on June 29, 2010. The acquisition of the vessel was financed partly by the issuance of new debt of $26,650 and the remaining balance from the Group’s available cash.

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share and per share data, unless otherwise stated)

26.	Events after the Reporting Date (continued)

Issuance of Debt

On June 25, 2010, the Group entered into a loan agreement with the purpose of financing part of the acquisition of the m/v Jin Star. The amount of $26,650 was drawdown on June 28, 2010, and will be repaid in twenty-eight quarterly installments of $500 each and a balloon payment of $12,650 payable together with the final installment on the final maturity date. The loan bears interest at LIBOR plus a margin as described below:

Loan amount outstanding over the market value of m/v Jin Star (“LtV”)	Margin

Less than 45%	2.25%

45% or greater and less than or equal to 60%	2.40%

Greater than 60% and less than or equal to 70%	2.50%

Greater than 70%	2.75%

Reverse Split

At the annual general shareholders meeting which took place on July 28, 2010, the shareholders of the Company approved a reverse split of four ordinary shares of $0.001 each, in the capital of the Company into one ordinary share of $0.004 each. Such reverse split occurred on July 29, 2010.

Redomiciliation

On November 24, 2010, the Company redomiciled from Jersey into the Marshall Islands. Upon redomiciliation, the existence of the Company shall be deemed to have commenced on the date the Company commenced its existence in Jersey. The redomiciliation of the Company in the Marshall Islands does not affect any obligations or liabilities of the Company incurred prior to its redomiciliation, and property of every description, including rights of action and the business of the Company shall continue to be vested in the Company. The registered address of the Company in the Marshall Islands is located in Trust Company Complex, Ajeltake Island, Ajeltake Road, Majuro, Marshall Islands MH96960. The name of the Company’s registered agent at such address is The Trust Company of the Marshall Islands, Inc.

GLOBUS MARITIME LIMITED
INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
At June 30, 2010
(Expressed in thousands of U.S. Dollars)

		June 30,	December 31,
		2010	2009
	Note	(Unaudited)	(Audited)
ASSETS

NON-CURRENT ASSETS
Vessels, net	5	196,184	93,166
Office furniture and equipment		22	28
Other non-current assets		10	10
Total non-current assets		196,216	93,204
CURRENT ASSETS
Cash and bank balances and bank deposits	3	22,745	59,157
Trade accounts receivable, net		253	336
Inventories		416	355
Prepayments and other assets		958	1,488
Total current assets		24,372	61,336
Non-current assets classified as held for sale	5	-	33,030
		24,372	94,366
TOTAL ASSETS		220,588	187,570

EQUITY AND LIABILITIES

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF GLOBUS MARITIME LIMITED
Share capital	6	29	29
Share premium	6	88,529	88,516
Retained earnings		26,138	24,913
Total equity		114,696	113,458
NON-CURRENT LIABILITIES
Long-term borrowings, net of current portion	8	90,785	36,175
Provision for staff retirement indemnities		43	43
Total non-current liabilities		90,828	36,218
CURRENT LIABILITIES
Current portion of long-term borrowings	8	10,902	33,900
Trade accounts payable		935	1,158
Accrued liabilities and other payables		698	1,095
Derivative financial instruments	9	1,794	1,230
Deferred revenue		735	511
Total current liabilities		15,064	37,894
TOTAL LIABILITIES		105,892	74,112
TOTAL EQUITY AND LIABILITIES		220,588	187,570

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GLOBUS MARITIME LIMITED
INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the six months ended June 30, 2010
(Expressed in thousands of U.S. Dollars, except per share data)

		(Unaudited)
		Six months ended June 30,
	Note	2010	2009
REVENUE:
Time charter revenue		11,618	26,540

EXPENSES & OTHER OPERATING INCOME:
Voyage expenses		(845)	(2,070)
Vessels operating expenses		(2,638)	(5,678)
Depreciation	5	(2,816)	(6,989)
Depreciation of dry docking costs	5	(260)	(836)
Administrative expenses		(1,005)	(907)
Administrative expenses payable to related parties	4	(518)	(541)
Share-based payments	6	(148)	(1,542)
Impairment loss		-	(18,826)
Gain on sale of vessel	10	7	-
Other expenses, net		(31)	(20)

Operating profit/(loss) before financial activities		3,364	(10,869)

Interest income from bank balances & deposits		223	488
Interest expense and finance costs		(977)	(1,591)
Gain/(loss) on derivative financial instruments	9	(564)	309
Foreign exchange (losses)/gains, net		(956)	34
Total loss from financial activities		(2,274)	(760)
TOTAL PROFIT/(LOSS) FOR THE PERIOD		1,090	(11,629)
Other comprehensive income		-	-
TOTAL COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD		1,090	(11,629)

Attributable to:

Globus Maritime Limited shareholders		1,090	(11,629)

Earnings/(loss) per share (U.S.$):

- Basic earnings/(loss) per share for the period	7	0.151	(1.619)
- Diluted earning/(loss) per share for the period	7	0.151	(1.619)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GLOBUS MARITIME LIMITED
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six months ended June 30, 2010
(Expressed in thousands of U.S. Dollars, except share and per share data)

	Common Stock
			Post reverse split equivalent (note 14)
	Number of Shares	Par Value	Number of Shares	Par Value	Issued Share Capital	Share Premium	Retained Earnings	Total Equity
Balance as of January 1, 2010 (audited)	28,956,172	0.001	7,239,043	0.004	29	88,516	24,913	113,458
Profit for the period	-	-	-	-	-	-	1,090	1,090
Other comprehensive income	-	-	-	-	-	-	-	-
Total comprehensive income for the period	-	-	-	-	-	-	1,090	1,090
Share-based payment	7,236	0.001	1,809	0.004	-	13	135	148
Balance as of June 30, 2010 (unaudited)	28,963,408	0.001	7,240,852	0.004	29	88,529	26,138	114,696

	Common Stock
			Post reverse split equivalent (note 14)
	Number of Shares	Par Value	Number of Shares	Par Value	Issued Share Capital	Share Premium	Retained Earnings	Total Equity
Balance as of January 1, 2009 (audited)	28,665,450	0.001	7,166,363	0.004	29	87,600	34,154	121,783
Loss for the period	-	-	-	-	-	-	(11,629)	(11,629)
Other comprehensive income	-	-	-	-	-	-	-	-
Total comprehensive loss for the period	-	-	-	-	-	-	(11,629)	(11,629)
Share-based payment	102,210	0.001	25,552	0.004	-	721	821	1,542
Balance as of June 30, 2009 (unaudited)	28,767,660	0.001	7,191,915	0.004	29	88,321	23,346	111,696

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GLOBUS MARITIME LIMITED
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the six months ended June 30, 2010
(Expressed in thousands of U.S. Dollars)

	(Unaudited)
		For the six months ended June 30,
	Note	2010	2009
Cash Flows from Operating Activities:
Profit/(loss) for the period		1,090	(11,629)
Adjustments for:
Depreciation		2,816	6,989
Depreciation of deferred dry docking costs		260	836
Payment of deferred dry docking costs		-	(312)
Gain on sale of vessel	10	(7)	-
Impairment loss		-	18,826
Provision for staff retirement indemnity		-	7
Loss/(gain) on derivative financial instruments	9	564	(309)
Interest expense and finance costs		977	1,591
Interest income		(223)	(488)
Foreign exchange losses/(gains), net		90	(34)
Share-based payment	6	148	1,542
(Increase)/Decrease in:
Trade accounts receivables, net		83	91
Inventories		(61)	(46)
Prepayments and other assets		426	74
Increase/(Decrease) in:
Trade accounts payable		(223)	(136)
Accrued liabilities and other payables		(294)	62
Deferred revenue		224	(138)
Net cash generated from operating activities		5,870	16,926

Cash Flows from Investing Activities:
Vessel acquisitions	5	(106,084)	-
Time deposits with maturity of three months or more		-	10,000
Net proceeds from sale of vessels	10	33,037	-
Purchase of office furniture and equipment		(3)	(1)
Interest received		327	770
Net cash (used in)/generated from investing activities		(72,723)	10,769

Cash Flows from Financing Activities:
Proceeds from issuance of long-term debt		62,170	-
Repayment of long-term debt		(30,583)	(28,900)
Pledged bank deposits		5,000	3,800
Payment of financing costs		(200)	-
Interest paid		(856)	(1,593)
Net cash generated from/(used in) in financing activities		35,531	(26,693)

Net (decrease)/increase in cash and cash equivalents		(31,322)	1,002
Foreign exchange losses on cash and bank deposits		(90)	-
Cash and cash equivalents at the beginning of the period	3	53,157	33,942
Cash and cash equivalents at the end of the period	3	21,745	34,944
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GLOBUS MARITIME LIMITED
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share and per share data, unless otherwise stated)

1.	General Information

The interim condensed consolidated financial statements of Globus Maritime Limited (the “Company”) and its subsidiaries (the “Group”) include the interim condensed financial statements of the following companies:

Company	Country of Incorporation	Date of Incorporation	Activity

Globus Maritime Limited	Jersey	July 26, 2006	Holding Co.

Globus Shipmanagement Corp.	Marshall Islands	July 26, 2006	Management Co.

Globus Shipmanagement Corp. (the “Manager”) is a wholly owned subsidiary of the Company.

The consolidated financial statements also include the interim condensed financial statements of the following vessel-owning subsidiaries, all wholly owned by the Company as of June 30, 2010 and 2009:

Company	Country of Incorporation	Vessel Delivery Date	Vessel Owned

Chantal Maritime Co. (The company was dissolved on February 19, 2010)	Marshall Islands	September 15, 2006	m/v Ocean Globe (sold in November 2008)

Sibelle Marine Inc.	Marshall Islands	September 26, 2006	m/v Sea Globe (Sold in February 2010)

Supreme Navigation Co.	Marshall Islands	November 14, 2006	m/v Coral Globe (Sold in February 2010)

Adagio Marine S.A.	Marshall Islands	December 6, 2006	m/v Lake Globe (sold in November 2009)

Abrosa Shipping Inc.	Marshall Islands	January 11, 2007	m/v Gulf Globe (sold in October 2009)

Eleanor Maritime Limited	Marshall Islands	July 9, 2007	m/v Island Globe (sold in September 2009)

Devocean Maritime Ltd.	Marshall Islands	December 18, 2007	m/v River Globe

Elysium Maritime Limited	Marshall Islands	December 18, 2007	m/v Tiara Globe

Domina Maritime Ltd.	Marshall Islands	May 19, 2010	m/v Sky Globe

Dulac Maritime S.A.	Marshall Islands	May 25, 2010	m/v Star Globe

Kelty Marine Ltd.	Marshall Islands	June 29, 2010	m/v Jin Star

The principal business of the Group is the ownership and operation of a fleet of dry bulk vessels, providing maritime services for the transportation of dry cargo products on a worldwide basis. The Group conducts its operations through its vessel-owning companies.

GLOBUS MARITIME LIMITED
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share and per share data, unless otherwise stated)

1.	General Information (continued)

On June 1, 2007, the Company concluded its initial public offering in the United Kingdom and its shares were admitted for trading on the Alternative Investment Market on the London Stock Exchange (“AIM”).

The address of the registered office of the Company is Walker House, PO Box 498, 28-34 Hill Street, St Helier, Jersey, JE4 5TF, Channel Islands. On November 24, 2010, the Company redomiciled from Jersey into the Marshall Islands. Upon redomiciliation, the existence of the Company shall be deemed to have commenced on the date the Company commenced its existence in Jersey (note 14).

The operations of the vessels are managed by the Manager, a wholly owned Marshall Islands corporation. The Manager has an office in Greece, located at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece and provides the commercial, technical, cash management and accounting services necessary for the operation of the fleet in exchange for a management fee. The management fee is eliminated on consolidation.

2.	Basis of Preparation and Significant Accounting Policies

2.1
Basis of Preparation: The interim condensed consolidated financial statements for the six months ended June 30, 2010 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (IAS 34), as issued by the International Accounting Standards Board (“IASB”). The Company also previously prepared consolidated financial statements for the six months ended June 30, 2010, in accordance with IAS 34 as endorsed by the European Union (“EU”). There are no significant differences between the Company’s consolidated financial statements prepared in accordance with IFRS as issued by the IASB and the Company’s consolidated financial statements prepared in accordance with IFRS as endorsed by the EU.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as of December 31, 2009.

2.2	Significant Accounting Policies:

The accounting policies were adopted in the preparation of the interim condensed consolidated financial statements, and should be read in conjunction with the Group’s annual financial statements as of December 31, 2009, except for the adoption of new standards and interpretations as of January 1, 2010, noted below:

•
IFRS 2 Share-based Payment: Group Cash- settled Share- based Payment Transactions (Amended). The standard has been amended to clarify the accounting for group cash-settled share-based payment transactions. This amendment also supersedes IFRIC 8 and IFRIC 11. The adoption of this amendment did not have any impact on the financial position or performance of the Group.

•
IAS 39 Financial Instruments: Recognition and Measurement (Amended)- Eligible Hedged Items. The amendments address the designation of one-sided risk in a hedged item, and the designation of inflation as a hedged risk or portion in particular situations. The amendments had no effect on the financial position or the performance of the Group.

•
IFRIC 17 Distributions of Non-cash Assets to Owners. The interpretation provides guidance on accounting for arrangements whereby an entity distributes non-cash assets to shareholders either as a distribution of reserve or as dividends. The interpretation had no effect on the financial position or the performance of the Group.

GLOBUS MARITIME LIMITED
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share and per share data, unless otherwise stated)

2.	Basis of Preparation and Significant Accounting Policies (continued)

2.2	Significant Accounting Policies (continued)

•
IFRS 3 Business Combinations (Revised) and IAS 27 Consolidated and Separate Financial Statements (Amended). The revised IFRS 3 introduces a number of changes in the accounting for business combinations, which will impact the amount of goodwill recognised, the reported results in the period that an acquisition occurs and future reported results. Such changes include the expensing of acquisition-related costs and recognising subsequent changes in fair value of contingent consideration in the profit or loss (rather than by adjusting goodwill). The amended IAS 27 requires that a change in ownership interest of a subsidiary is accounted for as an equity transaction. Therefore, such a change will have no impact on goodwill, nor will it give raise to a gain or loss. Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary. The interpretation had no effect on the financial position or the performance of the Group.

•
Improvements to IFRS (issued May 2008). All amendments issued are effective as at 31 December 2009, apart from: IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, which clarifies when a subsidiary is classified as held for sale or all its assets and liabilities are classified as held for sale, even when the entity remains a non-controlling interest after the sale transaction. The amendment is applied prospectively.

•
Improvements to IFRS (issued April 2009). In April 2009, the Board issued its second omnibus of amendments to its standards, primarily with a view to removing inconsistencies and clarifying wording. There are separate transitional provisions for each standard. The adoption of the following amendments resulted in changes to accounting policies but did not have any impact on the financial position or performance of the Group:

o	IFRS 8 Operating Segment Information
o	IFRS 2 Share-based Payment
o	IFRS 5 Non-current Assets Held for Sale and Discontinued Operations
o	IAS 1 Presentation of Financial Statements
o	IAS 7 Statement of Cash Flows
o	IAS 38 Intangible Assets
o	IAS 39 Financial Instruments: Recognition and Measurement
o	IFRIC 9 Reassessment of Embedded Derivatives
o	IFRIC 16 Hedges of a Net Investment in a Foreign Operation
o	IAS 36 Impairment of Assets

The Group has not adopted any other standard, interpretation or amendment that was issued but is not yet effective.

3.	Cash and Bank Balances and Bank Deposits

For the purpose of the interim condensed consolidated statement of financial position, cash and bank balances and bank deposits were comprised the following:

	June 30,	December 31,
	2010	2009
Cash on hand	$14	$8
Bank balances	2,889	1,315
Bank deposits	19,842	57,834
Total	$22,745	$59,157

Cash held in banks earns interest at floating rates based on daily bank deposit rates. Bank deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective bank deposit rates. The fair value of cash and bank balances and bank deposits as of June 30, 2010 was US$22,745 (December 31, 2009: US$59,157).

GLOBUS MARITIME LIMITED
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share and per share data, unless otherwise stated)

3.	Cash and Bank Balances and Bank Deposits (continued)

The Group has pledged a part of its bank deposits in order to fulfil collateral requirements.

For the purpose of the interim consolidated statement of cash flow, the following reconciliation with cash and cash equivalents is provided below:

	June 30,	December 31,
	2010	2009
Cash and bank balances and bank deposits	$22,745	$59,157
Less: pledged bank deposits	(1,000)	(6,000)
Cash and cash equivalents	$21,745	$53,157

4.	Transactions with Related Parties

The Group is controlled by Firment Trading Limited (incorporated in Cyprus), which owns 61.8% of the Company’s shares. The remaining 38.2% of the shares are widely held. The ultimate controlling party of the Group is Mr. George Feidakis. The following are the major transactions, which have been entered into with related parties during the six months ended June 30, 2010 and 2009:

Operating Lease

On August 20, 2006, the Manager entered into a rental agreement for 350 square metres of office space for its operations within a building owned by Cyberonica S.A. (a company related through common control). Rental expense is Euro 14 (US$20) per month up to August 20, 2009. The rental agreement provides for a yearly increase in rent of 2% above the rate of inflation as set by the Bank of Greece. The agreement runs for 9 years and can be terminated by the Group with 6 months notice. During the six months’ ended June 30, 2010, rent expense was US$118 (2009: US$114).

Compensation of Key Management Personnel of the Group

In May 2007, the Company agreed to pay its three non-executive directors a total of Pound Sterling (“GBP”) 90 (US$143) cash in total and additionally GBP24 (US$38) in total to two of the non-executive directors, in ordinary shares in the Company per annum, less any tax and/or National Insurance contributions payable, quarterly from the date the Company was admitted to the AIM in arrears. The relevant number of shares is to be calculated based on the Company’s share price published in the Financial Times on the date of issue. During the six months ended June 30, 2010, total compensation to the Company’s non-executive directors amounted to US$64 (2009: US$88).

Total compensation to the Company’s executive directors for the six months ended June 30, 2010 amounted to US$431 (2009: US$479)

GLOBUS MARITIME LIMITED
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share and per share data, unless otherwise stated)

5.	Vessels, net

Vessel Cost	Cost	Accumulated Depreciation	Net Book Value
Balance at January 1, 2010	$153,152	$(60,396)	$92,756
Vessel additions, net	106,084	-	106,084
Depreciation for the period	-	(2,806)	(2,806)
Balance at June 30, 2010	$259,236	$(63,202)	$196,034

Dry docking Cost	Cost	Accumulated Depreciation	Net Book Value
Balance at January 1, 2010	$1,381	$(971)	$410
Depreciation for the period	-	(260)	(260)
Balance at June 30, 2010	1,381	(1,231)	150
Vessel Net Book Value at January 1, 2010	154,533	(61,367)	93,166
Vessel Net Book Value at June 30, 2010	$260,617	$(64,433)	$196,184

During the six months ended June 30, 2010, the Group acquired the m/v Star Globe and m/v Sky Globe for a purchase price of US$32,825 each, and the m/v Jin Star (with a bareboat charter attached) for a purchase price of US$41,112. The depreciation expense of the aforementioned vessels is expected to amount to approximately US$2,250 for the year ending December 31, 2010.

During February 2010, the m/v Sea Globe and m/v Coral Globe, which were classified as held for sale at December 31, 2009, were delivered to their new owner (note 10).

6.	Share Capital and Share Premium

The share capital of the Company consisted of the following:

	June 30,	June 30,
	2010	2009
	USD	USD
Authorized
100,000,000 Ordinary Shares of $0.001 each	100,000	100,000
25,000,000 Ordinary Shares of $0.004 each post reverse split (note 14)	100,000	100,000

Ordinary shares issued and fully paid	Number of shares	Number of shares post reverse split (note 14)	USD
As of January 1, 2009	28,665,450	7,166,363	28,665
Issued during the period as part of share based compensation	102,210	25,552	102
As of June 30, 2009	28,767,660	7,191,915	28,767

As of January 1, 2010	28,956,172	7,239,043	28,956
Issued during the period as part of share based compensation	7,236	1,809	7
As of June 30, 2010	28,963,408	7,240,852	28,963

GLOBUS MARITIME LIMITED
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share and per share data, unless otherwise stated)

6.	Share Capital and Share Premium (continued)

During the six months ended June 30, 2010, the Company issued 7,236 (equivalent to 1,809 post 2010 reverse split) ordinary shares as share-based payments and recorded an expense of US$11 (June 30, 2009: 102,210 (equivalent to 25,552 post 2010 reverse split) and recorded an expense of US$721). Accordingly, as of June 30, 2010, the Company’s issued share capital amounted to US$29.

At the annual general shareholders meeting which took place on July 28, 2010, the shareholders of the Company approved a reverse split of four ordinary shares of $0.001 each, in the capital of the Company into one ordinary share of $0.004 each. Such reverse split occurred on July 29, 2010 (note 14). As a consequence, authorised ordinary shares amounted to 25,000,000 of US$0.004 each and ordinary shares issued as at June 30, 2010 amounted to 7,240,852.

Share premium includes the contribution of the Group’s shareholders to the acquisition of the Group’s vessels. Firment Trading Limited contributed US$1,275 in connection with the purchase of the m/v Gulf Globe and US$0.3 in connection with the advance payment for the purchase of the m/v Island Globe. Another party, related through common control, contributed US$4,000 to the purchase price of the m/v Gulf Globe. Additionally, share premium includes the effects of the acquisition of minority interest, the effects of the Company’s initial public offering and the effects of share-based payments. Accordingly, as of June 30, 2010, the Company’s share premium amounted to US$88,529 (December 31, 2009: US$88,516).

7.	Earnings/ (Loss) per Share

Basic earnings/(loss) per share (“EPS”/“LPS”) are calculated by dividing the profit/(loss) for the period attributable to the Company’s shareholders by the weighted average number of shares issued, paid and outstanding.

Diluted earnings per share amounts are calculated by dividing the net profit/(loss) attributable to ordinary equity holders of the parent by the weighted average shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

The following reflects the profit/(loss) and share data used in the basic and diluted earnings per share computations:

	Six months ended June 30,
	2010	2009
Net profit/(loss) attributable to ordinary equity holders	$1,090	$(11,629)
Weighted average number of shares for basic EPS	28,959,101	28,725,335
Adjusted for the effect of reverse split that occurred on July 29, 2010:
Weighted average number of shares for basic EPS Adjusted (note 14)	7,239,775	7,181,334
Effect of dilution	-	-
Weighted average number of shares adjusted for the effect of dilution	7,239,775	7,181,334

GLOBUS MARITIME LIMITED
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share and per share data, unless otherwise stated)

8.           Long-Term Debt, net

Long-term debt in the interim consolidated statement of financial position is analysed as follows:

	Borrower	Loan Balance	Unamortised Debt Discount	Total Borrowings
(a)	Globus Maritime Limited	$75,500	$(263)	$75,237
(b)	Kelty Marine Ltd.	26,650	(200)	26,450

	Total as of June 30, 2010	102,150	(463)	101,687
	Less: Current Portion	11,000	(98)	10,902
	Long-Term Portion	91,150	(365)	90,785

	Total as of December 31, 2009	70,562	(487)	70,075
	Less: Current Portion	34,157	(257)	33,900
	Long-Term Portion	$36,405	$(230)	$36,175

(a)
In November 2007, the Company entered into a secured reducing revolving credit facility for US$120,000 with a bank in order to: (i) refinance the then existing indebtedness on the m/v Island Globe (ii) finance part of the purchase price of the m/v Tiara Globe and m/v River Globe, and (iii) provide general working capital to the Group.

The US$120,000 facility is in the name of Globus Maritime Limited as borrower and was guaranteed by the vessel owning subsidiaries of the m/v Island Globe, m/v Tiara Globe and m/v River Globe collateralized by first preferred mortgages over their vessels. The reducing revolving credit facility bears interest at LIBOR plus a margin of 0.95% per annum if the market values of the mortgaged vessels are less than 200% of the outstanding loan balance and 0.75% per annum if the market values of the mortgaged vessels are more than 200% of the outstanding loan balance. On September 2, 2009, following the sale of the m/v Island Globe, an amount of US$18,500 was repaid. During May 2010, following the acquisition of the m/v Star Globe and m/v Sky Globe, an amount of US$35,520 was drawn down. The balance outstanding as of June 30, 2010 was US$75,500, payable in 11 equal semi-annual installments of US$4,500 starting November 2010, as well as a balloon payment of US$26,000 due together with the 11th and final installment due in November 2015.

At the current interest rate, the Group estimates additional interest expense for the year ending December 31, 2010 of approximately US$265 as a result of the draw downs relating to the acquisition of m/v Star Globe and m/v Sky Globe.

Following the sale of the m/v Island Globe on September 2009 and the acquisition of the m/v Star Globe and m/v Sky Globe on May 2010, the loan is secured as follows:

•	First preferred mortgage over the m/v Tiara Globe, m/v River Globe, m/v Star Globe and m/v Sky Globe.
•	Guarantees from the owning companies of such vessels.
•	First preferred assignment of all insurances and earnings of the mortgaged vessels.
•	General pledge of earnings account or any other accounts to be held with the lender.

The credit facility contains various covenants, including, amongst others, restrictions as to (a) no changes in management and ownership of the mortgaged vessel without prior written consent of the lender, (b) the incurrence of additional indebtedness other than in the normal course of business without the prior written consent of the lender, (c) mortgaging the vessel, (d) payment of dividends that exceed 75% of the net income recorded for the preceding financial year without the bank’s prior consent, (e) minimum requirements for the vessels’ market value and insured value in relation to the loan’s outstanding balance, and (f) to maintain at the end of each accounting period and all other times during the security period, cash and bank balances and bank deposits of at least US$10,000.

GLOBUS MARITIME LIMITED
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share and per share data, unless otherwise stated)

8.	Long-Term Debt, net (continued)

(b)
In June 2010, Kelty Marine Ltd. entered into a loan agreement for US$26,650 with a bank for the purpose of part financing the acquisition of the m/v Jin Star. The loan facility is in the name of Kelty Marine Ltd. as the borrower and is guaranteed by Globus Maritime Limited (“Guarantor”). The loan facility bears interest at LIBOR plus a margin of 2.25% if the ratio of the loan outstanding to the market value of the m/v Jin Star and any additional security provided at the time being, plus any amount of minimum free liquidity maintained with the bank (Loan to Value ratio or “LtV”) is less than 45%, a margin of 2.40% if the LtV is equal to or exceeds 45% but is less than or equal to 60%, a margin of 2.50% if the LtV exceeds 60% but is less than or equal to 70% and a margin of 2.75% if the LtV exceeds 70%. The balance outstanding at June 30, 2010 was US$26,650 payable in 28 equal quarterly instalments of US$500 starting September 2010, as well as a balloon payment of US$12,650 due together with the 28th and final instalment due in June 2017.

The interest expense on the aforementioned loan, at the current applicable interest rate, is estimated to amount to approximately US$368 for the year ending December 31, 2010.

The loan is secured as follows:
•	First preferred mortgage over the m/v Jin Star.
•	Guarantees from Kelty Marine Ltd. and from the Company.
•	First preferred assignment of all insurances and earnings of the mortgaged vessel as well as of the bareboat charter agreement attached to the vessel.

The loan agreement contains various covenants requiring Kelty Marine Ltd. to, amongst others things, ensure that (a) Kelty Marine Ltd. does not undergo a change of control; (b) the ratio of the Company’s shareholders’ equity to total assets is not less than 25%; (c) the Guarantor must have a minimum equity of US$50 million; (d) minimum requirements for the vessel’s market value in relation to the loan’s outstanding balance; and (e) the Borrower and/or the Guarantor to maintain at the end of each accounting period and all other times during the security period, cash and bank balances and bank deposits of at least US$1,000.

(c)
In March 2008, the Company entered into a credit facility of up to US$85,000 with a bank in order to: (i) refinance the then existing indebtedness on the m/v Coral Globe, m/v Gulf Globe, m/v Lake Globe, m/v Ocean Globe, and m/v Sea Globe and (ii) to provide general working capital to the Group. The balance outstanding as of December 31, 2009 was US$27,007 and was fully repaid during February 2010 following the sale of the m/v Sea Globe and m/v Coral Globe.

9.	Derivative Financial Instruments

	As at June 30,		As at December 31,
	2010		2009
	Assets	Liabilities	Assets	Liabilities
Interest rate swaps	-	$1,794	-	$1,220
Foreign exchange forward contracts	-	-	-	10
Total	-	$1,794	-	$1,230

During November 2008, the Group entered into an interest rate swap agreement of a notional amount of US$10,000 effective from November 28, 2008 to November 29, 2013. For the period from November 28, 2008 to November 23, 2010 the Group will exchange 6 month Libor interest rate with a fixed interest rate of 2.40%.

On November 23, 2010, the swap counterparty has the option to select either (a) to exchange 6 month Libor interest rate with a fixed interest rate of 3.60% or (b) to exchange 6 month Libor interest rate with 6 month Libor interest rate minus 20 basis points for the remaining period to maturity. As of June 30, 2010, the aforementioned interest rate swap had a fair value of US$707 (December 31, 2009: US$430) in favor of the swap counterparty.

GLOBUS MARITIME LIMITED
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share and per share data, unless otherwise stated)

9.	Derivative Financial Instruments (continued)

During November 2008, the Group entered into an interest rate swap agreement of a notional amount of US$15,000 effective from November 28, 2008 to November 28, 2013. For the period from November 28, 2008 to November 29, 2010, the Group will exchange 3 month Libor interest rate with a fixed interest rate of 2.45%. At November 29, 2010, and for the remaining period to maturity the swap counterparty has the option to select either (a) to exchange 3 month Libor interest rate with a fixed interest rate of 3.64% or (b) to exchange 3 month Libor interest rate with 3 month Libor interest rate minus 20 basis points.

As of June 30, 2010, the aforementioned interest rate swap had a fair value of US$1,087 (December 31, 2009: US$ 790) in favor of the swap counterparty. Gains and losses on interest rate swap contracts are recognized in the income statement component of the interim consolidated statement of comprehensive income in finance costs.

10.	Gain on Sale of Vessel

During the six months ended June 30, 2010, the Group sold the m/v Sea Globe and m/v Coral Globe for a selling price of US$17,500 and US$16,500 respectively. The gain on the sale of the vessels was calculated as follows:

	For the six months ended 30,
	2010	2009
Proceeds	$34,000	-
Carrying amount of vessel sold	(33,030)	-
Other selling expenses	(963)	-
Net gain on sale	$7	-

11.	Contingencies

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Group’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which are material for disclosure.

12.	Commitments

The Group enters into time charter arrangements on its vessels. These non-cancellable arrangements have remaining terms between two to fifty-five months as of June 30, 2010, assuming redelivery at the earliest possible date.

Future gross minimum lease revenues receivable upon non-cancellable operating leases as at June 30, 2010 and December 31, 2009 are as follows (vessel off-hires and drydocking days that could occur but are not currently known are not taken into consideration; in addition, early delivery of the vessels by the charterers is not accounted for):

	June 30,	December 31,
	2010	2009
Within one year	$20,770	$2,925
After one year but not more than five years	22,671	-
More than five years	-	-
Total	$43,441	$2,925

GLOBUS MARITIME LIMITED
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share and per share data, unless otherwise stated)

12.	Commitments (continued)

These amounts include consideration for other elements of the arrangement apart from the right to use the vessel such as maintenance and crewing and its related costs.

At June 30, 2010 and December 31, 2009, the Group was a party to an operating lease agreement as lessee. The operating lease relates to the office premises of the Group (expiring in August 2015).

The future minimum lease payments under this agreement as at June 30, 2010 and December 31, 2009 are as follows:

	June 30,	December 31,
	2010	2009
Within one year	$250	$247
After one year but not more than five years	1,064	1,051
More than five years	46	185
Total	$1,360	$1,483

Total rent expense under operating leases for the six months ended June 30, 2010 amounted to US$118 (June 30, 2009: US$114).

13.	Financial Instruments

Fair Values

Derivative financial instruments are recorded at fair value while all other financial assets and financial liabilities are recorded at amortised cost which approximates fair value at June 30, 2010.

Fair Value Hierarchy

As of June 30, 2010 and December 31, 2009, the Group held the following financial instruments measured at fair value:

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:	quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2:	other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3:	techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

Liabilities at fair value	June 30, 2010	Level 1	Level 2	Level 3
Interest rate swaps	$1,794	-	$1,794	-
Total	$1,794	-	$1,794	-

Liabilities at fair value	December 31, 2009	Level 1	Level 2	Level 3
Interest rate swaps	$1,220	-	$1,220	-
Foreign exchange forward contracts	10	-	10	-
Total	$1,230	-	$1,230	-

GLOBUS MARITIME LIMITED
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share and per share data, unless otherwise stated)

14.	Events after the Interim Reporting Date

Reverse split

At the annual general shareholders meeting, which took place on July 28, 2010, the shareholders of the Company approved a reverse split of four ordinary shares of $0.001 each, in the capital of the Company into one ordinary share of $0.004 each. Such reverse split occurred on July 29, 2010.

Interim Dividend Declared

By a board of directors resolution dated September 6, 2010, an interim dividend relating to the six months ended June 30, 2010 was declared. The interim dividend of 7.3 pence (GBP) per share (US$0.8 million or US$11.29 cents per share) was paid during September 2010.

Redomiciliation

On November 24, 2010, the Company redomiciled from Jersey into the Marshall Islands. Upon redomiciliation, the existence of the Company shall be deemed to have commenced on the date the Company commenced its existence in Jersey. The redomiciliation of the Company in the Marshall Islands does not affect any obligations or liabilities of the Company incurred prior to its redomiciliation, and property of every description, including rights of action and the business of the Company shall continue to be vested in the Company. The registered address of the Company in the Marshall Islands is located in Trust Company Complex, Ajeltake Island, Ajeltake Road, Majuro, Marshall Islands MH96960. The name of the Company’s registered agent at such address is The Trust Company of the Marshall Islands, Inc.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the common shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

6,117,389 Common Shares

PROSPECTUS

Until December 19, 2010 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.